FORWARD TOGETHER

CSC **2012** ANNUAL REPORT



"CSC and the Board are making swift, substantive changes to address our challenges and set the course for a more profitable trajectory. Our talented and passionate workforce, global capabilities, diverse solutions portfolio and large client base strongly position the company to improve and deliver shareholder value in the future."

Rodney F. Chase
Chairman

FROM OUR CHAIRMAN

Dear CSC Shareholders,

Over the past year, CSC has experienced a number of significant challenges that our Board has addressed with great urgency. Our decisions were aimed at developing the leadership capability, accountability and governance required to improve our performance, deliver greater value to our shareholders and position CSC for the future.

In February 2012, the Board appointed Mike Lawrie as CSC's new President and Chief Executive Officer. Mike brings decades of leadership in the IT industry and upholds a reputation for driving operational excellence, championing innovation and creating value for clients and shareholders. We believe that Mike's extensive experience in revitalizing global enterprises and implementing turnaround programs is fundamental as we strengthen our business and create a clear strategy to help CSC innovate, compete and improve profitability.

Since officially joining the company in March, Mike has met and spoken with investors, clients, employees and analysts around the world, intently refining our business strategy and operating model for moving CSC forward. He has communicated to the Board and to our 98,000 employees that his immediate priorities are to fix the company's short-term challenges and remove barriers to increased profitability.

As such, Mike is also focused on strengthening the executive leadership team. He is committed to appointing leaders who are decisive, accountable and results-oriented and, most important, who uphold our core ethics and values. Mike has already brought on new leadership and perspectives, and you'll see more appointments in the coming months.

With the appointment of Mike Lawrie as President and Chief Executive Officer, the Board also appointed me to serve as non-executive Chairman following my service to the Board as a director since 2001. The Board recognizes that the separation of the Chief Executive Officer and Chairman positions through an independent Chairman represents good corporate governance that will help enhance independent oversight and more closely align the Board with our shareholders.

CSC and the Board are making swift, substantive changes to address our challenges and set the course for a more profitable trajectory. Our talented and passionate workforce, global capabilities, diverse solutions portfolio and large client base strongly position the company to improve and deliver shareholder value in the future. The Board is confident that Mike has the vision and wide-ranging experience to build on this foundation and lead CSC forward into a new era of success.

Rodney F. Chase
Chairman



"Although the company underperformed in FY12, I am confident that we can improve our business as we move forward. We are committed to a far-reaching turnaround strategy to change CSC for the better and deliver the results our employees, clients and shareholders expect of us."

Mike Lawrie
President and
Chief Executive Officer

FORWARD **TOGETHER**

FROM OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear CSC Shareholders,

Since joining CSC at the close of Fiscal Year 2012, I've had the chance to meet with many of our investors, clients and partners and with our employees around the world. By listening closely to your perspectives and concerns, I've gained valuable insights into where we are today and what it will take to move CSC forward to better serve the needs of every stakeholder.

Results for FY12 reflect a difficult year for CSC and were unacceptable to us and to our investors. Reasons for this poor performance included:

↗ A significant write-off related to our work with the National Health Service (NHS) in the UK

↗ Troubled contracts within our Managed Services Sector (MSS) business that resulted in impairment and restructuring charges

↗ Difficulty in managing our cost structure to adjust for some of these adverse developments during the year

↗ Organizational and operating-model alignment issues that impaired our ability to execute

↗ Continued budget uncertainty and contract write-offs in our U.S. Federal business and economic headwinds in EMEA

Although there were bright spots — including strong bookings of over $19 billion, which represents a 30-percent increase over FY11 — it will clearly take time and hard work to turn the company around to improve our profitability and overall performance.

Despite the challenges, I firmly believe that our best days are ahead of us, and I have great confidence in our ability to achieve a successful turnaround. Much of my optimism comes from knowing that we begin our improvement journey with significant strengths.

The primary strength is our most valuable resource — our people. I see enormous capability embedded in our global organization. Our 98,000 professionals bring some of the best skills, insights and intellectual capital in the IT services industry. We also have great clients that appreciate what differentiates us and want CSC to be successful in the marketplace. Our 2,500-strong client base spans all major industries and includes a large public-sector business.

In addition, we have many in-demand offerings and under-leveraged assets, particularly in business services and software, cloud and big data. Multiple licensing agreements this year for CSC RISKMASTER®, the world's most widely used risk and claims management software, and for our analytics-based Legal Solutions Suite, delivered as a service, pointed to our capabilities in industry-specific business services and software.

In cloud, we delivered our innovative BizCloud™ offering to new clients, recorded $203 million in wins for commercial cloud services overall and were named a "Leader" in the very first Gartner Magic Quadrant for Public Cloud IaaS. We have $900 million in qualified cloud pipeline scheduled to be awarded in FY13. Similarly, we saw traction for our cybersecurity offerings over the past year, recording $48 million in commercial cyber wins and $350 million in North American Public Sector (NPS) cyber wins.

In FY12 we also saw positive market activity from two recent acquisitions. Results for the 8 months of FY12 since we acquired iSOFT showed revenue of $139 million and included positive trends in high-margin software license sales. And our AppLabs unit delivered $60 million in revenue and enabled us to begin providing new applications testing services to existing customers.

Among CSC's other key strengths, we also have significant global scale, with a network of 60 service delivery centers and other capabilities in 90 countries that enable us to serve the world's largest businesses. This global presence contributed to several major wins this year, including a new $1 billion contract with a global multibrand commercial products manufacturer and large new 5-year contracts with leading shipbuilder Huntington Ingalls Industries and ArcelorMittal, the world's largest steel producer. And we are independent, which offers our clients the advantages of flexibility, innovation and value.

In the coming months, we will work to build on this progress and find new ways to leverage our talented workforce, global scale and proven offerings as we reorient the business and aim for higher levels of performance.

53 years of service to the Global 2000 and governments worldwide

Ranked #2 in IT Services by *FORTUNE* magazine, 2012

Ranked #162 in the 2012 Fortune 500

"Ultimately, it's not about words — it's about results. At the end of the day, what have we achieved for our clients? And what have we achieved for our shareholders? That must be the overriding focus of all we do."



FISCAL YEAR 2012 FINANCIAL PERFORMANCE

CSC financial results in 2012 were below the company's expectations, with revenue declining by 1 percent to $15.9 billion and a loss per share from continuing operations of ($27.38).

The commercial business (Managed Services Sector and Business Solutions and Services Sector) experienced modest revenue growth of 1.4 percent including acquisitions and favorable foreign currency movements. Profitability in the commercial business was adversely impacted by the delays in the UK National Health Service (NHS) contract and resulting write-off, troubled contracts within our MSS business that resulted in profit adjustments and asset impairment charges, challenges in managing our cost structure, workforce restructuring and dilution from recent acquisitions. As a result of these events, MSS operating margins were break-even and BSS margins were negative.

In the North American Public Sector (NPS), CSC revenue declined by 5 percent as the result of uncertainty associated with Federal budgets and the likelihood of future budget cuts. NPS profitability was impacted by a claims settlement with the U.S. Government, forward losses on certain long-term contracts as well as an adverse adjustment resulting from a stop work order on a U.S. Air Force contract. Operating margins of 2.3 percent were significantly below the company's targets for 2012.

Free cash flow of $59 million resulted from lower-than-expected operating cash flow from all three lines of business, higher corporate expenses, as well as a net cash outflow associated with the UK NHS contract.

CSC exceeded its expectations for new contract awards in 2012 — delivering record bookings of $19.3 billion. The total value of these contracts represented a 30-percent increase over Fiscal 2011 awards and helped to increase the company's backlog to $36.4 billion.



MOVING **FORWARD**



Our immediate priority as we begin this turnaround journey is to improve financial performance and profitability. Today, as we work to achieve this objective, we are continuing to build and validate our business strategy, align our operating model and select the right leaders to execute it. As our approach evolves and as we finalize the much broader strategy, several core principles will guide our analysis and execution:

↗ **Improve Profitability.** Shifting our immediate focus to improved operating income and profitability involves cutting costs. We have launched an aggressive cost and expense takeout program to save $1 billion over the next 12 to 18 months. Much of that savings will be delivered to the bottom line; some will be reinvested. In addition, in early FY13 we conducted a full review of our portfolio, with the objective to fix or renegotiate underperforming contracts and implement measures to better ensure every contract we have can deliver value, profitably. We are also determining non-core assets for disposal, with a goal of delivering incremental cash to the business. Together, these actions will align our business portfolio, assets and cost structure to that valued by our customers and investors.

↗ **Simplify the Operating Model.** A simpler and leaner operating model will allow us to better align resources, reduce fragmentation and more nimbly respond to our clients and market changes. Putting the right leaders in place and clarifying lines of accountability will also help us execute and deliver faster as one global team. To that end, we recently launched a new management compensation system to align the compensation of our global leadership with company profitability results and the creation of shareholder value.

↗ **Move Up the Value Chain.** It is critical to speed up our evolution beyond commoditized utility services and into high-value solutions, particularly in cloud and virtualized offerings, business services and software. Realigning our solution development processes, exposing and scaling under-leveraged assets and building new capabilities will enable us to deliver greater value for our clients.

↗ **Innovate, Standardize and Scale.** By more consistently transforming our most innovative ideas into focused solutions, we will help our clients reduce costs, enhance their own innovation and improve performance. We must also better leverage the outstanding solutions we have already built for our clients. By adopting a product-oriented approach, we can more efficiently standardize and more rapidly scale our tested and proven solutions to serve clients that seek the risk-reduction and price advantages of industrialized global offerings.

↗ **Lead Next-Generation Infrastructure.** By putting our clients' needs for innovation in cloud, big data and cybersecurity ahead of protecting existing business models, we will capitalize on emerging opportunities to transform our clients' legacy IT infrastructures for improved cost-effectiveness and business agility.

↗ **Improve Client Satisfaction.** As a global team, we must measure our client relationships not in transactions but in years of collaborative partnership and shared achievements. With straight talk, streamlined account management, exceptional service and a focus on results, we will position the company to deliver greater client and shareholder value over time.

↗ **Recapture Our CSC Pride.** Our enormously talented and skilled people have an appetite for change and will drive our performance going forward. By supporting and engaging everyone in our company throughout this turnaround, we will nurture a new sense of pride in CSC that translates into greater commitment and improved customer service.

When our broader strategy takes hold in the weeks and months ahead, we will update our stakeholders on our plans and progress. We will share further detail at the CSC Investors Day meeting in September and through other forums going forward. As we implement changes in how we operate our business and approach our markets, we anticipate that CSC will perform more consistently and profitably and better meet the value expectations of our shareholders. Although we are moving with the utmost sense of urgency, we recognize that we are embarking on a multi-year recovery journey.

Throughout this journey, we will strive to be exceptionally forthright in providing our shareholders the information they need to evaluate our performance, and we will continue to strengthen our corporate ethics programs. Transparency and unwavering ethics make our business and our relationships stronger. That is our commitment to you.

98,000 Professionals

2,500 Clients

100+ Alliances

THE NEXT **STEPS**

"Despite recent setbacks, CSC remains a respected global company with significant capabilities, and I believe we have a bright future ahead of us, with many opportunities to innovate, deliver and lead."

Recent challenges have shaken the confidence of our investors and other stakeholders. But I feel very strongly that these challenges are absolutely surmountable if we are focused, decisive and act with a sense of urgency.

Looking ahead, we understand the hard work that comes with change, but we feel confident in the underlying potential of our business and in our capacity to evolve and improve.

Cloud, big data and industry-specific business services in particular are poised to deliver the next great leaps in client productivity and innovation. With the validation of our strategy, we will take a stand, commit to what we will be the absolute best at and establish the operating model and organizational structure to get us there.

Equally critical is to ensure that we have the right leadership in place. We are committed to appointing leaders who are decisive, accountable, results-oriented and, above all else — those who uphold our core ethics and values and represent CSC to our employees and to all stakeholders in the best possible light.

Recent additions to our leadership team include:

↗ **Paul Saleh as Chief Financial Officer.** Paul brings tremendous expertise in leading global finance functions for companies in the midst of significant change and industry transition. With his experience as CFO for leading brands such as Gannett, Sprint Nextel and Walt Disney International, Paul also has a long track record of helping global businesses achieve the consistent profitability and shareholder value we have prioritized as the company's most critical goals.

↗ **David Zolet as President, North American Public Sector (NPS).** David's experience leading NPS business development and holding executive leadership responsibility at IBM and Northrop Grumman will serve him well in his new role as we build greater reliance between our commercial and public sector services and strengthen our cost and profitability management disciplines in NPS.

↗ **Gary Budzinski as President, Global Infrastructure Services.** Gary comes to us from Hewlett Packard (HP) where he led HP's $12 billion technology services business. His experience in IT services and outsourcing for HP, Aon and EDS includes leading large-scale, complex, global services operations in the midst of transformation.

↗ **Sunita Holzer as Chief Human Resources Officer.** Sunita will oversee all aspects of our global human resource operations. She joins us from the Chubb Group of Insurance Companies where she was responsible for worldwide HR functions. Previously she gained transformative HR experience at GE Capital Corporate, American Express and AIG.

I joined CSC just a short time ago. But the more I learn about the company, the more excited I am about our future. The potential is there. We are one of the largest and most global of the world's few remaining independent IT services providers. Our clients and partners are with us, and our people are ready for change. With focus, the right ideas and ruthless execution, I believe that, together, we can move CSC forward and again deliver tangible value for our shareholders as well as our clients.

Thank you for your support as we begin this turnaround journey.

Mike Lawrie
President and
Chief Executive Officer

OUR VALUES ARE CLEAR

Client Focused — Our success derives from a deep understanding of our clients, to whom all of CSC is committed to deliver exceptional service and value.

Leadership — We lead from the front, displaying our integrity and using facts to support our straight talk. We create an environment for positive change built on collaboration and trust.

Execution Excellence — We insist on excellence in all we do for clients and ourselves, striving always for recognition among the leaders in our industry.

Aspiration — We aspire individually and collectively to be more tomorrow than we are today.

Results — We accept individual responsibility for our commitments and expect to be accountable for results.



OUR CASE FOR **INVESTMENT**

With new management in place, considerable assets and a comprehensive turnaround strategy under way, CSC offers a strong case for investment. As a Fortune 200 company and a *FORTUNE* magazine Top 2 IT Services provider, we are one of the world's leading IT services companies, a source of innovation for our clients, a great place to work for our people and a potentially rewarding investment for our shareholders. In the year ahead, we look forward to making significant changes to improve performance and deliver shareholder value as a result of these and other core strengths:

↗ **Highly Skilled Workforce.** Our 98,000 highly skilled professionals worldwide serve clients in six major industries, more than 20 market sectors and every major technology domain. We recognize the creativity of our employees and their ability to create the forward-thinking solutions that will benefit our clients.

↗ **In-Demand Offerings.** The IT services industry is constantly reinventing itself to generate new productivity improvements, create new demand and reward innovation. As this continues, CSC is well-positioned to bring new value and next-generation infrastructure capabilities to our clients with solutions and software in cloud, big data, business process services, applications, healthcare, cybersecurity and other dynamic areas.

↗ **Strong Client Base.** As one of the world's largest independent IT services providers, CSC is a trusted partner to approximately 2,500 public- and private-sector organizations worldwide, including hundreds of Fortune 500 businesses and nearly every agency of the U.S. Federal Government.

↗ **Extensive Global Reach.** We operate where our clients operate, with the scale and capabilities in 90 countries and on six continents to support their global initiatives. Across the Americas, EMEA and the Asia-Pacific region, we bring expertise in local markets and the best of the global CSC to address our clients' key challenges.



ONE OF THE WORLD'S LARGEST INDEPENDENT IT SERVICES PROVIDERS

Even as powerful new IT solutions emerge, many organizations are limited by their service providers' narrow range of hardware and software products. By staying independent while working closely with today's leading technology vendors across our 100-partner ecosystem, we offer informed, objective advice that maximizes client choice and value.





IMPROVING CLIENT **AGILITY,** COST **CONTROL** AND MISSION **EFFECTIVENESS**



Zurich Insurance Group

To expand into emerging markets and reduce costs, Zurich, a global leading multi-line insurance provider, collaborated with us to standardize an important part of its life business onto a single set of technology platforms. Our experienced team supported the design and implementation of a set of standard insurance processes for global reuse, together with a proposition component framework, delivering a business transformation solution across four regions that allows Zurich to develop, share, reuse and support products and processes around the world. Through this collaboration, we are supporting Zurich's life insurance business in entering new markets more quickly and easily — with lower costs.

NASA

To streamline service and save taxpayer money, NASA set out to consolidate key support services, dispersed across four functional areas and 10 field centers, into a single NASA Shared Services Center (NSSC). Leveraging experience from creating our own low-cost, customer-focused shared services model, CSC worked with NASA to transition its financial management, human resources, IT and procurement processes to the new center, located on the Mississippi Gulf Coast, in the wake of Hurricane Katrina. A year after opening, the NSSC was supporting nearly 20,000 NASA employees and partners across the United States. NASA recouped its initial investment ahead of schedule, support costs have decreased by 20 to 30 percent and projected annual savings to the agency have doubled. The center continues to win awards for customer support and culture creation.





Volkswagen

Volkswagen, a global market leading automotive company, has included a robust digital platform in their strategy to secure their position in this highly competitive market. VW is developing a digital platform that will support and enable their dealers all over the world at an affordable cost, help the company win new customers and keep loyal customers engaged with Volkswagen. Volkswagen selected CSC Cloud Services to provide region specific platforms to support sales, marketing and after market applications which will increase demand and drive profitability. Volkswagen dealers, new customers and millions of Volkswagen customers will use applications provided by Volkswagen from the CSC Cloud.



FIAT

FIAT is reinventing its automobile business in Italy and as part of this strategic initiative it is introducing a new line of automobiles to the American market. FIAT is transforming how it builds, markets and serves its customers around the world. FIAT chose CSC BizCloud to build a business to consumer (B2C) portal as part of its marketing campaign to introduce new FIAT models first to the Italian market and then to other markets around the world. The CSC private cloud was ready to provision the FIAT digital platform in just 2 months and enabled FIAT to meet its time-to-market goals. FIAT is improving the customer experience by using technology to simplify how customers buy the car they want when they want it.



China Pacific Life Insurance

China's decision to open its financial markets to foreign competition set China Pacific Life Insurance on the path to transformation. One of the country's leading insurers, with more than 115 million customers, the firm was seeking to manage multiple systems across hundreds of operations centers. The company chose our global insurance software to replace 38 core systems. Our business intelligence experts created a groundbreaking Insurance Industry Data Model, and our high-performance computing experts configured 128 mini-supercomputers for a fast, massively parallel solution. With the system supporting 225,000 employees and partners, the firm now maintains more than 1,700 products, provides faster customer service and is competing more effectively for new business.

U.S. Federal Aviation Administration

When the FAA sought to help pilots safely plan flights by improving access to weather and navigation data, we worked closely with the agency to develop the innovative Direct User Access Terminal Service (DUATS) resource. For more than 20 years, our skilled professionals have continuously improved and effectively managed this free, easy-to-use and highly accurate preflight planning system. Delivered via a pioneering and convenient as-a-service model since 1989, DUATS has enabled over half a million pilots per year to fly safely by getting the on-demand, around-the-clock updates about weather and NOTAMs they need, whether through downloading our custom DUATS software, visiting the DUATS website or accessing the system using mobile-friendly phones or smart devices.



- ↗ We serve virtually every agency of the U.S. Federal Government.
- ↗ We serve over half of the world's largest power generation companies.
- ↗ We are the world's largest dedicated aerospace and defense IT services partner.
- ↗ We serve nearly half of the Fortune 500 financial services companies.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 30, 2012
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from__________ to

Commission File No.: 1-4850

COMPUTER SCIENCES CORPORATION

(Exact name of Registrant as specified in its charter)

Nevada	**95-2043126**
(State of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3170 Fairview Park Drive	
Falls Church, Virginia	**22042**
(Address of principal executive offices)	**(zip code)**

Registrant's telephone number, including area code: (703) 876-1000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered
Common Stock, $1.00 par value per share	New York Stock Exchange
Preferred Stock Purchase Rights	

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or a smaller reporting company.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No
As of September 30, 2011, the aggregate market value of stock held by non-affiliates of the Registrant was approximately $4,154,635,958.
There were 155,201,837 shares of the Registrant's common stock outstanding as of May 4, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement for its 2012 Annual Meeting of Stockholders, which will be filed with the Securities and Exchange Commission within 120 days after March 30, 2012, are incorporated by reference into Part III hereof.

TABLE OF CONTENTS

PART I

Item 1. Business

INTRODUCTION AND HISTORY

General

Computer Sciences Corporation, a Nevada corporation (CSC or the Company), is one of the world leaders in the information technology (IT) and professional services industry. Since it was founded more than 50 years ago in 1959, the Company has helped clients use IT more efficiently in order to improve their operations and profitability, focus on core competencies, and achieve business results such as increased agility and top-line growth.

The Company's clients generally comprise governments and commercial enterprises that rely upon the use of information services and associated systems for the conduct of their operations. These clients commonly engage with industry specialists for the development, deployment, and ongoing operation of IT services and IT-enabled business operations.

CSC's business strategy centers on maintaining proficiency and favorable cost profiles related to designing, implementing, and/or operating critical information-based systems for our clients. Increasingly, these systems serve highly-interconnected user populations (which are increasingly mobile in nature), and rely upon complex sources of data and high-performance computing and storage assets.

CSC offers a broad array of services to clients in the commercial and government markets and specializes in applying contemporary practices towards the employment of IT in order to achieve the strategic objectives of its customers. CSC's service offerings include IT and business process outsourcing, emerging services such as cloud computing and cybersecurity protection, and a variety of other IT and professional services.

IT outsourcing involves operating all or a portion of a customer's technology infrastructure, including systems analysis, applications development, network operations, end-user computing and data center management. CSC also provides business process outsourcing, managing key transactional business functions for clients, such as procurement and supply chain, call centers and customer relationship management, credit services, claims processing and logistics. In addition, CSC provides an array of emerging services in the areas of Infrastructure as a Service (IaaS), Software as a Service (SaaS), Business Process as a Service (BPaaS), Platform as a Service (PaaS), Cyber Security Managed Services and other emerging technologies and associated service delivery models.

IT and professional services include systems integration, management consulting, technology consulting and other professional services. Systems integration encompasses designing, developing, implementing and integrating complete information systems. Consulting and professional services include advising clients on the strategic acquisition and utilization of IT and on business strategy, security, modeling, simulation, engineering, operations, change management and business process reengineering.

The Company also licenses sophisticated software systems including SaaS offerings for the financial services, healthcare and other industry-specific markets and provides a broad array of end-to-end business solutions that meet the needs of large commercial and government clients. The Company focuses on delivering results by combining industry-specific knowledge and process design and improvement expertise with innovative, high-quality global delivery models to provide flexible and scalable solutions. To do so, CSC draws on its vast experience in designing, building and maintaining large, complex, mission-critical systems and applies this knowledge to today's business challenges.

While it maintains more than 100 vendor alliances to have access to the latest technology, CSC generally does not operate through exclusive agreements with hardware or software providers and believes this vendor neutrality enables it to better identify and manage solutions specifically tailored to each client's needs.

Major Markets

CSC provides its services to clients around the world and in many commercial industries, as well as to governments of the U.S. federal, state, and local segments, in addition to other governments. The Company delivers these services through three broad service lines or sectors: North American Public Sector (NPS), Managed Services Sector (MSS), and Business

Solutions and Services (BSS). Geographically, CSC has major operations throughout North America, Europe, Asia and Australia. Segment and geographic information are included in Note 15 to the Consolidated Financial Statements for the year ended March 30, 2012. For a discussion of risks associated with our foreign operations, see Item 1A "Risk Factors".

The Company's NPS line of business, providing IT-related and mission/operations-related services to the U.S. federal government since 1961, is a leading federal contractor and is one of its major IT service providers. CSC serves a broad federal customer base, including most civil departments and branches of the military, as well as the Department of Homeland Security and NASA. The Company provides a broad spectrum of services to the U.S. federal government, ranging from traditional systems integration and outsourcing to complex project management and technical services. Key offerings include enterprise modernization, telecommunications and networking, managed services, base and range operations, and training and simulation.

The Company's MSS line of business provides information systems outsourcing services to clients in a broad array of industries, including aerospace and defense, automotive, chemical and natural resources, consumer goods, financial services, healthcare, manufacturing, retail and distribution, telecommunications, and technology. CSC's services are delivered through allocation of resources located both on a client's premises and through CSC's leveraged service centers around the world.

The Company's BSS line of business also serves a broad array of industries, providing industry specific solutions in areas such as consulting and systems integration, business process outsourcing, and intellectual property-based software to chemical, energy and natural resources; financial services; technology and consumer; manufacturing; healthcare; and public sector organizations. In addition, BSS provides professional technology staffing services in Australia, computer equipment repair and maintenance services in Asia, and credit reporting services in the United States.

During the last three fiscal years, the Company's revenue mix by line of business was as follows:

	2012	2011	2010
North American Public Sector	36%	37%	38%
Managed Services Sector	42	41	41
Business Solutions and Services	23	23	22
Subtotal	101	101	101
Eliminations	(1)	(1)	(1)
Total Revenues	100%	100%	100%

Fiscal 2012 Overview

During fiscal 2012, CSC announced new business contract awards, or bookings, valued at approximately $19.3 billion, comprised of $9.5 billion in MSS segment awards, $6 billion of NPS awards and $3.8 billion of awards with BSS. For NPS, announced values for indefinite delivery and indefinite quantity (IDIQ) awards represent the expected contract value at the time a task order is awarded under the contract. The bookings value of MSS announced awards is estimated at the time of contract signing and includes optional contract years. New contract bookings are recorded using then existing projections of service volumes and then existing currency exchange rates, and are not subsequently adjusted for volume or currency fluctuations. The announced values for BSS line of business awards are based on firm commitments.

A weak global economy throughout much of fiscal 2012 continued to cause soft demand for IT discretionary spending, which affects demand for the Company's products and services and in turn, may have an impact on the financial condition of the Company. Therefore, the Company continues to closely monitor client demand in order to appropriately respond to changing environments. The response of professional and IT service providers, including CSC, has been to continue exercising cost discipline, with careful management of headcount, capital expenditures, and other resources. Many of our government customers continue to experience uncertainty about their fiscal budgets due to the Budget Control Act of 2011. As a result, large program awards are delayed and customers are shifting to smaller and shorter term contracts.

In future periods, CSC's results of operations and financial condition may be negatively affected by conditions in the various global markets in which the Company operates, or client budget constraints. The current economic environment increases the pressure on both businesses and governments around the world to adapt.

Economic conditions could impact the credit quality of CSC's receivables portfolio and, therefore, the level of provision for bad debts. CSC continues to review credit policies and collection efforts in both the origination of new business and the evaluation of existing projects.

Contract terminations, cancellations or delays could result from our performance or factors that are beyond our control, including the business, financial condition of the client, changes in ownership, management at our clients, changes in client strategies, the economy or markets generally. When contracts are terminated, we lose the anticipated revenues and might not be able to eliminate associated costs simultaneous with contract termination and the contract assets may become impaired. Consequently, our profit margins in subsequent periods could be lower than expected.

Currency fluctuations will continue to have an effect on both revenue and profit. The Company's hedging program, however, attempts to mitigate some balance sheet risk, economic risk, and margin erosion.

Acquisitions and Divestitures

Acquisitions

During fiscal 2012, CSC acquired iSOFT Group Limited (iSOFT), a publicly-held company listed on the Australian Securities Exchange, for cash consideration of $200 million, and the assumption of debt of $315 million, of which $298 million was repaid immediately after the acquisition, in the Company's BSS segment. The acquisition complements and strengthens CSC's software products, healthcare integration and services portfolio, and its healthcare research and development capabilities as iSOFT provides advanced application solutions across both the public and private sectors.

In addition, CSC acquired three privately-held companies for an aggregate $201 million during fiscal 2012, the largest being the acquisition of AppLabs for $171 million in CSC's MSS segment, and the other two acquisitions in the NPS and BSS segments. The AppLabs acquisition enhances the Company's capabilities in application testing services and complements CSC's expertise in financial services, healthcare, manufacturing, chemical, energy, and natural resources and technology and consumer verticals. The acquisitions in the NPS and BSS segments enhance the Company's offerings in the healthcare information technology and financial services industries.

During fiscal 2011, CSC acquired four privately-held companies for $156 million; two of the acquisitions were made in CSC's NPS segment and two in the BSS segment.

The NPS segment acquisitions enhanced the Company's offerings and position in the key areas of cybersecurity and intelligence, surveillance and reconnaissance solutions, sensor integration, and in-theater analysis and exploitation.

The BSS segment acquisitions expanded CSC's presence in the life sciences sector by enhancing its service offerings to include integrated, end-to-end business solutions for electronic regulatory submissions, integrating other acquired expertise with CSC's established Cloud/SaaS capabilities, and expanding CSC's presence and offerings in the chemical, energy and natural resources markets.

Divestitures

During fiscal 2011, CSC completed the divestiture of two immaterial businesses within its NPS segment whose ultimate customer is the U.S. federal government, one during the second quarter for consideration of approximately $56 million and another during the fourth quarter for consideration of approximately $65 million. Both of these divestitures were driven by governmental Organizational Conflict of Interest concerns. These divestitures have been reflected as discontinued operations in our financial statements.

For further discussion of these acquisitions and divestitures see Notes 3 and 4 to the Consolidated Financial Statements.

Competition

The IT and professional services markets in which CSC competes are not dominated by a single company or a small number of companies. A substantial number of companies offer services that overlap and are competitive with those offered by the Company. Some of these are large industrial firms, including computer manufacturers and major aerospace firms that may have greater financial resources than CSC and, in some cases, may have greater capacity to perform services similar to those provided by the Company. In addition, the increased importance of offshore labor centers has brought a number of foreign-based firms into competition with CSC. Offshore IT outsourcers selling directly to end-users have captured an increasing share of awards as they compete directly with U.S. domestic suppliers of these services. The Company continues to increase resources in offshore locations to somewhat mitigate this market development.

More recently, the accelerating demand for multi-tenant infrastructure services, commonly referred to as Cloud Computing offerings, is continuing to alter the landscape of competition. New entrants to our markets are offering service models that change the decision criteria and contracting expectations of our target market. The Company has responded to these changing market conditions with new offerings and contracting structures that are intended to position CSC favorably.

CSC's ability to obtain business is dependent upon its ability to offer better strategic concepts and technical solutions, better value, a quicker response, more flexibility, better quality, a higher level of experience, or a combination of these factors. In the opinion of the Company's management, CSC's lines of business are positioned to compete effectively in the BSS, MSS and NPS markets based on its technology and systems expertise and large project management skills. It is also management's opinion that CSC's competitive position is enhanced by the full spectrum of IT and professional services it provides, from consulting to software and systems design, implementation and integration, to information technology and business process outsourcing to technical services, delivered to a broad commercial and government customer base.

EMPLOYEES

The Company has offices worldwide, and as of March 30, 2012, had approximately 98,000 employees. The services provided by CSC require proficiency in many fields, such as computer sciences, programming, telecommunications networks, mathematics, physics, engineering, astronomy, geology, operations, research, finance, economics, statistics and business administration.

U.S. SECURITIES AND EXCHANGE COMMISSION REPORTS

All of the Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, and other materials required to be filed with or furnished to the U.S. Securities and Exchange Commission (SEC) on or after January 19, 1995, are available free of charge through the Company's Internet website, www.csc.com, or through the CSC Investor Relations Office at 1-800-542-3070. As soon as reasonably practical after the Company has electronically filed such material with or furnished it to the SEC, these items can be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Periodic reports, proxy statements, information statements, and other information filed with or furnished by the Company to the SEC are available on the SEC's website, www.sec.gov, or by calling the SEC at 1-800-SEC-0330 (1-800-732-0330).

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

All statements and assumptions contained in this Annual Report and in the documents attached or incorporated by reference that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements represent current expectations and beliefs of CSC, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking information contained in these statements include, among other things, statements with respect to CSC's financial condition, results of operations, cash flows, business strategies, operating efficiencies or synergies, competitive position, growth opportunities, plans and objectives of management, and other matters. Such statements are subject to numerous assumptions, risks, uncertainties and other factors, many of which are outside of CSC's control, which could cause actual results to differ materially from the results described in such statements. These factors include without limitation those listed below under Item 1A. Risk Factors.

Forward-looking statements in this Annual Report speak only as of the date of this Annual Report, and forward-looking statements in documents attached or incorporated by reference speak only as to the date of those documents. CSC does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events, except as required by law.

Item 1A. Risk Factors

Past performance may not be a reliable indicator of future financial performance. Future performance and historical trends may be adversely affected by the following factors, as well as other variables, and should not be relied upon to project future period results.

1. *Our business may be adversely impacted as a result of changes in demand, both globally and in individual market segments, for information technology outsourcing, business process outsourcing and consulting and systems integration services. In addition, worldwide economic weakness and uncertainty could adversely affect our revenue and expenses.*

   Current weakness in worldwide economic conditions and political uncertainty may adversely impact our customers' demand for our services in the markets in which we compete, including our customers' demand for consulting, systems integration and other IT services. Our government customers' demand may also be affected by budgetary and political uncertainties, changing priorities, military conflicts and other events.

2. *We are the subject of ongoing SEC and Audit Committee investigations and an SEC comment letter process, which could divert management's focus, result in substantial investigation expenses and have an adverse impact on our reputation and financial condition and results of operations.*

   On May 2, 2011, the Audit Committee commenced its investigation into certain accounting errors and irregularities, primarily in our Nordic region and in our operations in Australia. This investigation is also reviewing certain aspects of our accounting practices within our Americas Outsourcing operation and certain of our contracts that involve the percentage of completion accounting method, including our contract with the U.K. National Health Service (NHS). As a result of this investigation, we have recorded certain out of period adjustments to our historical financial statements and taken certain remedial measures. The SEC is conducting its own investigation into the foregoing areas as well as certain related disclosure matters. See Note 2 to the Consolidated Financial Statements for a discussion of these investigations and adjustments.

   In addition, the SEC's Division of Corporation Finance has issued comment letters to the Company requesting, among other things, additional information regarding the Company's previously disclosed accounting adjustments, the Company's conclusions regarding the materiality of such adjustments and the Company's analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The Division of Corporation Finance's comment letter process is ongoing, and the Company is continuing to cooperate with that process.

   The investigations being conducted by the SEC's Division of Enforcement and the Audit Committee, as well as the review of our financial disclosures by the SEC's Division of Corporation Finance, are continuing and could identify other accounting errors, irregularities and other areas of review. As a result, we have incurred and will continue to incur significant legal and accounting expenditures, and a significant amount of time of our senior management has been focused on these matters that otherwise would have been focused on the growth of our business. We are unable to predict how long the Division of Enforcement's investigation will continue or whether, at the conclusion of its investigation, the SEC will seek to impose fines or take other actions against us. In addition, we are unable to predict the timing of the completion of the Division of Corporation Finance's review of our financial disclosures or the outcome of such review. Publicity surrounding the foregoing or any enforcement action as a result of the SEC's investigation, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows.

3. *We are currently in negotiations with the United Kingdom's NHS to modify the terms of our contractual relationship. Failure to conclude a satisfactory resolution could materially adversely affect our consolidated financial condition, results of operations and cash flows.*

   CSC and the NHS are parties to a £2.9 billion (approximately $5.4 billion at originally announced exchange rates) contract under which the Company is developing and deploying an integrated electronic patient records system. As a result of unresolved and continuing discussions between the Company and the NHS concerning possible modifications to such contract, the Company materially impaired its net investment in the contract and recorded a $1.5 billion contract charge as of December 31, 2011. In connection with continuing contract discussions, on

March 2, 2012, CSC and the NHS entered into a non-binding letter of intent (the "letter of intent") pursuant to which the parties agreed to a set of high-level principles regarding contract scope modifications and value reductions and expressed their mutual intention to enter into a binding interim agreement (the "interim agreement") reflecting such principles. The letter of intent also included a Lorenzo-related standstill agreement. Discussions concerning the interim agreement are still ongoing. The interim agreement, if agreed, will form the basis of an amendment and restatement of the existing NHS contract to be negotiated by the parties. Entry into the interim agreement, and ultimately the amendment, will require U.K. government approvals. There can be no assurance that such approvals will be obtained. While the parties intended to conclude a binding interim agreement by March 30, 2012, as previously disclosed, no agreement has yet been reached. The parties have continued discussions concerning the interim agreement. The previously disclosed Lorenzo related standstill agreement remains in effect through June 1, 2012.

There can be no assurance that CSC and NHS will enter into the interim agreement or any amendment to the existing agreement or if the parties do not enter into the interim agreement or an amendment by June 1, 2012 that the Lorenzo-related standstill arrangement will be extended. Likewise, there can be no assurance that if the interim agreement or any amendment are negotiated and entered into, that such documents as finally negotiated will be on terms favorable to CSC or as provided in the letter of intent.

A significant delay in entering into the interim agreement or any amendment to the existing agreement or the execution of the interim agreement or any amendment on terms unfavorable to CSC could result in additional costs to CSC, which could be material. Failure to enter into the interim agreement, any amendment or other contract modifications could lead to material litigation between the Company and the NHS, including possible claims for breach of contract. Any of the foregoing circumstances could have a material adverse effect on CSC's consolidated financial position, results of operations and cash flows.

See Note 16 to the Consolidated Financial Statements for further discussion concerning the foregoing matters.

4. *Our largest customer, the U.S. federal government, accounts for a significant portion of our revenue and earnings.*

Our NPS segment generated approximately 36% of our revenue for fiscal 2012. While the pipeline for government projects continues to be generally less affected by economic downturns, the U.S. budget deficit, including deficit reduction measures, the cost of ongoing military conflicts, the cost of rebuilding infrastructure as a result of natural disasters, and the costs of other one-time adverse events such as the recent financial industry liquidity crisis, may reduce the U.S. federal government's demand and available funds for information technology projects, adversely impacting our NPS segment and our business. In addition, federal government budget uncertainty has resulted in a delay in government contract awards. Our revenue could be adversely affected by significant changes in federal spending priorities or policies, including:

- decreases in spending by federal agencies we support;
- changes in funding priorities;
- use of government employees for services previously provided by third party contractors;
- failure of Congress to pass legislation necessary to fund pending projects or to continue to fund projects that extend over multiple years; or
- delays in payment of invoices due to policy changes.

Any of these events could result in reductions to existing contracts and fewer future projects, which could adversely affect our results of operations and financial condition.

5. *Our contracts with the U.S. federal government contain provisions giving government customers certain rights that are unfavorable to us. Such provisions may materially and adversely affect our business and profitability.*

Federal government contracts contain provisions and are subject to laws and regulations that give the government rights and remedies not typically found in commercial contracts. Our exposure to the risks inherent in the government contracting process is material. These risks include government audits of billable contract costs and reimbursable expenses, project funding and requests for equitable adjustment, compliance with government reporting requirements as well as the consequences if improper or illegal activities are discovered.

If any of these should occur, our reputation may be adversely impacted and our relationship with the government agencies we work with may be damaged, resulting in a material and adverse effect on our profitability.

6. *Our ability to continue to develop and expand our service offerings to address emerging business demands and technological trends will impact our future growth. If we are not successful in meeting these business challenges, our results of operations and cash flows will be materially and adversely affected.*

   Our ability to implement solutions for our customers incorporating new developments and improvements in technology which translate into productivity improvements for our customers and to develop service offerings that meet the current and prospective customers' needs are critical to our success. The markets we serve are highly competitive. Our competitors may develop solutions or services which make our offerings obsolete. Our ability to develop and implement up to date solutions utilizing new technologies which meet evolving customer needs in consulting and systems integration and technology outsourcing markets will impact our future revenue growth and earnings.

7. *Our primary markets, technology outsourcing and consulting and systems integration, are highly competitive markets. If we are unable to compete in these highly competitive markets, our results of operations will be materially and adversely affected.*

   Our competitors include large, technically competent and well capitalized companies, some of which have emerged as a result of industry consolidation, as well as "pure play" companies that have a single product focus. This competition created by these companies may place downward pressure on operating margins in our industry, particularly for technology outsourcing contract extensions or renewals. As a result, we may not be able to maintain our current or achieve favorable operating margins for technology outsourcing contracts extended or renewed in the future.

   Any reductions in margins will require that we effectively manage our cost structure. If we fail to effectively manage our cost structure during periods with declining margins, our results of operations will be adversely affected.

8. *Our ability to raise additional capital for future needs will impact our ability to compete in the markets we serve.*

   In fiscal 2012, Standard and Poor's Rating Services ("S&P") downgraded the Company from A- to BBB+ with a negative credit watch. On May 17, 2012, Moody's Investors Service, Inc. downgraded the Company's senior unsecured rating to Baa2 from Baa1 with a stable outlook and confirmed its short term rating at Prime-2. On May 22, 2012, S&P and Fitch Ratings LTD ("Fitch") lowered the Company's credit rating to BBB with a negative outlook.

   Our credit ratings are based upon information furnished by us or obtained by a rating agency from its own sources and are subject to revision, suspension or withdrawal by one or more rating agencies at any time. Rating agencies may review the ratings assigned to us due to developments that are beyond our control, including as a result of new standards requiring the agencies to reassess rating practices and methodologies.

   If further downgrades in our credit ratings were to occur, it could result in higher interest costs for certain of our credit facilities. It would also cause our future borrowing costs to increase and limit our access to capital markets. Further downgrades could negatively impact the perception of the Company by lenders and other third parties. In addition, certain of the Company's major contracts provide customers with a right of termination in certain circumstances in the event of a rating downgrade below investment grade.

9. *We may be unable to identify future attractive acquisitions, which may adversely affect our growth. In addition, our ability to consummate and integrate acquisitions we consummate may materially and adversely affect our profitability if we fail to achieve anticipated revenue improvements and cost reductions.*

   We intend to identify strategic acquisitions that will allow us to expand our operations. However, we may be unable to identify attractive candidates or complete acquisitions on terms favorable to us. In addition, our ability to successfully integrate the operations we acquire and leverage these operations to generate revenue and earnings growth will significantly impact future revenue and earnings as well as investor returns. Integrating acquired operations is a significant challenge and there is no assurance that the Company will be able to manage the integrations successfully. Failure to successfully integrate acquired operations may adversely affect our cost structure thereby reducing our margins and return on investment.

10. *We could suffer additional losses due to asset impairment charges.*

We test our goodwill for impairment during the second quarter every year, and on an interim date should events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with ASC 350 (Goodwill and Other Intangible Assets). If the fair value of a reporting unit is revised downward due to declines in business performance or other factors, an impairment under ASC 350 could result and a non-cash charge could be required. This could materially affect our reported net earnings.

We also test certain equipment and deferred cost balances associated with contracts when the contract is materially underperforming or is expected to materially underperform in the future, as compared to the original bid model or budget. If the projected cash flows of the particular contract are not adequate to recover the unamortized cost balance of the asset group, the balance is adjusted in the tested period based on the contract's fair value. These impairments could materially affect our reported net earnings.

11. *Our customers may experience financial difficulties or may request out-of-scope work, and we may not be able to collect our receivables, materially and adversely affecting our profitability.*

Over the course of a long-term contract, our customers' financial condition may change affecting their ability to pay their obligations and our ability to collect our fees for services rendered. Additionally, we may perform work for the federal government, for which we must file requests for equitable adjustment or claims with the proper agency to seek recovery in whole or in part for out-of-scope work directed or caused by the customers in support of their critical missions. While we may resort to other methods to pursue our claims or collect our receivables, these methods are expensive and time consuming and success is not guaranteed. Failure to collect our receivables or prevail on our claims would have an adverse affect on our profitability.

12. *If we are unable to accurately estimate the cost of services and the timeline for completion of contracts, the profitability of our contracts may be materially and adversely affected.*

Our commercial and federal government contracts are typically awarded on a competitive basis. Our bids are based upon, among other items, the cost to provide the services. To generate an acceptable return on our investment in these contracts, we must be able to accurately estimate our costs to provide the services required by the contract and to be able to complete the contracts in a timely manner. In addition, revenues from some of our contracts are recognized using the percentage-of-completion method, which requires estimates of total costs at completion, fees earned on the contract, or both. This estimation process, particularly due to the technical nature of the services being performed and the long-term nature of certain contracts, is complex and involves significant judgment. Adjustments to original estimates are often required as work progresses, experience is gained and additional information becomes known, even though the scope of the work required under the contract may not change. If we fail to accurately estimate our costs or the time required to complete a contract, the profitability of our contracts may be materially and adversely affected.

13. *We are defendants in pending litigation which may have a material and adverse impact on our profitability.*

As noted in Part I, Item 3, Legal Proceedings, we are currently party to a number of disputes which involve or may involve litigation. We are not able to predict the ultimate outcome of these disputes or the actual impact of these matters on our profitability. If we agree to settle these matters or judgments are secured against us, we may incur charges which may have a material and adverse impact on our liquidity and earnings.

14. *Our contracts with U.S. governmental agencies are subject to regulations, audits and cost adjustments by the U.S. government, which could materially and adversely affect our operations.*

We are engaged in providing services under contracts with agencies of the U.S. government. These contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. government investigate whether our operations are being conducted in accordance with these requirements.

These investigations may include a review of our performance on contracts, pricing practices, cost structure and compliance with applicable laws and regulations. U.S. government investigations of us, whether related to the Company's federal government contracts or conducted for other reasons, could result in administrative, civil or criminal liabilities, including repayments, fines or penalties being imposed upon us, or could lead to suspension or debarment from future U.S. government contracting. In addition, we could suffer serious reputational harm.

15. *Our ability to provide our customers with competitive services is dependent on our ability to attract and retain qualified personnel.*

Our ability to grow and provide our customers with competitive services is partially dependent on our ability to attract and retain highly motivated people with the skills to serve our customers. As we noted above, the markets we serve are highly competitive and competition for skilled employees in the technology outsourcing and consulting and systems integration markets is intense for both on-shore and offshore locales. The loss of personnel could impair our ability to perform under certain of our contracts, which could have a material adverse effect on our consolidated financial position, results of operations and cash flows.

16. *Our ability to perform services for certain of our government clients is dependent on our ability to maintain necessary security clearances.*

Select U.S. and non-U.S. government clients require CSC to maintain security clearances for certain Company facilities used in performance of classified contracts. Employees who perform under certain government contracts are required to possess appropriate personnel security clearances for access to classified information granted by their respective governments. The competition for qualified personnel who possess security clearance is very competitive in certain public sector markets. In the event that a government customer were to revoke the facility and/or personal clearances of all or substantially all of the employees performing work under a classified contract, such revocation could be grounds for termination of the contract by the government customer. Similarly, if the Company was unable to hire sufficient qualified and cleared personnel to meet its contractual commitments, its contract could be terminated for non-performance. Under either circumstance such termination, depending on the contract value, could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows.

17. *Our international operations are exposed to risks, including fluctuations in exchange rates, which may be beyond our control.*

For fiscal 2012, approximately 38% of our recognized revenues were denominated in currencies other than the U.S. dollar. The exposure to currencies other than the U.S. dollar may impact our results as they are expressed in U.S. dollars. In particular, the uncertainty with respect to the ability of certain European countries to continue to service their sovereign debt obligations and the related European financial restructuring efforts may cause the value of the euro to fluctuate. Currency variations also contribute to variations in sales of products and services in impacted jurisdictions. For example, in the event that one or more European countries were to replace the euro with another currency, sales in that country or in Europe generally may be adversely affected until stable exchange rates are established. While currency risk, including exposure to fluctuations in currency exchange rates, is partially mitigated by largely matching costs with revenues in a given currency, our exposure to fluctuations in other currencies against the U.S. dollar increases as revenue in currencies other than the U.S. dollar increase and as more of the services we provide are shifted to lower cost regions of the world. We believe that the percentage of our revenue denominated in currencies other than the U.S. dollar will continue to represent a significant portion of our revenue. Also, we believe that some of our ability to match revenue and expenses in a given currency will decrease as more work is performed at offshore locations.

We operate in approximately ninety countries and our operations in these countries are subject to the local legal and political environments. Our operations are subject to, among other things, employment, taxation, statutory reporting, trade restrictions and other regulations. Notwithstanding our best efforts, we may not be in compliance with all regulations around the world and may be subject to penalties and/or fines as a result. These penalties or fines may materially and adversely impact our profitability.

18. *We may be exposed to negative publicity and other potential risks if we are unable to maintain effective internal controls.*

We are required under the Sarbanes-Oxley Act of 2002 to include a report of management on the Company's internal controls that contains an assessment by management of the effectiveness of our internal control over financial reporting. In addition, the public accounting firm auditing our financial statements must report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting or, if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting as of each fiscal year end, we may be exposed to negative publicity. The resulting negative publicity may materially and adversely affect our business and stock price.

19. *In the course of providing services to customers, we may inadvertently infringe on the intellectual property rights of others and be exposed to claims for damages.*

The solutions we provide to our customers may inadvertently infringe on the intellectual property rights of third parties resulting in claims for damages against us or our customers. Our contracts generally indemnify our clients from claims for intellectual property infringement for the services and equipment we provide under our contracts. The expense and time of defending against these claims may have a material and adverse impact on our profitability. Additionally, the publicity we may receive as a result of infringing intellectual property rights may damage our reputation and adversely impact our ability to develop new business.

20. *Generally our contracts contain provisions under which a customer may terminate the contract prior to completion. Early contract terminations may materially and adversely affect our revenues and profitability.*

Our contracts contain provisions by which customers may terminate the contract prior to completion of the term of the contract. These contracts generally allow the customer to terminate the contract for convenience upon providing written notice. In these cases, we seek, either by defined contract schedules or through negotiations, recovery of our property, plant, equipment, outsourcing costs, investments, and other intangibles. There is no assurance we will be able to fully recover our investments.

We may not be able to replace the revenue and earnings from these contracts in the short-term. In the long-term, our reputation may be harmed by the publicity generated from contract terminations.

21. *Our ability to compete in certain markets we serve is dependent on our ability to continue to expand our capacity in certain offshore locations. However, as our presence in these locations increases, we are exposed to risks inherent to these locations which may adversely impact our revenue and profitability.*

A significant portion of our application outsourcing and software development activities have been shifted to India, and we plan to continue to expand our presence there and in other lower cost locations. As such, we are exposed to the risks inherent to operating in India including (1) a highly competitive labor market for skilled workers which may result in significant increases in labor costs as well as shortages of qualified workers in the future, (2) the possibility that the U.S. federal government or the European Union may enact legislation which may provide significant disincentives to customers to offshore certain of their operations which would reduce the demand for the services we provide in India and may adversely impact our cost structure and profitability. In addition, India has recently experienced civil unrest and acts of terrorism and has been involved in confrontations with Pakistan. If India continues to experience this civil unrest or if its conflicts with Pakistan escalate, our operations in India could be adversely affected.

22. *Our performance on contracts, including those on which we have partnered with third parties, may be adversely affected if we or the third parties fail to deliver on commitments.*

Our contracts are increasingly complex, and in some instances, require that we partner with other parties including software and hardware vendors to provide the complex solutions required by our customers. Our ability to deliver the solutions and provide the services required by our customers is dependent on our and our partners' ability to meet our customers' delivery schedules. If we or our partners fail to deliver services or products on time, our ability to complete the contract may be adversely affected, which may have a material and adverse impact on our revenue and profitability.

23. *Security breaches or service interruptions could expose us to liability or impair our reputation, which could cause significant financial loss.*

As a U.S. government contractor and a provider of information technology services operating in a number of regulated industries and countries, we handle sensitive data of our clients, including personal information and information relating to sensitive government functions. In the ordinary course of our business, we develop, install and maintain systems and networks that manage and store this data. The security and privacy of information stored or managed by our systems is subject to numerous international, U.S. federal and state laws. While we maintain information security policies and procedures designed to comply with relevant privacy and security laws and restrictions, if a system or network that we develop, install or maintain were to fail or experience a security breach or service interruption, we may be subject to significant legal and financial exposure, damage to our reputation, and loss of confidence in the security of our products and services.

24. *Changes in the Company's tax rates could affect its future results.*

The Company's future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or by changes in tax laws or their interpretation. The Company is subject to the continuous examination of its income tax returns by the U.S. Internal Revenue Service and other tax authorities. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of its provision for taxes. There can be no assurance that the outcomes from these examinations will not have a material adverse effect on the Company's financial condition and operating results.

The recently proposed international tax provisions and expiring temporary tax provisions may adversely affect our results. The Company has significant operations overseas, and the new proposals may adversely affect our costs and margins. Also, some of these proposals may cause the Company to be less globally competitive as a U.S. tax liability would increase costs of doing business globally.

The India Finance Bill of 2012 (the "Indian Finance Bill") has been approved by both houses of the Indian Parliament and, if signed into law, could have an adverse material impact on the Company's tax liabilities.

25. *We may be adversely affected by disruptions in the credit markets, including reduced access to credit and higher costs of obtaining credit.*

The credit markets have historically been volatile and therefore it is not possible for the Company to predict the ability of its clients and customers to access short-term financing and other forms of capital. If a disruption in the credit markets were to occur, it could also pose a risk to the Company's business as customers and suppliers may be unable to obtain financing to meet payment or delivery obligations to the Company. In addition, customers may decide to downsize, defer or cancel contracts which could negatively affect revenue.

26. *Our foreign currency hedging program is subject to counterparty default risk.*

We enter into foreign currency forward contracts and options with a number of counterparties. As of March 30, 2012, we had outstanding foreign currency forward contracts with a notional value of $2,138 million and outstanding option contracts with a notional value of $785 million. The terms of these contracts are often customized and complex. As a result, we are subject to the risk that the counterparty to one or more of these contracts defaults on its performance under the contract. During an economic downturn, the counterparty's financial condition may deteriorate rapidly and with little notice and we may be unable to take action to protect our exposure. In the event of a counterparty default, we could incur significant losses, which may harm our business and financial condition. In the event that one or more of our counterparties becomes insolvent or files for bankruptcy, our ability to eventually recover any losses suffered as a result of that counterparty's default may be limited by the liquidity of the counterparty.

27. *We derive significant revenue and profit from contracts awarded through a competitive bidding process, which can impose substantial costs on us, and we will not achieve revenue and profit objectives if we fail to bid on such projects effectively.*

We derive significant revenue and profit from contracts that are awarded through a competitive bidding process. We expect that most of the government business we seek in the foreseeable future will be awarded through competitive bidding. Competitive bidding imposes substantial costs and presents a number of risks, including:

- the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us;
- the need to estimate accurately the resources and costs that will be required to service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design;
- the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and
- the opportunity cost of not bidding on and winning other contracts we might otherwise pursue.

28. *Catastrophic events or climate conditions may disrupt CSC's business.*

The Company and its customers are subject to various federal, state, local and foreign government requirements relating to the protection of the environment. Our revenues and results of operations may be adversely affected by the passage of climate change and other environmental legislation and regulations. For example, new legislation or regulations may result in increased costs directly for our compliance or indirectly to the extent that such requirements increase prices charged to us by vendors because of increased compliance costs. At this point, we are unable to determine the impact that climate change and other environmental legislation and regulations could have on our overall business.

Item 1B. Unresolved Staff Comments

On February 11, 2011, the Company received a letter from the Staff of the SEC's Division of Corporation Finance as part of its review of the Company's Form 10-Q for the fiscal quarter ended October 1, 2010 and Form 10-Q for the fiscal quarter ended December 31, 2010. The Company responded to that letter, which has been followed by a series of new letters with additional comments from the Staff on subsequent filings. The Company has responded to each of these letters with supplemental information and analyses to address the comments from the Staff. The Staff's comments have focused on a number of issues and have requested, among other things, additional information regarding the Company's previously disclosed accounting adjustments, the Company's conclusions regarding the materiality of such adjustments and the Company's analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. As of the date of this annual report, the Company has not received confirmation from the Staff that its review process is complete. The Company intends to continue to work with the Staff and respond to any remaining comments. See Risk Factor number 2 under "Item 1A. Risk Factors" in this Annual Report.

Item 2. Properties

Following is a summary of properties owned and leased by CSC or its subsidiaries as of March 30, 2012:

Properties Owned	Approximate Square Footage	General Usage
Blythewood, South Carolina	456,000	Computer and General Office
Falls Church, Virginia	401,000	General Office
Copenhagen, Denmark	368,000	Computer and General Office
Aldershot, United Kingdom	211,000	General Office
Newark, Delaware	176,000	Computer and General Office
Chennai, India	168,000	Computer and General Office
Daleville, Alabama	150,000	General Office
Norwich, Connecticut	144,000	Computer and General Office
Petaling Jaya, Malaysia	126,000	Computer and General Office
Meriden, Connecticut	118,000	Computer and General Office
Moorestown, New Jersey	99,000	General Office
Berkeley Heights, New Jersey	95,000	Computer and General Office
Maidstone, United Kingdom	79,000	Computer and General Office
Jacksonville, Illinois	60,000	General Office
Chesterfield, United Kingdom	51,000	General Office
Vadodara, India	47,000	General Office
Singapore, Singapore	46,000	General Office
Tunbridge Wells, United Kingdom	43,000	Computer and General Office
Sterling, Virginia	41,000	General Office
Various other U.S. and foreign locations	58,000	General Office

Properties Leased	Approximate Square Footage	General Usage
Washington, D.C. area	2,648,000	Computer and General Office
India	2,492,000	General Office
Texas	771,000	Computer and General Office
Australia & other Pacific Rim locations	651,000	Computer and General Office
New Jersey	607,000	General Office
Denmark	561,000	General Office
Germany	536,000	General Office
Georgia	503,000	General Office
United Kingdom	465,000	Computer and General Office
California	422,000	General Office
Florida	361,000	General Office
Michigan	255,000	General Office
France	242,000	General Office
New York	229,000	General Office
Ohio	226,000	General Office
North Carolina	216,000	General Office
Illinois	212,000	General Office
Wisconsin	208,000	General Office
Alabama	174,000	General Office
Minnesota	172,000	General Office
Connecticut	166,000	Computer and General Office
Canada	158,000	General Office
Iowa	157,000	General Office
Delaware	154,000	General Office
Missouri	141,000	General Office
Sweden	139,000	General Office
China	129,000	General Office
Spain	126,000	General Office
Kansas	114,000	General Office
Pennsylvania	104,000	General Office
Italy	101,000	General Office
Bulgaria	101,000	General Office
Various other U.S. and foreign locations	1,092,000	Computer and General Office

Upon expiration of its leases, the Company expects to obtain renewals or to lease alternative space. Lease expiration dates range from fiscal 2013 through 2028. We believe that all of the properties are well-maintained, suitable and adequate to meet current and anticipated requirements.

Item 3. Legal Proceedings

The information required by this Item is set forth in Note 19, Commitments & Contingencies of the Notes to the Consolidated Financial Statements under the caption "Contingencies", contained in Part II - Item 8 of this filing. Such information is incorporated herein by reference and made a part hereof.

Item 4. Mine Safety Disclosures

Not applicable.

Executive Officers of the Registrant

Name	Age	Year First Elected as an Officer	Term as an Officer	Position Held With the Registrant	Family Relationship
J. Michael Lawrie	58	2012	Indefinite	President and Chief Executive Officer	None
Michael J. Mancuso	69	2008	(1)	Vice President and Chief Financial Officer(1)	None
Peter Allen	51	2010	Indefinite	President, Global Sales and Marketing	None
James D. Cook	59	2010	Indefinite	President, Business Solutions and Services Sector	None
Donald G. DeBuck	54	2001	Indefinite	Vice President and Controller	None
William L. Deckelman, Jr.	54	2008	Indefinite	Vice President, General Counsel and Secretary	None
Guy Hains	60	2010	Indefinite	President, International	None
Peter F. Minan	50	2012	Indefinite	Vice President, Internal Audit	None
Randy E. Phillips	54	2008	Indefinite	Vice President, Corporate Development	None
James W. Sheaffer	66	2010	Indefinite	President, North American Public Sector	None

Business Experience of Executive Officers

J. Michael Lawrie joined CSC as President and Chief Executive Officer on March 19, 2012. Prior to joining CSC, he served as the Chief Executive Officer of UK-based Misys plc, a leading global IT solutions provider to the financial services industry, from November 2006 to March 2012. Mr. Lawrie also served as the Executive Chairman of Allscripts-Misys Healthcare Solutions, Inc., from October 2008 to August 2010. From 2005 to 2006, Mr. Lawrie was a general partner with ValueAct Capital, a San Francisco-based private investment firm. He also served as Chief Executive Officer of Siebel Systems, Inc., an international software and solutions company, from 2004 to 2005. Mr. Lawrie also spent 27 years with IBM where he rose to Senior Vice President and Group Executive, responsible for sales and distribution of all IBM products and services worldwide. From 1998 to 2001, Mr. Lawrie was General Manager for IBM's business in Europe, the Middle East and Africa, which included operations in 124 countries and 90,000 employees. Prior to that, Mr. Lawrie served as General Manager of Industries for IBM's business operations in Asia Pacific, based in Tokyo. Mr. Lawrie is currently the lead independent, non-executive Director of Juniper Networks, Inc. and is also a Trustee of Drexel University, Philadelphia.

Michael J. Mancuso was elected Vice President and Chief Financial Officer in 2008. In June 2006, after 13 years' service, Mr. Mancuso retired from General Dynamics Corporation, a company engaged in the field of mission-critical information systems and technologies, land and expeditionary combat systems, armaments and munitions, shipbuilding and marine systems and business aviation. Mr. Mancuso had served as Senior Vice President and Chief Financial Officer of General Dynamics from 1994 to his retirement. Before joining General Dynamics, Mr. Mancuso spent seven years with United Technologies, where he served as Vice President and Chief Financial Officer for the Commercial Engine Business of the Pratt & Whitney Group. He joined United Technologies Defense and Space Systems Group in 1986 as Group Financial Manager, moved to the Aerospace and Defense Section in 1989 as Director, Financial Planning and Analysis, and spent three years as Vice President, Finance and Administration for the Hamilton Standard Division. His background also includes 21 years with General Electric. Mr. Mancuso currently serves on the board of directors for The Shaw Group Inc. and SPX Corporation. Mr. Mancuso retired from CSC as of the date of the filing of this Annual Report on Form 10-K.

Peter Allen has served as the Acting President of Managed Services Sector since September 2011, and President of Global Sales and Marketing since February 2010. He also served as President of Strategy and Business Development for Managed Services Sector from October 2009 to February 2010. Mr. Allen was a Managing Partner at Technology Partners International, Inc. (TPI) from July 2001 to October 2009. Mr. Allen served as the Chairman of Data Dimensions Inc. from January 2000 to June 2001 and Chief Executive Officer and President from December 1998 to June 2001.

James D. Cook was appointed President, Business Solutions and Services Sector in 2009. Mr. Cook has previously served as CSC's President, Financial Services Sector from 2001 to 2009. Prior to joining CSC in 1995, Mr. Cook held a wide range of executive positions at Philip Morris, Kraft Foods, General Electric, and Chase Manhattan Bank.

Donald G. DeBuck was elected Vice President and Controller in 2001. Mr. DeBuck also served as CSC's interim Chief Financial Officer from January 2008 through November 2008. He was Assistant Corporate Controller from 1998 to 2001, and Vice President of Finance and Administration for CSC's Communications Industry Services organization from 1996 to 1998.

William L. Deckelman, Jr. was elected Vice President, General Counsel and Secretary in 2008. Prior to joining CSC, Mr. Deckelman served as Executive Vice President and General Counsel of Affiliated Computer Services Inc., since March 2000, and served as a director from 2000 to 2003, holding various executive positions there since 1989.

Guy Hains was appointed President, CSC International in 2009. Since his joining CSC in 1994, Mr. Hains has had a range of senior operational positions, including serving as Region President for UK, Holland and Scandinavia and as CSC's EMEA President from 2004 to 2009.

Peter F. Minan was elected Vice President, Internal Audit in March 2012. Mr. Minan recently retired from KPMG LLP, an international public accounting and advisory firm, after 28 years. While with KPMG, Mr. Minan held a number leadership positions in audit, accounting and operations. Most recently, he was partner-in-charge for KPMG's U.S. Climate Change and Sustainability Assurance Services and served as global lead audit partner for Fortune 500 multinational companies. Previously, he was national managing partner, U.S. Audit, and partner-in-charge of KPMG's Washington, DC/Baltimore audit practice.

Randy E. Phillips was elected Vice President, Corporate Development in 2008. Prior to joining CSC, Mr. Phillips served as President of China Corporate Development at Alcoa, Inc. since May 2006. From 2003 to 2006 Mr. Phillips served as Director of Corporate Development at Alcoa. Prior to joining Alcoa, he served as Vice President of Corporate Development at TRW Inc. from 1996 to 2003.

James W. Sheaffer was appointed President, North American Public Sector (NPS) in 2005. Mr. Sheaffer has previously served as Vice President for CSC's business area serving the United States Department of Treasury, including the Internal Revenue Service (2003-2005). Prior to joining the Company, Mr. Sheaffer spent 27 years at American Management Systems Inc, where he held a variety of senior executive positions.

(1) Paul N. Saleh has been appointed as Vice President and Chief Financial Officer. Mr. Saleh joined CSC on May 23, 2012 and his service as the Company's Chief Financial Officer commenced upon the retirement of Michael J. Mancuso. Prior to joining the Company, Mr. Saleh, 55, served as the Chief Financial Officer of Gannett Co. Prior to his tenure at Gannett Co., from 2008 to 2010, Mr. Saleh was a Managing Partner at Menza Partners, an operational and financial advisory group focusing on media, telecommunications, and technology industries. Prior to that, he served as Chief Financial Officer of Nextel Communications from 2001 to 2007 and as Interim Chief Executive Officer of Sprint Nextel until 2008. He served as Senior Vice President and Chief Financial Officer of Walt Disney International where he held various other senior positions from 1997 to 2001.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Holders

Common stock of Computer Sciences Corporation is listed and traded on the New York Stock Exchange under the ticker symbol "CSC."

As of May 4, 2012, the number of registered shareholders of Computer Sciences Corporation's common stock was 7,044. The table shows the high and low sales prices of the Company's common stock as reported on the composite tape of the New York Stock Exchange for each quarter during the last two fiscal years.

	2012		2011	
Fiscal Quarter	**High**	**Low**	**High**	**Low**
1st	$ 51.43	$ 36.30	$ 55.86	$ 44.04
2nd	38.41	25.60	47.18	39.61
3rd	33.12	22.80	50.01	44.44
4th	33.80	23.27	56.61	45.45

Cash dividends declared on our common stock for each quarter of fiscal 2012 and fiscal 2011 are included in Selected Quarterly Financial Data (Unaudited) of this Annual Report on Form 10-K. We expect to return excess cash flow to our stockholders from time to time through our common stock repurchase program described below or the payment of dividends. However, there can be no assurance that share repurchases will occur or future dividends will be declared or paid. Our share repurchase program and the declaration and payment of future dividends, the amount of any such share repurchases or dividends, and the establishment of record and payment dates for dividends, if any, are subject to final determination by our Board of Directors after its review of the then current strategy and financial performance and position, among other things.

(b) Purchases of Equity Securities

The following table provides information on a monthly basis for the fourth quarter ended March 30, 2012, with respect to the Company's purchase of equity securities:

Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs (2)
December 31, 2011 to January 27, 2012	6,998	$24.16	—	$935,013,016
January 28, 2012 to February 24, 2012	1,285	$32.96	—	$935,013,016
February 25, 2012 to March 30, 2012	2,959	$31.55	—	$935,013,016

(1) No shares of common stock in the quarter ended March 30, 2012 were tendered by employees in lieu of cash due to the Company in connection with the exercise of stock options. The Company accepted 11,242 shares of its common stock in the quarter ended March 30, 2012 from employees in lieu of cash due to the Company in connection with the issuance of shares of common stock related to vested RSUs. Such shares of common stock are stated at cost and held as treasury shares.

(2) On December 13, 2010, the Company publicly announced that its board of directors approved a new share repurchase program authorizing up to $1 billion in share repurchases of the Company's outstanding common stock. CSC expects to implement the program through purchases made in open market transactions in compliance with Securities and Exchange Commission Rule 10b-18, subject to market conditions, and applicable state and federal legal requirements. Share repurchases will be funded with available cash. The timing, volume, and nature of share repurchases will be at the discretion of management, and may be suspended or discontinued at any time. CSC's Board has not established an end date for the new repurchase program. The approximate amount for which shares may yet be purchased under this program at March 30, 2012 is $935 million.

The Company did not repurchase any shares of its common stock in the fiscal quarter ended March 30, 2012.

(c) Performance Graph

The following graph compares the cumulative total return on CSC stock during the last five fiscal years with the cumulative total return on the Standard & Poor's 500 Stock Index and the S&P North American Technology Services Index, formerly the Goldman Sachs Technology Services Index.

CSC Total Shareholder Return
(Period Ended March 30, 2012)


$160
$140
$120
$100
$80
$60
$40
$20
$0
Mar 30, 2007
Mar 28, 2008
Apr 3, 2009
Apr 2, 2010
Apr 1, 2011
Mar 30, 2012
CSC
S&P 500 Total Return
S&P North American Technology Services Index Total Return

Indexed Return Chart (2007 = 100)

	Return 2008	Return 2009	Return 2010	Return 2011	Return 2012	CAGR
CSC Common Stock	-21.73%	-1.59%	35.12%	-7.61%	-37.74%	-9.74%
S&P 500 Index	-5.62%	-34.23%	42.85%	15.36%	8.00%	2.01%
S&P North American Technology Services Index	-10.81%	-16.29%	38.71%	19.67%	15.35%	7.40%

Assumes $100 invested on March 31, 2007, in Computer Sciences Corporation Common Stock, the S&P 500 Index, and the S&P North American Technology Services Index, formerly the Goldman Sachs Technology Services Index. Indexed amounts and return percentages follow CSC fiscal years.

(d) Equity Compensation Plans

See Item 12 of this Annual Report on Form 10-K for information regarding our equity compensation plans.

Item 6. Selected Financial Data

COMPUTER SCIENCES CORPORATION

Amounts in millions, except per share amounts	Five Year Review March 30, 2012	April 1, 2011	April 2, 2010	April 3, 2009	March 28, 2008
Total assets	$ 11,189	$ 16,120	$ 16,455	$ 15,619	$ 15,880
Debt					
Long-term, net of current maturities	1,486	2,409	3,669	4,173	2,635
Short-term	43	29	21	32	310
Current maturities	1,211	141	54	30	529
Total	2,740	2,579	3,744	4,235	3,474
Stockholders' equity	2,834	7,560	6,508	5,618	5,621
Working capital	347	3,379	4,300	3,691	1,333
Property and equipment					
At cost	6,144	6,349	5,972	5,770	6,260
Accumulated depreciation and amortization	3,703	3,853	3,731	3,417	3,495
Property and equipment, net	$ 2,441	$ 2,496	$ 2,241	$ 2,353	$ 2,765
Current assets to current liabilities	1.1:1	1.8:1	2.0:1	1.9:1	1.2:1
Debt to total capitalization	49.2%	25.4%	36.5%	43.0%	38.2%
Book value per share	$ 18.28	$ 48.94	$ 42.27	$ 37.08	$ 37.19
Stock price range (high)	$ 51.43	$ 56.61	$ 58.36	$ 50.52	$ 63.76
Stock price range (low)	$ 22.80	$ 39.61	$ 35.95	$ 23.93	$ 36.91

Amounts in millions, except per-share amount	Five Year Review				
	Fiscal Year				
	2012[4]	2011[4]	2010[4]	2009	2008
Revenues	$ 15,877	$ 16,042	$ 15,921	$ 16,432	$ 16,190
Costs of services (excludes depreciation and amortization, contract charge, settlement charge and restructuring costs of $137 (2012))	13,406	12,925	12,618	13,000	12,883
Costs of services – specified contract charge (excludes amount charged to revenue of $204)[1]	1,281	—	—	—	—
Costs of services – settlement charge (excludes amount charged to revenue of $42)[2]	227	—	—	—	—
Selling, general and administrative	1,141	965	981	1,071	962
Depreciation and amortization	1,152	1,073	1,095	1,179	1,192
Restructuring costs	140	—	—	—	134
Goodwill impairment[3][6]	2,745	—	—	4	-
Interest, net	138	131	225	220	150
Special items[7]	—	—	—	—	22
Other (income) expense, net	(6)	(20)	(20)	8	(58)
Total costs and expenses	20,224	15,074	14,899	15,482	15,285
(Loss) income from continuing operations before taxes	(4,347)	968	1,022	950	905
Taxes on income (benefit)	(121)	243	192	(173)	367
(Loss) income from continuing operations	(4,226)	725	830	950	905
Income (loss) from discontinued operations	1	34	4	(173)	367
Net (loss) income	(4,225)	759	834	1,123	559
Less:					
Net income attributable to noncontrolling interest, net of tax	17	19	17	8	14
Net (loss) income attributable to CSC common shareholders	$ (4,242)	$ 740	$ 817	$ 1,115	$ 545
Earnings (loss) per common share:					
Basic:					
Continuing operations	$ (27.38)	$ 4.57	$ 5.35	$ 7.37	$ 3.13
Discontinued operations	0.01	0.22	0.01	-	0.13
	$ (27.37)	$ 4.79	$ 5.36	$ 7.37	$ 3.26
Diluted:					
Continuing operations	$ (27.38)	$ 4.51	$ 5.27	$ 7.31	$ 3.08
Discontinued operations	0.01	0.22	0.01	-	0.12
	$ (27.37)	$ 4.73	$ 5.28	$ 7.31	$ 3.20
Cash dividend per common share[5]	$ 0.80	$ 0.70	$ —	$ —	$ —
Average common shares outstanding	155.012	154.488	152.462	151.388	167.233
Average common shares outstanding assuming dilution	155.012	156.605	154.754	152.614	170.168

(1) *Fiscal 2012 specified contract charge related to the Company's contract with the U.K. National Health Service. See Note 16 of the Consolidated Financial Statements.*

(2) *Fiscal 2012 settlement charge related to the contract settlement with the Federal Government. See Note 17 of the Consolidated Financial Statements.*

(3) *Fiscal 2012 goodwill impairment charge related to MSS segment and two of the reporting units in the BSS segment. See Note 9 of the Consolidated Financial Statements.*

(4) *The Company recorded various out of period adjustments in fiscal 2012, 2011 and 2010 that should have been recorded in prior fiscal years. See Note 2 of the Consolidated Financial Statements.*

(5) *In Fiscal 2011, the Company implemented a regular quarterly dividend.*

(6) *Fiscal 2009 goodwill impairment charge related to an Asian reporting unit in the BSS segment.*

(7) *Fiscal 2008 special items represent charges for a global restructuring and for the retirement of the Company's Chairman and Chief Executive Officer.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The following discussion and analysis provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This discussion should be read in conjunction with the Company's consolidated financial statements and associated notes as of and for the year ended March 30, 2012.

There are three primary objectives of this discussion:

1. Provide a narrative on the consolidated financial statements, as presented through the eyes of management;
2. Enhance the disclosures in the consolidated financial statements and footnotes by providing context within which the consolidated financial statements should be analyzed; and
3. Provide information to assist the reader in ascertaining the predictive value of the reported financial results.

To achieve these objectives, the management discussion and analysis is presented in the following sections:

Overview - includes a description of the Company's business, how it earns revenue and generates cash, as well as a discussion of the economic and industry factors, key business drivers, key performance indicators and fiscal 2012 highlights.

Results of Operations - discusses year-over-year changes to operating results for fiscal 2010 to 2012, describing the factors affecting revenue on a consolidated and reportable segment basis, including new contracts, acquisitions and divestitures and currency impacts, and also by describing the factors affecting changes in the major cost and expense categories.

Financial Condition - discusses causes of changes in cash flows and describes the Company's liquidity and available capital resources.

Critical Accounting Estimates - discusses the significant accounting policies that require critical judgments and estimates.

Overview

CSC provides information technology and business process outsourcing, consulting, systems integration and other information technology services to its customers. The Company targets the delivery of these services within three broad lines of business or sectors: North American Public Sector (NPS), Managed Services Sector (MSS), and Business Solutions and Services (BSS).

The Company's reportable segments are as follows:

- The NPS segment provides services to the U.S. federal government and its agencies, civil departments and branches of military, and operates principally within a regulatory environment subject to governmental contracting and accounting requirements, including Federal Acquisition Regulations, Cost Accounting Standards and audits by various U.S. federal agencies.

- The MSS segment provides large-scale infrastructure and application outsourcing solutions offerings as well as mid-size services delivery to customers globally.

- The BSS segment provides industry-specific consulting and systems integration services, business process outsourcing, and intellectual property-based software solutions.

For additional information regarding our business segments, see Note 15 of the Consolidated Financial Statements.

Economic and Industry Factors

The Company's results of operations are impacted by economic conditions generally, including macroeconomic conditions. We are monitoring current macroeconomic and credit market conditions and levels of business confidence and their potential effect on our clients and on us. A severe and/or prolonged economic downturn could adversely affect our clients' financial condition and the levels of business activities in the industries and geographies in which we operate. This may reduce demand for our services or depress pricing of those services and have a material adverse effect on our new contract bookings and results of operations. Particularly in light of recent economic uncertainty, we continue to monitor our costs closely in order to respond to changing conditions and to manage any impact to our results of operations.

Our results of operations are also affected by levels of business activity and rates of change in the industries we serve, as well as by the pace of technological change and the type and level of technology spending by our clients. The ability to identify and capitalize on these market and technological changes early in their cycles is a key driver of our performance.

Revenues are driven by our ability to secure new contracts and to deliver solutions and services that add value to our clients. Our ability to add value to clients, and therefore generate revenues, depends in part on our ability to deliver market-leading service offerings and to deploy skilled teams of professionals quickly and on a global basis.

The BSS and MSS segment markets are affected by various economic and industry factors. The economic environment in the regions CSC serves will impact customers' decisions for discretionary spending on information technology (IT) projects. CSC is in a highly competitive industry which exerts downward pressure on pricing and requires companies to continually seek ways to differentiate themselves through several factors, including service offerings and flexibility. Management monitors industry factors including relative market shares, growth rates, billing rates, staff utilization rates and margins as well as macroeconomic indicators such as interest rates, inflation rates and foreign currency rates.

Outsourcing contracts are typically long-term relationships. Long-term, complex outsourcing contracts, including their consulting components, require ongoing review of the terms and scope of work, in order to meet clients' evolving business needs and our performance expectations.

More recently, the Company has implemented a strategy of promoting and selling defined solutions that require less customization and benefit from leveraged delivery at scale. Such solutions include our portfolio of Cloud-based Infrastructure-as-a-Service offerings, managed applications services and a range of discrete offerings for computing, storage, mobility and networking services.

The NPS segment market is also highly competitive and has unique characteristics. All U.S. government contracts and subcontracts may be modified, curtailed or terminated at the convenience of the government if program requirements or budgetary constraints change. In the event that a contract is terminated for convenience, the Company generally is reimbursed for its allowable costs through the date of termination and is paid a proportionate amount of the stipulated profit or fee attributable to the work performed. Shifting priorities of the U.S. government can also impact the future of projects. Management monitors government priorities and industry factors through numerous industry and government publications and forecasts, legislative activity, budgeting and appropriation processes and by participating in industry professional associations.

Business Drivers

Revenue in all three lines of business is generated by providing services on a variety of contract types lasting from less than six months to ten years or more. Factors affecting revenue include the Company's ability to successfully:

- bid on and win new contract awards,
- satisfy existing customers and obtain add-on business and win contract re-competes,
- compete on services offered, delivery models offered, technical ability and innovation, quality, flexibility, global reach, experience, and results created, and
- identify and integrate acquisitions and leverage them to generate new revenues.

Earnings are impacted by the above revenue factors and, in addition, the Company's ability to:

- control costs, particularly labor costs, subcontractor expenses and overhead costs including healthcare, pension and general and administrative costs,

- anticipate headcount needs to avoid staff shortages or excesses,
- accurately estimate various factors incorporated in contract bids and proposals,
- develop offshore capabilities and migrate compatible service offerings offshore, and
- manage foreign currency fluctuations related to international operations.

Cash flows are affected by the above earnings factors and, in addition, by the following factors:

- timely management of receivables and payables,
- investment opportunities available, particularly related to business acquisitions, dispositions and large outsourcing contracts, and
- the ability to efficiently manage capital including debt and equity instruments.

Key Performance Indicators

The Company manages and assesses the performance of its business through various means, with the primary financial measures including new contract wins, revenue growth, margins, and cash flow.

New contract wins: In addition to being a primary driver of future revenue, new contract wins also provide management an assessment of the Company's ability to compete. The total level of wins tends to fluctuate from year to year depending on the timing of new or re-competed contracts, as well as numerous external factors.

Revenue growth: Year-over-year revenues tend to vary less than new contract wins, and reflect performance on both new and existing contracts. With a wide array of services offered, the Company is able to pursue additional work from existing customers. In addition, incremental increases in revenue will not necessarily result in linear increases in costs, particularly overhead and other indirect costs, thus potentially improving profit margins. Foreign currency fluctuations also impact revenue growth.

Margins: Margins reflect the Company's performance on contracts and ability to control costs. While the ratios of various cost elements as a percentage of revenue can shift as a result of changes in the mix of businesses with different cost profiles, a focus on maintaining and improving overall margins leads to improved efficiencies and profitability. Although the majority of the Company's costs are denominated in the same currency as revenues, increased use of offshore support also exposes CSC to additional margin fluctuations.

Cash flow: Primary drivers of the Company's cash flow are earnings provided by the Company's operations and the use of capital to generate those earnings. Also contributing to short term cash flow results are movements in current asset and liability balances. The Company also regularly reviews the U.S. Generally Accepted Accounting Principles (GAAP) cash flow measurements of operating, investing and financing cash flows, as well as the non-GAAP measure free cash flow.

Fiscal 2012 Highlights

Fiscal 2012 results were adversely impacted by certain large adjustments that reduced revenue and increased costs. These significant adjustments are listed below and described in detail later in this section and also in the Results of Operations section.

(Amounts in millions)	Impact of Adjustment Favorable/(Unfavorable)		
	Revenues	Costs	Loss from continuing operations before taxes
Specified contract charge	$ (204)	$ (1,281)	$ (1,485)
Settlement charge	(42)	(227)	(269)
Restructuring costs	—	(140)	(140)
Goodwill impairment	—	(2,745)	(2,745)
Asset impairments	—	(156)	(156)
Net adjustments on contracts accounted for under the percentage of completion method	(83)	(148)	(231)
Legal and other fees on SEC and Audit Committee investigations	—	(67)	(67)
Transaction and transition costs associated with acquisition of iSOFT	—	(23)	(23)

The key operating results for fiscal 2012 include:

- Revenues decreased $165 million or 1.0%, and decreased 2.9% on a constant currency basis(1). Of the 2.9% constant currency decrease, 1.5% was due to the reduction in revenue resulting from the charge associated with a U.K.'s National Health Service (NHS) contract and the settlement of claims associated with a U.S. Government contract. The revenue decrease was partially offset by an increase in revenue of 1.7% from the fiscal 2012 and fiscal 2011 acquisitions.

- Loss from continuing operations before taxes was $4,347 million, compared to income from continuing operations before taxes of $968 million in fiscal 2011, a decrease of $5,315 million, or 549.1%.

- Operating income(2) decreased 202.8% to a loss of $1,251 million as compared to operating income of $1,217 million in fiscal 2011, and operating income margins decreased to (7.9)% from 7.6% in the fiscal 2011.

- Net loss attributable to CSC common shareholders was $4,242 million, a decrease of $4,982 million, or 673.2%, as compared to the prior year.

- Diluted earnings (loss) per share (EPS) was $(27.37) for fiscal 2012, a decrease of $32.10 as compared to the prior year. For fiscal 2012, diluted EPS was comprised of $(27.38) from continuing operations and $0.01 from discontinued operations, as compared to $4.51 and $0.22, respectively, in the prior year.

- During the second quarter, the Company reached a definitive settlement agreement with the U.S. government in its contract claims asserted under the Contract Disputes Act of 1978 (CDA), and recorded a pre-tax charge of $269 million, which included a $42 million reduction of revenue. The charge reflected the write-down of claim related assets (unbilled receivables and deferred costs), offset by cash received of $277 million and the estimated fair value of a contract extension of $45 million.

- During the third quarter, the Company recorded a charge associated with the U.K. NHS contract of $1,485 million, which included a $204 million reduction of revenue.

- The Company recorded a goodwill impairment charge of $2,745 million during fiscal 2012. In the second quarter, the Company recorded an estimated goodwill impairment charge of $2,685 million, of which $2,074 million related to the MSS segment and $611 million related to the BSS segment. During the third quarter, the Company recorded a $60 million goodwill impairment, all of which related to the BSS segment.

- During the fourth quarter, the Company recorded restructuring costs of $140 million, of which $108 million is related to the MSS segment, $31 million is related to the BSS segment, and $1 million is related to the NPS segment.

- During fiscal 2012, the Company recorded $231 million of net adverse adjustments on long-term contracts accounted for under the percentage-of-completion method and $156 million of impairments of assets related primarily to outsourcing contracts with service delivery issues.

- The Company announced contract awards of $19.3 billion, including new MSS segment awards of $9.5 billion, NPS segment awards of $6.0 billion, and BSS segment awards of $3.8 billion. Total backlog(3) at the end of fiscal 2012 was $36.4 billion, an increase of $0.4 billion as compared to the backlog at the end of fiscal 2011 of $36.0 billion. Of the total $36.4 billion backlog, $10.2 billion is expected to be realized as revenue in fiscal 2013. Of the total $36.4 billion, $12.3 billion is not yet funded.

- Days Sales Outstanding (DSO)(4) was 70 days at March 30, 2012, an improvement from 79 days at April 1, 2011.

- Debt-to-total capitalization ratio(5) was 49.2% at year-end, an increase of 23.8% points from 25.4% at fiscal 2011 year end, reflecting the current year net loss attributable to CSC common shareholders of $4,242 million with corresponding impact on CSC stockholders' equity.

- Cash provided by operating activities was $1,176 million, as compared to $1,564 million during fiscal 2011.

- Cash used in investing activities was $1,308 million, as compared to $892 million during fiscal 2011.

- Cash used in financing activities was $581 million, as compared to $1,676 million during fiscal 2011.

- Free cash flow(6) of $59 million in fiscal 2012 was down from $629 million in fiscal 2011, driven primarily by the Company's operating performance and net cash outflows associated with a U.K. NHS contract, partially offset by cash received from the U.S. government upon settlement of contract claims.

---

(1) *Selected references are made on a "constant currency basis" so that certain financial results can be viewed without the impact of fluctuations in foreign currency rates, thereby providing comparisons of operating performance from period to period. Financial results on a "constant currency basis" are calculated by translating current period activity into U.S. dollars using the comparable prior period's currency conversion rates. This approach is used for all results where the functional currency is not the U.S. dollar.*

(2) *Operating income is a non-U.S. Generally Accepted Accounting Principle (GAAP) measure used by management to assess performance at the segments and on a consolidated basis. The Company's definition of such measure may differ from other companies. We define operating income as revenue less costs of services, depreciation and amortization expense, and segment general and administrative (G&A) expense, excluding corporate G&A. Management compensates for the limitations of this non-GAAP measure by also reviewing income (loss) from continuing operations before taxes, which includes costs excluded from the operating income definition such as goodwill impairment, corporate G&A, interest and other income. A reconciliation of consolidated operating (loss) income to (loss) income from continuing operations before taxes is as follows:*

	Twelve Months Ended		
(Amounts in millions)	***March 30, 2012***	***April 1, 2011***	***April 2, 2010***
Operating (loss) income	*$ (1,251)*	*$ 1,217*	*$ 1,395*
Corporate G&A	*(219)*	*(138)*	*(168)*
Interest expense	*(176)*	*(168)*	*(252)*
Interest Income	*38*	*37*	*27*
Goodwill impairment	*(2,745)*	*—*	*—*
Other income (expense), net	*6*	*20*	*20*
(Loss) income from continuing operations before taxes	*$ (4,347)*	*$ 968*	*$ 1,022*

(3) *Backlog represents total estimated contract value of predominantly long-term contracts, based on customer commitments that the Company believes to be firm. Backlog value is based on contract commitments, management's judgment and assumptions about volume of services, availability of customer funding and other factors. Backlog estimates for government contracts include both the funded and unfunded portions*

and all of the option periods. Backlog estimates are subject to change and may be affected by factors including modifications of contracts and foreign currency movements.

For NPS, announced award values for competitive indefinite delivery and indefinite quantity (IDIQ) awards represent the expected contract value at the time a task order is awarded under the contract. Announced values for non-competitive IDIQ awards represent management's estimate at the award date. Business awards for MSS are estimated at the time of contract signing based on then existing projections of service volumes and currency exchange rates, and include option years. BSS award values are based on firm commitments. Beginning in fiscal 2012, we revised our estimation of BSS awards to account for larger business solution and service awards. Prior period awards and backlog have been revised to conform to the current year presentation.

(4) *DSO is calculated as total receivables at the fiscal period end divided by revenue-per-day. Revenue-per-day equals total revenues divided by the number of days in the fiscal period. Total receivables includes unbilled receivables but excludes tax receivables and long-term receivables.*

(5) *Debt-to-total capitalization ratio is defined as total current and long-term debt divided by total debt and equity, including noncontrolling interest.*

(6) *Free cash flow is a non-GAAP measure and the Company's definition of such measure may differ from that of other companies. We define free cash flow as equal to the sum of (1) operating cash flows, (2) investing cash flows, excluding business acquisitions, dispositions and investments (including short-term investments and purchase or sale of available for sale securities) and (3) payments on capital leases and other long-term asset financings.*

CSC's free cash flow measure does not distinguish operating cash flows from investing cash flows as they are required to be presented in accordance with GAAP, and should not be considered a substitute for operating and investing cash flows as determined in accordance with GAAP. Free cash flow is one of the factors CSC management uses in reviewing the overall performance of the business. Management compensates for the limitations of this non-GAAP measure by also reviewing the GAAP measures of operating, investing and financing cash flows as well as debt levels measured by the debt-to-total capitalization ratio.

A reconciliation of free cash flow to the most directly comparable GAAP financial measure is presented below:

	Twelve Months Ended		
(Amounts in millions)	***March 30, 2012***	***April 1, 2011***	***April 2, 2010***
Free cash flow	*$ 59*	*$ 629*	*$ 811*
Net cash used in investing activities	*1,308*	*892*	*790*
Acquisitions, net of cash acquired	*(374)*	*(158)*	*(5)*
Business dispositions	*2*	*119*	*14*
Short-term investments	*4*	*(9)*	*—*
Payments on capital leases and other long-term asset financings	*177*	*91*	*33*
Net cash provided by operating activities	*$ 1,176*	*$ 1,564*	*$ 1,643*
Net cash used in investing activities	*$ (1,308)*	*$ (892)*	*$ (790)*
Net cash used in provided by financing activities	*$ (581)*	*$ (1,676)*	*$ (487)*

The Company has developed a broad, long-term revenue base which includes customers spread across multiple industries and geographic regions as well as service lines. A significant amount of CSC's revenue is derived from long-term contracts including information technology outsourcing, build and maintain engagements and U.S. federal government engagements. This provides the Company with a base of revenue during periods when contract awards may slow or the market for certain services softens.

The Company's significant wins and scope extensions during fiscal 2012 included the following:

NPS:

- U.S. Army ($1.0 billion)
- State of Maryland ($297 million)
- U.S. Citizenship and Immigration Services ($291 million)

MSS:

- BAE Systems ($800 million)
- Educational Testing Service (over $200 million)

BSS:

- Financial services industry clients ($1.6 billion)
- Technology and consumer services industry clients ($863 million)

- Health services industry clients ($497 million)

Cash and cash equivalents at March 30, 2012, was approximately $1.1 billion, down from $1.8 billion at April 1, 2011, a $744 million decrease. The decrease was a result of financing and investing cash outflows of $581 million and $1,308 million, respectively, during fiscal 2012, offset by operating cash inflows of $1,176 million. Net loss adjusted for non-cash charges drove the operating cash inflows, higher purchases of property and equipment and business acquisitions drove the investing cash outflows, and a repayment on the Company's credit facility drove the financing outflows.

Cash and cash equivalents at April 1, 2011, was approximately $1.8 billion, down from $2.8 billion at April 2, 2010, a $947 million decrease. The decrease was a result of financing and investing cash outflows of $1.7 billion cash and $892 million, respectively, during fiscal 2011, offset by operating cash inflows of $1.6 billion. Net income drove the operating cash inflows; higher purchases of property and equipment and business acquisitions drove the investing cash outflows, and a repayment on the Company's credit facility drove the financing outflows.

Results of Operations

Revenues

Revenues for the NPS, MSS, and BSS segments for fiscal 2012, fiscal 2011, and fiscal 2010 are as follows:

	Twelve Months Ended				
	March 30, 2012		April 1, 2011		April 2, 2010
(Amounts in millions)	Amount	Percent Change	Amount	Percent Change	Amount
NPS	$ 5,703	(5.0)%	$ 6,002	(1.5)%	$ 6,095
MSS	6,618	0.5	6,583	2.0	6,451
BSS	3,677	3.0	3,570	2.5	3,483
Corporate	13		14		17
Subtotal	16,011	(1.0)	16,169	0.8	16,046
Eliminations	(134)		(127)		(125)
Total Revenue	$ 15,877	(1.0)%	$ 16,042	0.8 %	$ 15,921

The major factors affecting the percent change in revenues are presented as follows:

Twelve Months Ended March 30, 2012 vs. April 1, 2011	Acquisitions	Approximate Impact of Currency Fluctuations	Net Internal Growth	Total
NPS	0.6%	—	(5.6)%	(5.0)%
MSS	0.9	2.7 %	(3.1)	0.5
BSS	4.8	3.5	(5.3)	3.0
Cumulative Net Percentage	1.7%	1.9 %	(4.6)%	(1.0)%

Twelve Months Ended April 1, 2011 vs. April 2, 2010	Acquisitions	Approximate Impact of Currency Fluctuations	Net Internal Growth	Total
NPS	0.2%	—	(1.7)%	(1.5)%
MSS	—	(0.1)%	2.1	2.0
BSS	0.9	(0.2)	1.8	2.5
Cumulative Net Percentage	0.3%	(0.1)%	0.6 %	0.8 %

North American Public Sector

The Company's North American Public Sector segment revenues were derived from the following sources:

	Twelve Months Ended				
	March 30, 2012		April 1, 2011		April 2, 2010
Dollars in millions	**Amount**	**Percent Change**	**Amount**	**Percent Change**	**Amount**
Department of Defense[(1)]	$ 3,863	(10.0)%	$ 4,290	(2.8)%	$ 4,414
Civil agencies[(1)]	1,618	7.3	1,508	2.4	1,473
Other[(2)]	222	8.8	204	(1.9)	208
Total	$ 5,703	(5.0)%	$ 6,002	(1.5)%	$ 6,095

(1) *Certain fiscal 2011 and fiscal 2010 amounts were reclassified from Department of Defense to Civil Agencies to conform to the current year presentation.*

(2) *Other revenues consist of foreign, state and local government work as well as commercial contracts performed by the NPS segment.*

Fiscal 2012

NPS segment revenue decreased $299 million, or 5.0% as compared to fiscal 2011. This decrease was due to its Department of Defense group (DOD) contracts, which had a $427 million, or 10.0% decrease. Partially offsetting the decline in revenue on DOD contracts were increases in revenue from contracts with Civil Agencies (Civil), which had a $110 million, or 7.3% increase, and increases in revenue from Other contracts, which had a $18 million, or 8.8% increase. Fiscal 2012 NPS revenue was adversely impacted by net $29 million of adjustments on certain long term contracts accounted for under the percentage of completion method. Of such adjustments, $39 million reduced revenue and $10 million increased revenue.

The decreases in revenue on DOD contracts, primarily with the U.S. Army and the U.S. Air Force, were due to a combination of completion of existing task orders, a contract termination and net reduction in scope and tasking on other existing contracts. In addition, revenue was adversely impacted by the contract claims settlement with the U.S. Federal Government in the second quarter of $42 million (see Note 17 to the Consolidated Financial Statements) and by a $14 million adjustment on a contract with the U.S. Air Force accounted for under the percentage of completion method due to a stop work order.

The increase in revenue from Civil Agencies was primarily due to contracts with the Department of Homeland Security (DHS), the Department of Human and Health Services (DHHS) and the Social Security Administration that commenced during the second half of fiscal 2011. These increases were partially offset by revenue that did not recur due to contract completions, primarily the U.S. Census support contract, as well as reduced scope on certain other contracts, primarily with the Environmental Protection Agency (EPA), Department of Transportation, Department of Energy and the Internal Revenue Service.

The increase in revenue from Other contracts was primarily due to higher revenue on a contract with a state agency for the development of a healthcare administration system. The higher revenue on this contract was partially offset by a $25 million adverse adjustment resulting from revised estimates under the percentage-of-completion accounting method. Of the $25 million revenue reduction, $16 million was recorded in the fourth quarter.

Many of our government customers continue to experience uncertainty about their fiscal budgets due to the Budget Control Act of 2011. As a result, large program awards are delayed and customers are shifting to smaller and shorter term contracts.

NPS won new contracts of $6.0 billion during fiscal 2012 compared to $5.5 billion during fiscal 2011.

Fiscal 2011

NPS segment revenue decreased 1.5%, or $93 million, for fiscal 2011 as compared to fiscal 2010. Excluding two small acquisitions made at the end of the second and third quarters of fiscal 2011, revenue decreased 1.7%. DOD revenue declined slightly despite higher revenues on several programs. The increases were offset by contract completions, the adverse effects from reduced tasking on two U.S. Army contracts, as well as from the impact of a one-time, $65 million revenue benefit in fiscal 2010 from a claim settlement that did not repeat in fiscal 2011. Civil declines came primarily from contracts with the DHHS, the Department of Transportation and the EPA that either ended or experienced reductions in customer spending.

One factor affecting the overall year-over-year revenue decline was an ongoing uncertainty among many government customers about their fiscal budgets and potential budget cuts due to ongoing congressional debates and temporary continuing resolutions on the current budget. Also impacting the year-over-year change is the increasing trend in contested awards, thereby slowing the ultimate start date of many contracts. For example, CSC won a significant award with the Transportation Security Administration in fiscal 2010 but protests resulted in numerous delays of up to ten months. Another factor affecting many government contractors is the recent renewed government initiative to insource personnel rather than use external providers. The impact was not significant on CSC's results given the nature of the types of services we provide, and we expect a diminished impact in the future as government agencies revisit the costs and benefits of such an initiative.

During fiscal 2011, the Company announced federal contract awards with a total value of $5.5 billion compared to $7.1 billion during fiscal 2010.

Managed Services Sector

Fiscal 2012

MSS segment revenue increased $35 million, or 0.5% as compared to fiscal 2011. In constant currency, revenue decreased $140 million, or 2.2%. The foreign currency impact was primarily due to the movement in the U.S. dollar against the Australian Dollar, the British Pound, the Euro and the Swiss Franc. MSS' second quarter acquisition of AppLabs (see Note 4 to the Consolidated Financial Statements) provided revenue of $60 million, or 0.9% of the revenue growth.

Excluding the impact of foreign currency effects and the acquisition, fiscal 2012 net internal revenue decreased $200 million, or 3.1% as compared to the prior year. This decrease was primarily due to net volume and scope reductions of approximately $140 million and contract conclusions and terminations of approximately $270 million, partially offset by revenue from new contracts of approximately $200 million. In addition, revenue was impacted by certain one-time adjustments, including adverse adjustments on long-term contracts accounted for under the percentage-of-completion method of $48 million and missed service level metrics of $10 million due to delays on certain outsourcing contracts, partially offset by a favorable adjustment on termination of a contract of $15 million. The MSS year-over-year revenue trend was also adversely impacted by out of period adjustments. The out of period revenue decreases recorded in fiscal 2012 and fiscal 2011 were $7 million and $33 million, respectively (see Notes 2 and 15 to the Consolidated Financial Statements).

During fiscal 2012, the Company announced contract awards with a total value of $9.5 billion compared to $5.0 billion during fiscal 2011. Fiscal 2012 new contracts awards include $5.1 billion of successful recompetes.

Fiscal 2011

MSS segment revenue grew $132 million, or 2.0% in fiscal 2011, and increased 2.1% excluding foreign currency effects. The overall MSS growth was primarily from a combination of new client engagements won in fiscal 2010 and 2011, which generated approximately $521 million revenue in fiscal 2011, as well as growth on existing accounts which contributed $297 million in year over year growth. Partly offsetting the increases were contract conclusions and terminations of $272 million plus volume and scope reductions on existing accounts totaling $384 million.

During fiscal 2011, the Company announced contract awards with a total value of $5.0 billion compared to $8.7 billion during fiscal 2010.

Business Solutions & Services

Fiscal 2012

BSS segment revenue increased $107 million, or 3.0% as compared to fiscal 2011. In constant currency, revenue decreased $18 million, or 0.5%. The foreign currency impact was primarily due to the movement in the U.S. dollar against the Australian Dollar, the British Pound and the Euro. The acquisition of iSOFT and the other fiscal 2012 and fiscal 2011 acquisitions provided $171 million, or 4.8% of the year-over-year revenue increase. Excluding the effect of foreign currency movements and acquisitions, BSS fiscal 2012 revenue decreased $189 million, or 5.3% over the prior year.

The lower net internal fiscal 2012 revenue was primarily due to a decrease in revenue on the U.K. NHS contract of $233 million, which was adversely impacted by the third quarter $204 million revenue write-down (see Note 16 to the Consolidated Financial Statements) and by fiscal 2011 milestone revenue of $23 million that did not recur in fiscal 2012. BSS' health vertical also had reduced revenue due to continuing softness in the life sciences market and certain project completions in North America. Both of these revenue decreases were partially offset by revenue increases in the other verticals of BSS' consulting group. The consulting group's growth was primarily in North America, which offset revenue shortfalls in other regions. The BSS year-over-year revenue trend was also adversely impacted by out of period adjustments. The out of period revenue adjustments recorded in fiscal 2012 and fiscal 2011 were revenue decreases of $15 million and revenue increases of $15 million, respectively (see Notes 2 and 15 to the Consolidated Financial Statements).

During fiscal 2012, BSS had contract awards of $3.8 billion compared to $3.5 billion in fiscal 2011.

Fiscal 2011

BSS segment revenue increased $87 million, or 2.5% in fiscal 2011, and increased 2.7% excluding foreign currency effects. Acquisitions accounted for approximately $29 million or 0.9% of the year-over-year increase. The remaining growth resulted primarily from increases in the BSS consulting business in financial services, which grew $58 million year over year, and from other consulting operations which were up $30 million, excluding acquisitions. Additional growth came from an Asia hardware resale business and an Australian IT staffing operation which contributed $23 million. Offsetting the increases was a revenue decline on the NHS by $46 million due to delays in milestone deliverables.

The financial services group benefited from increased business process outsourcing services as well as from higher software and project-related services. Other than healthcare-related operations, other consulting operations grew $60 million and were up by double digit rates in select regions, including Europe's western region, Brazil and Australia, and were also up slightly in the U.S., while down in other regions across Europe. Healthcare-related consulting operations were down $30 million, however, primarily due to the conclusion of a major contract with a large insurance company and continued uncertainty in the U.S. marketplace regarding healthcare reform.

During fiscal 2011, BSS had contract awards of $3.5 billion compared to $3.4 billion in fiscal 2010.

Costs and Expenses

The Company's total costs and expenses were as follows:

	Twelve Months Ended			Percentage of Revenue		
Dollars in millions	**2012**	**2011**	**2010**	**2012**	**2011**	**2010**
Costs of services (excludes depreciation and amortization, specified contract charge, settlement charge and restructuring costs of $137 (2012))	$ 13,406	$ 12,925	$ 12,618	84.4%	80.6%	79.2%
Cost of services – specified contract charge (excludes amount charged to revenue of $204)	1,281	—	—	8.1	—	—
Cost of services – settlement charge (excludes amount charged to revenue of $42)	227	—	—	1.4	—	—
Selling, general and administrative (excludes restructuring costs of $3 (2012))	1,141	965	981	7.2	6.0	6.2
Depreciation and amortization	1,152	1,073	1,095	7.3	6.7	6.9
Restructuring costs	140	—	—	0.9	—	—
Goodwill impairment	2,745	—	—	17.2	—	—
Interest expense, net	138	131	225	0.9	0.8	1.4
Other (income) expense, net	(6)	(20)	(20)	—	(0.1)	(0.1)
Total	$ 20,224	$ 15,074	$ 14,899	127.4%	94.0%	93.6%

Fiscal 2012

Total costs and expenses as a percentage of revenue for fiscal 2012 were 127.4%, up from 94.0% in fiscal 2011. The increase in the total costs and expenses ratio was primarily due to the goodwill impairment charge, the specified contract charge and the settlement charge, all of which were recorded prior to the fourth quarter, and the restructuring costs recorded during the fourth quarter of fiscal 2012. The total costs and expenses ratio was also impacted by certain out-of-period adjustments recorded during fiscal 2012, 2011 and 2010, as described below.

Cost of services, excluding depreciation and amortization, the specified contract charge, the settlement charge and the fourth quarter restructuring costs of $137 million, as a percentage of revenue increased 3.8% points to 84.4% from 80.6% in fiscal 2011, primarily as a result of certain adverse fourth quarter adjustments recorded by MSS as further discussed below. Selling, general and administrative expenses, excluding restructuring charges of $3 million, as a percentage of revenue increased 1.2 percentage points primarily due to the legal fees associated with the SEC and the Audit Committee's investigations of $67 million. Depreciation and amortization as a percentage of revenue increased 0.6 percentage points primarily due to higher capital expenditures on existing and new contracts.

Fiscal 2011

Costs and expenses as a percentage of revenue for fiscal 2011 was 94.0%, up from 93.6% in fiscal 2010. Cost of services rose 1.4 percentage points as a result of adverse adjustments in MSS and BSS including out of period adjustments primarily in MSS as further discussed below. Selling, general and administrative expense ratio and depreciation and amortization ratio both improved 0.2 percentage points as a result of ongoing cost and capital expenditure reduction initiatives. Other income of $20 million was primarily due to equity in earnings of unconsolidated affiliates and other miscellaneous gains.

Investigations and Out of Period Adjustments

<u>Summary of Audit Committee and SEC Investigations Related to the Out of Period Adjustments</u>

Background

As previously disclosed in fiscal 2011, the Company initiated an investigation into out of period adjustments resulting from certain accounting errors in our MSS segment, primarily involving accounting irregularities in the Nordic region. Initially, the investigation was conducted by Company personnel, but outside Company counsel and forensic accountants retained by such counsel later assisted in the Company's investigation. On January 28, 2011, the Company was notified by the SEC's Division of Enforcement that it had commenced a formal civil investigation relating to these matters, which investigation has subsequently been expanded to other matters subsequently identified by the SEC, including matters specified in subpoenas issued to the Company from time to time by the SEC's Division of Enforcement as well as matters under investigation by the Audit Committee of the Board of Directors, as further described below. The Company is cooperating in the SEC's investigation.

On May 2, 2011, the Audit Committee commenced an independent investigation into the matters relating to the MSS segment and the Nordic region, matters identified by subpoenas issued by the SEC's Division of Enforcement, and certain other accounting matters identified by the Audit Committee and retained independent counsel to represent CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with such independent investigation. Independent counsel has retained forensic accountants to assist their work. Independent counsel also represents CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with the investigation by the SEC's Division of Enforcement.

The Audit Committee's investigation has been expanded to encompass (i) the Company's operations in Australia, (ii) certain aspects of the Company's accounting practices within its Americas Outsourcing operation, and (iii) certain of the Company's accounting practices that involve the percentage of completion accounting method, including the Company's contract with NHS. In the course of the Audit Committee's expanded investigation, accounting errors and irregularities have been identified. As a result, certain personnel have been reprimanded, suspended, terminated and/or resigned. All of these investigative activities are ongoing.

Any out of period adjustments identified, including items that self corrected within a fiscal year, by the Company to date are hereinafter identified in Note 2 to the Consolidated Financial Statements.

The Company believes the SEC also has expanded its investigation into the foregoing areas as well as into certain related disclosure matters. The SEC's investigative activities are ongoing. In addition, the SEC's Division of Corporation Finance has issued comment letters to the Company requesting, among other things, additional information regarding its previously disclosed adjustments in connection with the above-referenced accounting errors, the Company's conclusions relating to materiality of such adjustments, and the Company's analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The Division of Corporation Finance's comment letter process is ongoing, and the Company is continuing to cooperate with that process.

The investigations being conducted by the SEC's Division of Enforcement and the Audit Committee as well as the review of our financial disclosures by the SEC's Division of Corporation Finance are continuing and could identify other accounting errors, irregularities or other areas of review. As a result, we have incurred and will continue to incur significant legal and accounting expenditures, and a significant amount of time of our senior management has been focused on these matters that otherwise would have been focused on the growth of the Company. We are unable to predict how long the Division of Enforcement's and Audit Committee's investigations will continue or whether, at the conclusion of its investigation, the SEC will seek to impose fines or take other actions against us. In addition, we are unable to predict the timing of the completion of the Division of Corporation Finance's review of our financial disclosures or the outcome of such review. Publicity surrounding the foregoing or any enforcement action as a result of the SEC's investigation, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows.

During fiscal 2011, the Company recorded $52 million of pre-tax adjustments that should have been recorded in prior fiscal years. The total out of period adjustments recorded in fiscal 2011 were comprised of $92 million of charges reducing income from continuing operations before taxes originating out of the Company's MSS operations in the Nordic region, and $40 million of adjustments increasing income from continuing operations before taxes, with $36 million of the $40 million within MSS.

The Company recorded $79 million of out of period adjustments in fiscal 2012, which included $13 million of charges in the Nordic region, $23 million of charges in the Company's operations in Australia, and $25 million of charges originating from the NHS contract in the Company's BSS segment. Additionally, $16 million and $2 million of charges were recorded in the NPS segment and other operations of the Company, respectively. The fiscal 2012 out of period adjustments primarily related to the Company's MSS and BSS segments, with $37 million and $26 million within MSS and BSS, respectively.

Certain additional items have been identified but not yet recorded related to the NHS contract that could have an effect on the amount and the allocation of the out of period adjustments for fiscal 2012 and prior fiscal years. Management does not believe that the effect of these additional items is material to the Company's financial statements. However, the investigation into these additional items is ongoing, and the amount could change and the allocation across years is likely to change.

The rollover impact on income (loss) from continuing operations before taxes of the recorded out of period adjustments is attributable to the following prior fiscal years:

	Increase/(Decrease)		
(Amounts in millions)	Fiscal 2011 Adjustments	Fiscal 2012 Adjustments	Total Adjustments
Fiscal 2012	$ —	$ 79	$ 79
Fiscal 2011	52	(29)	23
Fiscal 2010	(48)	(9)	(57)
Fiscal 2009 (unaudited)	(3)	(27)	(30)
Prior fiscal years (unaudited)	(1)	(14)	(15)

Nordic Region

As noted above, during fiscal 2011, the Company commenced an investigation into accounting irregularities in the Nordic Region. Based upon the Company's investigation, review of the underlying documentation for certain transactions and balances, review of contract documentation and discussions with Nordic personnel, the Company attributes the majority of the $92 million pre-tax adjustments recorded in the Nordic region in fiscal 2011 to accounting irregularities arising from suspected intentional misconduct by certain former employees in our Danish subsidiaries. The Company attributes the $13 million in pre-tax adjustments recorded in the Nordic region in fiscal 2012 to miscellaneous errors and not to any accounting irregularities or intentional misconduct other than a $1 million operating lease adjustment noted in the first quarter of fiscal 2012 which was a refinement of an error previously corrected and reported in fiscal 2011.

Australia

In the course of the Australia investigation initiated in fiscal 2012, accounting errors and irregularities have been identified. As a result, certain personnel in Australia have been reprimanded, suspended, terminated and/or resigned. Based upon the information developed to date, and the Company's assessment of the same, the Company has identified and recorded during fiscal 2012, $23 million of adjustments reducing income from continuing operations before taxes relating to its operations in Australia. Such adjustments have been categorized as either intentional accounting irregularities ("intentional irregularities") or other accounting errors ("Other Errors"). Other accounting errors include both unintentional errors and errors for which the categorization is unclear. The categorizations were provided to the Company through the independent investigation. The impact of the adjustments on income (loss) from continuing operations before taxes is attributable to the following prior fiscal years:

(Amounts in millions)	Increase/(Decrease) FY08 & Prior (unaudited)	FY09 (unaudited)	FY10	FY11	Total
Intentional irregularities	$ 10	$ (7)	$ (4)	$ 1	$ —
Other Errors	(7)	(16)	3	(3)	(23)
	$ 3	$ (23)	$ (1)	$ (2)	$ (23)

Americas Outsourcing

In the course of the independent investigation of Americas Outsourcing accounting practices, accounting conventions used by Americas Outsourcing relating to intraperiod cost allocations were determined to be unintentional accounting errors. The errors did not have an impact on a fiscal year basis. The Company also determined that other operating units employed similar practices and made necessary corrections. The Company has determined that the impact of these corrections was not material on any fiscal year.

In addition to the adjustments discussed above, a $1 million out of period adjustment related to an understatement of a fiscal 2011 management incentive compensation expense disclosed in the first quarter of fiscal 2012 has been determined by the Company to be a $3 million out of period adjustment as a result of the investigation. This item included multiple components, a portion of which the Company previously considered not to be related to out of period errors. Based on the results of the independent investigation, the Company now attributes these adjustments to Other Errors, which include both unintentional errors and errors for which the categorization is unclear.

NHS

In fiscal 2012, $25 million of out of period adjustments reducing income from continuing operations related to the Company's NHS contract were identified and recorded. During the course of the investigation in fiscal 2012 of the percentage of completion accounting method used on the Company's NHS contract, certain accounting errors were identified related to costs incurred under the contract, which resulted in errors in the recognition of income from continuing operations that would have reduced by approximately $24 million the $1.5 billion write-off recorded by the Company in the third quarter of fiscal 2012. Although the Company has concluded that these errors do not appear to have any impact on amounts charged to the NHS, the errors have impacted the operating income recognized on the NHS contract. The exclusion of certain costs incurred under the contract caused the estimated margin at completion, which determines the operating income that is booked when revenue milestones are achieved, to be overstated. Although the Company has concluded that there is no cumulative impact as a result of the $1.5 billion charge relating to the NHS contract recorded as of December 30, 2011, operating income from fiscal year 2007 through and including fiscal 2011 has been overstated by a total of approximately $24 million and, therefore, the charge taken by the Company as of December 30, 2011 was overstated by approximately the same amount.

Certain additional items have been identified but not yet recorded related to the NHS contract that could have an effect on the amount and the allocation of the out of period adjustments for fiscal 2012 and prior fiscal years. Management does not believe that the effect of these additional items is material to the Company's financial statements. However, the investigation into these additional items is ongoing, and the amount could change and the allocation across years is likely to change.

Certain CSC finance employees based in the United Kingdom were aware prior to fiscal 2012 of the aforementioned errors, but those employees failed to appropriately correct the errors. Therefore, the Company has classified these errors as intentional. Such categorization was provided to the Company through the independent investigation. As a result, certain personnel have been suspended and additional disciplinary actions are being considered.

In addition to the NHS accounting errors discussed above, the Company identified and recorded a $1 million adjustment in fiscal 2012 to write off contract acquisition costs that were inappropriately capitalized in fiscal year 2008. The Company has classified this error as unintentional.

The investigation also identified a transaction which was treated as a cost item but should have been treated as a reduction in revenue. This has resulted in an overstatement of revenue and an overstatement of operating costs from fiscal 2008 to fiscal 2012 of $6 million.

The impact on income (loss) from continuing operations before taxes of the $25 million of out of period adjustments identified in fiscal 2012 related to the Company's NHS contract is attributable to the following prior fiscal years:

(Amounts in millions)	Increase/(Decrease)
Fiscal 2011	$ (8)
Fiscal 2010	(4)
Fiscal 2009 (unaudited)	(3)
Prior fiscal years (unaudited)	(10)

Fiscal 2012 Financial Impact Summary

As noted above, during fiscal 2012, the Company recorded various pre-tax adjustments reducing income from continuing operations before taxes by $79 million ($63 million, net of tax), that should have been recorded in prior fiscal years. The out of period adjustments recorded in fiscal 2012 were comprised principally of $13 million of charges in the Nordic region, $23 million of charges in the Company's operations in Australia, $25 million of charges originating from the NHS contract in the Company's BSS segment and $16 million in the NPS segment. The NPS adjustments were identified by the Company and were primarily related to percentage of completion accounting adjustments.

Certain additional items have been identified but not yet recorded related to the NHS contract that could have an effect on the amount and the allocation of the out of period adjustments for fiscal 2012 and prior years. Management does not believe that the effect of these additional items is material to the Company's financial statements. However, the investigation into these additional items is ongoing, and the amount could change and the allocation across years is likely to change.

The following table summarizes the cumulative effect on net income (loss) attributable to CSC common shareholders of the consolidated out of period adjustments recorded during fiscal 2012. Certain adjustments reflected below only impacted quarters (unaudited) within the annual period.

	Quarter Ended				
(Amounts in millions)	July 1, 2011	September 30, 2011	December 30, 2011	March 30, 2012	Total
Nordics adjustments	$ 4	$ 6	$ 2	$ 1	$ 13
Australia adjustments	—	21	2	—	23
NHS adjustments	—	(1)	28	(2)	25
NPS adjustments	3	—	(4)	17	16
Other adjustments	2	(7)	6	1	2
Effect on income from continuing operations before taxes	9	19	34	17	79
Taxes on income	(2)	(4)	(2)	(8)	(16)
Other income tax adjustments	1	14	(10)	(5)	—
Effect on net income attributable to CSC common shareholders	$ 8	$ 29	$ 22	$ 4	$ 63

The following table summarizes the cumulative effect on fiscal 2012 of the net income (loss) attributable to CSC common shareholders of the consolidated out of period adjustments recorded in fiscal 2012. Certain adjustments reflected below only impacted quarters (unaudited) within the annual period.

(Amounts in millions)	Quarter Ended July 1, 2011	September 30, 2011	December 30, 2011	March 30, 2012	Total
Operating costs inappropriately capitalized	$ 1	$ —	$ —	$ —	$ 1
Misapplication of US GAAP	1	(1)	2	(1)	1
Miscellaneous errors	2	7	—	2	11
Total Nordic adjustments	4	6	2	1	13
Operating costs inappropriately capitalized	—	11	—	—	11
Misapplication of US GAAP	—	8	—	1	9
Miscellaneous errors	—	2	2	(1)	3
Total Australia adjustments	—	21	2	—	23
NHS adjustments	—	(1)	28	(2)	25
NPS adjustments	3	—	(4)	17	16
Other adjustments	2	(7)	6	1	2
Effect on income from continuing operations before taxes	9	19	34	17	79
Taxes on income	(2)	(4)	(2)	(8)	(16)
Other income tax adjustments	1	14	(10)	(5)	—
Effect on net income attributable to CSC common shareholders	$ 8	$ 29	$ 22	$ 4	$ 63

The select line items of the Consolidated Statement of Operations for the twelve months ended March 30, 2012, impacted by the consolidated out of period adjustments under the rollover method are shown below.

(Amounts in millions, except per share amounts)	Twelve Months Ended March 30, 2012 As Reported	Adjustments Increase/ (Decrease)	Amount Adjusted for Removal of Errors
Revenue	$ 15,877	$ 27	$ 15,904
Costs of services (excludes depreciation and amortization, contract charge, settlement charge, and restructuring costs)	13,406	(32)	13,374
Cost of services – specified contract charge (excludes amount charged to revenue of $204)	1,281	(18)	1,263
Selling, general and administrative	1,141	1	1,142
Depreciation and amortization	1,152	(2)	1,150
Interest expense	176	(3)	173
Other (income) expense	(6)	2	(4)
(Loss) income from continuing operations before taxes	(4,347)	79	(4,268)
Taxes on income	(121)	16	(105)
(Loss) income from continuing operations	(4,226)	63	(4,163)
Income from discontinued operations, net of taxes	1	—	1
Net (loss) income attributable to CSC common shareholders	(4,242)	63	(4,179)
EPS – Diluted			
Continuing operations	$ (27.38)	$ 0.41	$ (26.97)
Discontinued operations	0.01	—	0.01
Total	$ (27.37)	$ 0.41	$ (26.96)

The Company has determined that the impact of the consolidated Australia, Nordic, NHS and other out of period adjustments recorded in fiscal 2012 is immaterial to the consolidated results, financial position and cash flows for fiscal

2012 and prior years. Consequently, the cumulative effect of these adjustments was recorded during fiscal 2012.

Effect of Adjustments on Prior Year Financial Statements

As noted above, during fiscal 2011, the Company recorded $52 million of pre-tax adjustments that should have been recorded in prior fiscal years. The total out of period adjustments recorded in fiscal 2011 were comprised of $92 million of charges reducing income from continuing operations before taxes originating out of the Company's MSS operations in the Nordic region, and $40 million of adjustments increasing income from continuing operations before taxes, with $36 million of the $40 million within MSS. Based upon the Company's investigation, review of the underlying documentation for certain transactions and balances, review of contract documentation and discussions with Nordic personnel, the Company attributes the majority of the out of period adjustments identified and recorded in the Nordic region in fiscal 2011 to accounting irregularities arising from suspected intentional misconduct by certain former employees in our Danish subsidiaries. These accounting irregularities included the inappropriate capitalization of operating costs, the misapplication of US GAAP and miscellaneous errors.

The following table summarizes the cumulative effect on fiscal 2011 of the net income attributable to CSC common shareholders of the consolidated out of period adjustments recorded during fiscal 2011 and 2012. Certain adjustments reflected below only impacted quarters (unaudited) within the annual period.

	Quarter Ended				
(Amounts in millions)	**July 2, 2010**	**October 1, 2010**	**December 31, 2010**	**April 1, 2011**	**Total**
Operating costs inappropriately capitalized	$ 15	$ 38	$ 8	$ 6	$ 67
Misapplication of US GAAP	4	3	6	(1)	12
Miscellaneous errors	1	(1)	9	(2)	7
Total Nordic adjustments	20	40	23	3	86
Operating costs inappropriately capitalized	—	(1)	(1)	—	(2)
Misapplication of US GAAP	—	1	3	(1)	3
Miscellaneous errors	(4)	5	(2)	(3)	(4)
Total Australia adjustments	(4)	5	—	(4)	(3)
NHS adjustments	—	(1)	(2)	(5)	(8)
NPS adjustments	4	2	(10)	(7)	(11)
Other adjustments	(8)	(6)	(16)	(11)	(41)
Effect on income from continuing operations before taxes	12	40	(5)	(24)	23
Taxes on income	2	—	8	9	19
Other income tax adjustments	(1)	(13)	(6)	17	(3)
Effect on net income attributable to CSC common shareholders	$ 13	$ 27	$ (3)	$ 2	$ 39

The select line items of the Consolidated Statement of Operations for fiscal 2011 and fiscal 2010 impacted by the out of period adjustments, including those identified in fiscal 2012 under the rollover method are shown below.

(Amounts in millions, except per share amounts)	Twelve Months Ended April 1, 2011 As Reported	Adjustments Increase/ (Decrease)	Amount Adjusted for Removal of Errors
Revenue	$ 16,042	$ 18	$ 16,060
Costs of services (excludes depreciation and amortization)	12,925	(8)	12,917
Selling, general and administrative	965	—	965
Depreciation and amortization	1,073	3	1,076
Interest expense	168	—	168
Other (income) expense	(20)	—	(20)
Income from continuing operations before taxes	968	23	991
Taxes on income	243	(16)	227
Income from continuing operations	725	39	764
Income from discontinued operations, net of taxes	34	—	34
Net income attributable to CSC common shareholders	740	39	779
EPS – Diluted			
Continuing operations	$ 4.51	$ 0.25	$ 4.76
Discontinued operations	0.22	—	0.22
Total	$ 4.73	$ 0.25	$ 4.98

(Amounts in millions, except per share amounts)	Twelve Months Ended April 2, 2010 As Reported	Adjustments Increase/ (Decrease)	Amount Adjusted for Removal of Errors
Revenue	$ 15,921	$ (26)	$ 15,895
Costs of services (excludes depreciation and amortization)	12,618	32	12,650
Selling, general and administrative	981	(2)	979
Depreciation and amortization	1,095	(1)	1,094
Interest expense	252	2	254
Other (income) expense	(20)	—	(20)
Income from continuing operations before taxes	1,022	(57)	965
Taxes on income	192	(2)	190
Income from continuing operations	830	(55)	775
Income from discontinued operations, net of taxes	4	—	4
Net income attributable to CSC common shareholders	817	(55)	762
EPS – Diluted			
Continuing operations	$ 5.27	$ (0.36)	$ 4.91
Discontinued operations	0.01	—	0.01
Total	$ 5.28	$ (0.36)	$ 4.92

The Company has determined that the net impact of the recorded out of period adjustments was immaterial to the consolidated results, financial position and cash flows for fiscal 2011. Consequently, the cumulative effect of these adjustments was recorded during fiscal 2011.

Goodwill Impairment

The Company initiated its annual goodwill impairment analysis at the beginning of the second quarter of fiscal 2012 and concluded that fair value was below carrying value for three reporting units: Managed Services Sector (MSS), Global Business Solutions (BSS-GBS) and the Healthcare Group (BSS-Health). Furthermore, at the end of the second quarter, sufficient indicators existed to require performance of an additional, interim goodwill impairment analysis, and the BSS-GBS reporting unit again had a fair value that was below carrying value. Management believed that the decline in the estimated fair values of these reporting units was a result of several factors, including uncertainty about the Company's overall value as reflected in CSC's stock price decline over the first half of fiscal 2012, overall decline in the broader stock market as indicated by reduced performance metric multiples at comparable public companies, and decline in forecasted operating performance of these reporting units.

The September 30, 2011 interim goodwill testing also indicated that the fair values of two reporting units - BSS-Health and BSS-iSOFT - passed step one but were not considered to be substantially in excess of carrying values. BSS-Health had a fair value estimated to be approximately 6% in excess of its carrying value. For BSS-iSOFT, which was acquired during the second quarter and was a new reporting unit, fair value approximated carrying value due to the proximity of its acquisition to the second quarter interim goodwill impairment test. For the remaining reporting units with goodwill, fair values substantially exceeded carrying values.

During the process of conducting the second steps of the annual and the interim goodwill impairment tests, the Company identified significant unrecognized intangible assets (primarily customer relationship and technology assets) which, along with fair value changes to the carrying values of other assets and liabilities as well as the lower reporting unit fair values calculated in step one, resulted in an implied fair value of goodwill substantially below the carrying value of goodwill for the MSS, BSS-GBS and BSS-Health reporting units. As a result, the Company recorded a goodwill impairment charge of $2,685 million of which $2,074 million related to the MSS reporting unit, $453 million related to the BSS-GBS reporting unit, and $158 million related to the BSS-Health reporting unit. By the end of the second quarter, the Company was not able to complete all the analyses associated with the annual and the interim impairment goodwill impairment tests primarily because of the complexity and the effort required to fair value all the assets and liabilities of the three reporting units which are spread across the globe; consequently, the amount of goodwill impairment recorded at the end of the second quarter represented management's best estimate.

During the third quarter, the Company completed all analyses related to the annual and interim goodwill impairment tests, and identified adjustments that reduced the impairment loss recorded in the second quarter by $3 million. The entire adjustment was associated with the BSS-Health reporting unit, and resulted from finalizing tax estimates and customer/technology asset fair values. Thus, the total second quarter goodwill impairment loss was adjusted to $2,682 million.

At the end of the third quarter, the Company assessed whether there were any events or circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company concluded that such indicators were present for two of its reporting units, BSS-Health and BSS-iSOFT. With respect to BSS-Health, the loss of a significant customer, the failure to win some major bids for new business, and reduction in forecasted earnings was considered a triggering event for an interim goodwill impairment test. For BSS-iSOFT, the recent developments on the NHS contract were considered a triggering event (see Note 16). There were no triggering events for the remaining reporting units with goodwill.

In conducting the first step of the third quarter interim goodwill impairment test for the BSS-Health reporting unit, the factors stated above resulted in a reassessment of forecasted cash flow assumptions under an income approach, as well as a revised valuation using a market multiples fair value approach, which led the weighted average fair value of the reporting unit to be less than its carrying value, thus triggering the need to proceed to step two. For the BSS-iSOFT reporting unit however, the weighted average fair value was estimated to be greater than its carrying value due to better than forecast performance on the core iSOFT business (not related to the NHS contract).

During the process of conducting the second step of the third quarter interim goodwill impairment test for BSS-Health, the Company estimated the fair value of its tangible assets and identified unrecognized intangible assets, primarily customer relationship and technology assets, and recorded an impairment charge of $63 million. After recording the third quarter charge of $63 million, the BSS-Health reporting unit had no remaining goodwill as of December 30, 2011 (see Note 9 to the Consolidated Financial Statements).

At the end of the fourth quarter, the Company assessed if there were events or changes in circumstances that would more likely than not reduce the fair value of any of its reporting units below their carrying amounts. There were no such indicators for any of the reporting units with goodwill and therefore an interim goodwill test was not required to be performed.

Any further significant declines in CSC's stock price or any further significant adverse changes in the business climate or operating results could result in the need to perform additional impairment analysis of goodwill in future periods prior to the next annual test.

Cost of Services – Specified Contract Charge

As more fully discussed in Note 16 to the Consolidated Financial Statements, CSC and NHS are parties to a £2.9 billion (approximately $5.4 billion at originally announced exchange rates) contract under which the Company is developing and deploying an integrated electronic patient records system. The contract has been accounted for using the percentage of completion method based on management's best estimates of total contract revenue and costs. As described more fully below, the Company recorded a charge of $1,485 million in the fiscal 2012 third quarter, with $204 million recorded as a reduction of revenue, in connection with the Company's ongoing negotiations with the NHS.

On February 4, 2011, NHS formally notified the Company that it believed the Company's failure to achieve a key milestone constituted a breach of contract and NHS was considering its position on termination of all or parts of the contract; however, NHS subsequently clarified that its notice was not intended to suggest that termination is the only option which it was considering and, in fact, NHS was considering the full range of options it believed were available to NHS. Notwithstanding this dispute, both NHS and the Company continued discussions leading to agreement on the terms of a Memorandum of Understanding (MOU), the terms of which would ultimately be reflected in a contract amendment. Negotiation of the terms of the MOU were substantially completed in May 2011. Subsequent government reviews of the MOU occurred. In November 2011, the Company, the NHS and Cabinet officials resumed discussions on the MOU and the way forward, which included discussions regarding a proposed contract amendment with different scope modifications and contract value reductions than those contemplated by the MOU. In late December 2011, CSC was informed that neither the MOU nor the contract amendment then under discussion would be approved by the government. Notwithstanding the failure to reach agreement, CSC and the NHS continued discussions in 2012 regarding proposals advanced by both parties reflecting scope modifications and contract value reductions that differed materially from those contemplated by the MOU.

As a result of these discussions, CSC and the NHS entered into a non-binding letter of intent on March 2, 2012.

Under the letter of intent, the NHS and CSC have agreed to a set of high-level principles, which are intended to be reflected in a binding interim agreement to be entered into by the parties. The non-binding letter of intent contemplates that under the interim agreement, NHS will provide a commitment of a certain number of trusts, some to be named in the interim agreement and the remainder within six months, to receive the Lorenzo software product, which has been redefined into deployment units categorized as "base product" and "additional product" for pricing purposes. In addition to the amounts committed by NHS for the base product, additional amounts will be available from centrally available funds for additional products, supplemental trust activity and local configuration. The letter of intent also contemplates that the interim agreement will provide for a structured set of payments following certain product deliveries, as well as additional payments to CSC, which would cover, among other items, various deployments for the named trusts and payments for work already performed. Any payments would be made only if the binding interim agreement is entered into by the parties.

The letter of intent provides that the interim agreement will contain an optional purchase arrangement for those additional trusts (other than the committed named trusts) that choose to take a deployment of Lorenzo. Pricing will be the same as that applicable to the committed named trusts.

The letter of intent provides for an interim Lorenzo-related standstill arrangement and contemplates that a mutual release of all accrued claims with respect to the Lorenzo deployments will be included as part of the interim agreement. The interim agreement, if agreed, will form the basis of an amendment and restatement of the existing NHS contract to be negotiated by the parties. Entry into the interim agreement, and ultimately the amendment, will require U.K. government approvals. There can be no assurance that such approvals will be obtained.

While the parties intended to conclude a binding interim agreement by March 30, 2012, as previously disclosed, no agreement has yet been reached. The parties have continued discussions concerning the interim agreement. The previously disclosed Lorenzo-related standstill agreement remains in effect through June 1, 2012.

There can be no assurance that CSC and NHS will enter into the interim agreement or any amendment to the existing agreement or if the parties do not enter into the interim agreement or an amendment by June 1, 2012 that the Lorenzo-related standstill arrangement will be extended. Likewise, there can be no assurance that if the interim agreement or any amendment are negotiated and entered into, that such documents as finally negotiated will be on terms favorable to CSC or as provided in the letter of intent.

The contract has been accounted for using the percentage of completion method based on management's best estimates of total contract revenue and costs. While software development and deployment activities continue in cooperation with the NHS, because of the December 2011 communication rejecting the MOU referred to above, the proposals to significantly reduce the scope and value of the Lorenzo deployments, and the uncertainty over the results of these negotiations, CSC has revised its estimate of revenues and costs at completion under the percentage of completion method to include only those revenues reasonably assured of collection. As a result of this change in estimate, the Company recorded a $1,485 million contract charge as of December 30, 2011, including a $204 million reduction of revenue. This charge included the write-off of its work in process balance of $1,263 million, billed and unbilled receivables of $204 million and net other assets and liabilities of $18 million, resulting in no material remaining net assets. While the contract is in a cumulative loss position as of December 30, 2011, an additional forward loss is not evident and has not been accrued, but further losses could be incurred by CSC depending on the outcome of negotiations, the terms of any potential agreement, or if no agreement is concluded. The Company is unable to estimate the amount of such additional costs; however, such costs could be material. In addition, depending on the outcome of the negotiations, it is also reasonably possible that an agreement amending the terms of the NHS contract, if concluded, could result in a payment for the recovery of a portion of the amounts that have been written off as of March 30, 2012 and therefore generate a gain in the near term. However, there can be no assurance that an agreement with NHS will be concluded, that the terms of any such agreement would be favorable to CSC or as provided in the letter of intent, that any gain will be generated in the event such an agreement is concluded or that any recovery will occur.

Costs of Services – Settlement Charge

During the second quarter of fiscal 2012, the Company reached a settlement agreement with the U.S. Government in its contract claims asserted under the Contract Disputes Act of 1978 (CDA). Under the terms of the settlement, the Company received $277 million in cash and a five-year extension (four base years plus one option year) with an estimated total contract value of $1 billion to continue to support and expand the capabilities of the systems covered by the original contract scheduled to expire in December 2011. In December 2011, the Company signed the contract modification based on the terms described above. As a result of the settlement, the Company recorded a pre-tax charge of $269 million during the second quarter of fiscal 2012 to write down its claim related assets (claim related unbilled receivables of $379 million and deferred costs of $227 million) to reflect the cash received of $277 million, the estimated fair value of the contract extension of $45 million, and previously unapplied payments of $15 million. Of the pre-tax charge of $269 million, $42 million was recorded as a reduction of revenue and $227 million as a separately itemized charge to cost of services. The fair value of the contract extension was recorded as a contract asset and will be amortized as a reduction of revenue over the four year fixed contract term in proportion to the expected revenues or a straight line basis, whichever is greater. The contract extension contained a Requirements portion and an Indefinite Quantity portion (and is not subject to any minimum values). See Note 17 to the Consolidated Financial Statements for further discussion.

Restructuring Costs

In March 2012, the Company initiated a series of restructuring actions primarily to address excess capacity issues across Europe and to align its workforce with current business needs. In addition to reducing headcount, these actions contemplate increased use of lower cost off-shore resources and optimal utilization of facilities, which includes vacating and consolidating office space. Actions under these plans commenced in March 2012 and are expected to be carried out through fiscal 2013. The restructuring actions envision reduction in the Company's workforce by approximately 1,900 employees, approximately 1,550 of which are in Europe, primarily in the U.K. and in the Nordic region, 200 in the United States and the remaining spread across Latin America, Asia and Australia.

A total of $140 million of restructuring costs were accrued in March 2012, which included $21 million of pension benefit augmentations that are due to certain employees in accordance with legal or contractual obligations, and which will be paid out over several years as part of normal pension distributions. Of the total restructuring costs of $140 million, $108 million relates to MSS, $31 million to BSS, and $1 million to NPS. Excluding the pension liability, the remaining $119 million of restructuring liability as of March 30, 2012, includes $112 million expected to be paid in fiscal 2013 and $7 million thereafter. The Company expects to incur additional restructuring costs in fiscal 2013 of approximately $59 million.

Costs of Services

Fiscal 2012

Costs of services (COS), excluding the specified contract charge, the settlement charge, and the restructuring charges, as a percentage of revenue increased to 84.4% for fiscal 2012 from 80.6% for fiscal 2011. Both fiscal 2012 and fiscal 2011 COS were adversely impacted by out of period adjustments recorded during these years but which were related to prior years. The amounts recorded in fiscal 2012 and fiscal 2011 were $25 million and $15 million, respectively, in MSS and $15 million and $4 million, respectively, in BSS. The fiscal 2012 increase in the COS ratio was primarily driven by adverse results in the MSS and the BSS segments.

The MSS COS ratio was impacted by adverse adjustments on long-term contracts accounted for under the percentage-of-completion method of $142 million of which $48 million was recorded as a reduction of revenue, impairment of tangible and intangible assets of $144 million associated primarily with service delivery issues on certain outsourcing contracts, and start-up issues on certain outsourcing contracts, including transition cost overruns of $34 million. Of these specific charges of $320 million, $171 million were recorded in the fourth quarter.

BSS' COS ratio was adversely impacted primarily by the NHS contract and the financial services business. Subsequent to the $1.5 billion NHS adjustment recorded in the third quarter and pending the finalization of a contract amendment, the Company recorded $29 million of operating losses in the fourth quarter (see Note 16 to the Consolidated Financial Statements). In addition, a year-over-year shift in BSS' financial services revenue mix, caused by a decline in the proportion of the higher margin license revenue, adversely impacted the BSS COS ratio. BSS COS ratio was impacted by adverse adjustments of $17 million on certain long-term contracts accounted for under the percentage-of-completion method of which $6 million was recorded as reduction in revenue.

The NPS COS ratio increased primarily as a result of recording $72 million of net adverse adjustments on certain long-term contracts accounted for under the percentage-of-completion method. The net adjustments included adverse adjustments of $130 million, of which $40 million reduced revenue, and favorable adjustments of $58 million of which $10 million increased revenue. Favorable adjustments included a $48 million COS benefit on a contract that had a similar adjustment in fiscal 2011. Of the total $72 million net adverse adjustments, $44 million was recorded in the fourth quarter.

Fiscal 2011

Costs of services as a percentage of revenue for fiscal 2011 increased to 80.6% from 79.2% for fiscal 2010, primarily driven by adverse changes in MSS' EMEA and Americas operations as well as from a significant adjustment on the NHS contract within the BSS segment. As discussed above, out of period adjustments recorded in MSS increased fiscal 2011 COS by $19 million and understated the reported fiscal 2010 COS by $33 million. Additionally in the Nordics region, operational issues including excess staffing capacity, performance issues, and lower revenue also increased the COS ratio in fiscal 2011. The MSS fiscal 2011 COS ratio was further adversely impacted by higher start-up and transition expenses on several contracts and a strengthening Indian rupee during fiscal 2011 which increased costs on U.S. dollar-denominated contracts.

Selling, General and Administrative

Fiscal 2012

Selling, general and administrative (SG&A) expense, excluding the restructuring charges, as a percentage of revenue increased to 7.2% for fiscal 2012 from 6.0% for fiscal 2011. The fiscal 2012 increase was primarily driven by an increase in corporate general & administrative (G&A) costs and a higher BSS ratio.

The corporate G&A costs increased year-over-year primarily due to higher legal and other fees of $67 million incurred mainly related to the ongoing SEC and Audit Committee investigations into the matters surrounding the out-of-period adjustments discussed previously. The Company will continue to incur such fees as these investigations are ongoing. In addition, the Company expects to incur additional legal and other professional fees in connection with various putative class action lawsuits that have been filed in federal court (see Note 19 to the Consolidated Financial Statements). Corporate G&A costs were higher also due to costs associated with the former CEO's severance of $7 million. These cost increases were partially offset by lower bonuses of $10 million and reduced stock compensation expense of $11 million, principally due to reduction in the probable outcome of performance based restricted stock units for certain executives.

The BSS ratio increased primarily due to iSOFT. iSOFT's SG&A ratio was adversely impacted by $23 million of transaction and transition costs incurred related to its acquisition.

Fiscal 2011

Selling, general and administrative expense improved 0.2% points to 6% as a percentage of revenue in fiscal 2011 compared to fiscal 2010. This improvement was driven by reductions in Corporate G&A costs through lower legal and professional fees, and incentive compensation while the business segments maintained consistent ratios with fiscal 2010.

Depreciation and Amortization

Fiscal 2012

Depreciation and amortization (D&A) as a percentage of revenue increased to 7.3% for fiscal 2012 from 6.7% for fiscal 2011. The increase in the fiscal 2012 ratio was driven by all three segments. The BSS ratio increased due to higher amortization expense associated with the acquired iSOFT intangible and tangible assets. The higher MSS ratio is due to higher capital expenditure on outsourcing contracts. The higher NPS ratio is due to higher fixed asset purchases on certain of its contracts, as well as amortization of acquired intangible assets from fiscal 2012 and 2011 acquisitions.

Fiscal 2011

D&A decreased 0.2% points to 6.7% of revenue in fiscal 2011 as compared to fiscal 2010. Lower D&A expense in both the MSS & BSS segments were the contributors to this performance reflecting the reducing levels of capital expenditures in fiscal 2010 and 2009 in line with the Company's ongoing program.

Interest Expense and Interest Income

Fiscal 2012

Interest expense of $176 million in fiscal 2012 increased $8 million compared to fiscal 2011 due to an increase in capital leases in MSS. Interest income increased $1 million to $38 million in fiscal 2012. Higher interest income was primarily due to higher interest earned on cash balances in India during the first two quarters of fiscal 2012.

Fiscal 2011

Interest expense of $168 million in fiscal 2011 decreased $84 million compared to fiscal 2010. The lower interest expense is a result of lower debt levels during fiscal 2011 primarily due to the repayment of the 7.375% $500 million term note in the fourth quarter of fiscal 2010, and repayment of the $1.5 billion credit facility in the third quarter of fiscal 2011. The decrease in interest expense due to repayment of term notes and credit facility was slightly offset by higher interest on increased capital lease activity and interest on borrowings for assets acquired under long term financing primarily in the MSS segment.

Interest income increased $10 million to $37 million in fiscal 2011 due to the combination of increase in interest rates and in foreign cash balances, primarily in India, Australia and Asia.

Other (Income) Expense, Net

The components of other (income) expense, net for fiscal 2012, fiscal 2011, and fiscal 2010 are:

	Twelve Months Ended		
(Amounts in millions)	March 30, 2012	April 1, 2011	April 2, 2010
Foreign currency loss (gain)	$ 4	$ (2)	$ 4
Equity in earnings of unconsolidated affiliates	(10)	(11)	(14)
Other gains	—	(7)	(10)
Total	$ (6)	$ (20)	$ (20)

The Company reported other income of $6 million for fiscal 2012 compared to $20 million in fiscal 2011. Foreign currency loss of $4 million for fiscal 2012 was due to the movements in foreign currency exchange rates, primarily between the U.S. dollar and the Indian rupee, which adversely impacted the Company's foreign currency options. Reduction in other gains is due to fiscal 2011 gains on sale of an investment and non-controlling interest in a business, both of which did not recur in fiscal 2012.

There was no change in total other (income) expense from fiscal 2011 to fiscal 2010; however, there was a slightly different mix. Foreign currency net gains of $2 million were the result of the effect of currency rate movement primarily between the U.S. dollar and Indian rupee, which favorably impacted the Company's hedging program. Reduction of equity earnings reflects the disposal of a minority equity shareholding during the year, while the other gains reflect a $3 million gain from the disposal of the minority equity investment, and a gain of $4 million from other minority investments.

The Company reported other income of $20 million for fiscal 2010 compared with $8 million of other expense in fiscal 2009. Other (gains) losses for fiscal 2010 primarily includes a gain of $6 million related to sale of the former corporate headquarters facility in El Segundo, California, a gain of $6 million from a positive worker's compensation claim experience on a business divested in fiscal 2005, and a $3 million loss related to a building for sale in Europe.

Taxes

The Company's effective tax rate (ETR) on (loss) income from continuing operations for fiscal years 2012, 2011, and 2010 was (2.8)%, 25.1%, and 18.8%, respectively. As a global enterprise, our ETR is affected by many factors, including our global mix of earnings, the extent to which those global earnings are indefinitely reinvested outside the United States, legislation, acquisitions, dispositions, and tax characteristics of our income. Our tax returns are routinely audited and settlements of issues raised in these audits sometimes affect our tax provisions. The following are the major events that had a significant impact on the ETR in fiscal years ended 2012, 2011, and 2010.

In fiscal 2012, the ETR was primarily driven by:

- The Company recorded a $1,485 million charge related to the NHS contract. Following the write-down, a full valuation allowance was established against the net operating losses in the U.K., which resulted in the Company not recording a tax benefit for the NHS charges. This charge and subsequent valuation allowance had a significant impact on the tax expense and ETR of $508 million and 12%, respectively.
- The Company recorded a $2,745 million goodwill impairment charge which was mostly not deductible for tax purposes. This charge resulted in an impact to the tax expense and ETR of $838 million and 19%, respectively.
- The Company settled various tax examinations and recognized income tax benefits related to audit settlements (and the expiration of statutes of limitations on audits) of approximately $111 million, which had a favorable impact on the ETR for the fiscal year of 3%.
- The Company elected to change the tax status of one of its foreign subsidiaries. This change in tax status resulted in a deemed liquidation for U.S. tax purposes and triggered various deductions which resulted in an income tax benefit of approximately $114 million and had a favorable impact on the ETR for the fiscal year of 3%.

In fiscal 2011, the Company settled a portion of its U.S. federal income tax audit for the fiscal years 2005 through 2007 related specifically to research and development (R&D) credits. This favorable settlement of $68 million had a 7% impact on the ETR for the fiscal year ended 2011.

In fiscal 2010, the Company reversed a valuation allowance of $53 million associated with branch net operating loss carryforwards and the remeasurement of an uncertain tax position of $18 million for foreign tax credits as a result of an audit settlement. These items had a 7% impact on the ETR for the fiscal year.

As of March 30, 2012, in accordance with ASC 740-10, the Company's liability for uncertain tax positions was $257 million, including interest of $31 million, penalties of $15 million, and net of tax attributes of $76 million. During the year ended March 30, 2012, the Company had a net reduction of interest of $56 million ($36 million net of tax) and had a net reduction of penalties of $14 million. The net reduction of interest and penalties includes impacts of normal operations, audit settlements, and acquisitions.

A reconciliation of the differences between the U.S. federal statutory rate and the ETR, as well as other information about our income tax provision, is provided in Note 10 to the Consolidated Financial Statements.

The India Finance Bill of 2012 (the "Indian Finance Bill") has been approved by both houses of the Indian Parliament and, if signed into law, could have an adverse material impact on the Company's tax liabilities. The provisions of the Indian Finance Bill provide for the taxation of indirect foreign investment in India, and would likely be applied retroactively for a period of years prior to the date of enactment subject to the current statute of limitations for tax assessments in India, which is 6 years. This Indian Finance Bill overrides the recent *Vodafone* ruling by the Supreme Court of India which held that the Indian Tax Authorities cannot assess capital gains taxes on the sale of shares of non-Indian companies that indirectly own shares in an Indian company. The retroactive nature of these changes in law has been strongly criticized. We expect that the Indian Finance Bill will be challenged in the Indian courts. However, there is no assurance that such a challenge will be successful.

CSC has engaged in transactions that could be subject to retroactive treatment under the Indian Finance Bill, including the purchase of shares of foreign companies that indirectly own shares of an Indian company and internal reorganizations. The Indian tax authorities may seek to apply the provisions of the Indian Finance Bill to these prior transactions and seek to tax CSC directly or as a withholding agent or representative assessee of the sellers involved in prior acquisitions. The Company is in the process of determining the amount of the potential exposure, but believes that this amount could be material. It is the intention of the Company to vigorously assert its defenses against any claims raised by the Indian Tax Authorities.

Earnings (Loss) Per Share and Share Base

Earnings (loss) per share (EPS), on a diluted basis, decreased $32.10 to $(27.37) in fiscal 2012. This decrease in EPS was due to net loss attributable to CSC common shareholders in fiscal 2012. The net loss attributable to CSC common shareholders was primarily due to the goodwill impairment charge of $2,745 million recorded during the second and third quarters (see Note 9), the contract charge associated with the U.K. NHS contract of $1,485 million recorded during the third quarter (see Note 16 to the Consolidated Financial Statements), the settlement charge of $269 million that resulted from the settlement of claims with the U.S. Federal Government during the second quarter (see Note 17 to the Consolidated Financial Statements), and restructuring costs of $140 million recorded during the fourth quarter (see Note 18 to the Consolidated Financial Statements). Delivery issues on certain MSS and NPS contracts resulted in recording forward losses on contracts accounted under the percentage-of-completion method, and asset impairments which also adversely impacted the EPS.

Diluted EPS for fiscal 2011 decreased $0.55 to $4.73 from $5.28 in fiscal 2010. The decrease is primarily due to the decrease in net income attributable to CSC common shareholders of 9.4% for fiscal 2011. Net income attributable to CSC common shareholders decreased $77 million in fiscal 2011 as compared to fiscal 2010, due to a combination of lower pre-tax earnings and higher taxes in fiscal 2011. The decrease in EPS was also due to an increase in the weighted average common shares and common stock equivalents during the fiscal year due to the year-over-year appreciation in the Company's stock price.

Financial Condition

Cash Flows

Amounts in millions	Fiscal 2012	Fiscal 2011	Fiscal 2010
Net cash from operations	$ 1,176	$ 1,564	$ 1,643
Net cash used in investing	(1,308)	(892)	(790)
Net cash used in from financing	(581)	(1,676)	(487)
Effect of exchange rate changes on cash and cash equivalents	(31)	57	121
Net (decrease) increase in cash and cash equivalents	(744)	(947)	487
Cash and cash equivalents at beginning of year	1,837	2,784	2,297
Cash and cash equivalents at end of year	$ 1,093	$ 1,837	$ 2,784

The Company's cash and cash equivalents balance decreased by $744 million during fiscal 2012 compared to fiscal 2011. Net cash from operations decreased $388 million primarily driven by net cash outflows on the NHS contract. Cash used in investing activities increased $416 million compared to fiscal 2011 primarily due to acquisition of businesses and lower cash received from business dispositions and sale of assets. The decrease in cash used in financing activities is primarily due to repayment of $1.5 billion related to the old credit facility in the third quarter of fiscal 2011.

Operating Cash Flow

For fiscal 2012, net cash from operating activities of $1,176 million decreased $388 million as compared to fiscal 2011. The decrease is primarily due to higher payroll and related costs primarily due to the fiscal 2012 acquisitions, repayment of NHS advance contract payments (see Note 16 to the Consolidated Financial Statements), partially offset by receipt of cash upon settlement of claims with the U.S. government (see Note 17 to the Consolidated Financial Statements) and reduced cash taxes.

In fiscal 2011, net cash from operating activities of $1,564 million decreased $79 million as compared to fiscal 2010. The decrease is primarily due to reduced cash flows from advance contract payments of approximately $370 million, mainly from NHS, offset by higher collections from customers of approximately $100 million, reduced interest and tax payments of $97 million and $126 million, respectively. The reduced NHS advance contract payments are a result of delays in achieving certain milestones for Lorenzo Regional Care, as well as ongoing contract modification negotiations. The higher collections and reduced vendor payments are due to timing. The reduction in cash taxes paid is primarily due to additional pension contributions made in March 2010, which resulted in the Company generating a significant overpayment on its fiscal 2010 tax return which reduced cash tax payments made during fiscal 2011. Additionally, the Company made a cash payment to settle a tax audit with the German tax authorities during fiscal 2010, which did not recur in fiscal 2011.

Investing Cash Flow

Net cash used in investing activities for fiscal 2012 of $1.3 billion increased $416 million compared to fiscal 2011. The increase is primarily due to an increase in payments for business acquisitions of $216 million, and higher expenditures on software of $63 million. These increases were partially offset by lower purchases of property and equipment of $94 million, lower proceeds from the sale of property and equipment of $94 million, and lower proceeds from two divestitures of $117 million in fiscal 2011, which did not recur in fiscal 2012.

In fiscal 2011, investing cash outflows increased $102 million compared to fiscal 2010. The increase is primarily due to increase in payments for business acquisitions of $153 million, higher purchases of property and equipment and corporate assets of $85 million, partially offset by greater proceeds from two divestitures of $105 million and lower cash flow associated with outsourcing contracts of $38 million.

Financing Cash Flow

Net cash used in financing activities in fiscal 2012 was $581 million, a decrease of $1,095 million from fiscal 2011. This decrease is primarily due to repayment of $1.5 billion related to the old credit facility in the third quarter of fiscal 2011, partially offset by higher repayments on capital leases and other long-term debt.

In fiscal 2011, net cash used in financing activities was $1,676 million, an increase of $1,189 million from fiscal 2010. This increase is primarily due to repayment of a $1.5 billion credit facility in the third quarter, repurchase of $65 million of the Company's outstanding common stock in the fourth quarter under the previously announced $1 billion share repurchase program, and payment of cash dividends of $77 million.

Liquidity and Capital Resources

The balance of cash and cash equivalents was $1,093 million at March 30, 2012 and $1,837 million at April 1, 2011, and total equity decreased $4,726 million to $2,834 million during fiscal 2012. Of the total amount of cash and cash equivalents of $1,093 million at March 30, 2012, $788 million was held outside of the U.S.

At the end of fiscal 2012, CSC's ratio of debt to total capitalization was 49.2%, an increase from 25.4% at the end of fiscal 2011, and from 36.5% at the end of fiscal 2010. The increase in the debt ratio for fiscal 2012 was primarily the result of a decrease in total equity associated with the fiscal 2012 net loss, driven by the goodwill impairment, the specified contract charges, and other charges and results discussed above.

The following table summarizes the Company's debt to total capitalization ratios as of fiscal year end 2012 and 2011:

Amount in millions	March 30, 2012	April 1, 2011
Debt	$ 2,740	$ 2,579
Equity	2,834	7,560
Total capitalization	$ 5,574	$ 10,139
Debt to total capitalization	49.2%	25.4%

At March 30, 2012, the Company had $43 million of short-term borrowings under uncommitted lines of credit with foreign banks, $1,211 million of current maturities and $1,486 million of long-term debt. The Company had no outstanding commercial paper as of March 30, 2012.

At April 1, 2011, the Company had $29 million of short-term borrowings under uncommitted lines of credit with foreign banks, $141 million of current maturities and $2,409 million of long-term debt. The Company had no outstanding commercial paper as of April 1, 2011.

On March 18, 2011, the Company entered into a new committed line of credit providing $1.5 billion of long term commercial paper backup which replaced the existing $1.5 billion line of credit that would have expired on July 12, 2012. The new line of credit expires on March 18, 2015. This line requires the Company to: (1) maintain a minimum interest coverage ratio of consolidated Earnings Before Interest, Taxes, Depreciation and Amortization adjusted for other non-cash charges as defined by the credit agreement (EBITDA), to consolidated interest expense for the period of four consecutive fiscal quarters ending on or immediately prior to such period not to be less than 3.00 to 1.00; and (2) not permit at the end of any quarterly financial reporting period the ratio of consolidated total debt to consolidated EBITDA for the period of four consecutive fiscal quarters ending on or immediately prior to such date, to exceed 3.00 to 1.00. The Company is in full compliance with these requirements.

On December 13, 2010, CSC's Board of Directors approved a share repurchase program authorizing up to $1.0 billion in share repurchases of the Company's outstanding common stock ("2011 Repurchase Program"). In fiscal 2011, the Company repurchased 1.4 million shares in the open market for approximately $65 million in accordance with SEC rule 10-b18. The timing, volume, and nature of future share repurchases will be at the discretion of management, and may be suspended or discontinued at any time. CSC's Board has not established an end date for the 2011 Repurchase Program. The company did not repurchase any shares in fiscal 2012.

In fiscal 2012, the Company continued paying quarterly cash dividends to its common stockholders. During the year, cash dividends of $0.80 per share or approximately $124 million were paid out. The Company has sufficient liquidity and expects to continue paying quarterly cash dividends although such payments are subject to continued approval by the Board of Directors.

The Company's total liquidity is comprised of cash and cash equivalents plus any borrowing available under its credit facility. As of March 30, 2012, the Company's total liquidity was approximately $2.6 billion, consisting of $1.1 billion of cash and the full $1.5 billion available under the 2015 credit facility. The Company may fund its short-term debt obligations through a combination of internally available cash balances, use of its existing $1.5 billion credit facility and/or new borrowings.

Continued uncertainty in the global economic conditions may affect the Company's business as customers and suppliers may decide to downsize, defer or cancel contracts which could negatively affect operating cash flow.

Liquidity Risk

The cash held by the Company outside the U.S. is not presently available to fund U.S. operations or obligations without paying taxes upon its repatriation. It is management's intent to use the foreign cash balances to fund non-U.S. acquisitions, capital needs and other cash requirements. The recent acquisitions of iSOFT and AppLabs during the second quarter of fiscal 2012 were made with the use of non-U.S. cash. Continued uncertainty in the global economic conditions may affect the Company's business as customers and suppliers may decide to downsize, defer or cancel contracts which could negatively affect operating cash flow.

The Company's exposure to operational liquidity risk is primarily from long-term contracts which require significant investment of cash during the initial phases of the contracts. The recovery of these investments is over the life of the contract and is dependent upon the Company's performance as well as customer acceptance.

The Company's ability to access the commercial paper and debt markets is dependent on liquidity in the credit markets as well as the Company's financial position. On March 18, 2011, the Company entered into a committed line of credit providing $1.5 billion of long term commercial paper backup. This line of credit expires on March 18, 2015. Beginning in the third quarter of fiscal 2011, the Company was able to borrow against commercial paper to meet short term liquidity needs. As of March 30, 2012, there are no borrowings outstanding against commercial paper.

Our credit ratings and outlooks are summarized below. On May 17, 2012, Moody's lowered our long term credit rating from Baa1 with a negative watch to Baa2 with a stable outlook. Moody's confirmed its short term rating at Prime-2. In December 2011, S&P lowered our rating from A- to BBB+ with a negative credit watch. On May 22, 2012, S&P and Fitch lowered our credit rating to BBB with a negative outlook. These changes had no material impact on our current borrowing costs, and we believe they will not have a material impact on our ability to raise further debt financing in the future although the costs of such borrowing would increase. The ratings and outlooks issued by Moody's, S&P and Fitch appear in the table below:

Rating Agency	Rating	Outlook
Fitch	BBB	Negative
Moody's	Baa2	Stable
S&P	BBB	Negative

Credit rating agencies review their ratings periodically and, therefore, the credit rating assigned to us by each agency may be subject to revision at any time. Accordingly, we are not able to predict whether our current credit ratings will remain as disclosed above. Factors that can affect our credit ratings include changes in our operating performance, our financial position, resolution of the issues relating to the NHS contract and changes in our business strategy. If further changes in our credit ratings were to occur, they could impact, among other things, our future borrowing costs and access to capital markets.

In the opinion of management, CSC will be able to meet its liquidity and cash needs for the foreseeable future through the combination of cash flows from operating activities and current cash balances. If these resources need to be augmented, major additional cash requirements would likely be financed by the issuance of debt and/or equity securities and/or the exercise of the put option as described in Note 20 to the Consolidated Financial Statements. However, there can be no assurances that the Company will be able to issue debt with acceptable terms in the future.

Off Balance Sheet Arrangements and Contractual Obligations

The following table summarizes the expiration of the Company's financial guarantees outstanding as of March 30, 2012:

(Amounts in millions)	Fiscal 2013	Fiscal 2014	Fiscal 2015 & thereafter	Total
Performance guarantees:				
Surety bonds	$ 29	$ —	$ —	$ 29
Letters of credit	176	2	16	194
Standby letters of credit	63	2	14	79
Foreign subsidiary guarantees	795	—	—	795
Total	$ 1,063	$ 4	$ 30	$ 1,097

For additional information on off balance sheet arrangements and contractual obligations see Note 19 to the Consolidated Financial Statements for further discussion.

The following table summarizes the Company's payments on contractual obligations by period as of March 30, 2012:

(Amounts in millions)	1 year or less	1-3 years	3-5 years	More than 5 years	Total
Long-term debt	$ 1,000	$ —	$ —	$ 997	$ 1,997
Interest on fixed rate debt	119	156	130	98	503
Capital lease obligations	191	312	133	119	755
Bank debt	43	—	—	—	43
Operating leases	266	332	146	76	820
Minimum purchase obligations	598	425	29	—	1,052
Other long-term liabilities	52	71	2	2	127
Total	$ 2,269	$ 1,296	$ 440	$ 1,292	$ 5,297

The liability related to unrecognized tax benefits has been excluded from the table because a reasonable estimate of the timing and amount of cash out flows from future tax settlements cannot be determined.

Regarding minimum purchase obligations included above, the Company has signed long-term purchase agreements with certain software, hardware, telecommunication and other service providers to obtain favorable pricing, committed service levels and terms for services necessary for the operation of business activities. The Company is contractually committed to purchase specified service minimums over remaining periods ranging generally from one to five years. If the Company does not meet the specified service minimums, the Company may have an obligation to pay the service provider a portion or the entire shortfall.

During fiscal 2013, the Company expects to make contributions of approximately $254 million to pension and $10 million to postretirement benefit plans. The Company has not quantified expected contributions beyond fiscal 2013 because it is not possible to predict future timing or direction of the capital markets, which can have a significant impact on future minimum funding obligations. During fiscal 2012, pension and other pension benefits contributions amounted to $262 million, an increase of $23 million from $239 million in fiscal 2011. Refer to the Critical Accounting Estimates section later in this MD&A and to Note 12 to the Consolidated Financial Statements for further discussion.

Dividends

During fiscal 2012, quarterly dividends declared aggregated to $0.80 per share or $124 million. Of the total dividends declared, $93 million was paid in fiscal 2012 and the balance of $31 million was paid on April 16, 2012.

On May 15, 2012, the Board of Directors approved a dividend of $0.20 per share for the quarter ended March 30, 2012, payable on July 12, 2012 to the holders of record of the Company's common stock as of the close of business on June 14, 2012.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). Our significant accounting policies are described in Note 1 to the Consolidated Financial Statements under "Summary of Significant Accounting Policies." The preparation of consolidated financial statements in accordance with GAAP requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, as well as the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and other factors believed to be reasonable under the circumstances. Many of the types of estimates made are for contract-specific issues. Changes to estimates or assumptions on a specific contract could result in a material adjustment to the consolidated financial statements.

We have identified several critical accounting estimates. An accounting estimate is considered critical if both: (a) the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment involved, and (b) the impact of changes in the estimates and assumptions would have a material effect on the consolidated financial statements. Our critical accounting estimates relate to: revenue recognition, cost estimation and recoverability on long-term, fixed-price contracts; revenue recognition on software license sales that require significant customization; capitalization of outsourcing contract costs and software development costs; estimates used to determine deferred income taxes; assumptions related to purchase accounting and goodwill; assumptions to determine retirement benefits costs and liabilities; and assumptions and estimates used to analyze contingencies and litigation. For all of these estimates, we caution that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Revenue recognition

The majority of our revenue is recognized based on objective criteria and does not require significant estimates. Revenue from our fixed unit price contracts, time and materials contracts and cost plus contracts is recognized based on objective criteria and is not subject to estimates that may change over time. However, for our fixed-price contracts that use percentage-of-completion accounting, which is approximately 7.8% percent of the Company's revenues, the determination of revenues and costs requires significant judgment and estimation. Under this method we recognize revenue on a constant margin as contract milestones or other input or output based measures are achieved. Costs are deferred until contractual milestones or other output based or cost based measures are achieved. The method requires estimates of revenues, costs and profits over the entire term of the contract, including estimates of resources and costs necessary to complete performance. Such estimates are particularly difficult on activities involving state-of-the-art technologies such as system development projects. The cost estimation process is based upon the professional knowledge and experience of our software and systems engineers, program managers and financial professionals. Key factors that are considered in estimating the work to be completed and ultimate contract profitability include the availability and productivity of labor and the nature and complexity of the work to be performed. A significant change in an estimate on one or more contracts could have a material effect on our results of operations. Management regularly reviews project profitability and the underlying estimates.

Modifications to contract scope, schedule, and price may be required on development contracts accounted for on a percentage-of-completion basis. Accounting for such changes prior to formal contract modification requires evaluation of the characteristics and circumstances of the effort completed and assessment of probability of recovery. If recovery is deemed probable, we may, as appropriate, either defer the costs until the parties have agreed on the contract change or recognize the costs and related revenue as current period contract performance. We routinely negotiate such contract modifications.

Many of our contracts call for us to provide a range of services or elements to our customers. The total estimated revenue for these contracts is allocated to the various services or elements based vendor specific objective evidence (VSOE), third party evidence (TPE) or management's best estimate of selling price for the deliverables when VSOE or TPE are not available. Once the total estimated revenue has been allocated to the various contract elements, revenue for each element is recognized based on the relevant revenue recognition method for the services performed or elements delivered.

Estimates of total revenue at contract inception often differ materially from actual revenue due to volume differences, changes in technology or other factors which may not be foreseen at inception.

Revenue recognition on software license sales that require significant customization

If significant customization is required in the delivery of a proprietary software product, and VSOE is available to support accounting for the software as a separate unit of account, revenue is recognized as the software customization services are performed in accordance with the percentage-of-completion method described above. Thus, cost and profit estimates are required over the life of the project, and changes in such estimates can have a material effect on results.

Capitalization of outsourcing contract costs

Certain costs incurred upon initiation of an outsourcing contract are deferred and amortized over the contract life. These costs consist of contract acquisition and transition/set-up costs, costs associated with installation of systems and processes, and amounts paid to clients in excess of the fair market value of assets acquired (i.e., premiums). Finance staff, working with program management, review costs to determine appropriateness for deferral in accordance with relevant accounting guidance.

Key estimates and assumptions that we must make include assessing the fair value of assets acquired from a customer in order to calculate the premium and projecting future cash flows in order to assess the recoverability of deferred costs. We utilize the experience and knowledge of our professional staff in program management, operations, procurement and finance areas, as well as third parties on occasion, to determine fair values of assets acquired. To assess recoverability, undiscounted estimated cash flows of the contract are projected over its remaining life and compared to contract related assets, including the unamortized deferred cost balance. Such estimates require judgment and assumptions, which are based upon the professional knowledge and experience of our personnel. Key factors that are considered in estimating the undiscounted cash flows include projected labor costs and productivity efficiencies. A significant change in an estimate or assumption on one or more contracts could have a material effect on our results of operations. Amortization of such premiums is recorded as a reduction of revenue.

Capitalization of software development costs

We capitalize certain costs incurred to develop commercial software products and to develop or purchase internal-use software. Significant estimates and assumptions include: determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives, estimating the marketability of the commercial software products and related future revenues, and assessing the unamortized cost balances for impairment. For commercial software products, determining the appropriate amortization period is based on estimates of future revenues from sales of the products. We consider various factors to project marketability and future revenues, including an assessment of alternative solutions or products, current and historical demand for the product, and anticipated changes in technology that may make the product obsolete. For internal-use software, the appropriate amortization period is based on estimates of our ability to utilize the software on an ongoing basis. To assess the recoverability of capitalized software costs, we must estimate future revenue, costs and cash flows. Such estimates require assumptions about future cash inflows and outflows, and are based on the experience and knowledge of professional staff. A significant change in an estimate related to one or more software products could result in a material change to our results of operations.

Estimates used to determine income tax expense

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities, which principally arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. We also must analyze income tax reserves, as well as determine the likelihood of recoverability of deferred tax assets, and adjust any valuation allowances accordingly. Considerations with respect to the recoverability of deferred tax assets include the period of expiration of the tax asset, planned use of the tax asset, and historical and projected taxable income as well as tax liabilities for the tax jurisdiction to which the tax asset relates. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors. The calculation of our tax liabilities also involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes uncertain tax positions in the financial statements when it is more likely than not the tax position will be sustained under examination.

Assumptions related to purchase accounting and goodwill

We account for acquisitions using the purchase method of accounting. This method requires estimates to determine the fair values of assets and liabilities acquired, including judgments in determination of acquired intangible assets such as customer-related intangibles, as well as assessments of the fair value of existing assets such as property and equipment. Liabilities acquired can include litigation and other contingency reserves existing at the time of acquisition, and require judgment in ascertaining their fair values. Independent appraisals may be used to assist in the determination of the fair value of certain assets and liabilities, but even those determinations can be based on significant estimates provided by the Company, such as forecasted revenues or profits utilized in determining the fair value of contract-related intangibles. Numerous factors are typically considered in the purchase accounting assessments, which are conducted by Company professionals from legal, finance, human resources, information systems, program management and other disciplines. Additional information obtained during the allocation period related to the acquisition date fair value of acquired assets and liabilities would result in changes to the recorded values, resulting in an offsetting change to the goodwill balance associated with the business acquired. Significant changes in assumptions and estimates subsequent to completing the allocation of purchase price to the assets and liabilities acquired, as well as differences in actual results versus estimates, could result in material impacts to earnings.

Goodwill is reviewed for impairment annually and whenever events or changes in circumstances indicate the carrying value of goodwill may not be recoverable in accordance with ASC 350 (FAS No. 142) "Goodwill and Other Intangible Assets." A significant amount of judgment is involved in determining if an indicator of impairment has occurred between annual test dates. Such indicators may include, among others: a significant decline in expected future cash flows; a sustained, significant decline in stock price and market capitalization; a significant adverse change in legal factors or in the business climate; unanticipated competition; the testing for recoverability of a significant asset group within a reporting unit; and reductions in growth rates. Any adverse change in these factors could have a significant impact on the recoverability of goodwill.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. If the reporting unit's fair value exceeds its carrying value, no further procedures are required. However, if a reporting unit's fair value is less than its carrying value, an impairment of goodwill may exist, requiring a second step to measure the amount of impairment loss. In this step, the reporting unit's fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis to calculate the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business acquisition. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge is recorded for the difference.

The Company estimates the fair value of each reporting unit using a combination of the income approach and the market approach. The income approach incorporates the use of a discounted cash flow method in which the estimated future cash flows and terminal values for each reporting unit are discounted to a present value using a discount rate. Cash flow projections are based on management's estimates of economic and market conditions which drive key assumptions of revenue growth rates, operating margins, capital expenditures and working capital requirements. The discount rate in turn is based on the specific risk characteristics of each reporting unit, the weighted average cost of capital and its underlying forecast. The market approach estimates fair value by applying performance metric multiples to the reporting unit's prior and expected operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit. If the fair value of the reporting unit derived using the income approach is significantly different from the fair value estimate using the market approach, the Company reevaluates its assumptions used in the two models. The fair values determined by the market approach and income approach, as described above, are weighted to determine the fair value for each reporting unit. The weighted values assigned to each reporting unit are primarily driven by two factors: 1) the number of comparable publicly traded companies used in the market approach, and 2) the similarity of the operating and investment characteristics of the reporting units to the comparable publicly traded companies used in the market approach.

In order to assess the reasonableness of the calculated reporting unit fair values, the Company also compares the sum of the reporting units' fair values to its market capitalization (per share stock price times shares outstanding) and calculates an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). The Company evaluates the control premium by comparing it to control premiums of recent comparable transactions. If the implied control premium is not reasonable in light of these recent transactions, the Company will reevaluate its fair value estimates of the reporting units by adjusting the discount rates and/or other assumptions. As a result, when CSC's stock price is low, this reevaluation can result in lower estimated fair values of the reporting units.

Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates, operating margins, terminal growth rates, capital expenditures, as well as discount rates. Estimates involve the assessment of labor and other direct costs on existing contracts, estimates of overhead costs and other indirect costs, and assessments of new business prospects and projected win rates. In addition, judgments and assumptions are required for allocating shared assets and liabilities to determine the carrying values of each reporting unit. Although we have consistently used the same methods in developing the assumptions and estimates underlying the fair value calculations, such estimates are uncertain and can vary from actual results.

Assumptions to determine retirement benefits costs and liabilities

We offer a number of pension and postretirement benefit and life insurance benefit plans. CSC utilizes actuarial methods required by ASC 715 Compensation – Retirement Benefits for fiscal 2012, 2011, and 2010 to account for pension and postretirement benefit plans, respectively. The actuarial methods require numerous assumptions to calculate the net periodic pension benefit expense and the related pension benefit obligation for our defined benefit pension and postretirement plans. Two of the most significant assumptions are the expected long-term rate of return on plan assets and discount rates. We consider current market conditions such as changes in interest rates, in determining discount rates. Changes in the related net periodic pension costs may occur in the future due to changes in these and other assumptions.

The expected long-term rate of return on plan assets should, over time, approximate the actual long-term returns on pension and postretirement plan assets. The assumption for the expected long-term rate of return on plan assets is selected by taking into account the asset mix of the plan and other factors. Please see Note 12 to the Consolidated Financial Statements for more details. The weighted-average of the expected long-term rate of return, for all pension plans, on plan assets utilized for the fiscal 2012 and 2011 pension plan valuations was 6.8% and 7.5%, respectively. Holding all other assumptions constant, a one-half percentage increase or decrease in each of the assumed rates of return on plan assets would have decreased or increased, respectively, the fiscal 2012 net periodic pension cost by approximately $20 million.

An assumed discount rate is required to be used in each pension and postretirement plan actuarial valuation. The discount rate assumption reflects the market rate for high-quality, fixed income debt instruments based on the expected duration of the benefit payments for our pension and postretirement plans as of the annual measurement date and is subject to change each year. The weighted-average of the discount rates utilized for the fiscal 2012 net periodic pension cost was 5.5% compared to 5.8% used for fiscal 2011. Holding all other assumptions constant, a one-half percent increase or decrease in each of the assumed discount rates would have decreased the fiscal 2012 net periodic pension cost by approximately $13 million, or increased it by approximately $14 million, respectively. Some portion of the increase or decrease would be moderated by cost reimbursable contracts.

The accounting guidance includes mechanisms that serve to limit the volatility in earnings which would otherwise result from recording changes in the value of plan assets and benefit obligations in the consolidated financial statements in the periods in which such changes occur. For example, while the expected long-term rate of return on plan assets should, over time, approximate the actual long-term returns, differences between the expected and actual returns may occur in any given year. Such differences contribute to the deferred actuarial gains or losses which are then amortized into earnings over time. During fiscal 2012 and 2011, the actual return on assets exceeded the expected return on assets, producing an actuarial gain. However, offsetting this actuarial gain was an actuarial loss increasing the projected benefit obligation of the Company's pension plans primarily due to the decline in discount rates. As a result, pension assets as a percentage of projected benefit obligations decreased during the fiscal year.

Assumptions and estimates used to analyze contingencies and litigation

We are subject to various claims and contingencies associated with lawsuits, insurance, tax and other issues arising in the normal course of business. The consolidated financial statements reflect the treatment of claims and contingencies based on management's view of the expected outcome. CSC consults with legal counsel on issues related to litigation and seeks input from other experts and advisors with respect to matters in the ordinary course of business. If the likelihood of an adverse outcome is probable and the amount is estimable, we accrue a liability in accordance with ASC 450 "Contingencies." Significant changes in the estimates or assumptions used in assessing the likelihood of an adverse outcome could have a material effect on the consolidated financial results.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Interest Rates

The Company utilizes fixed-rate long-term debt obligations, short-term commercial paper and other borrowings subject to market risk from changes in interest rates. Sensitivity analysis is one technique used to measure the impact of changes in interest rates on the value of market-risk sensitive financial instruments. For the year ended March 30, 2012, a hypothetical 10% movement in interest rates would not have had a material impact on the Company's consolidated results of operations or financial conditions.

Foreign Currency

As a large global organization the Company faces exposure to adverse movements in foreign currency exchange rates. During the ordinary course of business, the Company enters into certain contracts denominated in foreign currency. Potential foreign currency exposures arising from these contracts are analyzed during the contract bidding process. The Company generally manages these contracts by incurring costs in the same currency in which revenue is received, and any related short-term contract financing requirements are met by borrowing in the same currency. Thus, by generally matching revenues, costs and borrowings to the same currency, the Company is able to mitigate a portion of the foreign currency risk to earnings. However, as the Company has increased its use of offshore support in recent years, it has become more exposed to currency fluctuations.

The Company has policies and procedures to manage the exposure to fluctuations in foreign currency by using foreign currency forwards to hedge intercompany loans denominated in non-functional currencies and certain foreign currency assets and liabilities. For accounting purposes, these contracts do not qualify for hedge accounting and thus all changes in fair value are reported in net earnings as part of other (income) expense. The Company also uses foreign currency options to manage its exposure to economic risk caused by exchange rate fluctuations. These financial instruments are generally short term in nature with typical maturities of less than one year. They are used to offset existing foreign currency positions or as economic hedges and not for speculative or trading purposes.

During fiscal 2012, approximately 38% of the Company's revenue was generated outside of the United States. The Company uses a sensitivity analysis to assess the impact of movement in foreign currency exchange rates on revenue and earnings. For the year ended March 30, 2012, a hypothetical 10% increase or decrease in the value of the U.S. dollar against all currencies would have impacted revenue by approximately 4% or $604 million, while a hypothetical 10% decrease in the value of the U.S. dollar against all currencies would increase revenue by 4% or $604 million. In the opinion of management, a substantial portion of this fluctuation would be offset by expenses incurred in local currency. As a result, a hypothetical 10% movement of the value of the U.S. dollar against all currencies in either direction would impact the Company's earnings before interest and taxes by approximately $36 million for the year ended March 30, 2012. This amount would be offset, in part, from the impacts of local income taxes and local currency interest expense.

As of March 30, 2012, the Company had approximately $788 million of cash and cash equivalents outside of the U.S. and approximately $43 million of non-U.S. dollar borrowings.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements and Financial Statement Schedule

Schedules other than that listed above have been omitted since they are either not required, are not applicable, or the required information is shown in the consolidated financial statements or related notes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Computer Sciences Corporation
Falls Church, Virginia

We have audited the accompanying consolidated balance sheets of Computer Sciences Corporation and subsidiaries (the "Company") as of March 30, 2012 and April 1, 2011 and the related consolidated statements of operations, changes in equity, and cash flows for each of the three fiscal years in the period ended March 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Computer Sciences Corporation and subsidiaries as of March 30, 2012 and April 1, 2011 and the results of their operations and their cash flows for each of the three fiscal years in the period ended March 30, 2012, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 30, 2012, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 29, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

May 29, 2012

COMPUTER SCIENCES CORPORATION
CONSOLIDATED BALANCE SHEETS

(Amounts in millions)	March 30, 2012	April 1, 2011
Current assets:		
Cash and cash equivalents	$ 1,093	$ 1,837
Receivables, net of allowance for doubtful accounts of $51 (2012) and $46 (2011)	3,257	3,719
Prepaid expenses and other current assets	533	2,001
Total current assets	4,883	7,557
Intangible and other assets:		
Software, net of accumulated amortization of $1,481 (2012) and $1,291 (2011)	649	562
Outsourcing contract costs, net of accumulated amortization of $1,240 (2012) and $1,324 (2011)	562	647
Goodwill	1,752	4,038
Other assets	902	820
Total intangible and other assets	3,865	6,067
Property and equipment—at cost:		
Land, buildings and leasehold improvements	1,267	1,221
Computers and related equipment	4,357	4,565
Furniture and other equipment	464	503
Construction in progress	56	60
	6,144	6,349
Less: accumulated depreciation and amortization	3,703	3,853
Property and equipment, net	2,441	2,496
Total Assets	$ 11,189	$ 16,120

(See Notes to Consolidated Financial Statements.)

COMPUTER SCIENCES CORPORATION
CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in millions, except shares)	March 30, 2012	April 1, 2011
Current liabilities:		
Short-term debt and current maturities of long-term debt	$ 1,254	$ 170
Accounts payable	478	517
Accrued payroll and related costs	789	817
Accrued expenses and other current liabilities	1,339	1,291
Deferred revenue and advance contract payments	619	987
Income taxes payable and deferred income taxes	57	396
Total current liabilities	4,536	4,178
Long-term debt, net of current maturities	1,486	2,409
Income tax liabilities and deferred income taxes	357	511
Other long-term liabilities	1,976	1,462
Commitments and contingencies		
CSC Stockholders' equity:		
Preferred stock par value $1 per share; authorized 1,000,000 shares; none issued		
Common stock, par value $1 per share; authorized 750,000,000 shares; issued 163,719,508 (2012) and 162,873,485 (2011)	164	163
Additional paid-in capital	2,168	2,120
Earnings retained for use in business	1,930	6,296
Accumulated other comprehensive loss	(1,093)	(690)
Less: common stock in treasury, at cost, 8,518,540 (2012) and 8,392,668 (2011)	(390)	(385)
Total CSC stockholders' equity	2,779	7,504
Noncontrolling interest in subsidiaries	55	56
Total Equity	2,834	7,560
Total Liabilities and Equity	$ 11,189	$ 16,120

(See Notes to Consolidated Financial Statements.)

COMPUTER SCIENCES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in millions, except per-share amounts)	Twelve Months Ended March 30, 2012	April 1, 2011	April 2, 2010
Revenues	$ 15,877	$ 16,042	$ 15,921
Costs of services (excludes depreciation and amortization, specified contract charge, settlement charge and restructuring costs of $137 (2012))	13,406	12,925	12,618
Cost of services – specified contract charge (excludes amount charged to revenue of $204)	1,281	—	—
Cost of services – settlement charge (excludes amount charged to revenue of $42)	227	—	—
Selling, general and administrative (excludes restructuring costs of $3 (2012))	1,141	965	981
Depreciation and amortization	1,152	1,073	1,095
Restructuring costs	140	—	—
Goodwill impairment	2,745	—	—
Interest expense	176	168	252
Interest income	(38)	(37)	(27)
Other (income) expense, net	(6)	(20)	(20)
Total costs and expenses	20,224	15,074	14,899
(Loss) income from continuing operations before taxes	(4,347)	968	1,022
Taxes on income	(121)	243	192
(Loss) income from continuing operations	(4,226)	725	830
Income from discontinued operations, net of taxes	1	34	4
Net (loss) income	(4,225)	759	834
Less: Net income attributable to noncontrolling interest, net of tax	17	19	17
Net (loss) income attributable to CSC common shareholders	$ (4,242)	$ 740	$ 817
Earnings (loss) per common share:			
Basic:			
Continuing operations	$ (27.38)	$ 4.57	$ 5.35
Discontinued operations	0.01	0.22	0.01
	$ (27.37)	$ 4.79	$ 5.36
Diluted:			
Continuing operations	$ (27.38)	$ 4.51	$ 5.27
Discontinued operations	0.01	0.22	0.01
	$ (27.37)	$ 4.73	$ 5.28
Cash dividend per common share	$ 0.80	$ 0.70	$ —

(See Notes to Consolidated Financial Statements.)

COMPUTER SCIENCES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in millions)	Twelve Months Ended March 30, 2012	April 1, 2011	April 2, 2010
Cash flows from operating activities:			
Net (loss) income	$ (4,225)	$ 759	$ 834
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	1,212	1,140	1,156
Goodwill impairment	2,745	—	—
Specified contract charge	1,485	—	—
Settlement charge	269	—	—
Stock based compensation	36	56	64
Deferred taxes	(115)	100	8
Loss (gain) on dispositions	30	(74)	(5)
Provision for losses on accounts receivable	18	7	23
Excess tax benefit from stock based compensation	(2)	(6)	(9)
Unrealized foreign currency exchange gain	(8)	(9)	(28)
Impairment losses and contract write-offs	156	23	23
Cash surrender value in excess of premiums paid	(7)	(6)	(5)
Changes in assets and liabilities, net of effects of acquisitions and dispositions:			
Decrease in receivables	232	170	70
Increase in prepaid expenses and other current assets	(210)	(116)	(153)
Decrease in accounts payable and accrued expenses	(67)	(234)	(409)
Decrease in income taxes payable and income tax liability	(138)	(44)	(135)
(Decrease) increase in advances contract payments and deferred revenue	(247)	(204)	207
Other operating activities, net	12	2	2
Net cash provided by operating activities	1,176	1,564	1,643
Cash flows from investing activities:			
Purchases of property and equipment	(569)	(663)	(578)
Outsourcing contracts	(179)	(138)	(176)
Acquisitions, net of cash acquired	(374)	(158)	(5)
Business dispositions	2	119	14
Software purchased and developed	(227)	(164)	(173)
Proceeds from sale of property and equipment	11	105	82
Other investing activities, net	28	7	46
Net cash used in investing activities	(1,308)	(892)	(790)
Cash flows from financing activities:			
Borrowings under lines of credit	140	105	130
Repayment of borrowings under lines of credit	(120)	(1,599)	(137)
Principal payments on long-term debt	(485)	(92)	(537)
Proceeds from stock options and other common stock transactions	15	73	100
Excess tax benefit from stock based compensation	2	6	9
Repurchase of common stock and acquisition of treasury stock	—	(65)	(3)
Dividend payments	(124)	(77)	—
Other financing activities, net	(9)	(27)	(49)
Net cash used in financing activities	(581)	(1,676)	(487)
Effect of exchange rate changes on cash and cash equivalents	(31)	57	121
Net (decrease) increase in cash and cash equivalents	(744)	(947)	487
Cash and cash equivalents at beginning of year	1,837	2,784	2,297
Cash and cash equivalents at end of year	$ 1,093	$ 1,837	$ 2,784

(See Notes to Consolidated Financial Statements.)

COMPUTER SCIENCES CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in millions except shares in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Earnings Retained for Use in Business	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Total CSC Equity	Non-Controlling Interest	Total Equity
Balance at April 3, 2009	159,689	$ 160	$ 1,836	$ 4,893	$ (1,004)	$ (375)	$ 5,510	$ 108	$ 5,618
Comprehensive income:									
Net income				817			817	17	834
Currency translation adjustment					242		242		242
Unfunded pension obligation					(290)		(290)		(290)
Comprehensive income							769	17	786
Stock based compensation expense			64				64		64
Acquisition of treasury stock						(4)	(4)		(4)
Stock option exercises and other common stock transactions	2,545	2	106				108		108
Noncontrolling interest distributions and other				(1)			(1)	(63)	(64)
Balance at April 2, 2010	162,234	$ 162	$ 2,006	$ 5,709	$ (1,052)	$ (379)	$ 6,446	$ 62	$ 6,508
Comprehensive income:									
Net income				740			740	19	759
Currency translation adjustment					261		261		261
Unfunded pension obligation					101		101		101
Comprehensive Income							1,102	19	1,121
Stock based compensation expense			56				56		56
Acquisition of treasury stock						(6)	(6)		(6)
Repurchase of common stock	(1,353)	(1)	(19)	(45)			(65)		(65)
Stock option exercises and other common stock transactions	1,992	2	77				79		79
Cash dividends declared				(108)			(108)		(108)
Noncontrolling interest distributions and other								(25)	(25)
Balance at April 1, 2011	162,873	$ 163	$ 2,120	6,296	$ (690)	(385)	$ 7,504	56	$ 7,560
Comprehensive (loss) income:									
Net (loss) income				(4,242)			(4,242)	17	(4,225)
Currency translation adjustment					(124)		(124)		(124)
Unfunded pension obligation					(279)		(279)		(279)
Comprehensive (loss) income							(4,645)	17	(4,628)
Stock-based compensation expense			36				36		36
Acquisition of treasury stock						(5)	(5)		(5)
Stock option exercises and other common stock transactions	847	1	12				13		13
Cash dividends declared				(124)			(124)		(124)
Noncontrolling interest distributions							—	(18)	(18)
Balance at March 30, 2012	163,720	$ 164	$ 2,168	$ 1,930	$ (1,093)	$ (390)	$ 2,779	$ 55	$ 2,834

(See Notes to Consolidated Financial Statements.)

Note 1 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and notes are those of Computer Sciences Corporation, its subsidiaries, and those joint ventures and partnerships over which it exercises control, hereafter collectively referred to as "CSC" or "the Company." Investments in business entities in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for by the equity method. Other investments are accounted for by the cost method. All intercompany transactions and balances have been eliminated.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

Contractual work-in-process balances at March 30, 2012 and April 1, 2011, of $60 million and $1,162 million, respectively, are included in prepaid expenses and other current assets. Work-in-process of $1,263 million related to the Company's contract with the U.K. National Health Service (NHS) was written off as of December 30, 2011 (Note 16).

During fiscal 2012, the Company recognized significant impairments of tangible and intangible assets associated primarily with long-term contracts and significant adverse changes in long-term contracts accounted for under the percentage-of-completion method. The majority of these charges were recorded during the fourth quarter (unaudited) as noted below:

Impact on loss from continuing operations before taxes	Twelve Months Ended	Quarter Ended
(Amounts in millions)	**March 30, 2012**	**March 30, 2012**
Net unfavorable changes in estimated profitability of fixed price contracts[(1)]	$ (231)	$ (99)
Impairments of assets	(156)	(112)
Total	$ (387)	$ (211)

(1) *Fiscal 2012 does not include the contract charge related to the Company's contract with the NHS of $1,485 million (see Note 16).*

Of the total impairments recorded during fiscal 2012, $75 million related to intangible assets, $72 million related to tangible assets and $9 million related to prepaid expenses and other current assets.

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based on management's best knowledge of historical experience, current events, and on various other assumptions that are believed to be reasonable under the circumstances. As a result, actual results could differ from those estimates. Amounts subject to significant judgment and estimates include, but are not limited to, costs to complete fixed price contracts, cash flows used in the evaluation of impairment of goodwill, intangible assets, certain deferred costs, collectability of receivables, reserves for uncertain tax benefits, valuation allowance on deferred tax assets, loss accruals for litigation, pension related liabilities, inputs used for computing stock-based compensation and the fair value of derivative instruments.

Revenue Recognition

The Company's primary service offerings are information technology (IT) outsourcing and IT and other professional services. For arrangements that include multiple deliverables, revenue recognition involves the identification of separate units of accounting and allocation of the consideration to the units of accounting on the basis of their relative selling price. Revenue under such contracts is recognized based upon the levels of services delivered in the periods in which they are provided. Upfront fees for set up activities are deferred and recognized ratably over the period of performance. Costs are expensed as incurred except for direct and incremental set-up costs that are capitalized and amortized over the life of the agreement (see Outsourcing Contract Costs below).

The Company provides these services under time and materials, cost-reimbursable, unit-price and fixed-price contracts. Except as described below for certain fixed price contracts, revenues are recognized when persuasive evidence of an arrangement exists, services or products have been provided to the client, the sales price is fixed or determinable, and collectability is reasonably assured.

For time and materials contracts, revenue is recorded at agreed-upon billing rates at the time services are provided.

For cost-reimbursable contracts, revenue is recorded at the time costs are incurred and associated fees are recognized when probable and estimable by applying an estimated factor to costs as incurred, such factor being determined by the contract provisions and prior experience.

Revenue is recognized on unit-price contracts based on unit metrics times the agreed upon contract unit price or when services are delivered.

Revenue on eligible fixed price contracts is recognized on the basis of the estimated percentage-of-completion. Eligible contracts include certain software development projects and fixed price arrangements with the U.S. federal government. Currently, approximately 7.8% percent of the Company's revenues are recognized under this method. Progress towards completion is measured based on achievement of specified contract milestones, costs incurred as a proportion of estimated total costs, or other measures of progress when available. Profit in a given period is reported at the expected profit margin to be achieved on the overall contract. This method can result in the recognition of unbilled receivables or the deferral of costs or profit on these contracts. Management regularly reviews project profitability and underlying estimates. Revisions to the estimates at completion are reflected in results of operations as a change in accounting estimate in the period in which the facts that give rise to the revision become known by management. Provisions for estimated losses, if any, are recognized in the period in which the loss becomes evident. The provision includes estimated costs in excess of estimated revenue and any profit margin previously recognized. Loss (income) from continuing operations, before taxes, included the following adjustments on long term contracts accounted for under the percentage-of-completion method for the fiscal years presented:

	Twelve Months Ended		
(Amounts in millions)	March 30, 2012	April 1, 2011	April 2, 2010
Gross favorable	$ 58	$ 53	$ 44
Gross unfavorable [(1)]	(289)	(130)	(4)
Total net adjustments	$ (231)	$ (77)	$ 40

[(1)] *Fiscal 2012 does not include the contract charge related to the Company's contract with the NHS of $1,485 million (see Note 16).*

The sale of proprietary software typically includes multiple deliverables such as a license to use the software, post contract customer support, and services. Revenue is allocated to the undelivered elements equal to their vendor-specific objective evidence of fair value with the remainder allocated to the delivered software license element. Vendor-specific objective evidence of fair value for the undelivered elements is determined based on the price charged where each deliverable is sold separately. Revenue allocated to each element is recognized when (1) a written contract is executed, (2) the element has been delivered, (3) the fee is fixed or determinable, and (4) collectability is reasonably assured. If significant customization is required, and vendor-specific objective evidence (VSOE) is available to support accounting for the software as a separate unit of account, software revenue is recognized as the related software customization services are performed in accordance with the percentage-of-completion method, utilizing an output method to measure progress to completion or other measures if they represent the best approximation of progress to completion. Costs incurred in connection with sales of proprietary software are expensed as incurred. Client contracts may include the provision of more than one of CSC's services. Accordingly, for applicable arrangements, revenue recognition includes the proper identification of separate units of accounting and the allocation of revenue across all elements based on relative fair values, with proper consideration given to the guidance provided by authoritative literature.

Depreciation and Amortization

The Company's depreciation and amortization policies are as follows:

Property and Equipment:	
Buildings	Up to 40 years
Computers and related equipment	3 to 5 years
Furniture and other equipment	2 to 10 years
Leasehold improvements	Shorter of lease term or useful life
Software	2 to 10 years
Outsourcing contract costs	Contract life, excluding option years
Credit information files	10 to 20 years
Customer related intangibles	Expected customer service life
Acquired contract related intangibles	Contract life and first contract renewal, where applicable

The cost of property and equipment, less applicable residual values, is depreciated using predominately the straight-line method. Depreciation commences when the specific asset is complete, installed and ready for normal use. Depreciation expense for fiscal years 2012, 2011, and 2010 was $763 million, $692 million, and $719 million, respectively.

Software, outsourcing contract costs and credit information files are amortized on a straight-line basis. Acquired contract related and customer related intangible assets are amortized in proportion to estimated undiscounted cash flow over the estimated life of the asset or on a straight line basis if cash flow cannot be reliably estimated.

Software Development Costs

The Company capitalizes costs incurred to develop commercial software products after technological feasibility has been established. Costs incurred to establish technological feasibility are charged to expense as incurred. Enhancements to software products are capitalized where such enhancements extend the life or significantly expand the marketability of the products. Amortization of capitalized software development costs is determined separately for each software product. Annual amortization expense is calculated based on the greater of (a) the ratio of current gross revenues for each product to the total of current anticipated future gross revenues for the product or (b) the straight-line method over the estimated economic life of the product.

Unamortized capitalized software costs associated with commercial software products are regularly evaluated for impairment on a product-by-product basis by a comparison of the unamortized balance to the product's net realizable value. The net realizable value is the estimated future gross revenues from that product reduced by the related estimated future costs. When the unamortized balance exceeds the net realizable value, the unamortized balance is written down to the net realizable value and an impairment charge is recorded.

The Company capitalizes costs incurred to develop internal-use computer software. Internal and external costs incurred in connection with development of upgrades or enhancements that result in additional functionality are also capitalized. These capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Purchased software is capitalized and amortized over the estimated useful life of the software.

Outsourcing Contract Costs

Costs on outsourcing contracts, including costs incurred for bid and proposal activities, are generally expensed as incurred. However, certain costs incurred upon initiation of an outsourcing contract are deferred and expensed over the contract life. These costs represent incremental external costs or certain specific internal costs that are directly related to the contract acquisition or transition activities. Such capitalized costs can be separated into two principal categories: contract acquisition costs and transition/set-up costs. The primary types of costs that may be capitalized include labor and related fringe benefits, subcontractor costs, travel costs, and premiums on asset purchases.

Premiums are amounts paid to customers in excess of the fair market value of assets acquired. Fixed assets acquired in connection with outsourcing transactions are capitalized at fair value and depreciated consistent with fixed asset policies described above. Premiums paid are capitalized as outsourcing contract costs and amortized over the contract life. The amortization of outsourcing contract cost premiums is accounted for as a reduction in revenue. The second principal category of capitalized outsourcing costs is transition/set-up costs. Such costs are primarily associated with the installation of systems and processes and are amortized over the contract life.

In the event indications exist that an outsourcing contract cost balance related to a particular contract may be impaired, undiscounted estimated cash flows of the contract are projected over its remaining term and compared to the associated long-lived asset group including the unamortized outsourcing contract cost balance. If the projected cash flows are not adequate to recover the unamortized cost balance of the asset group, the balance would be adjusted based on the fair value of the long-lived assets group in the period such a determination is made. The primary indicator used to determine when impairment testing should be performed is when a contract is materially underperforming, or is expected to materially underperform in the future, as compared to the original bid model or subsequent annual budgets.

Terminations of outsourcing contracts, including transfer of assets either back to the customer or to another IT provider, prior to the end of their committed contract terms, are infrequent due to the complex transition of personnel, assets, methodologies, and processes involved with outsourcing transactions. In the event of an early termination, the Company and the customer, pursuant to certain contractual provisions, engage in discussions to determine the recovery of unamortized contract costs, lost profits, transfer of personnel, rights to implemented systems and processes, as well as other matters.

Stock-Based Compensation

The Company provides different forms of stock-based compensation to its employees and nonemployee directors. For awards settled in shares, the Company recognizes compensation expense based on the grant-date fair value net of estimated forfeitures. For awards settled in cash, the Company recognizes compensation expense based on the fair value at each reporting date net of estimated forfeitures. The Company recognized stock-based compensation expense for fiscal 2012, fiscal 2011, and fiscal 2010 as follows:

	Twelve Months Ended		
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**
Cost of services	$ 15	$ 12	$ 15
Selling, general and administrative	21	44	49
Total	$ 36	$ 56	$ 64
Total, net of tax	$ 23	$ 35	$ 40

The Company's overall stock-based compensation granting practice has not changed year over year, except that with fiscal 2012's long-term incentive program, restricted stock units (RSUs) represent a larger portion of total stock-based compensation awards than in the past. Adjustments for actual and expected achievement of the specified performance criteria for certain performance-based RSUs decreased stock-based compensation expense recognized for fiscal 2012 by $12 million, which is predominantly represented by participants in selling, general and administrative positions. There was a significant decrease in the grant date fair market value for the Company's annual award of stock-based compensation granted in the quarter ended July 1, 2011, which further reduced the stock-based compensation expense for fiscal 2012 in comparison to the prior year. An adjustment to reflect actual forfeiture experience decreased stock-based compensation expense recognized for fiscal 2012 and fiscal 2011 by $5 million and $6 million, respectively. Total stock-based compensation expense for fiscal 2012 was not significantly impacted by the Company CEO's retirement effective March 19, 2012, as the total increase in expense from the accelerated vesting of grants was mostly offset by a decrease in expense due to forfeiture of grants per the succession agreement. The Company periodically evaluates its significant assumptions used in the fair value calculation. Beginning in fiscal 2011, the Company modified certain underlying assumptions in the fair value calculations, which did not have a material impact on the fair value calculations, as described below.

The Company uses the Black-Scholes-Merton model in determining the fair value of options granted. The expected term was calculated based on the Company's historical experience with respect to its stock plan activity in combination with an estimate of when vested and unexercised option shares will be exercised. The Company determined separate assumptions for the expected term of options granted based on two separate job tier classifications which had distinct historical exercise behavior. This resulted in separate fair value calculations by job tier. The risk-free interest rate was based on the zero coupon interest rate of U.S. government issued Treasury strips with a period commensurate with the expected term of the options. In determining the overall risk-free interest rate for fiscal 2012, a range of interest rates from 0.86% to 2.35% was applied depending on the expected life of the grant The Company continued to base expected volatility on a blended approach using an equal weighting of implied volatility and historical volatility. However, beginning with the first quarter of fiscal 2011, the historical volatility calculation was based on the Company's seven-year historical daily closing price, rather than the ten-year historical used in prior periods, in order to bring this factor more closely into alignment with the expected term of the stock options. The range of volatility used for fiscal 2012 was 29% to 45%. The dividend yield assumption was added concurrent with the introduction of a cash dividend in fiscal 2011 and is based on the respective fiscal year dividend payouts. Forfeitures are estimated based on historical experience, and in addition, an adjustment was made in fiscal 2012 to reflect actual forfeiture experience as discussed above.

The weighted average grant date fair values of stock options granted during fiscal 2012, fiscal 2011, and fiscal 2010 were $10.17, $12.95, and $15.15 per share, respectively. In calculating the compensation expense for its stock incentive plans, the Company used the following weighted average assumptions:

	Fiscal Year		
	2012	2011	2010
Risk-free interest rate	1.80%	2.37%	2.20%
Expected volatility	31%	28%	41%
Expected term (in years)	6.11	5.85	4.14
Dividend yield	1.79%	1.17%	—

During fiscal 2012, fiscal 2011, and fiscal 2010, the Company's actual tax benefit realized for tax deductions from exercising stock options was of $7 million, $11 million, and $13 million, respectively, and an excess tax benefit of $2 million, $6 million, and $9 million, respectively, related to all of its stock incentive plans.

Acquisition Accounting and Goodwill

Under acquisition accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based upon their respective fair market values, with the excess recorded as goodwill. Goodwill is assessed for impairment at least annually or more frequently for each reporting unit if indicators of impairment exist (see Notes 4 and 9). Acquisition-related costs are expensed in the periods in which the costs are incurred, and the results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

Fair Value

The Company uses the fair value measurement guidance to value certain of its assets and liabilities. Under this guidance, assets and liabilities are required to be valued based on assumptions used by a market participant, consistent with the following hierarchy of inputs:

Level 1— Quoted prices unadjusted for identical assets or liabilities in an active market.

Level 2— Inputs other than quoted prices that are observable, either directly or indirectly, for similar assets or liabilities.

Level 3— Unobservable inputs that reflect the entity's own assumptions which market participants would use in pricing the asset or liability.

The assets and liabilities which are valued using the fair value measurement guidance, on a recurring basis, include the Company's money market funds and money market deposits, time deposits, short-term investments, pension assets, and foreign currency derivatives comprised of forward and option contracts. The fair value of the forward contracts is based on quoted prices for similar but not identical derivative financial instruments; as such, the inputs are considered Level 2 inputs. Option contracts are valued using inputs which are based on quoted pricing intervals from external valuation models, which do not involve management judgment and as such, these inputs are considered Level 2 inputs. Certain pension assets are valued using model based pricing methods that use observable market data; as such these inputs are considered Level 2 inputs. There were no significant assets or liabilities measured at fair value on a recurring basis using significant unobservable (Level 3) inputs.

Certain assets and liabilities are measured at fair value on a non-recurring basis. These include acquired assets and liabilities in a business combination, equity method investments, asset retirement obligations, long-lived assets and goodwill, which are recognized at fair value to the extent that they are deemed to be impaired or are classified as long-lived assets held to be disposed of by sale. The fair value in these instances is determined using Level 3 inputs.

Receivables

Receivables consist of amounts billed and currently due from customers, amounts earned but unbilled (including contracts measured under the percentage-of-completion method of accounting), amounts retained by the customer until the completion of a specified contract, completion of government audit activities, negotiation of contract modification, and claims.

Allowances for uncollectible billed trade receivables are estimated based on a combination of write-off history, aging analysis and any specific known collectability issues.

Unbilled amounts under contracts in progress that are recoverable do not have an allowance for credit losses. Adjustments to unbilled amounts under contracts in progress, should they occur, would be recorded as a reduction of revenue.

Valuation of Long-Lived Assets

The Company evaluates the carrying value of long-lived assets to be held and used, other than goodwill and intangible assets with indefinite lives, when events and circumstances indicate a potential impairment. The carrying value of a long-lived asset group is considered to be impaired when the anticipated undiscounted cash flow from such asset group is separately identifiable and is less than its carrying value. In that case, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset group. Fair value is determined primarily using the present value of expected cash flows, in which multiple cash flow scenarios that reflect the range of possible outcomes may be used to estimate fair value. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell.

Income Taxes

Accounting for income taxes requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The Company maintains valuation allowances when, based on the weight of available evidence, it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances from period to period are included in the Company's tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company takes into account such factors as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The Company recognizes uncertain tax positions in the financial statements when it is more likely than not that the tax position will be sustained upon examination. Uncertain tax positions are measured based on the probabilities that the uncertain tax position will be realized upon final settlement (see Note 10).

Cash and Cash Equivalents

The Company considers investments with an original maturity of three months or less to be cash equivalents. The Company's cash equivalents consist of high quality securities issued by a number of institutions having high credit ratings, thereby limiting the Company's exposure to concentrations of credit risk.

Cash Flows

Cash payments for interest on indebtedness and cash payments for taxes on income are as follows:

	Twelve Months Ended		
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**
Interest	$ 177	$ 173	$ 270
Taxes on income, net of refunds	139	219	345

Non-cash investing activities include the following:

	Twelve Months Ended		
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**
Capital expenditures in accounts payable and accrued expenses	$ 47	$ 122	$ 59
Capital expenditures through capital lease obligations	270	289	51
Assets acquired under long-term financing	32	115	—

Non-cash financing activities include common share dividends declared but not yet paid of $31 million.

Foreign Currency

The Company has determined that, generally, the local currency of its foreign affiliates is their functional currency. Accordingly, the assets and liabilities of the foreign affiliates are translated from their respective functional currency to U.S. dollars using year-end exchange rates while the income and expense accounts are translated at the average rates in effect during the year. The resulting translation adjustment is recorded as part of accumulated other comprehensive income (AOCI). The amount of currency translation adjustment included in AOCI, for the years ended March 30, 2012, April 1, 2011 and April 2, 2010, was $(124) million (net of taxes of $1 million), $261 million (net of taxes of $7 million) and $242 million (net of taxes of $19 million), respectively.

To manage the exposure to movements in foreign currency exchange rates, the Company uses foreign currency forward contracts and option contracts (see Note 7). The use of these derivative instruments is intended to offset, to the extent possible, the gains and losses from remeasurement of the Company's foreign currency denominated monetary assets and liabilities. Gains and losses from remeasurement of the Company's foreign currency denominated assets and liabilities, and remeasurement and settlement of the related foreign currency derivatives are recorded in Other (income) expense.

Earnings (Loss) Per Share

Basic earnings (loss) per common share (EPS) are computed using the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect the incremental shares issuable upon the assumed exercise of stock options and equity awards.

	Twelve Months Ended		
(Amounts in millions, except per-share data)	March 30, 2012	April 1, 2011	April 2, 2010
Net (loss) income attributable to CSC common shareholders:			
From continuing operations	$ (4,243)	$ 706	$ 816
From discontinued operations	1	34	1
	$ (4,242)	$ 740	$ 817
Common share information:			
Weighted average common shares outstanding for basic EPS	155.012	154.488	152.462
Dilutive effect of stock options and equity awards	—	2.117	2.292
Shares for diluted earnings (loss) per share	155.012	156.605	154.754
Earnings (loss) per share – basic and diluted:			
Basic EPS:			
Continuing operations	$ (27.38)	$ 4.57	$ 5.35
Discontinued operations	0.01	0.22	0.01
Total	$ (27.37)	$ 4.79	$ 5.36
Diluted EPS:			
Continuing operations	$ (27.38)	$ 4.51	$ 5.27
Discontinued operations	0.01	0.22	0.01
Total	$ (27.37)	$ 4.73	$ 5.28

The computation of diluted earnings (loss) per share for the year ended March 30, 2012, excluded 442,228 and 1,064,959 of stock options and restricted stock units, respectively, whose effect, if included, would have been anti-dilutive due to the Company's net loss. In addition, stock options whose exercise price exceeded the average market price of the Company's common stock, and therefore were anti-dilutive, were excluded from the diluted earnings (loss) per share computation. The number of shares related to such stock options was 17,592,316, 9,431,834, and 10,100,293, for the years ended March 30, 2012, April 1, 2011, and April 2, 2010, respectively.

New Accounting Standards

In May 2011, the FASB issued Accounting Standards Update (ASU) 2011-04, "Fair Value Measurement (Topic 820), Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS." There are few differences between the ASU and its international counterpart, IFRS 13. While the ASU is largely consistent with existing fair value measurement principles in U.S. GAAP, it expands ASC 820's existing disclosure requirements for fair value measurements and makes other amendments. The amendments in the update became effective for fiscal years and interim periods beginning after December 15, 2011.

In November 2010, the FASB issued Accounting Standards Update (ASU) 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts-A Consensus of the FASB Emerging Issues Task Force." The guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. The amendments in the update became effective at the beginning of CSC's fiscal 2012 and did not have a material effect on CSC's Consolidated Financial Statements.

In April 2010, the FASB issued ASU 2010-17, "Milestone Method of Revenue Recognition-A Consensus of the FASB Emerging Issues Task Force." The update establishes a revenue recognition model for contingent consideration that is payable upon achievement of an uncertain event, referred to as a milestone. The statement (1) limits the scope of this Issue to research or development arrangements and (2) requires that certain guidance be met for an entity to apply the milestone method (i.e., record the milestone payment in its entirety in the period received). The guidance in this Issue applies to milestones in multiple deliverable arrangements involving research or development transactions. The amendments in the update became effective at the beginning of CSC's fiscal 2012 and did not have a material effect on CSC's financial statements.

In October 2009, the FASB issued ASU 2009-13, "Multiple-Deliverable Revenue Arrangements-A Consensus of the FASB Emerging Issues Task Force," which amends Topic 605: Revenue Recognition. This update addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. The amendments in the update establish a selling price hierarchy for determining the selling price of a deliverable and eliminate the residual method of allocation. The selling price used for each deliverable is based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. Vendors are required to determine their best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis. The adoption of ASU 2009-13 is applicable only to non-software transactions as software transactions will continue to be accounted for using guidance applicable to software transactions. The Company adopted amendments in the update effective at the beginning of fiscal 2012 on a prospective basis, and they did not have a material effect on CSC's financial statements.

In October 2009, the FASB issued ASU 2009-14, "Certain Revenue Arrangements that include Software Elements-A Consensus of the FASB Emerging Issues Task Force," which amends Topic 985: Software, to exclude from the scope all tangible products containing both software and non-software components that function together to deliver the product's essential functionality. In addition, if the software contained in the tangible product is essential to the tangible product's functionality, the software is excluded from the scope of the software revenue guidance. The Company adopted amendments in the update effective at the beginning of fiscal 2012 on a prospective basis and they did not have a material effect on CSC's financial statements.

Standards Issued But Not Yet Effective

On June 16, 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income,” which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 220 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. On December 23, 2011, the FASB issued ASU 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05,” which defers the requirement under ASU 2011-05 to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income for all periods presented. The amendments in both updates become effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, which will be CSC's fiscal 2013.

On September 15, 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment,” which revises guidance on testing goodwill for impairment. The amendments in the ASU allow an entity the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that it is not more likely than not, then performing the two-step impairment is unnecessary. However, if the entity concludes that fair value is more likely than not less than carrying value, then it is required to perform the first step of the two-step impairment test and calculate the fair value of the reporting unit to compare with the carrying value of the reporting unit as described in ASC 350-20-35-4. The entity may bypass the initial qualitative assessment for any reporting unit in any period and proceed directly to the first step of the two-step impairment test. The entity may resume performing the qualitative assessment in any subsequent period. The amendments in the update become effective for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011, which will be CSC's fiscal 2013, with early adoption permitted. The adoption of this amendment is not expected to have a material effect on CSC's Consolidated Financial Statements.

On December 16, 2011, the FASB issued ASU 2011-11, “Disclosures about Offsetting Assets and Liabilities,” which provides guidance on disclosure of information pertaining to the offsetting (netting) of assets and liabilities in the financial statements. The amendments in this ASU affect all entities that have financial instruments and derivative instruments that are either offset in accordance with either ASC 210-20-45 or ASC 815-10-45, or subject to an enforceable master netting arrangement or similar agreement. ASU 2011-11 amends the existing disclosure requirements on offsetting in ASC 210-20-50 by requiring disclosures relating to gross amounts of recognized assets and liabilities, the amounts that are offset, net amounts presented in the balance sheet, and amounts subject to an enforceable master netting arrangement or similar agreement. The amendments in the update become effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of the amendments of this update is not expected to have a material effect on CSC's Consolidated Financial Statements.

Note 2 – Investigations and Out of Period Adjustments

Summary of Audit Committee and SEC Investigations Related to the Out of Period Adjustments

Background

As previously disclosed in fiscal 2011, the Company initiated an investigation into out of period adjustments resulting from certain accounting errors in our MSS segment, primarily involving accounting irregularities in the Nordic region. Initially, the investigation was conducted by Company personnel, but outside Company counsel and forensic accountants retained by such counsel later assisted in the Company's investigation. On January 28, 2011, the Company was notified by the SEC's Division of Enforcement that it had commenced a formal civil investigation relating to these matters, which investigation has subsequently been expanded to other matters subsequently identified by the SEC, including matters specified in subpoenas issued to the Company from time to time by the SEC's Division of Enforcement as well as matters under investigation by the Audit Committee of the Board of Directors, as further described below. The Company is cooperating in the SEC's investigation.

On May 2, 2011, the Audit Committee commenced an independent investigation into the matters relating to the MSS segment and the Nordic region, matters identified by subpoenas issued by the SEC's Division of Enforcement, and certain other accounting matters identified by the Audit Committee and retained independent counsel to represent CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with such independent investigation. Independent counsel has retained forensic accountants to assist their work. Independent counsel also represents CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with the investigation by the SEC's Division of Enforcement.

The Audit Committee's investigation has been expanded to encompass (i) the Company's operations in Australia, (ii) certain aspects of the Company's accounting practices within its Americas Outsourcing operation, and (iii) certain of the Company's accounting practices that involve the percentage of completion accounting method, including the Company's contract with NHS. In the course of the Audit Committee's expanded investigation, accounting errors and irregularities have been identified. As a result, certain personnel have been reprimanded, suspended, terminated and/or resigned. All of these investigative activities are ongoing.

Any out of period adjustments identified, including items that self corrected within a fiscal year, by the Company to date are hereinafter identified in this Note 2.

The Company believes the SEC also has expanded its investigation into the foregoing areas as well as into certain related disclosure matters. The SEC's investigative activities are ongoing. In addition, the SEC's Division of Corporation Finance has issued comment letters to the Company requesting, among other things, additional information regarding its previously disclosed adjustments in connection with the above-referenced accounting errors, the Company's conclusions relating to materiality of such adjustments, and the Company's analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The Division of Corporation Finance's comment letter process is ongoing, and the Company is continuing to cooperate with that process.

The investigations being conducted by the SEC's Division of Enforcement and the Audit Committee as well as the review of our financial disclosures by the SEC's Division of Corporation Finance are continuing and could identify other accounting errors, irregularities or other areas of review. As a result, we have incurred and will continue to incur significant legal and accounting expenditures, and a significant amount of time of our senior management has been focused on these matters that otherwise would have been focused on the growth of the Company. We are unable to predict how long the Division of Enforcement's and Audit Committee's investigations will continue or whether, at the conclusion of its investigation, the SEC will seek to impose fines or take other actions against us. In addition, we are unable to predict the timing of the completion of the Division of Corporation Finance's review of our financial disclosures or the outcome of such review. Publicity surrounding the foregoing or any enforcement action as a result of the SEC's investigation, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows.

During fiscal 2011, the Company recorded $52 million of pre-tax adjustments that should have been recorded in prior fiscal years. The total out of period adjustments recorded in fiscal 2011 were comprised of $92 million of charges reducing income from continuing operations before taxes originating out of the Company's MSS operations in the Nordic region, and $40 million of adjustments increasing income from continuing operations before taxes, with $36 million of the $40 million within MSS.

The Company recorded $79 million of out of period adjustments in fiscal 2012, which included $13 million of charges in the Nordic region, $23 million of charges in the Company's operations in Australia, and $25 million of charges originating from the NHS contract in the Company's BSS segment. Additionally, $16 million and $2 million of charges were recorded in the NPS segment and other operations of the Company, respectively. The fiscal 2012 out of period adjustments primarily related to the Company's MSS and BSS segments, with $37 million and $26 million within MSS and BSS, respectively.

Certain additional items have been identified but not yet recorded related to the NHS contract that could have an effect on the amount and the allocation of the out of period adjustments for fiscal 2012 and prior fiscal years. Management does not believe that the effect of these additional items is material to the Company's financial statements. However, the investigation into these additional items is ongoing, and the amount could change and the allocation across years is likely to change.

The rollover impact on income (loss) from continuing operations before taxes of the recorded out of period adjustments is attributable to the following prior fiscal years:

	Increase/(Decrease)		
(Amounts in millions)	Fiscal 2011 Adjustments	Fiscal 2012 Adjustments	Total Adjustments
Fiscal 2012	$ —	$ 79	$ 79
Fiscal 2011	52	(29)	23
Fiscal 2010	(48)	(9)	(57)
Fiscal 2009 (unaudited)	(3)	(27)	(30)
Prior fiscal years (unaudited)	(1)	(14)	(15)

Nordic Region

As noted above, during fiscal 2011, the Company commenced an investigation into accounting irregularities in the Nordic Region. Based upon the Company's investigation, review of the underlying documentation for certain transactions and balances, review of contract documentation and discussions with Nordic personnel, the Company attributes the majority of the $92 million pre-tax adjustments recorded in the Nordic region in fiscal 2011 to accounting irregularities arising from suspected intentional misconduct by certain former employees in our Danish subsidiaries. The Company attributes the $13 million in pre-tax adjustments recorded in the Nordic region in fiscal 2012 to miscellaneous errors and not to any accounting irregularities or intentional misconduct other than a $1 million operating lease adjustment noted in the first quarter of fiscal 2012 which was a refinement of an error previously corrected and reported in fiscal 2011.

Australia

In the course of the Australia investigation initiated in fiscal 2012, accounting errors and irregularities have been identified. As a result, certain personnel in Australia have been reprimanded, suspended, terminated and/or resigned. Based upon the information developed to date, and the Company's assessment of the same, the Company has identified and recorded during fiscal 2012, $23 million of adjustments reducing income from continuing operations before taxes relating to its operations in Australia. Such adjustments have been categorized as either intentional accounting irregularities ("intentional irregularities") or other accounting errors ("Other Errors"). Other accounting errors include both unintentional errors and errors for which the categorization is unclear. The categorizations were provided to the Company through the independent investigation. The impact of the adjustments on income (loss) from continuing operations before taxes is attributable to the following prior fiscal years:

	Increase/(Decrease)				
(Amounts in millions)	FY08 & Prior (unaudited)	FY09 (unaudited)	FY10	FY11	Total
Intentional irregularities	$ 10	$ (7)	$ (4)	$ 1	$ —
Other Errors	(7)	(16)	3	(3)	(23)
	$ 3	$ (23)	$ (1)	$ (2)	$ (23)

Americas Outsourcing

In the course of the independent investigation of Americas Outsourcing accounting practices, accounting conventions used by Americas Outsourcing relating to intraperiod cost allocations were determined to be unintentional accounting errors. The errors did not have an impact on a fiscal year basis. The Company also determined that other operating units employed similar practices and made necessary corrections. The Company has determined that the impact of these corrections was not material on any fiscal year.

In addition to the adjustments discussed above, a $1 million out of period adjustment related to an understatement of a fiscal 2011 management incentive compensation expense disclosed in the first quarter of fiscal 2012 has been determined by the Company to be a $3 million out of period adjustment as a result of the investigation. This item included multiple components, a portion of which the Company previously considered not to be related to out of period errors. Based on the results of the independent investigation, the Company now attributes these adjustments to Other Errors, which include both unintentional errors and errors for which the categorization is unclear.

NHS

In fiscal 2012, $25 million of out of period adjustments reducing income from continuing operations related to the Company's NHS contract were identified and recorded. During the course of the investigation in fiscal 2012 of the percentage of completion accounting method used on the Company's NHS contract, certain accounting errors were identified related to costs incurred under the contract, which resulted in errors in the recognition of income from continuing operations that would have reduced by approximately $24 million the $1.5 billion write-off recorded by the Company in the third quarter of fiscal 2012. Although the Company has concluded that these errors do not appear to have any impact on amounts charged to the NHS, the errors have impacted the operating income recognized on the NHS contract. The exclusion of certain costs incurred under the contract caused the estimated margin at completion, which determines the operating income that is booked when revenue milestones are achieved, to be overstated. Although the Company has concluded that there is no cumulative impact as a result of the $1.5 billion charge relating to the NHS contract recorded as of December 30, 2011, operating income from fiscal year 2007 through and including fiscal 2011 has been overstated by a total of approximately $24 million and, therefore, the charge taken by the Company as of December 30, 2011 was overstated by approximately the same amount.

Certain additional items have been identified but not yet recorded related to the NHS contract that could have an effect on the amount and the allocation of the out of period adjustments for fiscal 2012 and prior fiscal years. Management does not believe that the effect of these additional items is material to the Company's financial statements. However, the investigation into these additional items is ongoing, and the amount could change and the allocation across years is likely to change.

Certain CSC finance employees based in the United Kingdom were aware prior to fiscal 2012 of the aforementioned errors, but those employees failed to appropriately correct the errors. Therefore, the Company has classified these errors as intentional. Such categorization was provided to the Company through the independent investigation. As a result, certain personnel have been suspended and additional disciplinary actions are being considered.

In addition to the NHS accounting errors discussed above, the Company identified and recorded a $1 million adjustment in fiscal 2012 to write off contract acquisition costs that were inappropriately capitalized in fiscal year 2008. The Company has classified this error as unintentional.

The investigation also identified a transaction which was treated as a cost item but should have been treated as a reduction in revenue. This has resulted in an overstatement of revenue and an overstatement of operating costs from fiscal 2008 to fiscal 2012 of $6 million.

The impact on income (loss) from continuing operations before taxes of the $25 million of out of period adjustments identified in fiscal 2012 related to the Company's NHS contract is attributable to the following prior fiscal years:

(Amounts in millions)	Increase/(Decrease)
Fiscal 2011	$ (8)
Fiscal 2010	(4)
Fiscal 2009 (unaudited)	(3)
Prior fiscal years (unaudited)	(10)

Fiscal 2012 Financial Impact Summary

As noted above, during fiscal 2012, the Company recorded various pre-tax adjustments reducing income from continuing operations before taxes by $79 million ($63 million, net of tax), that should have been recorded in prior fiscal years. The out of period adjustments recorded in fiscal 2012 were comprised principally of $13 million of charges in the Nordic region, $23 million of charges in the Company's operations in Australia, $25 million of charges originating from the NHS contract in the Company's BSS segment and $16 million in the NPS segment. The NPS adjustments were identified by the Company and were primarily related to percentage of completion accounting adjustments.

Certain additional items have been identified but not yet recorded related to the NHS contract that could have an effect on the amount and the allocation of the out of period adjustments for fiscal 2012 and prior years. Management does not believe that the effect of these additional items is material to the Company's financial statements. However, the investigation into these additional items is ongoing, and the amount could change and the allocation across years is likely to change.

The following table summarizes the cumulative effect on net income (loss) attributable to CSC common shareholders of the consolidated out of period adjustments recorded during fiscal 2012. Certain adjustments reflected below only impacted quarters (unaudited) within the annual period.

	Quarter Ended				
(Amounts in millions)	July 1, 2011	September 30, 2011	December 30, 2011	March 30, 2012	Total
Nordics adjustments	$ 4	$ 6	$ 2	$ 1	$ 13
Australia adjustments	—	21	2	—	23
NHS adjustments	—	(1)	28	(2)	25
NPS adjustments	3	—	(4)	17	16
Other adjustments	2	(7)	6	1	2
Effect on income from continuing operations before taxes	9	19	34	17	79
Taxes on income	(2)	(4)	(2)	(8)	(16)
Other income tax adjustments	1	14	(10)	(5)	—
Effect on net income attributable to CSC common shareholders	$ 8	$ 29	$ 22	$ 4	$ 63

The pre-tax out of period adjustments recorded by the Company during fiscal 2012 are related to the following consolidated balance sheet line items as of March 30, 2012:

- Property and equipment ($32 million decrease)
- Prepaid expenses and other current assets ($4 million decrease)
- Accounts receivable ($24 million decrease)
- Accrued expenses and other current liabilities ($19 million increase)

The following table summarizes the cumulative effect on fiscal 2012 of the net income (loss) attributable to CSC common shareholders of the consolidated out of period adjustments recorded in fiscal 2012. Certain adjustments reflected below only impacted quarters (unaudited) within the annual period.

	Quarter Ended				
(Amounts in millions)	**July 1, 2011**	**September 30, 2011**	**December 30, 2011**	**March 30, 2012**	**Total**
Operating costs inappropriately capitalized	$ 1	$ —	$ —	$ —	$ 1
Misapplication of US GAAP	1	(1)	2	(1)	1
Miscellaneous errors	2	7	—	2	11
Total Nordic adjustments	4	6	2	1	13
Operating costs inappropriately capitalized	—	11	—	—	11
Misapplication of US GAAP	—	8	—	1	9
Miscellaneous errors	—	2	2	(1)	3
Total Australia adjustments	—	21	2	—	23
NHS adjustments	—	(1)	28	(2)	25
NPS adjustments	3	—	(4)	17	16
Other adjustments	2	(7)	6	1	2
Effect on income from continuing operations before taxes	9	19	34	17	79
Taxes on income	(2)	(4)	(2)	(8)	(16)
Other income tax adjustments	1	14	(10)	(5)	—
Effect on net income attributable to CSC common shareholders	$ 8	$ 29	$ 22	$ 4	$ 63

The select line items of the Consolidated Statement of Operations for the twelve months ended March 30, 2012, impacted by the consolidated out of period adjustments under the rollover method are shown below.

(Amounts in millions, except per share amounts)	Twelve Months Ended March 30, 2012 As Reported	Adjustments Increase/ (Decrease)	Amount Adjusted for Removal of Errors
Revenue	$ 15,877	$ 27	$ 15,904
Costs of services (excludes depreciation and amortization, contract charge, settlement charge, and restructuring costs)	13,406	(32)	13,374
Cost of services – specified contract charge (excludes amount charged to revenue of $204)	1,281	(18)	1,263
Selling, general and administrative	1,141	1	1,142
Depreciation and amortization	1,152	(2)	1,150
Interest expense	176	(3)	173
Other (income) expense	(6)	2	(4)
(Loss) income from continuing operations before taxes	(4,347)	79	(4,268)
Taxes on income	(121)	16	(105)
(Loss) income from continuing operations	(4,226)	63	(4,163)
Income from discontinued operations, net of taxes	1	—	1
Net (loss) income attributable to CSC common shareholders	(4,242)	63	(4,179)
EPS – Diluted			
Continuing operations	$ (27.38)	$ 0.41	$ (26.97)
Discontinued operations	0.01	—	0.01
Total	$ (27.37)	$ 0.41	$ (26.96)

The Company has determined that the impact of the consolidated Australia, Nordic, NHS and other out of period adjustments recorded in fiscal 2012 is immaterial to the consolidated results, financial position and cash flows for fiscal 2012 and prior years. Consequently, the cumulative effect of these adjustments was recorded during fiscal 2012.

Effect of Adjustments on Prior Year Financial Statements

As noted above, during fiscal 2011, the Company recorded $52 million of pre-tax adjustments that should have been recorded in prior fiscal years. The total out of period adjustments recorded in fiscal 2011 were comprised of $92 million of charges reducing income from continuing operations before taxes originating out of the Company's MSS operations in the Nordic region, and $40 million of adjustments increasing income from continuing operations before taxes, with $36 million of the $40 million within MSS. Based upon the Company's investigation, review of the underlying documentation for certain transactions and balances, review of contract documentation and discussions with Nordic personnel, the Company attributes the majority of the out of period adjustments identified and recorded in the Nordic region in fiscal 2011 to accounting irregularities arising from suspected intentional misconduct by certain former employees in our Danish subsidiaries. These accounting irregularities included the inappropriate capitalization of operating costs, the misapplication of US GAAP and miscellaneous errors.

The following table summarizes the cumulative effect on fiscal 2011 of the net income attributable to CSC common shareholders of the consolidated out of period adjustments recorded during fiscal 2011 and 2012. Certain adjustments reflected below only impacted quarters (unaudited) within the annual period.

	Quarter Ended				
(Amounts in millions)	July 2, 2010	October 1, 2010	December 31, 2010	April 1, 2011	Total
Operating costs inappropriately capitalized	$ 15	$ 38	$ 8	$ 6	$ 67
Misapplication of US GAAP	4	3	6	(1)	12
Miscellaneous errors	1	(1)	9	(2)	7
Total Nordic adjustments	20	40	23	3	86
Operating costs inappropriately capitalized	—	(1)	(1)	—	(2)
Misapplication of US GAAP	—	1	3	(1)	3
Miscellaneous errors	(4)	5	(2)	(3)	(4)
Total Australia adjustments	(4)	5	—	(4)	(3)
NHS adjustments	—	(1)	(2)	(5)	(8)
NPS adjustments	4	2	(10)	(7)	(11)
Other adjustments	(8)	(6)	(16)	(11)	(41)
Effect on income from continuing operations before taxes	12	40	(5)	(24)	23
Taxes on income	2	—	8	9	19
Other income tax adjustments	(1)	(13)	(6)	17	(3)
Effect on net income attributable to CSC common shareholders	$ 13	$ 27	$ (3)	$ 2	$ 39

The $65 million of out of period adjustments for inappropriately capitalized costs are related to the following consolidated balance sheet line items:

- Outsourcing contract costs ($12 million decrease)
- Prepaid expenses and other current assets ($35 million decrease)
- Accounts receivable and other current assets ($4 million decrease)
- Property and equipment ($13 million decrease)
- Accrued expenses ($1 million increase)

The select line items of the Consolidated Statement of Operations for fiscal 2011 and fiscal 2010 impacted by the out of period adjustments, including those identified in fiscal 2012 under the rollover method are shown below.

	Twelve Months Ended April 1, 2011		
(Amounts in millions, except per share amounts)	As Reported	Adjustments Increase/ (Decrease)	Amount Adjusted for Removal of Errors
Revenue	$ 16,042	$ 18	$ 16,060
Costs of services (excludes depreciation and amortization)	12,925	(8)	12,917
Selling, general and administrative	965	—	965
Depreciation and amortization	1,073	3	1,076
Interest expense	168	—	168
Other (income) expense	(20)	—	(20)
Income from continuing operations before taxes	968	23	991
Taxes on income	243	(16)	227
Income from continuing operations	725	39	764
Income from discontinued operations, net of taxes	34	—	34
Net income attributable to CSC common shareholders	740	39	779
EPS – Diluted			
Continuing operations	$ 4.51	$ 0.25	$ 4.76
Discontinued operations	0.22	—	0.22
Total	$ 4.73	$ 0.25	$ 4.98

	Twelve Months Ended April 2, 2010		
(Amounts in millions, except per share amounts)	As Reported	Adjustments Increase/ (Decrease)	Amount Adjusted for Removal of Errors
Revenue	$ 15,921	$ (26)	$ 15,895
Costs of services (excludes depreciation and amortization)	12,618	32	12,650
Selling, general and administrative	981	(2)	979
Depreciation and amortization	1,095	(1)	1,094
Interest expense	252	2	254
Other (income) expense	(20)	—	(20)
Income from continuing operations before taxes	1,022	(57)	965
Taxes on income	192	(2)	190
Income from continuing operations	830	(55)	775
Income from discontinued operations, net of taxes	4	—	4
Net income attributable to CSC common shareholders	817	(55)	762
EPS – Diluted			
Continuing operations	$ 5.27	$ (0.36)	$ 4.91
Discontinued operations	0.01	—	0.01
Total	$ 5.28	$ (0.36)	$ 4.92

The Company has determined that the net impact of the recorded out of period adjustments was immaterial to the consolidated results, financial position and cash flows for fiscal 2011. Consequently, the cumulative effect of these adjustments was recorded during fiscal 2011.

Note 3 – Discontinued Operations

During fiscal 2012, CSC recorded a pre-tax loss from discontinued operations of $2 million ($1 million, net of tax) to reflect the true up of working capital and capital expenditures in accordance with the purchase agreement of the fourth quarter fiscal 2011 divestiture discussed below. In fiscal 2012, CSC also recorded a $3 million adjustment to the taxes on gain on discontinued operations recorded in fiscal 2011. The adjustment reflects a change in the estimated tax provisions made in fiscal 2011.

During fiscal 2011, CSC completed the divestiture of two businesses within its NPS segment whose ultimate customer is the U.S. federal government. One divestiture was in the second quarter for cash consideration of $56 million, and the other during the fourth quarter for cash consideration of $65 million, of which $63 million was received in fiscal 2011 and the remaining $2 million was collected in fiscal 2012. Both of the divestitures were driven by the Governmental Organizational Conflict of Interest concerns. The divestitures resulted in total pre-tax gains of $59 million (after-tax gains of approximately $28 million) representing the excess of the proceeds over the carrying value of the net assets of the divested businesses (which included current assets of $38 million, property and equipment and other long-lived assets of $8 million, goodwill of $23 million, liabilities of $12 million), net of transaction costs of $5 million.

During the second quarter of fiscal 2010, CSC sold a Hong Kong value-added reseller business within its BSS segment for consideration of $34 million. The divestiture resulted in a total pre-tax gain of $1 million.

Following is the summary of the results of the discontinued operations:

	Twelve Months Ended		
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**
Operations			
Revenue	$ —	$ 102	$ 207
Income from discontinued operations, before taxes	—	10	16
Taxes on income	—	(4)	(6)
Net income from discontinued operations	—	6	10
Disposal			
(Loss) gain on disposition, before taxes	$ (2)	$ 59	$ 1
Tax benefit (expense) on income	3	(31)	(7)
Gain (loss) on disposition, net of taxes	1	28	(6)
Income from discontinued operations, net of taxes	$ 1	$ 34	$ 4

The higher effective tax rate for gain on sale of discontinued operations is primarily driven by non-deductible tax goodwill associated with the sale of an NPS business in fiscal 2011 and foreign income inclusions in U.S. income related to the sale of a Hong Kong business in fiscal 2010.

Note 4 – Acquisitions

iSOFT Acquisition

On July 29, 2011, CSC completed the acquisition of iSOFT Group Limited (iSOFT), a publicly-held company listed on the Australian Securities Exchange. iSOFT is a global healthcare information technology company providing advanced application solutions principally to secondary care providers across both the public and private sectors. The acquisition complements and strengthens CSC's software products, healthcare integration and services portfolio, and its healthcare research and development capabilities.

CSC acquired all of the outstanding shares in iSOFT for cash consideration of $200 million and the assumption of debt of $315 million, of which $298 million was repaid immediately after the acquisition. The acquisition was funded through CSC's existing cash balances. Acquisition costs recorded during the twelve months ended March 30, 2012 were $11 million and are included in the selling, general and administrative expenses in the Company's Consolidated Statement of

Operations for the twelve months ended March 30, 2012.

Prior to the acquisition, the Company and iSOFT had a subcontracting agreement related to the development and delivery of software and IT services under the Company's NHS contract. The agreement was effectively settled upon the completion of the acquisition. The Company evaluated whether any settlement gain or loss arose due to the settlement of the pre-existing relationship, and determined that the subcontract was at market and no settlement gain or loss was recognized.

The results of iSOFT have been included in the Company's consolidated financial statements from the date of acquisition within its Business Solutions and Services (BSS) segment. For the twelve months ended March 30, 2012, iSOFT contributed revenues of $139 million and an operating loss of $93 million, including the effect of purchase accounting adjustments, primarily relating to amortization of intangibles. The operating loss was offset by currency gains of $18 million, resulting in an effective loss of $75 million before interest and taxes. The currency gains, which resulted from unhedged inter-company loans, are included in other income. The following unaudited pro forma summary presents consolidated information of the Company as if the acquisition of iSOFT had occurred on April 3, 2010 for all periods presented:

	As Reported		Pro Forma	
	Twelve Months Ended		Twelve Months Ended	
(Amounts in millions, except per-share data)	**March 30, 2012**	**April 1, 2011**	**March 30, 2012**	**April 1, 2011**
Revenue	$ 15,877	$ 16,042	$ 15,955	$ 16,236
Net (loss) income attributable to CSC common shareholders	(4,242)	740	(4,344)	618
Basic EPS	$ (27.37)	$ 4.79	$ (28.02)	$ 4.00
Diluted EPS	(27.37)	4.73	(28.02)	3.95

The pro forma financial information above is not indicative of the results that would have actually been obtained if the acquisition had occurred on April 3, 2010, or that may be obtained in the future. No effect has been given to cost reductions or operating synergies relating to the integration of iSOFT in the Company's operations. The information for the twelve months ended March 30, 2012 has been adjusted to exclude $37 million of goodwill impairment recorded by iSOFT in June 2011, and the twelve months ended April 1, 2011 information has been adjusted to exclude $290 million of goodwill impairment recorded by iSOFT in June 2010. Additionally, the twelve months ended March 30, 2012 information has been adjusted to exclude the transaction costs of $11 million, and the twelve months ended April 1, 2011 information has been adjusted to include the transaction costs of $11 million.

The fair values of the assets acquired and liabilities assumed at the date of acquisition, including adjustments to the valuation of net assets acquired based on additional information that became available since the date of acquisition, are summarized as follows:

(Amounts in millions)		Estimated Fair Value
Cash and cash equivalents	$	26
Trade and other receivables		114
Other current assets		14
Deferred tax assets		12
Intangible assets		198
Property and equipment		21
Other non-current assets		3
Trade payables and accrued expenses		(62)
Deferred revenue		(54)
Debt		(315)
Deferred taxes, uncertain tax positions, and other long-term liabilities		(59)
Total identifiable net assets acquired		(102)
Goodwill		302
Total cash purchase price	$	200

As of the acquisition date, the fair value of receivables approximated book value, which included billed and unbilled receivables and the historical allowance for uncollectible amounts of $10 million.

The components of the intangible assets acquired and their respective estimated useful lives are as follows:

(Amounts in millions)		Estimated Fair Value	Estimated Useful Lives (Years)
Customer relationships	$	92	10-13
Software		102	2-7
Trade names		4	1
Total intangible assets	$	198	

The entire amount of goodwill is associated with the Company's BSS segment, and is attributable to expected increases in the Company's market capabilities, synergies from combining operations, and the value of the acquired workforce. Of the estimated total goodwill, $71 million is estimated to be tax deductible.

AppLabs Acquisition

On September 13, 2011, CSC acquired AppLabs Technologies Private Limited (AppLabs), a Company headquartered in India which significantly enhances CSC's capabilities in application testing services as well as shortening time-to-market. The AppLabs acquisition will complement CSC's expertise in financial services, healthcare, manufacturing, chemical, energy and natural resources and technology and consumer verticals.

CSC acquired all outstanding shares of AppLabs for cash consideration of $171 million, which was funded through CSC's existing cash balances.

The results of AppLabs have been included in the Company's consolidated financial statements from the date of acquisition. For the twelve months ended March 30, 2012, AppLabs contributed revenues of $60 million and net income of $2 million, including the effect of purchase accounting adjustments, primarily relating to amortization of intangibles. The pro forma financial information for this acquisition is not presented as this acquisition is not material to CSC's consolidated results.

The fair values of the assets acquired and liabilities assumed at the date of acquisition, including adjustments to the valuation of net assets acquired based on additional information that became available since the date of acquisition, are summarized as follows:

(Amounts in millions)		Estimated Fair Value
Cash and cash equivalents	$	4
Trade receivables		20
Other current assets		8
Intangible assets		26
Property and equipment		4
Trade payables and accrued expenses		(26)
Deferred taxes and uncertain tax positions		(20)
Other liabilities		(2)
Total identifiable net assets acquired		14
Goodwill		157
Total purchase price	$	171

As of the acquisition date, the fair value of trade receivables approximated book value and was considered fully recoverable.

The components of the intangible assets acquired and their respective estimated useful lives are as follows:

(Amounts in millions)		Estimated Fair Value	Estimated Useful Lives (Years)
Customer relationships	$	25	2-8
Software		1	1-5
Total intangible assets	$	26	

The entire amount of goodwill is associated with the Company's Managed Services Sector (MSS) segment and is attributable to expected increases in the Company's market capabilities and the value of the acquired workforce. None of the goodwill is expected to be tax deductible.

Other Acquisitions

During fiscal 2012, CSC also acquired two small privately-held entities for $28 million in all-cash transactions plus additional consideration of up to $2 million contingent on achievement of agreed revenue targets for future periods through the end of May 2014. The acquisitions will enhance CSC's offerings in the healthcare information technology and financial services industries.

The results of the acquired businesses have been included in the Company's consolidated financial statements from the dates of acquisition. The pro forma financial information for these acquisitions is not presented as these acquisitions, both individually and in the aggregate, are not material to CSC's consolidated results.

The purchase prices were allocated to net assets acquired based on estimates of fair values at the dates of acquisition as: $8 million to current assets, $2 million to property and equipment, $7 million to intangible assets, $6 million to liabilities and $17 million to goodwill. Identified intangible assets consist primarily of customer related intangibles with useful lives of 4-10 years. Of the $17 million goodwill, $14 million is associated with the Company's North American Public Sector (NPS) segment and $3 million with the BSS segment. The $14 million goodwill associated with the NPS segment is expected to be tax deductible.

During fiscal 2011, CSC acquired four privately-held companies for $156 million. Two of the acquisitions are related to CSC's NPS segment and enhance the Company's cyber security, intelligence and analysis capabilities that support the national security and intelligence communities. Two of the acquisitions are related to CSC's BSS segment and augment the Company's healthcare business process outsourcing, software design and development, and our consulting practice within the chemical, energy and natural resources markets. The purchase consideration for the acquisitions was allocated to the assets acquired and liabilities assumed, based on their respective fair values at the date of acquisition. The total purchase consideration was allocated as $17 million to current assets, $5 million to property and equipment and other long term assets, $22 million to customer-related intangible assets, $19 million to other intangible assets, $20 million to liabilities assumed, and $113 million to goodwill. Identified other intangible assets include software, noncompetition agreements, trade names and in-process research and development. The weighted average amortization period for the customer-related intangible assets ranges from seven to ten years, and for other intangible assets it ranges from three to eight years. Of the total goodwill, $72 million is associated with CSC's NPS segment and $41 million with the BSS segment; $69 million of the total goodwill is tax deductible. The aggregate amount of acquisition costs for the transactions amounted to $1 million and was expensed as incurred.

Pro forma financial information is not presented as the impact of these acquisitions was immaterial to CSC's consolidated results.

Note 5 – Receivables

Receivables consist of the following:

(Amounts in millions)	March 30, 2012	April 1, 2011
Billed trade accounts	$ 1,794	$ 2,026
Unbilled recoverable amounts under contracts in progress	1,300	1,521
Other receivables	163	172
Total	$ 3,257	$ 3,719

Unbilled recoverable amounts under contracts in progress generally become billable upon completion of a specified contract, negotiation of contract modifications, completion of government audit activities, achievement of project milestones or upon acceptance by the customer.

Unbilled recoverable amounts under contracts in progress resulting from sales, primarily to the U.S. and other governments, which are expected to be collected after fiscal year 2013 totaled $78 million.

Note 6 – Fair Value

<u>Fair value measurements on a recurring basis</u>

The following table presents the Company's assets and liabilities, excluding pension assets (see Note 12), that are measured at fair value on a recurring basis as of March 30, 2012 and April 1, 2011:

	March 30, 2012							
			Fair Value Hierarchy					
(Amounts in millions)	Fair Value		Level 1		Level 2		Level 3	
Assets:								
Money market funds and money market deposit accounts	$	299	$	299	$	—	$	—
Time deposits		102		102		—		—
Short term investments		6		6		—		—
Derivative assets		12		—		12		—
Total assets	$	419	$	407	$	12	$	—
Liabilities:								
Derivative liabilities	$	14	$	—	$	14	$	—
Total liabilities	$	14	$	—	$	14	$	—

	April 1, 2011							
			Fair Value Hierarchy					
(Amounts in millions)	Fair Value		Level 1		Level 2		Level 3	
Assets:								
Money market funds and money market deposit accounts	$	556	$	556	$	—	$	—
Time deposits		241		241		—		—
Short term investments		10		10		—		—
Derivative assets		9		—		9		—
Total assets	$	816	$	807	$	9	$	—
Liabilities:								
Derivative liabilities	$	4	$	—	$	4	$	—
Total liabilities	$	4	$	—	$	4	$	—

Derivative assets and liabilities include foreign currency forward contracts and currency options. The fair value of foreign currency forward contracts represents the estimated amount required to settle the contracts using current market exchange rates, and is based on the year-end foreign currency exchange rates and forward points. The fair value of currency options is estimated based on external valuation models that use the original strike price, movement and volatility in foreign currency exchange rates, and length of time to expiration as inputs.

The money market funds and deposit accounts and time deposits are included and reported in cash and cash equivalents; short-term investments and derivative assets are included in prepaid expenses and other current assets; and derivative liabilities are included in other accrued expenses. Gains and losses from changes in the fair value of derivative assets and liabilities are included in earnings and reported in other (income) expense.

Fair value measurements on a non-recurring basis

During fiscal 2012, as a result of annual and interim goodwill impairment assessments, goodwill was impaired with a charge of $2,745 million (see Note 9). The remeasurement of goodwill is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using Company-specific information. The Company used the combination of the income and the market approach techniques to measure fair value of the reporting units, and a combination of the income, cost and market approach techniques to determine the fair value of the assets and liabilities comprising reporting units. The fair value adjustment to goodwill was computed as the difference between the fair value of the reporting unit and the fair value of underlying assets and liabilities. The unobservable inputs used to fair value the reporting units were based on Company-specific information such as revenue and cost growth rates, profit margins and discount rates. The unobservable inputs used to fair value the underlying assets and liabilities were also based on Company-specific information such as estimates of revenue and cost growth rates, profit margins, discount rates, cost estimates and guideline transactions data.

Additionally, due to performance issues on certain of its outsourcing contracts, the Company recorded impairment of primarily long-lived assets of $156 million and $23 million for fiscal 2012 and fiscal 2011, respectively. The computation of the fair value of the impaired assets is classified as a Level 3 fair value assessment due to the significance of unobservable inputs developed using Company-specific information. The Company used the income approach technique to fair value the assets. The unobservable inputs used were based on Company specific information and included, primarily, estimates of revenue and cost growth rates, profit margins and discount rates.

Financial Instruments

The carrying amounts of the Company's financial instruments with short-term maturities are deemed to approximate their market values. The carrying amounts of the Company's company-owned-life-insurance policies approximates their fair value. The carrying amount of the Company's long-term debt, excluding capital leases was $1,073 million and $2,068 million and the estimated fair value was $1,190 million and $2,246 million as of March 30, 2012, and April 1, 2011, respectively. The fair value of long-term debt is estimated based on the current interest rates offered to the Company for instruments with similar terms and remaining maturities and are classified as Level 2.

The primary financial instruments which potentially subject the Company to concentrations of credit risk are accounts receivable. The Company's customer base includes Fortune 500 companies, the U.S. federal and other governments and other significant, well-known companies operating in North America, Europe and the Pacific Rim. Credit risk with respect to accounts receivable is minimized because of the nature and diversification of the Company's customer base. Furthermore, the Company continuously reviews its accounts receivables and records provisions for doubtful accounts as needed.

The Company's credit risk is also affected by customers in bankruptcy proceedings; however, because most of these proceedings involve business reorganizations rather than liquidations and the nature of the Company's services are often considered essential to the operational continuity of these customers, the Company is generally able to avoid or mitigate significant adverse financial impact in these cases. As of March 30, 2012, the Company had $16 million of accounts receivable, $11 million of related allowance for doubtful accounts, and $6 million of other assets with customers involved in bankruptcy proceedings.

Note 7 – Foreign Currency Derivative Instruments

As a large global organization, the Company faces exposure to adverse movements in foreign currency exchange rates. During the ordinary course of business, the Company enters into certain contracts denominated in foreign currency. Potential foreign currency exposures arising from these contracts are analyzed during the contract bidding process. The Company generally manages these transactions by incurring costs to service contracts in the same currency in which revenue is received. Short-term contract financing requirements are met by borrowing in the same currency. By generally matching revenues, costs and borrowings to the same currency, the Company has been able to substantially mitigate foreign currency risk to earnings. However, as business practices evolve, the Company is increasing its use of offshore support and is therefore becoming more exposed to currency fluctuations.

The Company established policies and procedures to manage the exposure to fluctuations in foreign currency by using short-term foreign currency forward and option contracts to hedge certain foreign currency assets and liabilities, including intercompany loans, and certain revenues denominated in non-functional currencies. The Company uses these instruments as economic hedges and not for speculative or trading purposes. For accounting purposes, these foreign currency contracts are not designated as hedges, as defined under ASC 815, "Derivatives and Hedging" and all changes in fair value are reported as part of other (income) expense.

The notional amount of the foreign currency forward contracts outstanding as of March 30, 2012 and April 1, 2011 was $2,138 million and $787 million, respectively. The notional amount of option contracts outstanding as of March 30, 2012 and April 1, 2011 was $785 million and $676 million, respectively.

The estimated fair values of the foreign currency derivative assets and liabilities were $12 million and $14 million, respectively, as of March 30, 2012, and $9 million and $4 million, respectively, as of April 1, 2011 (see Note 6).

As a result of the use of derivative instruments, the Company is subject to counterparty credit risks. To mitigate this risk, the Company enters into forward and option contracts with several financial institutions and regularly reviews its credit exposure and the creditworthiness of the counterparties. As of March 30, 2012, there were four counterparties with concentration of credit risk. The maximum amount of loss, based on gross fair value of the foreign currency derivative instruments that the Company could incur, is $11 million.

Note 8 – Intangible Assets

A summary of amortizable intangible assets is as follows:

	As of March 30, 2012		
(Amounts in millions)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Outsourcing contract costs	$ 1,802	$ 1,240	$ 562
Software	2,130	1,481	649
Customer and other intangible assets	599	306	293
Total intangible assets	$ 4,531	$ 3,027	$ 1,504

	As of April 1, 2011		
(Amounts in millions)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Outsourcing contract costs	$ 1,971	$ 1,324	$ 647
Software	1,853	1,291	562
Customer and other intangible assets	436	265	171
Total intangible assets	$ 4,260	$ 2,880	$ 1,380

Amortization expense for the years ended March 30, 2012, April 1, 2011, and April 2, 2010 was $389 million, $381 million, and $375 million, respectively. In addition, the amortization of outsourcing contract cost premium, which is recorded as a reduction of revenue, was $53 million, $63 million, and $59 million, respectively (see Note 1).

Estimated amortization related to intangible assets, including amortization of contract cost premium, as of March 30, 2012, for fiscal 2013 through fiscal 2017, is as follows: $388 million, $327 million, $265 million, $177 million, and $128 million, respectively.

Purchased and internally developed software, net of accumulated amortization, consisted of the following:

(Amounts in millions)	March 30, 2012	April 1, 2011
Purchased software	$ 353	$ 363
Internally developed commercial software	293	191
Internally developed internal-use software	3	8
Total	$ 649	$ 562

Amortization expense related to purchased software was $149 million, $135 million, and $117 million, for the years ended March 30, 2012, April 1, 2011, and April 2, 2010, respectively. Amortization expense related to internally developed commercial software was $47 million, $34 million, and $31 million, for the years ended March 30, 2012, April 1, 2011, and April 2, 2010, respectively. Amortization expense related to internally developed internal-use software was $4 million, $6 million, and $9 million, for the years ended March 30, 2012, April 1, 2011, and April 2, 2010, respectively.

During fiscal 2012, the Company recorded an impairment of $75 million to intangible assets primarily due to performance issues on certain long-term outsourcing contracts within its MSS segment.

Note 9 – Goodwill

The following tables summarize the changes in the carrying amount of goodwill by segment for the years ended March 30, 2012, and April 1, 2011, respectively:

(Amounts in millions)	NPS	MSS	BSS	Total
Goodwill, gross	$ 753	$ 1,965	$ 1,339	$ 4,057
Accumulated impairment losses	—	—	(19)	(19)
Balance as of April 1, 2011, net	753	1,965	1,320	4,038
Additions	15	157	304	476
Foreign currency translation	—	3	(20)	(17)
Other reclassifications	—	96	(96)	—
Impairment losses	—	(2,074)	(671)	(2,745)
Goodwill, gross	768	2,221	1,527	4,516
Accumulated impairment losses	—	(2,074)	(690)	(2,764)
Balance as of March 30, 2012, net	$ 768	$ 147	$ 837	$ 1,752

(Amounts in millions)	NPS	MSS	BSS	Total
Goodwill, gross	$ 694	$ 1,920	$ 1,271	$ 3,885
Accumulated impairment losses	—	—	(19)	(19)
Balance as of April 2, 2010, net	694	1,920	1,252	3,866
Additions	82	—	41	123
Deductions	(23)	—	(2)	(25)
Foreign currency translation	—	45	29	74
Impairment losses	—	—	—	—
Goodwill, gross	753	1,965	1,339	4,057
Accumulated impairment losses	—	—	(19)	(19)
Balance as of April 1, 2011, net	$ 753	$ 1,965	$ 1,320	$ 4,038

The fiscal 2012 additions to goodwill of $476 million consists of $475 million related to acquisition of four new businesses, one in the NPS segment, one in the MSS segment and two in the BSS segment (see Note 4), and $1 million of contingent consideration paid on achievement of agreed revenue targets relating to a fiscal 2009 NPS acquisition. The foreign currency translation amount relates to the impact of currency movements on non-U.S. dollar denominated goodwill balances. The other reclassification relates to goodwill associated with the relative value attributable to MSS of its portion of the NHS contract cash flows. The impairment losses which are discussed further below, include goodwill write-downs in three of the Company's eight reporting units (the level at which goodwill is tested), two of which are in the BSS segment and the third is the MSS segment.

The fiscal 2011 additions to goodwill of $123 million consists of $113 million related to the acquisition of four new businesses, two in the NPS segment and two in the BSS segment, and $10 million of contingent consideration paid in relation to a fiscal 2009 acquisition in the NPS segment (see Note 4). Of the total deduction of $25 million, $23 million relates to the divestiture of two businesses within the NPS segment (see Note 3).

The Company tests goodwill for impairment on an annual basis, as of the first day of the second fiscal quarter, and between annual tests if an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A significant amount of judgment is involved in determining if an indicator of impairment has occurred between annual testing dates. Such indicators may include: a significant decline in expected future cash flows; a significant adverse change in legal factors or in the business climate; unanticipated competition; and the testing for recoverability of a significant asset group within a reporting unit.

The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. If the reporting unit's fair value exceeds its carrying value, no further procedures are required. However, if a reporting unit's fair value is less than its carrying value, an impairment of goodwill may exist, requiring a second step to measure the amount of impairment loss. In this step, the reporting unit's fair value is allocated to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis to calculate the implied fair value of goodwill in the same manner as if the reporting unit was being acquired in a business acquisition. If the implied fair value of goodwill is less than the recorded goodwill, an impairment charge is recorded for the difference.

The Company estimates the fair value of each reporting unit using a combination of the income approach and the market approach. The income approach incorporates the use of a discounted cash flow method in which the estimated future cash flows and terminal values for each reporting unit are discounted to a present value using a discount rate. Cash flow projections are based on management's estimates of economic and market conditions which drive key assumptions of revenue growth rates, operating margins, capital expenditures and working capital requirements. The discount rate in turn is based on the specific risk characteristics of each reporting unit, the weighted average cost of capital and its underlying forecast. The market approach estimates fair value by applying performance metric multiples to the reporting unit's prior and expected operating performance. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics as the reporting unit. If the fair value of the reporting unit derived using the income approach is significantly different from the fair value estimate using the market approach, the Company reevaluates its assumptions used in the two models. The fair values determined by the market approach and income approach, as described above, are weighted to determine the fair value for each reporting unit. The weighted values assigned to each reporting unit are primarily driven by two factors: 1) the number of comparable publicly traded companies used in the market approach, and 2) the similarity of the operating and investment characteristics of the reporting units to the comparable publicly traded companies used in the market approach.

In order to assess the reasonableness of the calculated reporting unit fair values, the Company also compares the sum of the reporting units' fair values to the Company's market capitalization (per share stock price times number of shares outstanding) and calculates an implied control premium (the excess of the sum of the reporting units' fair values over the market capitalization). The Company evaluates the reasonableness of the control premium by comparing it to control premiums of recent comparable transactions. If the implied control premium is not reasonable in light of these recent transactions, the Company will reevaluate its fair value estimates of the reporting units by adjusting the discount rates and/or other assumptions. As a result, when CSC's stock price is low, this reevaluation can result in lower estimated fair values of the reporting units.

The Company initiated its annual goodwill analysis in the second quarter of fiscal 2012 and concluded that fair value was below carrying value for three reporting units: Managed Services Sector (MSS), Global Business Solutions (BSS-GBS) and the Healthcare Group (BSS-Health). Management believed that the decline in the estimated fair values of these reporting units during the second quarter was a result of a number of factors, including: the significant decline in the Company's overall stock price over the first six months of fiscal 2012; an overall decline in the broader stock market which resulted in reduced performance metric multiples at comparable public companies; uncertainty caused by concerns about the ongoing SEC investigation into reported errors and irregularities; concerns about the Company's growth prospects in light of operational issues at its MSS reporting unit; uncertainty over the continuation of the Company's NHS contract in light of comments made by government officials in the U.K.; and government budget pressures on customers worldwide. Lower than forecast operating performance also impacted the reporting units' fair value calculations. Prior to the second quarter of fiscal 2012, the Company's stock price declines were considered temporary. In addition, an evaluation of historical and forecast operating results did not indicate it was more likely than not that the fair value of any reporting unit had fallen below carrying value, and therefore no interim goodwill impairment test was warranted prior to the second quarter.

At the end of the second quarter and subsequent to the date of the annual goodwill impairment test, the Company determined sufficient indicators existed to require performance of an additional, interim goodwill impairment analysis as of September 30, 2011. These indicators included: a further significant and sustained decline in CSC's stock price which resulted in market capitalization, adjusted for control premium, going below book value and remaining there for some time; further decreases in the performance metric multiples of comparable public companies, driving the market approach valuations lower; and additional evidence of certain reporting units' performance which fell short of forecasts used in the annual market and income based tests. In this interim goodwill impairment test, the BSS-GBS reporting unit again failed step one.

During the process of conducting the second step of the annual goodwill impairment tests, the Company identified significant unrecognized intangible assets, primarily customer relationship and technology assets. The unrecognized intangible assets, estimated at approximately $1.3 billion, were predominantly attributable to unrecognized customer relationship assets in the MSS reporting unit and were driven by the Company's high customer retention rates in this business. The combination of these unrecognized intangible assets and other unrecognized fair value changes to the carrying values of other assets and liabilities, together with the lower reporting unit fair values calculated in step one, resulted in an implied fair value of goodwill substantially below the carrying value of goodwill for the MSS, BSS-GBS and BSS-Health reporting units. As a result, the Company recorded its best estimate of the goodwill impairment charge of $2,685 million, of which $2,074 million related to the MSS reporting unit, $453 million related to the BSS-GBS reporting unit, and $158 million related to the BSS-Health reporting unit. As of September 30, 2011, MSS had $143 million of remaining goodwill, which was all attributable to the fiscal 2012 second quarter acquisition of AppLabs (see Note 4). The BSS-GBS reporting unit had no remaining goodwill, and the BSS-Health reporting unit had $60 million of remaining goodwill.

The September 30, 2011 interim goodwill tests indicated that the fair values of two additional reporting units—BSS-Health and BSS-iSOFT—passed step one (after the impairment charges discussed above) but were not considered to be substantially in excess of carrying values. BSS-Health fair value was estimated to be approximately 6% in excess of carrying value, and as noted above had a remaining goodwill balance, after impairments recorded in the second quarter, of $60 million at September 30, 2011, including $18 million that was allocated from the iSOFT acquisition. (In accordance with accounting standards, goodwill from acquisitions is allocated to the benefiting reporting units.) BSS-iSOFT, which was acquired during the second quarter (see Note 4), is a new reporting unit, and its fair value approximated its carrying value due to the proximity of its acquisition to the date of the interim goodwill impairment test.

During the third quarter, the Company completed all analyses related to its annual and second quarter interim goodwill impairment tests and reduced the impairment loss recorded in the second quarter by $3 million. The entire adjustment was in the BSS-Health reporting unit, and resulted from finalizing tax estimates and customer/technology asset fair values. Thus, the total second quarter goodwill impairment loss was $2,682 million, with ($3 million) of it recorded in the third quarter.

At the end of the third quarter, the Company assessed whether there were any events or circumstances that would more likely than not reduce the fair value of a reporting unit below its carrying value. The Company concluded that such indicators were present for two of its reporting units, BSS-Health and BSS-iSOFT. With respect to BSS-Health, the loss of a significant customer, the failure to win some major bids for new business, and reduction in forecasted earnings was considered a triggering event for an interim goodwill impairment test. For BSS-iSOFT, the recent developments on the NHS contract were considered a triggering event (see Note 16). There were no triggering events for the remaining reporting units with goodwill.

In conducting step one of the goodwill impairment test for the BSS-Health reporting unit in the third quarter, the factors stated above resulted in a reassessment of forecasted cash flow assumptions under an income approach, as well as a revised valuation using a market multiples fair value approach, which led the weighted average fair value of the reporting unit to be less than its carrying value, thus triggering the need to proceed to step two as noted below. For the BSS-iSOFT reporting unit, the weighted average fair value was estimated to be greater than its carrying value due to better than forecast performance on the core iSOFT business, and step two of the impairment assessment was not necessary.

During the process of conducting step two of the interim goodwill impairment test for BSS-Health, the Company estimated the fair value of its tangible assets and the unrecognized intangible assets, primarily customer relationship and technology assets, and recorded an impairment charge of $63 million. As a result, as of December 30, 2011, the BSS-Health reporting unit had no remaining goodwill.

The Company tested its long-lived assets for impairment in conjunction with the annual and the second and third quarter interim goodwill impairment tests and concluded that these assets were not impaired.

At the end of the fourth quarter, the Company assessed if there were events or change in circumstances that would more likely than not reduce the fair value of any of its reporting units below their carrying amounts. There were no such indicators for any of the reporting units with goodwill and therefore an interim goodwill test was not required to be performed. Any further significant declines in CSC's stock price or any further significant adverse changes in the business climate or operating results could result in the need to perform additional impairment analysis of goodwill in future periods prior to the next annual test, which may result in further impairment charges.

Note 10 – Income Taxes

The sources of (loss) income from continuing operations, before income taxes, classified between domestic entities and those entities domiciled outside of the United States, are as follows:

	Twelve Months Ended		
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**
Domestic entities	$ (1,701)	$ 582	$ 447
Entities outside the United States	(2,646)	386	575
Total	$ (4,347)	$ 968	$ 1,022

The income tax (benefit) expense on (loss) income from continuing operations is comprised of:

	Twelve Months Ended		
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**
Current:			
Federal	$ (121)	$ 19	$ 85
State	16	23	(31)
Foreign	99	101	130
	(6)	143	184
Deferred:			
Federal	(139)	87	44
State	(21)	7	(19)
Foreign	45	6	(17)
	(115)	100	8
Total income tax expense (benefit)	$ (121)	$ 243	$ 192

The current (benefit) provision for fiscal years 2012, 2011, and 2010, includes interest and penalties of $(53) million, $5 million, and $2 million, respectively, for uncertain tax positions.

The major elements contributing to the difference between the U.S. federal statutory tax rate of 35% and the effective tax rate (ETR) for continuing operations are as follows:

	Twelve Months Ended		
	March 30, 2012	April 1, 2011	April 2, 2010
Statutory rate	(35.0)%	35.0%	35.0%
State income tax, net of federal tax	(0.2)	1.5	1.2
Change in uncertain tax positions	0.6	(2.5)	(2.8)
Foreign tax rate differential	(0.8)	(4.6)	(6.6)
Income tax credits	(1.0)	(8.7)	(0.8)
Valuation allowance	18.6	2.6	(5.6)
Change in entity tax status	(2.6)	—	—
Tax audit settlements	(2.6)	—	—
Goodwill impairment	19.3	—	—
Other items, net	0.9	1.8	(1.6)
Effective tax rate	(2.8)%	25.1%	18.8%

In fiscal 2012, the ETR was primarily driven by:

- The Company recorded a $1,485 million charge related to the NHS contract. Following the write-down, a full valuation allowance was established against the net operating losses in the U.K., which resulted in the Company not recording a tax benefit for the NHS charges. This charge and subsequent valuation allowance had a significant impact on the tax expense and ETR of $508 million and 12%, respectively.
- The Company recorded a $2,745 million goodwill impairment charge which was mostly not deductible for tax purposes. This charge resulted in an impact to the tax expense and ETR of $838 million and 19%, respectively.
- The Company settled various tax examinations and recognized income tax benefits related to audit settlements (and the expiration of statutes of limitations on audits) of approximately $111 million, which had a favorable impact on the ETR for the fiscal year of 3%.
- The Company elected to change the tax status of one of its foreign subsidiaries. This change in tax status resulted in a deemed liquidation for U.S. tax purposes and triggered various deductions which resulted in an income tax benefit of approximately $114 million and had a favorable impact of the ETR for the fiscal year of 3%.

The deferred tax assets (liabilities) are as follows:

(Amounts in millions)	March 30, 2012	April 1, 2011
Deferred Tax Assets		
Employee benefits	$ 705	$ 601
Tax loss/credit carryforwards	899	246
Accrued interest	52	40
State taxes	13	17
Foreign gain/loss on exchange	6	4
Other assets	92	97
Total Deferred Tax Assets	1,767	1,005
Valuation allowance	(951)	(96)
Net Deferred Tax Assets	816	909
Deferred Tax Liabilities		
Depreciation and amortization	(387)	(495)
Contract accounting	(90)	(313)
Investment basis differences	(128)	(142)
Other liabilities	(65)	(30)
Total Deferred Tax Liabilities	(670)	(980)
Total Deferred Tax Assets (Liabilities)	$ 146	$ (71)

Income tax related assets are included in the accompanying balance sheet as follows. Prepaid expenses and other current assets include the current portion of deferred tax assets of $19 million and $18 million as of March 30, 2012 and April 1, 2011, respectively. Receivables include income taxes receivable of $98 million and $74 million as of March 30, 2012 and April 1, 2011, respectively. Other assets include non-current deferred tax assets of $272 million and $324 million as of March 30, 2012 and April 1, 2011, respectively, and non-current income taxes receivable and prepaid taxes of $154 million and $73 million as of March 30, 2012 and April 1, 2011, respectively.

Income tax related liabilities are included in the accompanying balance sheet as follows. Income taxes payable and deferred income taxes consist of the current portion of deferred tax liabilities of $46 million and $208 million as of March 30, 2012 and April 1, 2011, respectively, the current portion of income taxes payable of $11 million and $18 million as of March 30, 2012 and April 1, 2011, respectively, and the current portion of liability for uncertain tax positions of $0 million and $171 million as of March 30, 2012 and April 1, 2011, respectively. Income tax liabilities and deferred income taxes included in non-current liabilities consist of non-current liability for uncertain tax positions of $257 million and $306 million as of March 30, 2012 and April 1, 2011, respectively, and the non-current portion of deferred tax liabilities of $99 million and $205 million as of March 30, 2012 and April 1, 2011, respectively, the non-current portion of income taxes payable of $1 million and $0 million as of March 30, 2012 and April 1, 2011, respectively.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized and adjusts the valuation allowance accordingly. In determining whether the deferred tax assets are realizable, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, taxable income in prior carryback years, projected future taxable income, tax planning strategies and recent financial operations. Valuation allowances are evaluated periodically and will be subject to change in each future reporting period as a result of changes in one or more of these factors. The change in the valuation allowance was $855 million in fiscal year 2012. This change is primarily due to the valuation allowance recorded in the U.K. as discussed above. Additionally, a valuation allowance was recorded in Luxembourg as a result of losses that are not expected to be realized.

The Company has available foreign net operating loss (NOL) carryforwards of $3,272 million and $881 million, federal

NOL carryforwards of $14 million and $5 million, and state NOL carryforwards of $467 million and $581 million as of March 30, 2012 and April 1, 2011, respectively. In addition, the Company has federal tax credit carryforwards of $4 million as of March 30, 2012. The Company also has state credit carryforwards of $69 million and $73 million as of March 30, 2012 and April 1, 2011, respectively. The foreign NOL carryforwards as of March 30, 2012 can be carried over indefinitely, except for $209 million which expire at various dates through 2022. The federal NOL and tax credit carryforwards as of March 30, 2012 expire at various dates through 2032. The state NOL and credit carryforwards as of March 30, 2012 expire at various dates through 2032.

The Company is currently the beneficiary of tax holiday incentives in India, some of which expired in fiscal year 2010 and most of which expired in fiscal year 2011. The remaining tax holiday incentives in India will expire through 2026. As a result of the tax holiday incentives, the Company's tax expense was reduced by approximately $1 million, $13 million, and $21 million, during fiscal years 2012, 2011, and 2010, respectively. The per share effects were $0.01, $0.08, and $0.14, for fiscal years 2012, 2011, and 2010, respectively.

In general, it is the practice and intention of the Company to reinvest the earnings of its non-U.S. subsidiaries in those operations. As of March 30, 2012, the Company has not made a provision for U.S. or additional foreign withholding taxes for the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. The cumulative undistributed earnings of the Company's foreign subsidiaries were approximately $2,023 million as of March 30, 2012. It is not practicable to estimate the amount of deferred tax liability related to investments in these foreign subsidiaries.

The Company accounts for income tax uncertainties in accordance with ASC 740-10, which prescribes a recognition threshold and measurement criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. ASC 740 also provides guidance on the accounting for and disclosure of liabilities for uncertain tax positions, interest and penalties.

As of March 30, 2012, the Company's liability for uncertain tax positions was $257 million, including interest of $31 million, penalties of $15 million, and net of tax attributes of $76 million. As of April 1, 2011, the Company's liability for uncertain tax positions was $477 million, including interest of $88 million, penalties of $29 million, and net of tax attributes of $66 million.

Uncertain tax positions decreased from $477 million to $257 million during the fiscal year ended March 30, 2012. The decrease was primarily a result of the settlement of the IRS examination and lapse of the statute of limitations in the second quarter of fiscal 2012 in the amount of $263 million. In addition, uncertain tax positions increased by $21 million as a result of the acquisitions of iSOFT and AppLabs during the second quarter of fiscal 2012.

The following table summarizes the activity related to the Company's uncertain tax positions (excluding interest and penalties and related tax attributes):

(Amounts in millions)	Twelve Months Ended March 30, 2012	Twelve Months Ended April 1, 2011	Twelve Months Ended April 2, 2010
Balance at Beginning of Fiscal Year	$ 426	$ 442	$ 442
Gross increases related to prior year tax positions	27	22	47
Gross decreases related to prior year tax positions	(134)	(41)	(29)
Gross increases related to current year tax positions	29	14	13
Settlements	(115)	(15)	(36)
Current year acquisitions	56	—	—
Foreign exchange and others	(2)	4	5
Balance at End of Fiscal Year	$ 287	$ 426	$ 442

The Company's liability for uncertain tax positions at March 30, 2012, April 1, 2011, and April 2, 2010, includes $155 million, $266 million, and $272 million, respectively, related to amounts that, if recognized, would affect the effective tax rate (excluding related interest and penalties).

The Company recognizes interest accrued related to uncertain tax positions and penalties as a component of income tax expense. During the year ended March 30, 2012, the Company had a net reduction of interest of $56 million ($36 million net of tax) and had a net reduction of penalties of $14 million, and as of March 30, 2012, has recognized a liability for interest of $31 million ($23 million net of tax) and penalties of $15 million. The net reduction of interest and penalties include impacts of normal operations, audit settlements, and acquisitions. During the year ended April 1, 2011, the Company accrued interest expense of $3 million ($2 million net of tax) and accrued penalties of $2 million, and as of April 1, 2011, has recognized a liability for interest of $88 million ($58 million net of tax) and penalties of $29 million. During the year ended April 2, 2010, the Company accrued an interest benefit of $3 million ($3 million net of tax) and had a net release of penalties of $1 million, and as of April 2, 2010, recognized a liability for interest of $85 million ($56 million net of tax) and penalties of $27 million.

Tax Examination Status:

The Company is currently under examination in several tax jurisdictions. A summary of the tax years that remain subject to examination in certain of the Company's major tax jurisdictions are:

Jurisdiction:	Tax Years that Remain Subject to Examination (Fiscal Year Ending):
United States – Federal	2008 and forward
United States – Various States	2001 and forward
Australia	2007 and forward
Canada	2006 and forward
Denmark	2007 and forward
France	2005 and forward
Germany	2006 and forward
India	2006 and forward
United Kingdom	2010 and forward

It is reasonably possible that during the next 12 months the Company's liability for uncertain tax positions may change by a significant amount. The Company may settle certain tax examinations, have lapses in statute of limitations, or voluntarily settle income tax positions in negotiated settlements for different amounts than the Company has accrued as uncertain tax positions. The Company may need to accrue and ultimately pay additional amounts for tax positions that previously met a more likely than not standard if such positions are not upheld. Conversely, the Company could settle positions with the tax authorities for amounts lower than have been accrued or extinguish a position through payment. The Company believes the outcomes which are reasonably possible within the next 12 months may result in a reduction in the liability for uncertain tax positions up to approximately $11 million, excluding interest, penalties, and tax carryforwards.

Note 11 – Debt

The following is a summary of the Company's debt as of March 30, 2012 and April 1, 2011:

(Amounts in millions)	March 30, 2012	April 1, 2011	Effective Rate
6.50% term notes, due March 2018	$ 997	$ 997	6.56%
5.50% term notes, due March 2013	699	699	5.61%
5.00% term notes, due February 2013	300	299	5.16%
Capitalized lease liabilities	574	445	
Borrowings for assets acquired under long-term financing	84	97	
Notes payable	43	13	
Borrowings under committed lines of credit	43	—	
Total debt	2,740	2,550	
Less: short term debt and current maturities of long term debt	1,254	141	
Total long-term debt	$ 1,486	$ 2,409	

Short-term debt and current maturities of long-term debt

Foreign subsidiaries of the Company had $43 million and $29 million of borrowings outstanding under uncommitted lines of credit with certain foreign banks, as of March 30, 2012, and April 1, 2011, respectively. CSC has provided parent guarantees for up to $795 million of these short-term lines of credit which carry no commitment fees or significant covenants. The weighted average interest rate on borrowings under these short-term lines of credit was 2.1% at March 30, 2012, and 4.8% at April 1, 2011.

The Company typically issues commercial paper with average maturities of one to three months. The commercial paper is backed by the $1.5 billion Credit Facility discussed below. As of both March 30, 2012 and April 1, 2011, the Company had no borrowings outstanding against commercial paper.

Both the 5.50% term notes and the 5.00% term notes noted above are due for repayment in fiscal 2013 and have been reclassified as short-term debt.

Long term debt

On March 18, 2011, the Company entered into a committed line of credit for $1.5 billion (Credit Facility) that expires on March 18, 2015. The Credit Facility bears a variable rate of interest. The Company can elect to borrow at a prime rate, as published by the Bank of America, plus a margin or at a one, two, three, or six month LIBOR plus a margin. The margin varies with the credit ratings of the Company. As of both March 30, 2012 and April 1, 2011, the Company had no amounts outstanding on this Credit Facility.

The Credit Facility and the term notes are unsecured and require the Company to maintain certain financial ratios. The Company was in compliance with all financial covenants at March 30, 2012.

Capitalized lease liabilities represent amounts due under leases for the use of computers and other equipment. Included in property and equipment are related assets of $940 million (at March 30, 2012) and $730 million (at April 1, 2011), less accumulated amortization of $341 million and $199 million, respectively. Amortization of assets under capital leases is included in depreciation expense.

Certain asset purchases under outsourcing contracts were financed by borrowing from customers. These borrowings carry a rate of interest from 0.0% to 6.5% and will mature over the next four years. The related assets included in property and equipment, software, contract purchase costs and other intangible assets were $44 million, $45 million, $86 million, and $10 million, respectively.

Expected maturities of long-term debt, including borrowings for asset financing but excluding future minimum capital lease payments, for years subsequent to March 30, 2012, are as follows:

Fiscal Year	Amount (in millions)
2013	$ 1,093
2014	35
2015	36
2016	1
2017	1
Thereafter	1,000
Total	$ 2,166

The future minimum lease payments required to be made under the capital leases as of March 30, 2012, are as follows:

Fiscal Year	Amount (in millions)
2013	$ 192
2014	174
2015	137
2016	86
2017	47
Thereafter	119
Total minimum lease payments	755
Less: Amount representing interest	181
Present value of net minimum lease payments	574
Less: Current maturities of capital lease obligations	161
Long-term capitalized lease liabilities	$ 413

Note 12 – Pension and Other Benefit Plans

The Company and its subsidiaries offer a number of pension and postretirement benefits, life insurance benefits, deferred compensation, and other plans, as described below. All plans are accounted for using the guidance of ASC 710 "Compensation - General" and ASC 715 "Compensation—Retirement Benefits" and are measured as of the end of the fiscal year.

Contributory, defined benefit pension plans have been generally available to U.S. and U.K. employees. However, as discussed below, the largest U.S. and U.K. defined benefit plans are now frozen for most participants. Certain non-U.S. employees are enrolled in defined benefit pension plans in the country of domicile. In addition, the Company has two supplemental executive retirement plans (SERP), which are non-qualified, noncontributory pension plans. The Company provides subsidized healthcare and life insurance retirement benefits for certain U.S. employees and retirees, generally for those employed prior to August 1992, as well as healthcare, dental and life insurance benefits for certain non-U.S. employees. A significant number of employees outside the U.S. are covered by government sponsored programs at no direct cost to the Company other than related payroll taxes.

CSC utilizes actuarial methods to recognize the expense for pension and other postretirement benefit plans. Inherent in the application of these actuarial methods are key assumptions, including, but not limited to, discount rates and expected long-term rates of return on plan assets. Changes in the related pension and other postretirement benefit costs may occur in the future due to changes in the underlying assumptions, changes in the number and composition of plan participants and changes in the level of benefits provided.

In March 2012, the Company initiated a restructuring plan to reduce headcount as discussed further in Note 18. Some of the employees affected participate in a certain U.K. pension plan which requires additional pension benefits to be paid to terminated employees. Contractual termination benefits totaling $20 million are reflected in the projected benefit obligation at the end of 2012 and recognized in net periodic pension cost during fiscal 2012.

On April 7, 2010, the Company announced an action to discontinue the accrual of future benefits for certain U.K. pension plans, effective July 1, 2010. As a result of this plan amendment, the Company recognized a curtailment loss of $0.4 million in the fourth quarter of fiscal 2010. In addition, the Company remeasured the amended U.K. plans' pension expense for fiscal 2011 to reflect (a) a new discount rate of 5.6%, (b) the year-to-date increase in plan assets, and (c) the change in amortization basis to the expected average remaining life of plan participants. The U.K. plans' discount rate was derived from a published rate: Markit iBoxx GBP Corporates AA 15+ Years Index. This remeasurement resulted in a $75 million reduction to the pension benefit obligation.

On May 20, 2009, the Company's Board of Directors adopted a "freeze" amendment to the Computer Sciences Corporation Employee Pension Plan (the Plan) whereby effective July 10, 2009, the further accrual of all benefits ceased for most participants in the Plan. As a result of this plan amendment, the Company remeasured the Plan's pension expense for fiscal 2010 to reflect (a) a new discount rate of 7.5%, (b) the year-to-date increase in plan assets, and (c) the change in amortization basis to the expected average remaining life of plan participants. The discount rate was derived from averaging two independent third-party sources: the Aon Yield Curve and the Citigroup Above Median Pension Discount Curve (due to the actuary's merger with another firm, the Aon Yield Curve is no longer provided; CSC replaced the Aon Yield Curve with the Aon Hewitt Top Quartile Yield Curve in fiscal 2011 and the Aon Hewitt AA Only Above Median Curve in fiscal 2012). Both yield curves are constructed to parallel the bond portfolio that would be constructed for a plan similar in size and timing of payments to the Company's plan. This remeasurement resulted in a $115 million reduction to the pension benefit obligation, which improved the funded status of the Plan. Additionally, the Company recognized a benefit resulting from the reversal of a prior service credit of $13 million in the quarter ended July 3, 2009.

In response to the passage of the Patient Protection and Affordable Care Act of 2010 (PPACA), a number of changes were made to the underlying healthcare coverage offered to certain US retirees. In conjunction with those changes, the Company established limits on the level of employer subsidy it will provide to some retirees. The plans were amended and the impact of these changes is first reflected on April 1, 2011. In addition, although many administrative provisions of PPACA have not yet been promulgated by regulatory agencies, CSC included its best estimate of their financial impact into the benefit obligation for its U.S. postretirement benefit plans as of April 1, 2011, and the impact on fiscal 2011's net periodic benefit cost was immaterial. In 2012, the retiree medical plans were further amended to allow Medicare Part D subsidies from 2012 and beyond to be collected by the healthcare provider. This subsequent change is reflected as of March 30, 2012 and the impact on fiscal 2012's net periodic benefit cost was immaterial.

Pension Plans

The following tables provide reconciliations of the changes in the plans' projected benefit obligations and assets, and a statement of their funded status:

Reconciliation of Projected Benefit Obligation	**U.S. Plans**		**Non-U.S. Plans**	
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**	**March 30, 2012**	**April 1, 2011**
Projected benefit obligation at beginning of year	$ 2,921	$ 2,702	$ 2,470	$ 2,334
Service cost	10	9	33	32
Interest cost	164	164	128	122
Plan participants' contributions	3	3	8	11
Amendments	—	—	(11)	1
Business/contract acquisitions	—	—	61	25
Contractual termination benefits	—	—	20	—
Settlement/curtailment	—	—	(36)	(106)
Actuarial loss (gain)	314	158	151	(56)
Benefits paid	(128)	(115)	(70)	(70)
Foreign currency exchange rate changes	—	—	(22)	177
Projected benefit obligation at end of year	$ 3,284	$ 2,921	$ 2,732	$ 2,470

Reconciliation of Fair Value of Plan Assets	**U.S. Plans**		**Non-U.S. Plans**	
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**	**March 30, 2012**	**April 1, 2011**
Fair value of plan assets at beginning of year	$ 2,276	$ 2,088	$ 2,083	$ 1,730
Actual return on plan assets	140	232	148	111
Employer contribution	128	68	121	157
Plan participants' contributions	3	3	8	11
Benefits paid	(128)	(115)	(70)	(70)
Business/contract acquisitions	—	—	47	22
Plan settlement	—	—	(31)	(23)
Foreign currency exchange rate changes	—	—	(11)	145
Fair value of plan assets at end of year	$ 2,419	$ 2,276	$ 2,295	$ 2,083
Funded status at end of year	$ (865)	$ (645)	$ (437)	$ (387)

The following table provides the amounts recorded in the Company's consolidated balance sheet:

	U.S. Plans		**Non-U.S. Plans**	
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**	**March 30, 2012**	**April 1, 2011**
Non-current assets	$ —	$ —	$ 13	$ 15
Current liabilities - Accrued expenses and other current liabilities	(8)	(7)	(9)	(8)
Non-current liabilities - Other long-term liabilities	(857)	(638)	(441)	(394)
Net amount recorded	$ (865)	$ (645)	$ (437)	$ (387)

The following is a summary of amounts in accumulated other comprehensive loss, before tax effects, as of March 30, 2012 and April 1, 2011 that have not been recognized in the consolidated statements of operations as components of net periodic pension cost:

	U.S. Plans		Non-U.S. Plans	
(Amounts in millions)	March 30, 2012	April 1, 2011	March 30, 2012	April 1, 2011
Net transition obligation	$ —	$ —	$ 5	$ 6
Prior service cost	7	9	2	14
Net actuarial loss	1,077	790	712	603
Accumulated other comprehensive loss	$ 1,084	$ 799	$ 719	$ 623

The following table summarizes the weighted average assumptions used in the determination of the Company's pension plans' benefit obligations as of March 30, 2012 and April 1, 2011:

	U.S. Plans		Non-U.S. Plans	
	March 30, 2012	April 1, 2011	March 30, 2012	April 1, 2011
Discount rate	4.8%	5.7%	4.7%	5.2%
Rates of increase in compensation levels (1)	4.1%	4.3%	4.1%	4.0%

(1) The weighted average calculation is computed using rates of increase for active plans where participants are accruing future benefits. For fiscal 2012 and 2011, the weighted average rate for all pension plans, including frozen plans, is 0.7% and 0.7%, respectively, for U.S. Plans, and 0.9% and 1.0%, respectively, for Non-U.S. Plans.

The following table lists selected information for the pension plans as of March 30, 2012 and April 1, 2011:

	U.S. Plans		Non-U.S. Plans	
(Amounts in millions)	March 30, 2012	April 1, 2011	March 30, 2012	April 1, 2011
Projected benefit obligation	$ 3,284	$ 2,921	$ 2,732	$ 2,470
Accumulated benefit obligation	3,259	2,889	2,655	2,406
Fair value of plan assets	2,419	2,276	2,295	2,083

	Plans with Projected Benefit Obligation In Excess of Plan Assets (U.S. and Non-U.S.)		Plans with Accumulated Benefit Obligation in Excess of Plan Assets (U.S. and Non-U.S.)	
(Amounts in millions)	March 30, 2012	April 1, 2011	March 30, 2012	April 1, 2011
Projected benefit obligation	$ 5,845	$ 5,235	$ 5,844	$ 5,111
Accumulated benefit obligation	5,770	5,152	5,770	5,055
Fair value of plan assets	4,531	4,189	4,530	4,086

The net periodic pension cost for U.S. and non-U.S. pension plans included the following components:

	U.S. Plans			Non-U.S. Plans		
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**
Service cost	$ 10	$ 9	$ 33	$ 33	$ 32	$ 39
Interest cost	164	164	165	128	122	107
Expected return on assets	(146)	(157)	(159)	(129)	(128)	(91)
Amortization of transition obligation	—	—	—	1	1	1
Amortization of prior service costs	2	2	2	1	1	1
Amortization of unrecognized net loss	32	23	6	13	18	22
Contractual termination benefit	—	—	—	20	—	—
Settlement/curtailment	—	—	(13)	2	—	—
Net periodic pension cost	$ 62	$ 41	$ 34	$ 69	$ 46	$ 79

Other before tax changes in plan assets and benefit obligations recognized in other comprehensive income included the following components:

	U.S. Plans			Non-U.S. Plans		
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**
Net actuarial (gain) / loss	$ 319	$ 83	$ 63	$ 133	$ (118)	$ 326
Prior service (credit) / cost	—	—	—	(11)	—	—
Amortization of:						
Transition (asset) /obligation	—	—	—	(1)	(1)	(1)
Prior service (credit) / cost	(2)	(2)	14	(1)	(1)	10
Net actuarial (gain) / loss	(32)	(23)	(6)	(20)	(24)	(21)
Foreign currency exchange rate changes	—	—	—	(4)	—	(1)
Total recognized in other comprehensive income	$ 285	$ 58	$ 71	$ 96	$ (144)	$ 313

Other comprehensive (gain) loss related to unamortized pension costs for the years ended March 30, 2012, April 1, 2011, and April 2, 2010 was $257 million (net of taxes of $124 million), $(62) million (net of taxes of $20 million), and $264 million (net of taxes of $130 million), respectively.

The estimated net transitional obligation, prior service cost and actuarial loss for defined benefit plans that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year are $1 million, $3 million and $59 million, respectively.

The weighted-averages of the assumptions used to determine net periodic pension cost were:

	U.S. Plans			Non-U.S. Plans		
	March 30, 2012	**April 1, 2011**	**April 2, 2010**	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**
Discount or settlement rates	5.7%	6.2%	7.9%	5.2%	5.3%	6.7%
Expected long-term rates of return on assets	7.5%	8.3%	8.5%	6.1%	6.7%	6.9%
Rates of increase in compensation levels (1)	4.3%	4.3%	4.3%	4.1%	4.1%	3.4%

(1) The weighted average calculation is computed using rates of increase for active plans where participants are accruing future benefits. For fiscal 2012 and 2011, the weighted average for all pension plans, including frozen plans, is 0.7% and 0.7%, respectively, for U.S. Plans, and 1.0% and 4.1%, respectively, for Non-U.S. Plans.

U.S. pension assets are held in a trust that includes both separate accounts and commingled funds. Non-U.S. assets are subject to country specific regulations and invest primarily in commingled funds. The U.S. pension trust and the U.K. pension plans account for 89% of the total pension plan assets.

Information about the expected cash flows for pension plans as of March 30, 2012, is as follows:

(Amounts in millions)	**U.S. Plans**	**Non-U.S. Plans**
Employer contributions:		
2013 (expected)	$ 111	$ 143
Expected Benefit Payments:		
2013	$ 142	$ 83
2014	142	86
2015	154	94
2016	166	97
2017	177	105
2018-2022	1,026	641

No plan assets are expected to be returned to the Company in the next fiscal year.

Other Postretirement Benefit Plans

The following tables provide reconciliations of the changes in postretirement plans' benefit obligations and assets and a statement of their funded status:

Reconciliation of Accumulated Postretirement Benefit Obligation (Amounts in millions)	**March 30, 2012**	**April 1, 2011**
Accumulated benefit obligation at beginning of year	$ 214	$ 256
Service cost	3	4
Interest cost	11	15
Plan participants' contributions	—	1
Business/contract acquisitions	—	2
Amendments	21	(51)
Actuarial loss (gain)	20	(1)
Benefits paid	(16)	(13)
Retiree drug subsidy reimbursement	1	—
Foreign currency exchange rate changes	(1)	1
Accumulated benefit obligation at end of year	$ 253	$ 214

Reconciliation of Fair Value of Plan Assets (Amounts in millions)	**March 30, 2012**	**April 1, 2011**
Fair value of plan assets at beginning of year	$ 79	$ 69
Actual return on plan assets	5	8
Employer contribution	13	14
Plan participants' contributions	—	1
Benefits paid	(16)	(13)
Fair value of plan assets at end of year	$ 81	$ 79
Funded status at end of year	$ (172)	$ (135)

The following table provides the amounts recorded in the Company's consolidated balance sheets:

(Amounts in millions)	**March 30, 2012**	**April 1, 2011**
Current liabilities	$ (5)	$ (5)
Non-current liabilities	(167)	(130)
Net amount recorded	$ (172)	$ (135)

The following is a summary of amounts in accumulated other comprehensive loss as of March 30, 2012 and April 1, 2011 that have not been recognized in the consolidated statements of operations as components of net periodic benefit cost:

(Amounts in millions)	**March 30, 2012**	**April 1, 2011**
Net transition obligation	$ —	$ 1
Prior service (gain) cost	(19)	(47)
Net actuarial loss	123	116
Accumulated other comprehensive loss	$ 104	$ 70

The following table lists selected information for other postretirement benefit plans as of March 30, 2012 and April 1, 2011:

			Plans with Accumulated Postretirement Benefit Obligation in Excess of the Fair Value of Plan Assets	
(Amounts in millions)	March 30, 2012	April 1, 2011	March 30, 2012	April 1, 2011
Accumulated postretirement benefit obligation	$ 253	$ 214	$ 253	$ 214
Fair value of plan assets	81	79	81	79

As of March 30, 2012 and April 1, 2011, the Company had no postretirement healthcare plan assets outside the U.S. Benefits paid include amounts paid directly from plan assets and amounts paid by the Company.

The following table summarizes the weighted average assumptions used in the determination of the Company's postretirement benefit obligations as of March 30, 2012 and April 1, 2011:

	March 30, 2012	April 1, 2011
Discount rate	4.5%	5.3%

The assumed healthcare cost trend rate used in measuring the accumulated postretirement benefit obligation was 10.1% for fiscal 2012, declining to 5.0% for 2026 and subsequent years for retirees whose age is less than 65. For retirees whose age is 65 or older, the assumed healthcare cost trend used in measuring accumulated postretirement benefit obligation was 8.2% for fiscal 2012, declining to 5.0% for 2026 and subsequent years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage point change in the assumed healthcare cost trend rates would have had the following effect:

	One Percentage Point	
(Amounts in millions)	Increase	Decrease
Effect on accumulated postretirement benefit obligation as of March 30, 2012	$ 14	$ (11)
Effect on net periodic postretirement benefit cost for fiscal 2012	—	—

The net periodic benefit cost for other postretirement benefit plans included the following components:

(Amounts in millions)	March 30, 2012	April 1, 2011	April 2, 2010
Service cost	$ 3	$ 4	$ 2
Interest cost	11	14	12
Expected return on assets	(6)	(6)	(5)
Amortization of transition obligation	1	2	2
Amortization of prior service costs	(6)	—	—
Recognized actuarial loss	13	10	6
Net provision for postretirement benefits	$ 16	$ 24	$ 17

Other before tax changes in plan assets and benefit obligations recognized in other comprehensive income included the following components:

(Amounts in millions)	March 30, 2012	April 1, 2011	April 2, 2010
Net actuarial (gain) / loss	$ 21	$ (1)	$ 49
Prior service (credit) / cost	21	(50)	2
Amortization of:			
Transition (asset) /obligation	(1)	(3)	(2)
Prior service (credit) / cost	6	—	—
Actuarial (gain) / loss	(13)	(10)	(5)
Foreign currency exchange rate changes	—	—	—
Total recognized in other comprehensive income	$ 34	$ (64)	$ 44

Other comprehensive (gain) loss related to unamortized postretirement benefit plan costs for the years ended March 30, 2012, April 1, 2011, and April 2, 2010 was $22 million (net of taxes of $12 million), $(39) million (net of taxes of $21 million), and $27 million (net of taxes of $14 million), respectively.

The estimated net transitional obligation, prior service gain and actuarial loss for other postretirement benefit plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year are $0 million, $(2) million and $16 million, respectively.

The weighted-averages of the assumptions used to determine net periodic benefit cost were as follows. See the above discussion of Pension Plans for how the assumptions are developed.

Fiscal Year End	2012	2011	2010
Discount or settlement rates	5.3%	6.1%	7.7%
Expected long-term rates of return on assets(1)	7.2%	8.3%	8.5%

(1) The Company had no other postretirement benefit plan assets outside the U.S.

Information about the expected cash flows for other postretirement benefit plans follows. No significant cash flow is expected for other postretirement benefit plans outside the U.S.

(Amounts in millions)	Employer Contributions
2013 (expected)	$ 10
Expected Benefit Payments	
2013	$ 13
2014	15
2015	17
2016	18
2017	19
2018-2022	98

No plan assets are expected to be returned to the Company in the next fiscal year.

Retirement Plan Asset Strategy

The Company's investment goals and risk management strategy for plan assets takes into account a number of factors, including the time horizon of the pension plans' obligations. Plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and a reasonable amount of investment return over the long term.

Sufficient liquidity is maintained to meet benefit obligations as they become due. Third party investment managers are employed to invest assets in both passively-indexed and actively-managed strategies. Equities are primarily invested broadly in U.S. and non-U.S. companies across market capitalizations and industries. Fixed income securities are invested broadly, primarily in government treasury, corporate credit, mortgage backed and asset backed investments.

Risks include, but are not limited to, longevity risk, inflation risk, and the risk of changes in market conditions that reduce the value of plan assets. Also, a decline in the yield of high quality corporate bonds may adversely affect discount rates. These risks, among others, could cause the plans' funded status to deteriorate, increasing reliance on Company contributions. Derivatives are permitted although their use is limited. They are primarily used in the U.S. pension trust fixed income portfolios for duration and interest rate risk management and equity portfolios to gain market exposure. The Company also has investments in insurance contracts to pay plan benefits in certain countries.

For the U.S. pension trust, an allocation range by asset class is developed. The allocation had a significant weighting to equity investments in part due to the relatively long duration of the plans' obligations. Asset allocations are monitored closely and investment reviews are conducted regularly. The Company's allocation range for its U.S. pension trust was 49% – 69% equities, 34% – 44% fixed income securities and 0% – 10% cash and other investments.

Retirement Plan Asset Valuation Techniques

Cash equivalents are primarily short term money market commingled funds that are categorized as Level 2, except for funds that have quoted prices in active markets, which are classified as Level 1. They are valued at cost plus accrued interest which approximates fair value.

Fixed income separate accounts are categorized as Level 2. These investments are generally priced using model-based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.

U.S. and global equity separate accounts are categorized as Level 1 if the securities trade on national or international exchanges and are valued at their last reported closing price.

Insurance contracts purchased to cover benefits payable to retirees are valued using the assumptions used to value the projected benefit obligation. Most of the plans' insurance contracts are categorized as level 2 while one plan has a level 3 insurance contract.

The fair value of our pension plan assets and postretirement benefit plans by investment category and the corresponding level within the fair value hierarchy as of March 30, 2012 are as follows:

(Amounts in millions)	**U.S. Plans**	**Non-U.S. Plans**
Fair value of pension plan assets	$ 2,419	$ 2,295
Fair value of other postretirement benefit plan assets	81	—
Total fair value of retirement plan assets as of March 30, 2012	$ 2,500	$ 2,295

U.S. Pension and Other Postretirement Benefit Plans (Amounts in millions)	**Level 1**	**Level 2 [(a)]**	**Level 3**	**Total**
Equity:				
Global/International	$ 25	$ 34	$ —	$ 59
U.S. Domestic Stocks	40	—	—	40
Domestic Equity commingled funds	5	1,040	—	1,045
Global Equity commingled funds	—	250	—	250
Global Equity mutual funds	93	—	—	93
Fixed Income:				
U.S. Treasuries	—	72	—	72
U.S. Government Agencies	—	10	—	10
Non U.S. Government	—	2	—	2
Mortgage and asset backed securities	—	118	—	118
Corporate[(b)]	—	82	—	82
Fixed income commingled funds	3	689	—	692
Other fixed income securities	—	—	—	—
Cash equivalents	8	58	—	66
Total	$ 174	$ 2,355	$ —	$ 2,529
Unsettled Trade Receivable and Accrued Income				84
Unsettled Trade Payable and Accrued Expenses				(113)
Fair value of assets for U.S. pension and postretirement medical plans as of March 30, 2012				$ 2,500

Non-U.S. Pension Plan Assets (Amounts in millions)	**Level 1**	**Level 2 [(a)]**	**Level 3**	**Total**
Equity:				
U.S./North American Equity commingled funds	$ —	$ 40	$ —	$ 40
Global/International Equity commingled funds	—	757	—	757
Global equity mutual funds	78	—	—	78
Fixed Income:				
Fixed income commingled funds	115	1,104	—	1,219
Insurance contracts	—	141	5	146
Cash equivalents	—	13	—	13
Other	—	42	—	42
Total	$ 193	$ 2,097	$ 5	$ 2,295
Unsettled Trades				—
Fair value of non-U.S. pension assets as of March 30, 2012				$ 2,295

(a) The majority of retirement plan assets are invested in a variety of commingled funds and fixed income. This results in a high amount of Level 2 investments.
(b) Primarily investment grade.

Below is a reconciliation of the assets valued using significant unobservable inputs (Level 3):

(Amounts in millions)	Non-U.S. Plans Insurance Contracts
Beginning balance as of April 1, 2011	$ —
Asset acquired in purchase of iSOFT	3
Actual return on plan assets relating to assets still held at the reporting date	—
Actual return on plan assets relating to assets sold during the period	—
Purchases, sales, and settlements	2
Transfers in and / or out of Level 3	—
Changes due to exchange rates	—
Ending balance as of March 30, 2012	$ 5

The fair value of our pension plan assets and postretirement benefit plans by investment category and the corresponding level within the fair value hierarchy as of April 1, 2011, are as follows:

(Amounts in millions)	U.S. Plans	Non-U.S. Plans
Fair value of pension plan assets	$ 2,276	$ 2,083
Fair value of other postretirement benefit plan assets	79	—
Total fair value of retirement plan assets as of April 1, 2011	$ 2,355	$ 2,083

U.S. Pension and Other Postretirement Benefit Plans (Amounts in millions)	Level 1	Level 2 [(a)]	Level 3	Total
Equity:				
Global/International	$ 75	$ 23	$ —	$ 98
U.S. Domestic Stocks	—	—	—	—
Domestic Equity commingled funds	5	934	—	939
Global Equity commingled funds	—	257	—	257
Global Equity mutual funds	93	—	—	93
Fixed Income:				
U.S. Treasuries	—	95	—	95
U.S. Government Agencies	—	14	—	14
Non U.S. Government	—	1	—	1
Mortgage and asset backed securities	—	141	—	141
Corporate[(b)]	—	78	—	78
Fixed income commingled funds	3	637	—	640
Other fixed income securities	—	10	—	10
Cash equivalents	1	77	—	78
Total	$ 177	$ 2,267	$ —	$ 2,444
Unsettled Trade Receivable and Accrued Income				86
Unsettled Trade Payable and Accrued Expenses				(175)
Fair value of assets for U.S. pension and postretirement medical plans as of April 1, 2011				$ 2,355

NON-U.S. PENSION PLAN ASSETS (Amounts in millions)	Level 1	Level 2 [(a)]	Level 3	Total
Equity:				
U.S./North American Equity commingled funds	$ —	$ 43	$ —	$ 43
Global/International Equity commingled funds	—	671	—	671
Global equity mutual funds	78	—	—	78
Fixed Income:				
Fixed income commingled funds	112	1,011	—	1,123
Insurance contracts	—	137	—	137
Cash equivalents	—	15	—	15
Other	—	13	—	13
Total	$ 190	$ 1,890	$ —	$ 2,080
Unsettled Trades				3
Fair value of non-U.S. pension assets as of April 1, 2011				$ 2,083

(a) *The majority of retirement plan assets are invested in a variety of commingled funds and fixed income. This results in a high amount of Level 2 investments.*
(b) *Primarily investment grade.*

The asset allocation of pension plans at March 30, 2012 and April 1, 2011, respectively, is as follows:

	U.S. Plans		Non-U.S. Plans	
Asset Category	**March 30, 2012**	**April 1, 2011**	**March 30, 2012**	**April 1, 2011**
Equity securities	59%	57%	38%	38%
Debt securities	39%	40%	53%	54%
Cash and other	2%	3%	9%	8%
Total	100%	100%	100%	100%

The asset allocation for U.S. other postretirement benefit plans at March 30, 2012 and April 1, 2011, respectively, is as follows:

	Percentage of Plan Assets at Year End	
Asset Category	**March 30, 2012**	**April 1, 2011**
Equity securities	30%	53%
Debt securities	20%	37%
Cash and other	50%	10%
Total	100%	100%

Return on Assets

In the U.S., the Company uses a "building block" approach to compute the expected long-term rate of return using major asset classes such as equities and bonds. Starting with long run projected bond yields, an equity risk premium is added to estimate the equity long-term rate of return. Consideration is also given to the extent active management is employed in each asset class. A single expected long-term rate of return on plan assets is then calculated by weighting each asset class. Historical returns and peer data were also reviewed for reasonableness.

The U.K. expected long-term rate of return is computed in a similar fashion using a forward looking equity risk premium taking into account the global nature of the equity portfolio. It is blended on a weighted average basis with an appropriate return for the allocation to bond investments.

Retirement Plan Discount Rate

The U.S. discount rate assumption is prepared with a two step process; the first step discounts the stream of expected annual benefit payments using high-quality corporate bond yields. In step two, the sum of each year's discounted benefit payments are used to determine a single equivalent discount rate. More specifically, the discount rate was determined by discounting each future year's expected benefit payments (excluding future service) by a corresponding rate in two nationally recognized independent third party yield curves, going out 99 years into the future. The discounting of future benefit payments resulted in an equivalent present value as if all future benefits were discounted at the single rate (average of two).

In fiscal 2012 the UK pension plans began using the AA Corporate Bond Mercer Pension Discount Yield Curve to set the discount rate. This yield curve approach determines a single equivalent discount rate from a curve based on market data using sample scheme cash flow data as a proxy to scheme specific liability cash flows. The benefits of the Mercer Pension Discount Yield Curve over the iBoxx GBP Corporates AA +15 index is that it provides the flexibility to use cash flow data over the average duration of the pension scheme's liabilities rather than over a set time period of 15 years. For years prior to fiscal 2012, the U.K. discount rate assumption was set by reference to the yield on the iBoxx GBP AA rated +15 years corporate bond index with an appropriate adjustment for duration if necessary after considering yield curve models and conditions in credit markets.

Other Benefit Plans

The Company sponsors several defined contribution plans for substantially all U.S. employees and certain foreign employees. The plans allow employees to contribute a portion of their earnings in accordance with specified guidelines. At March 30, 2012, plan assets included 10,234,401 shares of the Company's common stock. During fiscal 2012, fiscal 2011, and fiscal 2010, the Company contributed $223 million, $207 million, and $203 million, respectively.

Effective August 14, 1995, the Company adopted the Computer Sciences Corporation Deferred Compensation Plan (the Plan). The Plan consists of two separate plans, one for the benefit of key executives and one for the benefit of non-employee directors. Pursuant to the Plan, certain management and highly compensated employees are eligible to defer all or a portion of their regular salary that exceeds the limitation set forth in Internal Revenue Section 401(a)(17) and all or a portion of their incentive compensation, and non-employee directors are eligible to defer up to 100% of their compensation. Each plan participant is fully vested in all deferred compensation and earnings credited to his or her account. The liability, which is included in "Other long-term liabilities" under the Plan, amounted to $129 million as of March 30, 2012 and $124 million as of April 1, 2011. The Company's expense under the Plan totaled $8 million, $8 million, and $7 million, for fiscal 2012, fiscal 2011, and fiscal 2010, respectively.

Note 13 – Stockholders' Equity

Stock Repurchase Program

In December 2010, the Company's board of directors approved a share repurchase program authorizing up to $1 billion in share repurchases of the Company's outstanding common stock. CSC expects to implement the program through purchases made in open market transactions in compliance with Securities and Exchange Commission rules, market conditions, and applicable state and federal legal requirements. The timing, volume, and nature of share repurchases will be at the discretion of management, and may be suspended or discontinued at any time. No end date has been established for the repurchase program. During fiscal 2012, no shares were purchased through open market purchases.

In the fourth quarter of fiscal 2011, 1,353,000 shares were purchased through open market purchases for an aggregate consideration of $65 million at a weighted average price of $48.01 per share. The shares repurchased were retired immediately and included in the category of authorized but unissued shares. The excess of purchase price over par value of the shares repurchased was allocated between additional paid-in capital and retained earnings.

Treasury Stock Transactions

In fiscal 2012, the Company accepted 21,755 shares of its common stock in lieu of cash in connection with exercise of stock options, and 104,117 shares in lieu of cash in connection with the tax withholdings associated with the release of common stock upon vesting of restricted stock and restricted stock units.

Similarly, in fiscal 2011, the Company accepted 55,962 shares of its common stock in lieu of cash in connection with exercise of stock options, and 51,935 shares in lieu of cash in connection with the tax withholdings associated with the release of common stock upon vesting of restricted stock and restricted stock units.

Dividends

During fiscal 2012, the Company declared cash dividends per common share of $0.80 totaling $124 million. Of the total dividends declared, $31 million was unpaid as of March 30, 2012.

Similarly, in fiscal 2011, the Company declared cash dividends per common share of $0.70 totaling $108 million. Of the total dividends declared, $31 million was unpaid as of April 1, 2011.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of tax effects, are as follows:

	As of	
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**
Foreign currency translation adjustment	$ 160	$ 284
Unfunded pension adjustment	(1,253)	(974)
Accumulated other comprehensive loss	$ (1,093)	$ (690)

Note 14 – Stock Incentive Plans

Employee Incentives

The Company has three stock incentive plans which authorize the issuance of stock options, restricted stock and other stock-based incentives to employees upon terms approved by the Compensation Committee of the Board of Directors. The Company issues authorized but previously unissued shares upon the exercise of stock options, the granting of restricted stock and the redemption of restricted stock units (RSUs). As of March 30, 2012, 14,885,007 shares of CSC common stock were available for the grant of future stock options, equity awards or other stock-based incentives to employees. See Stock-Based Compensation section of Note 1 for further details.

Stock Options

The Company's standard vesting schedule for stock options is one-third on each of the first three anniversaries of the grant date. Stock options are generally granted for a term of ten years. Information concerning stock options granted under stock incentive plans during fiscal 2012, fiscal 2011, and fiscal 2010 is as follows:

	Number of Option Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (In millions)
Outstanding as of April 3, 2009	18,294,562	$ 47.15	5.53	$ 23
Granted	2,891,730	42.65		
Exercised	(2,448,783)	41.45		
Canceled/Forfeited	(349,836)	49.11		
Expired	(1,379,276)	57.04		
Outstanding as of April 2, 2010	17,008,397	46.36	5.58	141
Granted	2,818,874	48.23		
Exercised	(1,868,544)	40.61		
Canceled/Forfeited	(324,612)	46.00		
Expired	(573,922)	55.52		
Outstanding as of April 1, 2011	17,060,193	47.00	5.54	69
Granted	2,457,509	38.18		
Exercised	(428,844)	35.95		
Canceled/Forfeited	(579,069)	41.75		
Expired	(776,227)	49.05		
Outstanding as of March 30, 2012	17,733,562	46.13	5.08	1
Vested and expected to vest in the future as of March 30, 2012	17,556,850	46.18	5.04	1
Exercisable as of March 30, 2012	13,473,538	47.31	4.00	1

	March 30, 2012				
	Options Outstanding			Options Exercisable	
Range of Option Exercise Price	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Number Exercisable	Weighted Average Exercise Price
$8.29-$42.12	6,255,325	$ 38.64	5.81	3,565,061	$ 38.37
$42.21-$48.61	6,860,748	46.94	4.95	5,391,491	46.67
$48.65-$60.25	4,617,489	55.06	4.30	4,516,986	55.12
	17,733,562			13,473,538	

The total intrinsic value of options exercised during fiscal 2012, fiscal 2011, and fiscal 2010, was $5 million, $22 million, and $30 million, respectively. The total intrinsic value of stock options is based on the difference between the fair market value of the Company's common stock less the applicable exercise price. The total grant date fair value of stock options vested during fiscal 2012, fiscal 2011, and fiscal 2010, was $27 million, $40 million, and $31 million, respectively. The cash received from stock options exercised during fiscal 2012, fiscal 2011, and fiscal 2010, was $15 million, $73 million, and $100 million, respectively.

As of March 30, 2012, there was $28 million of total unrecognized compensation expense related to unvested stock options, net of expected forfeitures. The cost is expected to be recognized over a weighted-average period of 1.67 years.

Other Equity Awards

Other Equity Awards, including restricted stock and RSUs, generally vest over periods of three to five years. Restricted stock awards consist of shares of common stock of the Company issued at a price of $0. Upon issuance to an employee, shares of restricted stock become outstanding, receive dividends and have voting rights. The shares are subject to forfeiture and to restrictions which limit the sale or transfer during the restriction period. Upon the vesting date, RSUs are automatically redeemed for shares of CSC common stock and dividend equivalents. If, prior to the redemption in full of the RSU, the employee's status as a full-time employee is terminated, then the RSU is automatically canceled on the employment termination date and any unvested shares are forfeited.

A portion of the Other Equity Awards granted during fiscal 2012 consisted of performance-based RSUs. The number of units that ultimately vest pursuant to such awards is dependent upon the Company's achievement of certain specified performance criteria over a two or three-year period. Awards are redeemed for shares of CSC common stock and dividend equivalents upon the filing with the SEC of the Annual Report on Form 10-K for the last fiscal year of the performance period. Compensation expense during the performance period is estimated at each reporting date using management's expectation of the probable achievement of the specified performance criteria and is adjusted to the extent the expected achievement changes. In the table below, such awards are reflected at the number of shares to be redeemed upon achievement of target performance measures.

During fiscal 2012, certain executives were awarded service-based RSUs for which the shares are redeemable over the ten anniversaries following the executive's termination, provided the executive remains a full-time employee of the Company until reaching the earlier of age 65 or age 55 or over with at least ten years of service and after termination complies with certain non-competition covenants during the ten-year period.

Information concerning Other Equity Awards granted under stock incentive plans during fiscal 2012, fiscal 2011, and fiscal 2010, is as follows:

	Number of Shares	Weighted Average Fair Value
Outstanding as of April 3, 2009	881,504	$ 49.41
Granted	627,542	42.31
Released/Issued	(164,553)	49.52
Canceled/Forfeited	(189,825)	47.34
Outstanding as of April 2, 2010	1,154,668	45.88
Granted	492,523	48.15
Released/Issued	(151,893)	50.40
Canceled/Forfeited	(16,728)	51.94
Outstanding as of April 1, 2011	1,478,570	46.10
Granted	1,009,743	35.45
Released/Issued	(419,351)	48.21
Canceled/Forfeited	(328,037)	41.44
Outstanding as of March 30, 2012	1,740,925	40.29

As of March 30, 2012, there was $24 million of total unrecognized compensation expense related to unvested restricted stock units, net of expected forfeitures. The cost is expected to be recognized over a weighted-average period of 2.42 years.

Nonemployee Director Incentives

The Company has two stock incentive plans which authorize the issuance of stock options, restricted stock and other stock-based incentives to nonemployee directors upon terms approved by the Company's Board of Directors. As of

March 30, 2012, 115,200 shares of CSC common stock remained available for the grant to nonemployee directors of future RSUs or other stock-based incentives.

Generally, RSU awards to nonemployee directors vest in full as of the next annual meeting of the Company's stockholders following the date they are granted and are issued at a price of $0. Information concerning RSUs granted to nonemployee directors during fiscal 2012, fiscal 2011, and fiscal 2010 is as follows:

	Number of Shares	Weighted Average Fair Value
Outstanding as of April 3, 2009	113,021	$ 45.96
Granted	20,800	48.97
Released/Issued	(600)	37.81
Canceled/Forfeited	—	—
Outstanding as of April 2, 2010	133,221	46.47
Granted	25,700	39.46
Released/Issued	(180)	42.69
Canceled/Forfeited	—	—
Outstanding as of April 1, 2011	158,741	45.34
Granted	37,800	30.07
Released/Issued	(180)	42.69
Canceled/Forfeited	—	—
Outstanding as of March 30, 2012	196,361	42.81

When a holder of RSUs ceases to be a director of the Company, the RSUs are automatically redeemed for shares of CSC common stock and dividend equivalents with respect to such shares. The number of shares to be delivered upon redemption is equal to the number of RSUs that are vested at the time the holder ceases to be a director. At the holder's election, the RSUs may be redeemed (i) in their entirety, upon the day the holder ceases to be a director, or (ii) in substantially equal amounts upon the first five, ten or fifteen anniversaries of such termination of service.

Note 15 – Segment and Geographic Information

CSC provides IT and business process outsourcing, consulting, systems integration and other IT services to its customers. The Company targets the delivery of these services within three broad lines of business or sectors: North American Public Sector, Managed Services Sector, and Business Solutions and Services.

The Company's reportable segments are as follows:

- North American Public Sector (NPS) – The NPS segment provides services to the U.S. federal government and its agencies, civil departments and branches of military, and operates principally within a regulatory environment subject to governmental contracting and accounting requirements, including Federal Acquisition Regulations, Cost Accounting Standards and audits by various U.S. federal agencies.

- Managed Services Sector (MSS) – The MSS segment provides large-scale and mid-size outsourcing solutions and services to customers globally.

- Business Solutions and Services (BSS) – The BSS segment provides industry specific consulting and systems integration services, business process outsourcing, and intellectual property-based software solutions.

The following table summarizes operating results by reportable segment:

Twelve Months Ended (Amounts in millions	NPS[1]	MSS	BSS[2]	Corporate	Eliminations	Total
March 30, 2012						
Revenues	$ 5,703	$ 6,618	$ 3,677	$ 13	$ (134)	$ 15,877
Operating income (loss)	132	19	(1,337)	(65)	—	(1,251)
Depreciation and amortization	162	815	159	16	—	1,152
April 1, 2011						
Revenues	$ 6,002	$ 6,583	$ 3,570	$ 14	$ (127)	$ 16,042
Operating income (loss)	528	481	280	(72)	—	1,217
Depreciation and amortization	133	777	132	31	—	1,073
April 2, 2010						
Revenues	$ 6,095	$ 6,451	$ 3,483	$ 17	$ (125)	$ 15,921
Operating income (loss)	524	633	316	(77)	(1)	1,395
Depreciation and amortization	132	809	143	11	—	1,095

(1) *The fiscal 2012 amounts include $42 million reduction of revenue and $269 million in reduction in operating income as a result of the settlement of claims with the U.S. government (see Note 17).*

(2) *The fiscal 2012 amounts include $204 million reduction of revenue and $1,485 million in reduction of operating income as a result of the charge associated with the NHS contract (see Note 16).*

Operating income provides useful information to the Company's management for assessment of the Company's performance and results of operations. Components of the measure are utilized to determine executive compensation along with other measures.

Reconciliation of consolidated operating (loss) income to (loss) income from continuing operations before taxes is as follows:

	Twelve Months Ended		
(Amounts in millions)	**March 30, 2012**	**April 1, 2011**	**April 2, 2010**
Operating (loss) income	$ (1,251)	$ 1,217	$ 1,395
Corporate G&A	(219)	(138)	(168)
Interest expense	(176)	(168)	(252)
Interest income	38	37	27
Goodwill impairment	(2,745)	—	—
Other income (expense), net	6	20	20
(Loss) income from continuing operations before taxes	$ (4,347)	$ 968	$ 1,022

During fiscal 2012 and fiscal 2011, the Company recorded certain pre-tax out-of-period adjustments related to its MSS and BSS segments which should have been recorded in prior fiscal years (See Note 2). The following tables summarize the effect of the pre-tax out-of-period adjustments on the MSS and BSS segment results for fiscal 2012, fiscal 2011 and fiscal 2010, as if the adjustments had been recorded in the appropriate year.

Twelve Months Ended	MSS		
(Amounts in millions)	As Reported	Increase/ (Decrease)	Adjusted
March 30, 2012			
Revenues	$ 6,618	$ 7	$ 6,625
Operating income (loss)	19	34	53
Depreciation and amortization	815	(2)	813
April 1, 2011			
Revenues	$ 6,583	$ 33	$ 6,616
Operating income (loss)	481	46	527
Depreciation and amortization	777	3	780
April 2, 2010			
Revenues	$ 6,451	$ (21)	$ 6,430
Operating income (loss)	633	(51)	582
Depreciation and amortization	809	(1)	808

Twelve Months Ended	BSS		
(Amounts in millions)	As Reported	Increase/ (Decrease)	Adjusted
March 30, 2012			
Revenues	$ 3,677	$ 15	$ 3,692
Operating (loss) income	(1,337)	29	(1,308)
Depreciation and amortization	159	—	159
April 1, 2011			
Revenues	$ 3,570	$ (15)	$ 3,555
Operating income (loss)	280	(10)	270
Depreciation and amortization	132	—	132
April 2, 2010			
Revenues	$ 3,483	$ (4)	$ 3,479
Operating income (loss)	316	(5)	311
Depreciation and amortization	143	—	143

Revenue by country is based on the location of the selling business unit. Property and equipment, total assets and capital expenditures (purchase of property and equipment) information is based on the physical location of the asset. Geographic revenue, property and equipment, net, total assets, and capital expenditures for the three years ended March 30, 2012, April 1, 2011, and April 2, 2010, is as follows:

	March 30, 2012				
(Amounts in millions)	United States	United Kingdom	Other Europe	Other International	Total
Revenue	$ 9,699	$ 1,576	$ 2,538	$ 2,064	$ 15,877
Property and Equipment, net	1,406	367	237	431	2,441
Total Assets	6,198	1,329	1,115	2,547	11,189
Capital Expenditures	444	77	90	218	829

	April 1, 2011				
	United States	United Kingdom	Other Europe	Other International	Total
Revenue	$ 10,125	$ 1,869	$ 2,367	$ 1,681	$ 16,042
Property and Equipment, net	1,396	403	291	406	2,496
Total Assets	6,855	2,998	3,884	2,383	16,120
Capital Expenditures	577	116	100	179	972

	April 2, 2010				
	United States	United Kingdom	Other Europe	Other International	Total
Revenue	$ 10,062	$ 1,923	$ 2,478	$ 1,458	$ 15,921
Property and Equipment, net	1,274	372	264	331	2,241
Total Assets	5,312	3,046	3,882	4,215	16,455
Capital Expenditures	345	100	92	97	634

The Company derives a significant portion of its revenues from departments and agencies of the U.S. federal government which accounted for 35%, 36%, and 37% of the Company's revenues for fiscal 2012, fiscal 2011, and fiscal 2010, respectively. At March 30, 2012 and April 1, 2011, approximately 33% and 41% of the Company's net accounts receivables was due from the U.S. federal government. No single commercial customer exceeded 10% of the Company's revenues during fiscal 2012, fiscal 2011, or fiscal 2010.

Note 16 – Cost of Services – Specified Contract Charge

As described more fully below, the Company recorded a charge of $1.5 billion in the fiscal 2012 third quarter, with $204 million recorded as a reduction of revenue, in connection with the Company's ongoing negotiations with the U.K. National Health Service (NHS).

NHS Agreement

The Company and the NHS are parties to a £2.9 billion (approximately $5.4 billion at originally announced exchange rates) contract under which the Company is developing and deploying an integrated electronic patient records system. The NHS contract was amended in April 2009 and the parties have entered into variation agreements subsequent to the 2009 amendment agreeing to various operational terms and conditions. The 2009 amendment included mutual releases of all claims existing at the time of the amendment.

In 2010, as part of the U.K. government's austerity program and to address delays in development and deployments, the Company and NHS discussed modification of the contract scope in order to reduce the total contract value by £500 million. During the fourth quarter of fiscal year 2011, additional scope modification and total contract value reduction were discussed, bringing the combined total contract value reductions to £764 million which would reduce the total contract value to approximately £2.1 billion or $3.3 billion. Terms related to this scope modification and contract value reduction were included in a negotiated but unsigned memorandum of understanding (MOU), which is described in greater detail below.

As previously disclosed, CSC was informed by NHS in December 2011 that neither the MOU nor the related contract amendment then under discussion would be approved by the U.K. government. Based on subsequent discussions between CSC and the NHS regarding proposals advanced by both parties reflecting significant scope modifications, a reduced commitment by the NHS for deployment of the Lorenzo software product, revised delivery and payment terms, payments by the NHS for CSC-incurred costs and commitment and contract value reductions that differed materially from those contemplated by the MOU, on March 2, 2012, CSC and the NHS entered into a non-binding letter of intent that included the statement of principles that would serve as the basis for an interim agreement between the parties. The letter of intent, which is without prejudice and is described in greater detail below, contemplates that under the interim agreement the NHS would provide a commitment of a certain number of trusts, some to be named in the interim agreement and the remainder within six months, to receive the Lorenzo software product, the principal software product under the contract owned and licensed by the Company's subcontractor, iSOFT Group Limited, and which has been redefined into deployment units categorized as "base product" and "additional product" for pricing purposes.

While the parties intended to conclude a binding interim agreement by March 30, 2012, as previously disclosed, no agreement has yet been reached. The parties have continued discussions concerning the interim agreement. The previously disclosed Lorenzo-related standstill agreement remains in effect through June 1, 2012.

There can be no assurance that CSC and NHS will enter into the interim agreement or any amendment to the existing agreement or if the parties do not enter into the interim agreement or an amendment by June 1, 2012 that the Lorenzo-related standstill arrangement will be extended. Likewise, there can be no assurance that if the interim agreement or any amendment are negotiated and entered into, that such documents as finally negotiated will be on terms favorable to CSC or as provided in the letter of intent.

Background

Since CSC and NHS signed the 2009 contract amendment discussed above, various disputes have arisen between the parties, primarily related to delays in development and deployment of the Lorenzo software product. NHS notified the Company of various alleged events of default under the contract related to these delays and other alleged operational issues. In response, the Company has cured or is in the process of curing the alleged events of default, asserted that failures and breaches of contract on the part of NHS have caused these delays and issues, paid certain immaterial amounts as delay deductions into escrow under the contract for final resolution as part of the expected contract amendment, or otherwise disputed these allegations. Except as described below with regard to NHS' allegations related to Pennine Care NHS Foundation Trust (Pennine), when NHS has notified the Company of alleged events of default, it has generally reserved its rights without demanding, pursuing or otherwise asserting further remedies.

On February 4, 2011, NHS formally notified the Company that it believed the Company's failure to achieve a key milestone related to the Pennine Lorenzo deployment by January 28, 2011, constituted a breach of contract and NHS was considering its position on termination of all or parts of the contract; however, NHS subsequently clarified that its notice was not intended to suggest that termination was the only option which it is considering and, in fact, NHS was considering the full range of options it believed were available to NHS. The Company has disputed the alleged breach. NHS is not at this time actively pursuing this claim under the dispute resolution procedures of the contract. Notwithstanding the dispute, both NHS and the Company continued discussions with the intention of finalizing the terms of the MOU. Pennine subsequently elected not to continue with the Lorenzo deployment, and Humber NHS Foundation Trust became the early adopter for mental health functionality to replace Pennine Care Mental Health Trust. CSC and the NHS are negotiating an agreement to document this replacement under the contract.

As described above, NHS and the Company were in discussions in 2010 and 2011 regarding an MOU which would set forth an agreement in principle to the key terms of a reduction in scope, and related total contract value. Beginning in the second half of fiscal year 2011, the MOU discussions also included negotiation of terms and conditions which would form the basis for the parties' future obligations under the contract and final resolution of all claims and disputes between the parties. The MOU generally represented a non-binding agreement in principle; however, it included a legally binding standstill agreement which provided that, while the parties were negotiating a contract amendment to implement the terms of the MOU, neither party would pursue any claims against the other party. Negotiation of the terms of the MOU was confirmed by the NHS to be substantially completed in May 2011. Subsequent government reviews of the MOU occurred as follows. A review of the overall NHS IT program for delivery of an integrated electronic patient records system, including but not limited to the Company's contract with NHS, was conducted by the U.K. Major Projects Authority, the joint U.K. Cabinet Office-Treasury body which oversees large public sector projects, and is described further below. The U.K. House of Commons Public Accounts Committee also undertook a review of the overall NHS IT program and issued its report on August 3, 2011. The Committee's report was critical of the performance of the IT suppliers involved in the program, including that of the Company, and of NHS' management of the program, as well as the benefits achieved under the program to date. Further, the Committee recommended that the Department of Health should review whether to continue the program and whether the remaining program funding should be spent elsewhere. The Committee also recommended that the Major Projects Authority exercise close scrutiny over the NHS' continuing negotiations with the Company and that the government give serious consideration to whether the Company has proved itself fit to tender for other government work. The NHS advised the Public Accounts Committee in the Committee's May 23, 2011, public hearing that it intended to go forward with the IT program and to complete negotiations with the Company.

On September 22, 2011 the U.K. Major Projects Authority published in redacted form its "Programme Assessment Review of the National Programme for IT" (NPfIT) following completion of its review of the overall NHS IT program for delivery of an integrated electronic patient records system. The review included a review of the Company's Local Service Provider contract. The Major Projects Authority concluded that the elements and vision of NPfIT relating to connectivity and flexibility remain valid, however the view of a single all encompassing service delivering full integration does not align with the needs of clinicians and should be simplified. The report also concluded that the Local Service Provider contracts, including the Company's contract, are owned centrally but delivered into a care setting that is the responsibility of individual trusts and, therefore, authority and responsibility under these contracts in the future should be clearly aligned in the new NHS environment of local decision making. The Company publicly expressed its full support for this direction, which was first announced by the NHS in September 2010, and believes that the significantly modified, more flexible approach proposed by the Company in the MOU to drive faster deployment and support more localized decision making would enable the U.K. government to reap the benefits required from past investments. In a statement issued on September 22, 2011, Cabinet Office ministers and NHS officials stated that they would continue to work with existing suppliers, such as the Company, to determine the best way to deliver services in a way which allows the local NHS to exercise choice while delivering the best value for money. The Company reiterated to the U.K. government its view that these factors were key principles on which the parties conceived and negotiated the MOU.

In November 2011, the Company, the NHS and Cabinet officials resumed discussions on the MOU and the way forward, which included discussions regarding a proposed contract amendment with different scope modifications and contract value reductions than those contemplated by the MOU. In late December 2011, CSC was informed that neither the MOU nor the contract amendment then under discussion would be approved by the government. Notwithstanding the foregoing, CSC and the NHS continue discussions in 2012 regarding proposals advanced by both parties, which led to the execution of the letter of intent discussed above.

Under the March 2, 2012 letter of intent executed by CSC and NHS, the parties have agreed to a set of high-level principles, which are intended to be reflected in a binding interim agreement to be entered into by the parties. The non-binding letter of intent contemplates that under the interim agreement, NHS will provide a commitment of a certain number of trusts, some to be named in the interim agreement and the remainder within six months, to receive the Lorenzo software product, which has been redefined into deployment units categorized as "base product" and "additional product" for pricing purposes. In addition to the amounts committed by NHS for the base product, additional amounts will be available from centrally available funds for additional products, supplemental trust activity and local configuration. The letter of intent also contemplates that the interim agreement will provide for a structured set of payments following certain product deliveries, as well as additional payments to CSC, which would cover, among other items, various deployments for the named trusts and payments for work already performed. Any payments would be made only if the binding interim agreement is entered into by the parties.

The letter of intent provides that the interim agreement will contain an optional purchase arrangement for those additional trusts (other than the committed named trusts) that choose to take a deployment of Lorenzo. Pricing will be the same as that applicable to the committed named trusts.

The letter of intent provides for an interim Lorenzo-related standstill arrangement and contemplates that a mutual release of all accrued claims with respect to the Lorenzo deployments will be included as part of the interim agreement. The interim agreement, if agreed, will form the basis of an amendment and restatement of the existing NHS contract to be negotiated by the parties. Entry into the interim agreement, and ultimately the amendment, will require U.K. government approvals. There can be no assurance that such approvals will be obtained.

While the parties intended to conclude a binding interim agreement by March 30, 2012, as previously disclosed, no agreement has yet been reached. The parties have continued discussions concerning the interim agreement. The previously disclosed Lorenzo-related standstill agreement remains in effect through June 1, 2012.

There can be no assurance that CSC and NHS will enter into the interim agreement or any amendment to the existing agreement or if the parties do not enter into the interim agreement or an amendment by June 1, 2012 that the Lorenzo-related standstill arrangement will be extended. Likewise, there can be no assurance that if the interim agreement or any amendment are negotiated and entered into, that such documents as finally negotiated will be on terms favorable to CSC or as provided in the letter of intent.

Contract charge

The contract has been accounted for using the percentage of completion method based on management's best estimates of total contract revenue and costs. While software development and deployment activities continue in cooperation with the NHS, because of the December 2011 communication rejecting the MOU referred to above, the proposals to significantly reduce the scope and value of the Lorenzo deployments, and the uncertainty over the results of these negotiations, CSC has revised its estimate of revenues and costs at completion under this method to include only those revenues reasonably assured of collection. As a result of this change in estimate, the Company recorded a $1,485 million contract charge as of December 30, 2011, including a $204 million reduction of revenue. This charge included the write-off of its work in process balance of $1,263 million, billed and unbilled receivables of $204 million and net other assets and liabilities of $18 million, resulting in no material remaining net assets. While the contract is in a cumulative loss position as of December 30, 2011, an additional forward loss is not evident and has not been accrued, but further losses could be incurred by CSC depending on the outcome of negotiations, the terms of any potential agreement, or if no agreement is concluded. The Company is unable to estimate the amount of such additional costs; however, such costs could be material. In addition, depending on the outcome of the negotiations discussed above, it is also reasonably possible that an agreement amending the terms of the NHS contract, if concluded, could result in a payment for the recovery of a portion of the amounts that have been written off as of March 30, 2012, and therefore generate a gain in the near term. However, there can be no assurance that an agreement with NHS will be concluded, that the terms of any such agreement would be favorable to CSC or as provided in the letter of intent, that any gain will be generated in the event such an agreement is concluded or that any recovery will occur.

Other matters

On April 1, 2011, pursuant to the Company's Local Service Provider contract, the NHS made an advance payment to the Company of £200 million (currently approximately $319 million) related to the forecasted charges expected by the Company during fiscal year 2012. The amount of this advance payment contemplated the scope and deployment schedule expected under the MOU and the parties had anticipated that the MOU would be completed and contract amendment negotiations would be underway by September 30, 2011. The advance payment agreement provided the NHS the option to require repayment of the advance payment if the parties were not progressing satisfactorily toward completion of the expected contract amendment by September 30, 2011. Because completion of the MOU had been subject to delays in government approvals and, as a result, contract amendment negotiations had not progressed, the NHS required the Company to repay approximately £170 million (approximately $265 million) of the April 1, 2011 advance payment on September 30, 2011, and the Company agreed and made the repayment as requested. The Company repaid the remaining advance contract payment during March 2012.

NHS has the right to terminate the contract for convenience, in which case NHS would owe significant termination fees to the Company and would be subject to claims by the Company as further described below. The Company believes that NHS, when considering its alternatives of maintaining the contract in existing or varied form or terminating the contract, will consider costs and risks that NHS may incur over and above those related to termination fees, damages and costs that may be payable to the Company and the associated legal processes, including the cost of initiating and managing a public tender procedure or procedures to obtain one or more suitable replacement suppliers, the operational risk of switching suppliers at this stage in the contract with the Company, the cost of alternative suppliers, and the cost of obtaining exit management services from the Company to ensure an orderly transition to one or more replacement suppliers. In addition, if NHS terminated the contract for convenience, possible claims that the Company has against NHS include claims for compensation due to delays and excess costs caused by NHS or for contractual deployment delay remedies or for costs associated with change. In the event of termination for convenience, the contract states that the total amount recoverable by the Company solely from termination fees payable by NHS is determined in accordance with a contractual formula. This formula includes a cap which varies by reference to the date of termination, but in any event decreases on a monthly basis with total elimination of termination fees by April 2015. Based upon events to date, the Company does not anticipate that the NHS will terminate the contract. However, if NHS had terminated the entire contract for convenience with immediate effect at March 30, 2012, the termination fee would have been capped at approximately £430 million ($672 million). In addition, the Company would be entitled by way of termination fee to a sum to compensate for the profit that CSC would have earned over the following 12 months had the contract not been terminated. Additional amounts recoverable from claims by the Company or any mitigation efforts by the Company are uncertain and cannot be reasonably estimated at this time. The Company's total recovery in a termination for convenience scenario, therefore, would depend on a number of factors but would likely be greater than the net asset value associated with the contract, which as a result of the contract charge described above is approximately zero. Future deployment delays caused by the Company could, however, result in reduced recovery by the Company.

If the parties do not successfully conclude an amendment, either or both parties could elect to assert claims against the other for breach of contract or similar claims. Subject to a legal obligation to mitigate its damages and subject to contractual limits of the Company's liability, NHS could elect in this event to seek delay damages under the contract or terminate the contract and seek damages from the Company, including alleged damages for the cost of a replacement system and for unrealized savings and benefits under the contract. The Company could assert claims against NHS for breach of contract and seek damages from NHS, including compensation due to delays and excess costs caused by NHS or for contractual deployment delay remedies. If NHS wrongfully seeks to terminate the contract and refuses to withdraw its termination notice following the Company's demand, the Company could assert a claim for wrongful termination and seek damages for repudiatory breach of contract. Although the parties have not asserted claims formally in any arbitration or other legal proceeding, there can be no assurance that in any such proceeding NHS will not assert claims against the Company for damages in a material amount. The Company believes that the NHS contract is enforceable and that NHS has no existing right to terminate the contract. However, contractual disputes and litigation of this nature are complex and inherently uncertain and the Company's position is subject to the ongoing review and evaluation of new facts and information which may come to the Company's attention. If a contractual dispute or litigation ensues, the outcome is uncertain and there can be no assurance that the Company would prevail or that the NHS would not obtain a judgment and a material award of damages against the Company which could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. If the NHS wrongfully terminated the contract on the basis of alleged material breach by the Company, the Company believes that it would be entitled to recovery for damages; however, the amount of any such recovery is uncertain and cannot be reasonably estimated at this time.

Note 17 – Settlement of Claims with U.S. Government

During the second quarter of fiscal 2012, the Company reached a definitive settlement agreement with the U.S. Government in its contract claims asserted under the Contract Disputes Act of 1978 (CDA). Under the terms of the settlement, the Company received $277 million in cash and a five-year extension (four base years plus one option year) with an estimated value of $1 billion to continue to support and expand the capabilities of the systems covered by the original contract scheduled to expire in December 2011. In exchange, the Government received unlimited rights to the Company's intellectual property developed to support the services delivered under the contract, and CSC dismissed the claims and terminated legal actions against the Government and the Government dismissed its counter claims against CSC. The contract extension contained a Requirements portion (Federal Acquisition Regulation ("FAR") 16.503) and an Indefinite Quantity portion (FAR 16.504) and is not subject to any minimum values. In December 2011, the Company signed the contract modification based on the terms described above.

The Company recorded a pre-tax charge of $269 million during the second quarter of fiscal 2012 to write down its claim related assets (claim related unbilled receivables of $379 million and deferred costs of $227 million) to reflect the cash received of $277 million, the estimated fair value of the contract extension of $45 million, and previously unapplied payments of $15 million. Of the pre-tax charge of $269 million, $42 million was recorded as a reduction of revenue and $227 million as a separately itemized charge to cost of services. The fair value of the contract extension was recorded as a contract asset and will be amortized as a reduction of revenue over the four year fixed contract term in proportion to the expected revenues or on a straight line basis, whichever is greater.

These claims relate to a contract that was awarded (the "Contract") in December 1999 as a 10 year fixed price contract. In April 2004, the contract was extended by two additional years. Revenue recorded under the core Contract was initially recognized as a single profit center using the percentage of completion method based on the guidance in ASC 605-35, "construction-type and production-type contracts."

During the course of the contract, CSC incurred significant costs for out-of-scope work that was a result of Government directed changes and delays. Negotiations with the Government were initiated to recover the costs related to this work. During the second quarter of fiscal 2007, the Company filed its 14 interest bearing claims (collectively the "CDA Claims"), then totaling approximately $858 million, with the Government. On September 11, 2007, the Company initiated litigation at the Armed Services Board of Contract Appeals ("ASBCA"), one of the two forums available for litigation of CDA claims.

In accordance with accepted practice, the Company amended its CDA Claims twice to reflect adjustments to the total value of the CDA Claims. On December 24, 2009, the Government made a partial payment of $35 million on one of the CDA Claims. Thereafter, CSC filed a second amended complaint with the ASBCA reducing the value of its CDA Claims by $35 million. On November 19, 2010, the Government and the Company entered into a formal agreement to stay the CDA Claims litigation and engage in a non-binding alternate dispute resolution ("ADR") process to resolve all outstanding CDA Claims and other issues associated with the contract. As of July 1, 2011, the Company had fourteen claims totaling approximately $675 million, excluding interest, asserted against the U.S. Federal Government under a single contract pending before the ASBCA.

Prior to the settlement, the Company believed it had valid bases for pursuing recovery of the CDA Claims supported by outside counsel's evaluation of the facts and assistance in the preparation of the claims. To verify its position, CSC requested that outside counsel analyze whether the first two conditions of Paragraph 31 of Accounting Standards Codification ("ASC") 605-35-25 were satisfied with respect to the Company's assertions of Government breaches of the contract, Government-caused delays and disruption to the Company's performance of the contract, and unanticipated additional work performed by the Company under the contract. The outside counsel issued an opinion that the Company's position met the criteria on April 22, 2005, and reiterated that opinion on May 20, 2011.

Note 18 – Restructuring Costs

In March 2012, the Company initiated restructuring actions primarily impacting its MSS segment. The objectives of this plan are to (i) align the Company's workforce across various geographies with business needs, (ii) increase use of lower cost off-shore resources, and (iii) optimize utilization of facilities. Actions under this plan commenced in March 2012 and are expected to be carried out through fiscal 2013, which will result in additional changes.

The restructuring costs accrued in fiscal 2012 comprises costs associated with employee terminations and costs associated with vacating and consolidating office space. The restructuring costs also include pension benefit augmentations that are due to certain employees in accordance with legal or contractual obligations, which will paid out over several years as part of normal pension distributions. Total restructuring costs recorded are $140 million, of which $137 million is included in cost of services and $3 million is included in selling, general and administrative expenses. Of the total $140 million restructuring costs, $108 million relates to MSS, $31 million to BSS, and $1 million to NPS.

The following table shows the composition of the restructuring liability as of March 30, 2012:

(Amounts in millions)	Costs expensed in fiscal 2012	Less: costs not affecting restructuring liability (1)	Cash paid	Other (2)	Restructuring liability as of March 30, 2012
Workforce reductions	$ 131	$ (20)	$ —	$ (1)	$ 110
Facilities costs	9	—	—	—	9
Total	$ 140	$ (20)	$ —	$ (1)	$ 119

(1) Charge primarily consist of pension benefit augmentations and are recorded as a pension liability.
(2) Foreign currency translation adjustments

Of the total $119 million restructuring liability as of March 30, 2012, $112 million is included in accrued expenses and other current liabilities and $7 million is included in other long-term liabilities.

Note 19 – Commitments and Contingencies

Commitments

The Company has operating leases for the use of certain real estate and equipment. Substantially all operating leases are non-cancelable or cancelable only by the payment of penalties. All lease payments are based on the lapse of time but include, in some cases, payments for insurance, maintenance and property taxes. There are no purchase options on operating leases at favorable terms, but most real estate leases have one or more renewal options. Certain leases on real estate are subject to annual escalations for increases in utilities and property taxes. Lease rental expense amounted to $329 million, $331 million, and $296 million, for the years ended March 30, 2012, April 1, 2011, and April 2, 2010, respectively. In addition, the Company also has $14 million of sublease income to be received through 2019.

Minimum fixed rentals required for the next five years and thereafter under operating leases in effect at March 30, 2012, are as follows:

Fiscal Year (Amounts in millions)	Real Estate	Equipment
2013	$ 228	$ 38
2014	175	24
2015	122	11
2016	84	3
2017	59	—
Thereafter	76	—
	$ 744	$ 76

The Company has signed long-term purchase agreements with certain software, hardware, telecommunication and other service providers to obtain favorable pricing and terms for services and products that are necessary for the operations of business activities. Under the terms of these agreements, the Company is contractually committed to purchase specified minimums over periods ranging from one to five years. If the Company does not meet the specified minimums, the

Company would have an obligation to pay the service provider all or a portion of the shortfall. Minimum purchase commitments are $598 million in fiscal 2013, $328 million in fiscal 2014, and $97 million in fiscal 2015, $25 million in fiscal 2016, $4 million in fiscal 2017, and none thereafter.

In the normal course of business, the Company may provide certain clients, principally governmental entities, with financial performance guarantees, which are generally backed by stand-by letters of credit or surety bonds. In general, the Company would only be liable for the amounts of these guarantees in the event that nonperformance by the Company permits termination of the related contract by the Company's client. As of March 30, 2012, the Company had $223 million of outstanding letters of credit and surety bonds relating to these performance guarantees. The Company believes it is in compliance with its performance obligations under all service contracts for which there is a financial performance guarantee, and the ultimate liability, if any, incurred in connection with these guarantees will not have a material adverse affect on its consolidated results of operations or financial position.

The Company also uses stand-by letters of credit, in lieu of cash, to support various risk management insurance policies. These letters of credit represent a contingent liability and the Company would only be liable if it defaults on its payment obligations towards these policies. As of March 30, 2012, the Company had $79 million of outstanding stand-by letters of credit. The Company also guarantees working capital lines of credit for certain of its non-U.S. business units with local financial institutions. Generally, such guarantees have a one-year term and are renewed annually.

The foreign subsidiary debt guarantees are corporate guarantees issued to secure uncommitted credit facilities for the benefit of the Company's foreign business units.

The following table summarizes the expiration of the Company's financial guarantees and stand-by letters of credit outstanding as of March 30, 2012:

(Amounts in millions)	Fiscal 2013	Fiscal 2014	Fiscal 2015 and thereafter	Total
Performance guarantees:				
Surety bonds	$ 29	$ —	$ —	$ 29
Letters of credit	176	2	16	194
Stand-by letters of credit	63	2	14	79
Foreign subsidiary guarantees	795	—	—	795
Total	$ 1,063	$ 4	$ 30	$ 1,097

The Company generally indemnifies licensees of its proprietary software products against claims brought by third parties alleging infringement of their intellectual property rights (including rights in patents (with or without geographic limitations), copyright, trademarks and trade secrets). CSC's indemnification of its licensees relates to costs arising from court awards, negotiated settlements and the related legal and internal costs of those licensees. The Company maintains the right, at its own costs, to modify or replace software in order to eliminate any infringement. Historically, CSC has not incurred any significant costs related to licensee software indemnification.

Contingencies

The Company has a contract with the U.K.'s National Health Service (NHS) to develop and deploy an integrated patient records system as a part of the U.K. Government's NHS IT program. The Company is currently in discussions with the NHS with respect to a binding interim agreement reflecting principles agreed to by the parties in a letter of intent dated March 2, 2012. See Note 16 for the status of the negotiations and the contingencies associated with the NHS contract.

During the second quarter of fiscal 2012, the Company reached a definitive settlement agreement with the U.S. Government in connection with its contract claims asserted under the Contract Disputes Act of 1978 (CDA) (see Note 17).

On May 29, 2009, a class action lawsuit entitled *Shirley Morefield vs. Computer Sciences Corporation, et al.*, Case # A-09-591338-C, was brought in state court in Clark County, Nevada, against the Company and certain current and former officers and directors asserting claims for declarative and injunctive relief related to stock option backdating. The alleged factual basis for the claims is the same as that which was alleged in a prior derivative case, *In re CSC Shareholder Derivative Litigation*, CV 06-5288, filed in U.S. District Court in Los Angeles, which was dismissed on August 9, 2007, by such court. This dismissal was affirmed on appeal by the Ninth Circuit, which judgment is final. The defendants in the *Morefield* case deny the allegations in the complaint. On June 30, 2009, the Company removed the case to the United States District Court for the District of Nevada, Case No. 2:09-cv-1176-KJD-GWF. On motion made by the plaintiffs, the District Court remanded the case to state court on February 18, 2010. Defendants filed a motion to dismiss on April 30, 2010, and plaintiffs filed their opposition on June 14, 2010. A hearing took place on August 18, 2010. A decision is still pending. It is not possible to make reasonable estimate of the amount or range of loss, if any, that could result from this matter at this time.

As previously disclosed in fiscal 2011, the Company initiated an investigation into out of period adjustments resulting from certain accounting errors in our MSS segment, primarily involving accounting irregularities in the Nordic region. Initially, the investigation was conducted by Company personnel, but outside Company counsel and forensic accountants retained by such counsel later assisted in the Company's investigation. On January 28, 2011, the Company was notified by the SEC's Division of Enforcement that it had commenced a formal civil investigation relating to these matters, which investigation has subsequently been expanded to other matters subsequently identified by the SEC, including matters specified in subpoenas issued to the Company from time to time by the SEC's Division of Enforcement as well as matters under investigation by the Audit Committee of the Board of Directors, as further described below. The Company is cooperating in the SEC's investigation.

On May 2, 2011, the Audit Committee commenced an independent investigation into the matters relating to the MSS segment and the Nordic region, matters identified by subpoenas issued by the SEC's Division of Enforcement, and certain other accounting matters identified by the Audit Committee and retained independent counsel to represent CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with such independent investigation. Independent counsel has retained forensic accountants to assist their work. Independent counsel also represents CSC on behalf of and under the exclusive direction of the Audit Committee in connection with the investigation by the SEC's Division of Enforcement.

The Audit Committee's investigation has been expanded to encompass (i) the Company's operations in Australia, (ii) certain aspects of the Company's accounting practices within its Americas Outsourcing operation, and (iii) certain of the Company's accounting practices that involve the percentage of completion accounting method, including the Company's contract with NHS. In the course of the Audit Committee's expanded investigation, accounting errors and irregularities have been identified. As a result, certain personnel have been reprimanded, suspended, terminated and/or resigned. All of these investigative activities are ongoing.

The Company believes the SEC also has expanded its investigation into the foregoing areas as well as into certain related disclosure matters. The SEC's investigative activities are ongoing. In addition, the SEC's Division of Corporation Finance has issued comment letters to the Company requesting, among other things, additional information regarding its previously disclosed adjustments in connection with the above-referenced accounting errors, the Company's conclusions relating to materiality of such adjustments, and the Company's analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The Division of Corporation Finance's comment letter process is ongoing, and the Company is continuing to cooperate with that process.

The investigations being conducted by the SEC's Division of Enforcement and the Audit Committee as well as the review of our financial disclosures by the SEC's Division of Corporation Finance are continuing and could identify other accounting errors, irregularities or other areas of review. As a result, we have incurred and will continue to incur significant legal and accounting expenditures, and a significant amount of time of our senior management has been focused on these matters that otherwise would have been focused on the growth of the Company. We are unable to predict how long the Division of Enforcement's and Audit Committee's investigations will continue or whether, at the conclusion of its investigation, the SEC will seek to impose fines or take other actions against us. In addition, we are unable to predict the timing of the completion of the Division of Corporation Finance's review of our financial disclosures or the outcome of such review. Publicity surrounding the foregoing or any enforcement action as a result of the SEC's investigation, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows.

Between June 3, 2011, and July 21, 2011, four putative class action complaints were filed in the United States District Court for the Eastern District of Virginia, entitled *City of Roseville Employee's Retirement System v. Computer Sciences Corporation, et al.* (No. 1:11-cv-00610-TSE-IDD), *Murphy v. Computer Sciences Corporation, et al.* (No. 1:11-cv-00636-TSE-IDD), *Kramer v. Computer Sciences Corporation, et al.* (No. 1:11-cv-00751-TSE-IDD) and *Goldman v. Computer Sciences Corporation, et al.* (No. 1:11-cv-777-TSE-IDD). On August 29, 2011, the four actions were consolidated as *In re Computer Sciences Corporation Securities Litigation* (No. 1:11-cv-610-TSE-IDD) and Ontario Teachers' Pension Plan Board was appointed lead plaintiff. A consolidated class action complaint was filed by plaintiff on September 26, 2011, and names as defendants CSC, Michael W. Laphen, Michael J. Mancuso and Donald G. DeBuck. A corrected complaint was filed on October 19, 2011. The complaint alleges violations of the federal securities laws in connection with alleged misrepresentations and omissions regarding the business and operations of the Company. Specifically, the allegations arise from the Company's disclosure of the Company's investigation into certain accounting irregularities in the Nordic region and its disclosure regarding the status of the Company's agreement with NHS. Among other things, the plaintiff seeks unspecified monetary damages. The plaintiff filed a motion for class certification with the court on September 22, 2011, and the defendants filed a motion to dismiss on October 18, 2011. Both motions are fully briefed, a hearing was held on November 4, 2011, and the motions are now pending before the court. The defendants deny the allegations and intend to defend their position vigorously. It is not possible to make reasonable estimates of the amounts or range of losses that could result from this matter at this time.

On September 13, 2011, a shareholder derivative action entitled *Che Wu Hung v. Michael W. Laphen, et al.* (CL 20110013376) was filed in Circuit Court of Fairfax County, Virginia, against Michael W. Laphen, Michael J. Mancuso, the members of the Audit Committee and the Company as a nominal defendant asserting claims for breach of fiduciary duty and contribution and indemnification relating to alleged failure by the defendants to disclose accounting and financial irregularities in the MSS segment, primarily in the Nordic region, and the Company's performance under the NHS agreement and alleged failure to maintain effective internal controls. The plaintiff seeks damages, injunctive relief and attorneys fees and costs. On October 24, 2011, the defendants removed the action to the United States District Court for the Eastern District of Virginia. On November 23, 2011, the plaintiff filed a motion to remand the case to state court. Argument was held on December 15, 2011. During argument the plaintiff voluntarily dismissed his complaint without prejudice to refiling the action in state court. The Court granted the plaintiff's request, dismissed the complaint without prejudice and denied the motion to remand as moot. On December 22, 2011, the plaintiff refiled his complaint in Circuit Court of Fairfax County, Virginia in a shareholder derivative action entitled Che Wu Hung v. Michael W. Laphen, et al. (CL 2011 18046). Named as defendants are Michael W. Laphen, Michael J. Mancuso, the members of the Audit Committee and the Company as a nominal defendant. The complaint asserts claims for (i) breach of fiduciary duty relating to alleged failure by the defendants to disclose accounting and financial irregularities in the MSS segment, primarily in the Nordic region, and the Company's performance under the NHS agreement and alleged failure to maintain effective internal controls and (ii) corporate waste. The plaintiff seeks damages, injunctive relief and attorneys fees and costs. On April 6, 2012, the state court stayed the action until the earlier of (i) entry of an order on the pending motion to dismiss In re Computer Sciences Securities Litigation (No. 1:11-cv-610-TSE-IDD) or (ii) July 5, 2012.

CSC was informally advised by the Danish Justice Department on February 3, 2012 that the project known as POLSAG, a document and records management modernization program for the Danish police, will be abandoned, which affects CSC's contract with the Justice Department. Subsequently, the customer notified CSC of certain alleged material breaches of the contract relating to defect correction and performance testing. CSC denies the customer's allegations, maintains that it is not in material breach of the contract and will defend its position vigorously. CSC currently estimates the range of loss on this matter would be $18 million to $37 million, and has accrued $18 million as of March 30, 2012.

In addition to the matters noted above, the Company is currently party to a number of disputes which involve or may involve litigation. The Company consults with legal counsel on those issues related to litigation and seeks input from other experts and advisors with respect to such matters in the ordinary course of business. Whether any losses, damages or remedies ultimately resulting from such matters could reasonably have a material effect on the Company's business, financial condition, results of operation, or cash flows will depend on a number of variables, including, for example, the timing and amount of such losses or damages (if any) and the structure and type of any such remedies. For these reasons, it is not possible to make reasonable estimates of the amount or range of loss that could result from these other matters at this time. Company management does not, however, presently expect any of such other matters to have a material impact on the consolidated financial statements of the Company.

Note 20 – Agreement with Equifax

The Company has an agreement (the Operating Agreement) with Equifax Inc. and its subsidiary, Equifax Credit Information Services, Inc. (ECIS), pursuant to which a subsidiary of the Company is an affiliated credit bureau (a "Bureau") of ECIS and utilizes ECIS' credit database to provide credit reporting services from the ECIS system for resale to customers. The Bureau retains ownership of its credit files stored in the ECIS system and receives revenues generated from the sale of the credit information they contain. The Bureau pays ECIS a fee for the services it provides to the Bureau based on each report supplied by the ECIS system.

Pursuant to the Operating Agreement, the Company has an option to require ECIS to purchase CSC's credit reporting business (the "Put Option"). The Put Option requires six months' advance notice and expires on August 1, 2013. The exercise price of the Put Option is an amount to be agreed to by the parties at the time of exercise, but if the parties are not able to reach an agreement, the exercise price would be equal to the appraised value of the credit reporting business.

Selected Quarterly Financial Data (Unaudited)

(Amounts in millions, except per-share amounts)	Fiscal 2012[2] 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[3]
Revenues	$ 4,033	$ 3,966	$ 3,764	$ 4,114
Costs of services (excludes depreciation and amortization, specified contract charge, settlement charge and restructuring costs)	3,365	3,283	3,237	3,521
Cost of services – specified contract charge (excludes amount charged to revenue of $204)	—	—	1,281	—
Cost of services – settlement charge (excludes amount charged to revenue of $42)	—	227	—	—
Restructuring costs	—	—	—	140
Goodwill impairment	—	2,685	60	—
Income (loss) from continuing operations before taxes	101	(2,854)	(1,438)	(156)
Income (loss) from continuing operations, net of taxes	186	(2,866)	(1,393)	(153)
(Loss) income from discontinued operations, net of taxes	(1)	—	2	
Net income (loss) attributable to CSC common	183	(2,877)	(1,390)	(158)
Earnings (loss) per common share continuing operations				
Basic				
Income (loss) from continuing operations	$ 1.19	$ (18.56)	$ (8.97)	$ (1.02)
(Loss) income from discontinued operations	$ (0.01)	$ —	$ 0.01	$ —
Diluted				
Income (loss) from continuing operations	$ 1.18	$ (18.56)	$ (8.97)	$ (1.02)
(Loss) income from discontinued operations	$ (0.01)	$ —	$ 0.01	$ —
Cash dividend per common share	$ 0.20	$ 0.20	$ 0.20	$ 0.20

(Amounts in millions, except per-share amounts)	Fiscal 2011[2] 1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$ 3,910	$ 3,935	$ 3,995	$ 4,202
Cost of services (excluding depreciation and amortization)	3,170	3,148	3,221	3,386
Income from continuing operations before taxes	211	245	230	282
Income from continuing operations, net of taxes	145	174	244	162
Income (loss) from discontinued operations, net of taxes	3	19	(1)	13
Net income attributable to CSC common shareholders	143	184	242	171
Earnings per common share continuing operations[1]				
Basic				
Income from continuing operations	$ 0.91	$ 1.06	$ 1.58	$ 1.02
Income (loss) from discontinued operations	$ 0.02	$ 0.13	$ (0.01)	$ 0.08
Diluted				
Income from continuing operations	$ 0.89	$ 1.05	$ 1.55	$ 1.01
Income (loss) from discontinued operations	$ 0.02	$ 0.13	$ (0.01)	$ 0.08
Cash dividend per common share	$ 0.15	$ 0.15	$ 0.20	$ 0.20

(1) *Quarterly earnings per share (EPS) amounts may not total to the full year EPS. EPS is calculated based on weighted average shares outstanding for the period. Quarterly weighted average shares may not equal the full year weighted average shares for the fiscal year.*

(2) *As discussed in Note 2, the Company recorded various out of period adjustments in fiscal 2012 and fiscal 2011. The additional tables below reflect the net effect on the reported amounts above if the adjustments had been reported in the appropriate quarter. There was no change to discontinued operations figures from the out of period adjustments.*

(3) *As discussed in Note 1, in the fourth quarter of fiscal 2012, the Company recognized significant impairments of tangible and intangible assets associated primarily with long-term contracts and significant adverse changes in long-term contracts accounted for under the percentage-of-completion method*

The following tables show the net effect of the out of period adjustments on selected quarterly reported amounts:

Increase (Decrease) **(Amounts in millions, except per-share amounts)**	**Fiscal 2012** **1st Quarter**	**2nd Quarter**	**3rd Quarter**	**4th Quarter**
Revenues	$ (6)	$ 12	$ 6	$ 15
Costs of services (excludes depreciation and amortization, specified contract charge, settlement charge and restructuring costs of $137 (2012))	(14)	6	(20)	(4)
Cost of services – specified contract charge (excludes amount charged to revenue of $204)	1	—	(21)	2
Income from continuing operations before taxes	9	19	34	17
Net income (loss) attributable to CSC common shareholders	8	29	22	4
Earnings per common share continuing operations				
Basic	$ 0.05	$ 0.19	$ 0.13	$ 0.03
Diluted	$ 0.05	$ 0.19	$ 0.13	$ 0.03

Increase (Decrease) **(Amounts in millions, except per-share amounts)**	**Fiscal 2011** **1st Quarter**	**2nd Quarter**	**3rd Quarter**	**4th Quarter**
Revenues	$ (8)	$ 33	$ 6	$ (13)
Cost of services (excluding depreciation and amortization)	(21)	(4)	11	6
Income from continuing operations before taxes	12	40	(5)	(24)
Net income attributable to CSC common shareholders	13	27	(3)	2
Earnings per common share continuing operations				
Basic	$ 0.08	$ 0.16	$ (0.02)	$ 0.01
Diluted	$ 0.08	$ 0.16	$ (0.02)	$ 0.01

COMPUTER SCIENCES CORPORATION AND SUBSIDIARIES

SCHEDULE II, VALUATION AND QUALIFYING ACCOUNTS

(Amounts in millions)	Balance, beginning of period	Charged to cost and expenses	Other[1]	Deductions	Balance, end of period
For year ended March 30, 2012					
Allowance for doubtful receivables	$ 46	$ 18	$ 10	$ (23)	$ 51
For year ended April 1, 2011					
Allowance for doubtful receivables	47	7	2	(10)	46
For the year ended April 2, 2010					
Allowance for doubtful receivables	55	23	1	(32)	47

(1) Includes balances from acquisitions, changes in balances due to foreign currency exchange rates and recovery of prior-year charges.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

"Disclosure controls and procedures" are the controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports filed or submitted by it under the Securities Exchange Act of 1934, as amended (Exchange Act) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. "Disclosure controls and procedures" include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in its Exchange Act reports is accumulated and communicated to the issuer's management, including its principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

Under the direction of the Company's Chief Executive Officer and Chief Financial Officer, the Company has evaluated its disclosure controls and procedures as of March 30, 2012 to ensure (i) that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of March 30, 2012.

Management's Report on Internal Control over Financial Reporting

The management of Computer Sciences Corporation (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and receipts and expenditures are being made only in accordance with authorization of management and the directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements. All internal controls, no matter how well designed, have inherent limitations. Therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

As of the end of the Company's 2012 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting, as of March 30, 2012, was effective.

The Company's internal control over financial reporting as of March 30, 2012, has been audited by the Company's independent registered public accounting firm, as stated in their report appearing on page 133.

Date: May 29, 2012

Changes in Internal Controls Over Financial Reporting

There were no changes in internal controls during the fiscal quarter ended March 30, 2012, which materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Computer Sciences Corporation
Falls Church, Virginia

We have audited the internal control over financial reporting of Computer Sciences Corporation and subsidiaries (the "Company") as of March 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 30, 2012, based on the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the fiscal year ended March 30, 2012 of the Company and our report dated May 29, 2012 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

McLean, Virginia

May 29, 2012

Item 9B. Other Information

None.

PART III

Certain information required by Part III is omitted from this Annual Report on Form 10-K and is incorporated herein by reference to the definitive proxy statement with respect to our 2012 Annual Meeting of Stockholders (the "Proxy Statement"), which we will file with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Report.

Item 10. Directors, Executive Officers and Corporate Governance

Information regarding executive officers of the Company is included in Part I under the caption "Executive Officers of the Registrant." Other information required by this Item will appear in the Proxy Statement under the headings "Proposal 1-Election of Directors"; "Additional Information-Section 16(a) Beneficial Ownership Reporting Compliance"; "Corporate Governance"; and "Additional Information-Business for 2012 Annual Meeting," which sections are incorporated herein by reference.

Item 11. Executive Compensation

Information required by this Item will appear in the Proxy Statement under the headings "Executive Compensation" and "Corporate Governance," which sections are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table gives information about our Common Stock that may be issued under our equity compensation plans as of March 30, 2012. See Note 14, "Stock Incentive Plans," to the Consolidated Financial Statements included herein for information regarding the material features of these plans.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	19,670,848	$ 41.58	15,000,207 [1]
Equity compensation plans not approved by security holders	—	—	—
Total	19,670,848		15,000,207

[1]Includes 3,000 shares available for future issuance under the 2006 Non-Employee Director Incentive Plan. This plan permits shares to be issued pursuant to stock options, restricted stock, and RSUs. Includes 112,200 shares available for future issuance under the 2010 Non-Employee Director Incentive Plan. This plan permits shares to be issued pursuant to RSUs and restricted stock.

Includes 1,237,619 and 2,647,388 shares available for future issuance under the 2004 and 2007 Incentive Plans, respectively. Each of these plans permits shares to be issued pursuant to stock options, restricted stock or RSUs, or pursuant to performance awards payable in shares of CSC stock, restricted stock, RSUs or any combination of the foregoing. Of the shares available for issuance under the 2007 plan, 2,647,388 shares are available for future grant as stock options with each option granted counted as one share against the available shares under such plan or assuming no options are granted, 1,323,694 shares are available for future awards of restricted stock or RSUs, after giving effect to the requirement set forth in the 2007 plan that a grant of one share of restricted stock or one RSU be counted as two shares against the available shares under such plan.

Includes 11,000,000 shares available for future granting under the 2011 Omnibus Incentive Plan. This plan permits shares to be issued pursuant to stock options, restricted stock or RSUs, or pursuant to performance awards payable in shares of CSC stock, restricted stock, RSUs or any combination of the foregoing. Of the shares available for issuance under the 2011 plan, 11,000,000 shares are available for future grant as stock options with each option granted counted as one share against the available shares under such plan or assuming no options are granted, 5,500,000 shares are available for future awards of restricted stock or RSUs, after giving effect to the requirement set forth in the 2011 plan that a grant of one share of restricted stock or one RSU be counted as two shares against the available shares under such plan.

Other information required by this Item will appear in the Proxy Statement under the heading "Stock Ownership," which section is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this Item will appear in the Proxy Statement under the heading "Corporate Governance," which section is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information required by this Item will appear in the Proxy Statement under the heading "Proposal 3-Ratification of Independent Auditors-Fees," which section is incorporated herein by reference.

Item 15. Exhibits, Financial Schedules

(1) and (2) Consolidated Financial Statements and Financial Statement Schedule
These documents are included in the response to Item 8 of this report. See the index on page 55.

(3) Exhibits
The following exhibits are filed with this report.

Exhibit Number	Description of Exhibit
2.1	Scheme Implementation Agreement by and among Computer Sciences Corporation, CSC Computer Sciences Australia Holdings Pty Limited, and iSOFT Group Limited (incorporated by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated April 5, 2011)
3.1	Amended and Restated Articles of Incorporation filed with the Nevada Secretary of State on August 9, 2010 (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 2, 2010)
3.2	Amended and Restated Bylaws dated as of February 7, 2012.
4.1	Indenture dated as of March 3, 2008, for the 5.50% senior notes due 2013 and the 6.50% senior notes due 2018 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 15, 2008)
4.2	Indenture dated as of February 10, 2003, by and between the Company and Citibank, N.A., as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K dated February 10, 2003)
4.3	First Supplemental Indenture dated as of February 14, 2003, by and between the Company and Citibank, N.A., as trustee, and attaching a specimen form of the Notes (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K dated February 10, 2003)
10.1	1998 Stock Incentive Plan(1) (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 3, 1998)
10.2	2001 Stock Incentive Plan(1) (incorporated by reference to Appendix B to the Company's Proxy Statement for the Annual Meeting of Stockholders held on August 13, 2001)
10.3	2004 Incentive Plan(1) (incorporated by reference to Appendix B to the Company's Proxy Statement for the Annual Meeting of Stockholders held on August 9, 2004)
10.4	2007 Employee Incentive Plan(1) (incorporated by reference to Appendix B to the Company's Proxy Statement for the Annual Meeting of Stockholders held on July 30, 2007)
10.5	2011 Omnibus Incentive Plan(1) (incorporated by reference to Appendix B to the Company's Proxy Statement for the Annual Meeting of Stockholders held on August 8, 2011)
10.6	Form of Award Agreement for Employees(1) (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010)
10.7	Form of Stock Option Agreement for Employees(1) (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010)
10.8	Form of International Stock Option Agreement for Employees(1) (incorporated by reference to Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010)
10.9	Form Stock Option Schedule for United Kingdom Employees under the 2001 Employee Incentive Plan(1) (incorporated by reference to Exhibit 10.9 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2011)
10.10	Form of Restricted Stock Agreements for Employees(1) (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005)
10.11	Form of Service Based Restricted Stock Unit Agreement for Employees(1) (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010)
10.12	Form of Performance Based Restricted Stock Unit Agreement for Employees(1) (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010)
10.13	Form of Career Shares Restricted Stock Unit Agreement for Employees(1) (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010)

10.14	Form of International Service Based Restricted Stock Unit Agreement for Employees[1] (incorporated by reference to Exhibit 10.14 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2011)
10.15	Form of International Performance Based Restricted Stock Unit Agreement for Employees[1] (incorporated by reference to Exhibit 10.15 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2011)
10.16	Form of International Career Shares Restricted Stock Unit Agreement for Employees[1] (incorporated by reference to Exhibit 10.16 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2011)
10.17	Form of Senior Management and Key Employee Severance Agreement, as amended and restated effective May 20, 2009[1] (incorporated by reference to Exhibit 10.31 to the Company's Annual Report on Form 10-K for the fiscal year ended April 3, 2009)
10.18	Supplemental Executive Retirement Plan No. 2, effective December 3, 2007[1] (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 4, 2007)
10.19	Excess Plan, effective December 3, 2007[1] (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 4, 2007)
10.20	Employment Agreement, dated February 7, 2012, between the Company and J. Michael Lawrie[1] (incorporated by reference to Exhibit 13.1 to the Company's Current Report on Form 8-K dated February 7, 2012)
10.21	Service Based Inducement Restricted Stock Unit Award Agreement, dated April 16, 2012, between the Company and J. Michael Lawrie[1]
10.22	Fiscal Year 2013 CEO Stock Option Award Agreement, dated April 16, 2012, between the Company and J. Michael Lawrie[1]
10.23	Performance Based Inducement Restricted Stock Unit Award Agreement, dated April 16, 2012, between the Company and J. Michael Lawrie[1]
10.24	Deferred Compensation Plan, amended and restated effective December 3, 2007[1] (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated December 4, 2007)
10.25	Severance Plan for Senior Management and Key Employees, amended and restated effective October 28, 2007[1] (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated November 1, 2007)
10.26	Amended and Restated Management Agreement with Michael W. Laphen, effective December 20, 2010[1] (incorporated by reference to Exhibit 10.19 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2010)
10.27	Form of Indemnification Agreement for officers and directors[1] (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 18, 2010)
10.28	2010 Non-Employee Director Stock Incentive Plan[1] (incorporated by reference to Appendix E to the Company's Proxy Statement for the Annual Meeting of Stockholders held on August 9, 2010)
10.29	1997 Nonemployee Director Stock Incentive Plan[1] (incorporated by reference to Appendix A to the Company's Proxy Statement for the Annual Meeting of Stockholders held on August 11, 1997)
10.30	2006 Nonemployee Director Incentive Plan[1] (incorporated by reference to Appendix B to the Company's Proxy Statement for the Annual Meeting of Stockholders held on July 31, 2006)
10.31	Form of Restricted Stock Unit Agreement for directors[1] (incorporated by reference to Exhibit 10.18 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2005)
10.32	Form of Amendment to Restricted Stock Unit Agreement for directors [1] (incorporated by reference to Exhibit 10.35 to the Company's Current Report on Form 8-K dated December 6, 2005)
10.33	Form of Restricted Stock Unit Agreement for directors pursuant to the 2010 Non-Employee Director Incentive Plan[1] (incorporated by reference to Exhibit 10.32 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2011)
10.34	Credit Agreement dated as of March 18, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 18, 2011)
10.35	Retention Letter with William L. Deckelman, Jr. effective August 22, 2011[1] (incorporated by reference to Exhibit 10.34 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011)
10.36	Retention Letter with Peter Allen effective August 22, 2011[1] (incorporated by reference to Exhibit 10.35 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2011)

10.37	Retention Letter with Randy Phillips, effective October 16, 2011[1](incorporated by reference to Exhibit 10.37 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2011)
10.38	Succession Agreement with Michael W. Laphen effective October 18, 2011[1] (incorporated by reference to Exhibit 10.36 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 30, 2011)
10.39	Separation Agreement with Russell H. Owen effective September 16, 2011 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 16, 2011)
21	Significant Active Subsidiaries and Affiliates of the Registrant
23	Consent of Independent Registered Public Accounting Firm
31.1	Section 302 Certification of the Chief Executive Officer
31.2	Section 302 Certification of the Chief Financial Officer
32.1	Section 906 Certification of Chief Executive Officer
32.2	Section 906 Certification of Chief Financial Officer
99.1	Revised Financial Information Disclosure as a result of the Company's restructuring (incorporated by reference to Exhibits 99.01, 99.02 and 99.03 to the Company's Current Report on Form 8-K filed December 16, 2008)
101.INS	XBRL Instance
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation
101.LAB	XBRL Taxonomy Extension Labels
101.PRE	XBRL Taxonomy Extension Presentation

[1]Management contract or compensatory plan or agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPUTER SCIENCES CORPORATION

Dated: May 29, 2012

By: /s/ J. Michael Lawrie

Name: **J. Michael Lawrie**

Title: **President and Chief Executive Officer**

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ J. Michael Lawrie **J. Michael Lawrie**	President, Chief Executive Officer and Director (Principal Executive Officer)	May 29, 2012
/s/ Michael J. Mancuso **Michael J. Mancuso**	Vice President and Chief Financial Officer (Principal Financial Officer)	May 29, 2012
/s/ Donald G. DeBuck **Donald G. DeBuck**	Vice President and Controller (Principal Accounting Officer)	May 29, 2012
/s/ Rodney F. Chase **Rodney F. Chase**	Chairman of the Board of Directors	May 29, 2012
/s/ Irving W. Bailey II **Irving W. Bailey**	Director	May 29, 2012
/s/ David J. Barram **David J. Barram**	Director	May 29, 2012
/s/ Stephen L. Baum **Stephen L. Baum**	Director	May 29, 2012
/s/ Erik Brynjolfsson **Erik Brynjolfsson**	Director	May 29, 2012
/s/ Judith R. Haberkorn **Judith R. Haberkorn**	Director	May 29, 2012
/s/ F. Warren McFarlan **F. Warren McFarlan**	Director	May 29, 2012
/s/ Chong Sup Park **Chong Sup Park**	Director	May 29, 2012
/s/ Thomas H. Patrick **Thomas H. Patrick**	Director	May 29, 2012

BOARD OF DIRECTORS AND OFFICERS OF THE COMPANY

BOARD OF DIRECTORS

Rodney F. Chase [1, 2, 3, 4]
Chairman
Genel Energy, LTD

J. Michael Lawrie [3]
President and
Chief Executive Officer
CSC

Irving W. Bailey, II [2]
Senior Advisor
Chrysalis Ventures, LLC

David J. Barram [1, 3, 4]
Chairman and Former
Chief Executive Officer
Mobibucks Corporation

Stephen L. Baum [1, 4]
Former Chairman and
Chief Executive Officer
Sempra Energy

Erik Brynjolfsson [1, 4]
Professor
MIT Sloan School

Judith R. Haberkorn [2, 4]
Retired President of Consumer
Sales and Service
Verizon Communications

F. Warren McFarlan [2, 4]
Professor
Harvard University

Chong Sup Park [2]
Former Chairman and
Chief Executive Officer
Maxtor Corporation

Thomas H. Patrick [1]
Chairman
New Vernon Capital, LLC

EXECUTIVE OFFICERS

J. Michael Lawrie
President and
Chief Executive Officer

Paul N. Saleh
Vice President and
Chief Financial Officer

Peter A. Allen
President, Global Sales
and Marketing

Gary M. Budzinski
President, Global
Infrastructure Services

James D. Cook
President, Business Solutions
and Services Sector

Donald G. DeBuck
Vice President and Controller

William L. Deckelman Jr.
Vice President and
General Counsel

Sunita Holzer*
Vice President and Chief Human
Resources Officer

Peter F. Minan
Vice President, Enterprise Risk
Management and Internal Audit

Randy E. Phillips
Vice President,
Corporate Development

David W. Zolet
President, North American
Public Sector

Committee memberships

1. Audit
2. Compensation
3. Executive
4. Nominating/Corporate Governance

* effective June 18, 2012

SHAREHOLDER INFORMATION

STOCK INFORMATION

Common Stock Symbol: CSC, listed and traded on the New York Stock Exchange (NYSE). Shares of common stock outstanding were 155,201,837 as of May 4, 2012. There were 7,044 Shareholders of Record as of May 4, 2012.

TRANSFER AGENT AND REGISTRAR

All inquiries concerning registered shareholder accounts and stock transfer matters, including address changes and consolidation of multiple accounts, should be directed to CSC's transfer agent and registrar:

Computershare
480 Washington Blvd., 29th Floor
Jersey City, NJ 07012
Telephone: 201.680.3627
www.computershare.com

FINANCIAL COMMUNITY INFORMATION

Institutional investors, financial analysts and portfolio managers should contact:

Bryan Brady
Vice President, Investor Relations
Phone: 703.641.3000

Individual investors and registered representatives should contact:

Steve Virostek
Director, Investor Relations
Phone: 800.542.3070

Written requests, including requests for Company filings with the U.S. Securities and Exchange Commission (SEC), should be directed to:

Investor Relations
CSC
3170 Fairview Park Drive
Falls Church, VA 22042
Email: InvestorRelations@csc.com

COMPANY WEBSITE

Additional CSC information is available on www.csc.com, including all of the documents the Company files with or furnishes to the SEC, which are available free of charge.

CERTIFICATIONS

The Company has included as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for Fiscal Year 2012 filed with the SEC, certificates of CSC's Chief Executive Officer and Chief Financial Officer certifying the quality of the Company's public disclosure. The Chief Executive Officer has also submitted to the NYSE a certificate certifying that he is not aware of any violations by CSC of the NYSE Corporate Governance Listing Standards.

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for 10:00 a.m. (ET) on August 7, 2012, at CSC, 3170 Fairview Park Drive, Falls Church, VA 22042. Proxies for the meeting will be solicited in a separate Proxy Statement.

DIVIDEND POLICY

The Company instituted a regular quarterly dividend policy in Fiscal Year 2011.

INDEPENDENT AUDITORS

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102

CSC | BUSINESS SOLUTIONS
TECHNOLOGY
OUTSOURCING

Worldwide CSC Headquarters

The Americas
3170 Fairview Park Drive
Falls Church, Virginia 22042
United States
+1.703.876.1000

Asia
20 Anson Road #11-01
Twenty Anson
Singapore 079912
Republic of Singapore
+65.6221.9095

Australia
Level 6/Tower B
26 Talavera Road
Macquarie Park,
NSW 2113
Sydney, Australia
+61(0)2.9034.3000

Europe, Middle East, Africa
Royal Pavilion
Wellesley Road
Aldershot, Hampshire
GU11 1PZ
United Kingdom
+44(0)1252.534000

NOTICE OF 2012 ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

CSC

Tuesday, August 7, 2012 at 10:00 a.m., Eastern Time
3170 Fairview Park Drive
Falls Church, Virginia 22042

Computer Sciences Corporation

Dear Stockholder:

You are cordially invited to join CSC's Board of Directors and senior leadership at our 2012 Annual Meeting of Stockholders to be held on August 7, 2012. The attached Notice of Annual Meeting of Stockholders and Proxy Statement provide important information about the meeting and will serve as your guide to the business to be conducted at the meeting.

As stewards of your Company, the Board is focused on achieving long-term performance and creating value for our stockholders through prudent execution of business strategies, risk management, strong corporate governance and top quality talent and succession planning.

In Fiscal 2012, we made the decision to separate the roles of Chairman and CEO, an action aligned with best governance practices as described under "Strong Corporate Governance Practices" below. We also made several other important changes in the following areas:

- Oversight of Executive Compensation
- Stockholder engagement and outreach

Oversight of Executive Compensation

The Company's financial performance in Fiscal 2012 fell short of expectations, which can be attributed to a combination of factors as described more fully in our Annual Report to Stockholders. The Company's disappointing financial performance in Fiscal 2012 is directly reflected in the incentive compensation realized by our named executive officers.

The Company and your Board took a number of important steps in Fiscal 2012 to address this underperformance. In March and May 2012, we hired a new CEO and CFO, respectively. Both executives are incented for Fiscal 2013 and beyond by compensation programs closely aligned to stockholder value. Your Board also undertook changes to the design and implementation of our executive compensation programs. We have established an annual incentive program which allows your Board discretion to decrease annual cash incentive payments based on individual performance, as well as company performance. We have also altered the mix of long-term incentive compensation with additional performance-based features to emphasize pay for performance. We also simplified the financial metrics for these programs to focus on a return to sustainable profitability, growth in operating income, free cash flow, revenue, earnings per share and other strategic objectives, such as client satisfaction and individual performance, and adherence to Company values. The net effect of these changes will be a more direct relationship between the compensation opportunity, as well as realized pay and performance, for the named executive officers and senior management in Fiscal 2013.

Strong Corporate Governance Practices

Your Board is committed to good corporate governance, which helps us build long-term stockholder value and improve our opportunities for success. In connection with the CEO search, we reviewed our leadership structure and determined to separate the offices of Chairman and CEO effective March 2012. The Board believes that this structure provides independent board leadership and engagement as the CEO and Chairman are distinct and separate roles. This structure also ensures constructive engagement among your Board and the CEO and encourages objective viewpoints. This decision was enacted with the appointment of Mike Lawrie as President and CEO, and my appointment as Chairman in March 2012.

Stockholder engagement and outreach

Stockholders are key participants in the governance of the Company. For this reason, we continually seek to communicate with our stockholders and seek your perspective. Since joining the Company in February 2012, Mike Lawrie has met with investors representing a substantial portion of our investor base to understand their perspectives. The governance area of CSC.com was redesigned to improve accessibility. In our efforts to communicate with you, we have also improved the format of this year's proxy statement to make it easier to read and to make the material more accessible.

We know we have work to do in Fiscal 2013 to improve our performance and strengthen the confidence you have in our business. Thank you for being a stockholder and for the trust you have placed in our Company. We value your support. We encourage you to share your opinions, interests and concerns, and invite you to write to us with your reactions and suggestions to the Corporate Secretary, CSC, 3170 Fairview Park Drive, Falls Church, VA 22042.

Rodney F. Chase

Rodney Chase

Chairman of the Board of Directors

CSC

Computer Sciences Corporation

Notice of 2012 Annual Meeting of Stockholders

Tuesday, August 7, 2012
10:00 a.m., Eastern Time

Executive Briefing Center, 3170 Fairview Park Drive, Falls Church, Virginia 22042

The 2012 Annual Meeting of Stockholders will be held on Tuesday, August 7, 2012, at 10:00 a.m. Eastern Time, at the headquarters of the Company, 3170 Fairview Park Drive, Falls Church, Virginia 22042. The purpose of the meeting is to vote on:

1. the election of the nine director-nominees named in the attached proxy statement as directors of CSC;
2. the approval, by non-binding vote, of the Company's executive compensation;
3. the ratification of the appointment of independent auditors; and
4. such other business as may properly come before the meeting.

Only stockholders of record at the close of business on June 11, 2012, will be entitled to vote at the meeting and any postponements or adjournments thereof.

Your vote is important. Whether or not you plan to attend the meeting, we encourage you to read this proxy statement and vote as soon as possible. Information on how to vote is contained in this proxy statement. In addition, voting instructions are provided in the Notice of Internet Availability of Proxy Materials, or, if you requested printed materials, the instructions are printed on your proxy card and included in the accompanying proxy statement. You can revoke a proxy at any time prior to its exercise at the Annual Meeting by following the instructions in the proxy statement.

By Order of the Board of Directors,

M. Louise Turilli

M. Louise Turilli
Secretary

Falls Church, Virginia
June 22, 2012

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TABLE OF CONTENTS

Computer Sciences Corporation

3170 Fairview Park Drive
Falls Church, Virginia 22042

June 22, 2012

PROXY STATEMENT

We are providing these proxy materials in connection with the 2012 Annual Meeting of Stockholders (the "Annual Meeting") of Computer Sciences Corporation ("CSC" or the "Company" and sometimes referred to with the pronouns "we", "us" and "our"). The Notice of Internet Availability of Proxy Materials, this proxy statement, any accompanying proxy card or voting instruction card and our 2012 Annual Report to Stockholders ("2012 Annual Report"), which includes our 2012 Annual Report on Form 10-K, were first made available to stockholders on or about June 22, 2012. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the Annual Meeting. Please read it carefully.

We are delivering proxy materials for the Annual Meeting under the United States Securities and Exchange Commission's "Notice and Access" rules. These rules permit us to furnish proxy materials, including this proxy statement and our 2012 Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. Most stockholders received a Notice of Internet Availability of Proxy Materials (the "Notice"), which provides instructions on how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. More information about Notice and Access is set forth in "Questions and Answers about the Annual Meeting and Voting."

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

1. Who is soliciting my vote?

The Board of Directors of CSC (sometimes referred to herein as the "Board") is soliciting your vote at the 2012 Annual Meeting.

2. When will the meeting take place?

The Annual Meeting will be held on Tuesday, August 7, 2012 at 10:00 a.m., Eastern Time, at the headquarters of the Company, 3170 Fairview Park Drive, Falls Church, Virginia 22042.

3. What is the purpose of the Annual Meeting?

You will be voting on:

- the election of each of the nine nominees named herein as directors of CSC;
- the approval, by non-binding vote, of the Company's executive compensation;
- the ratification of the selection of Deloitte & Touche LLP as our auditors for the fiscal year ending March 30, 2013 ("Fiscal 2013"); and
- any other business that may properly come before the meeting.

4. What are the Board of Directors' recommendations?

The Board recommends a vote:

1. ***for*** **the election of each of the nine nominees for director;**
2. ***for*** **the approval, on an advisory basis, of the Company's executive compensation;**
3. ***for*** **the ratification of the selection of Deloitte & Touche LLP as our auditors for Fiscal 2013; and**
4. ***for or against*** **other matters that come before the Annual Meeting, as the proxy holders deem advisable.**

5. Who is entitled to vote at the Annual Meeting?

The Board of Directors set June 11, 2012 as the record date for the Annual Meeting (the "Record Date"). All stockholders who owned CSC common stock at the close of business on June 11, 2012 may attend and vote at the Annual Meeting and any postponements or adjournments thereof.

6. Why did I receive a notice in the mail regarding the Internet availability of proxy materials this year instead of a paper copy of proxy materials?

Under the "Notice and Access" rules of the United States Securities and Exchange Commission (the "SEC"), we are permitted to furnish proxy materials, including this proxy statement and our 2012 Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our stockholders, will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you would like to receive a paper or electronic copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. Any request to receive proxy materials by mail or electronically will remain in effect until you revoke it.

7. Can I vote my shares by filling out and returning the Notice?

No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote by (i) Internet, (ii) telephone, (iii) requesting and returning a paper proxy card or voting instruction card, or (iv) submitting a ballot in person at the meeting.

8. Why didn't I receive a Notice in the mail regarding the Internet availability of proxy materials?

If you previously elected to access proxy materials over the Internet, you will not receive a Notice in the mail. You should have received an email with links to the proxy materials and online proxy voting. Additionally, if you previously requested paper copies of the proxy materials or if applicable regulations require delivery of the proxy materials, you will not receive the Notice.

If you received a paper copy of the proxy materials or the Notice by mail, you can eliminate all such paper mailings in the future by electing to receive an email that will provide Internet links to these documents. Opting to receive all future proxy materials online will save us the cost of producing and mailing documents to your home or business and help us conserve natural resources. See http://www.icsdelivery.com/csc to request complete electronic delivery. Enrollment for electronic delivery is effective until cancelled.

9. How many votes do I have?

You will have one vote for each share of our common stock you owned at the close of business on the record date, provided those shares are either held directly in your name as the stockholder of record or were held for you as the beneficial owner through a broker, bank or other nominee.

10. What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Most of our stockholders hold their shares through a broker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

Stockholder of Record. If your shares are registered directly in your name with our transfer agent, Computershare, you are considered the stockholder of record with respect to those shares, and the Notice or these proxy materials are being sent directly to you. As the stockholder of record, you have the right to grant your voting proxy directly to us, to submit proxies electronically or by telephone or to vote in person at the Annual Meeting. If you have requested printed proxy materials, we have enclosed a proxy card for you to use.

Beneficial Owner. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in "street name," and the Notice or these proxy materials are being forwarded to you by your broker, bank or nominee who is considered the stockholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker, bank or nominee on how to vote and are also invited to attend the Annual Meeting. However, since you are not the stockholder of record, you may not vote these shares in person at the Annual Meeting, unless you request, complete and deliver a legal proxy from your broker, bank or nominee. If you requested printed proxy materials, your broker, bank or nominee has enclosed a voting instruction card for you to use in directing the broker, bank or nominee regarding how to vote your shares.

11. How many votes must be present to hold the Annual Meeting?

A majority of our issued and outstanding shares entitled to vote at the Annual Meeting as of the record date must be present at the Annual Meeting in order to hold the Annual Meeting and conduct business. This is called a "quorum." Shares are counted as present at the Annual Meeting if you are present and vote in person at the Annual Meeting or by telephone or on the Internet or a proxy card has been properly submitted by you or on your behalf. Both abstentions and broker non-votes are counted as present for the purpose of determining the presence of a quorum.

As of the record date there were **155,301,248** shares of CSC common stock outstanding.

12. How many votes are required to elect directors and adopt the other proposals?

Proposal 1 – Election of Directors. Directors are elected by a majority vote in uncontested elections. Therefore, each director nominee must receive a majority of the votes cast with respect to such nominee at the Annual Meeting (the number of "FOR" votes must exceed the number of "AGAINST" votes). Abstentions and, if applicable, broker non-votes are not counted as votes "FOR" or "AGAINST" any nominee; therefore, they will have no effect on the outcome of the vote on this proposal. In accordance with the Company's Corporate Governance Guidelines, if an incumbent director nominee fails to receive the requisite number of votes, such director nominee shall promptly tender his or her resignation for consideration by the Nominating/Corporate Governance Committee. Within 30 days following the certification of the stockholder vote, the Nominating/Corporate Governance Committee will make a recommendation to the Board of Directors as to the treatment of any director who did not receive a majority vote, including whether to accept or reject any tendered resignation. The Board of Directors will make a final determination within 90 days following the certification of the election results, and publicly disclose its decision and rationale.

Proposal 2 – Advisory Vote on Executive Compensation. This proposal, which is non-binding, requires an affirmative "FOR" vote of a majority of the votes cast (*i.e.*, of the votes "FOR" or "AGAINST") to be approved. Abstentions and, if applicable, broker non-votes are not counted as votes "FOR" or "AGAINST" this proposal; therefore, they will have no effect on the outcome of the vote on this proposal.

Proposal 3 – Ratification of Independent Auditors. This proposal requires an affirmative "FOR" vote of a majority of the votes cast (*i.e.*, of the votes "FOR" or "AGAINST") to be approved. Abstentions, and if applicable, broker non-votes are not counted as votes "FOR" or "AGAINST" this proposal; therefore, they will have no effect on the outcome of the vote on this proposal.

13. What if I don't give specific voting instructions?

Stockholders of Record. If you are a stockholder of record and you:

- Indicate when voting by Internet or by telephone that you wish to vote as recommended by our Board of Directors; or

- Return a signed proxy card but do not indicate how you wish to vote,

then your shares will be voted in accordance with the recommendations of the Board of Directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at the meeting. If you indicate a choice with respect to any matter to be acted upon on your proxy card or voting instruction card, the shares will be voted in accordance with your instructions.

Beneficial Owners. If you hold shares beneficially in street name and do not provide your broker with voting instructions, your shares may constitute "broker non-votes" on certain proposals. Generally, broker non-votes occur on a non-routine proposal where a broker is not permitted to vote on that proposal without instructions from the beneficial owner, and instructions are not given. Broker non-votes are considered present at the Annual Meeting, but not as voting on a matter. Thus, broker non-votes are counted as present for purposes of determining the existence of a quorum, but are not counted for purposes of determining whether a matter has been approved. Thus, broker non-votes will not affect the outcome of the election of directors, approval of the Company's executive compensation or the ratification of the appointment of independent auditors.

Your broker will vote your street name shares at the Annual Meeting with respect to (i) the election of directors and (ii) approval of the Company's executive compensation, *only* if you instruct your broker how to vote. You should instruct your broker how to vote. If you do not provide your broker with instructions, under the rules of the New York Stock Exchange, your broker will not be authorized to vote your street name shares with respect to Proposal 1 and Proposal 2.

Your broker, at his or her discretion, may vote your street name shares on the ratification of the independent auditors if you do not provide voting instructions.

14. Can I change my vote after I voted?

Yes. Even if you voted by telephone or on the Internet or if you requested paper proxy materials and signed the proxy card or voting instruction card in the form accompanying this proxy statement, you retain the power to revoke your proxy or change your vote. You can revoke your proxy or change your vote at any time before it is exercised by giving written notice to the Corporate Secretary of CSC, specifying such revocation. You may change your vote by a later-dated vote by telephone or on the Internet or timely delivery of a valid, later-dated proxy or by voting by ballot at the Annual Meeting. However, please note that if you would like to vote at the Annual Meeting and you are not the stockholder of record, you must request, complete and deliver a legal proxy from your broker, bank or nominee.

15. What does it mean if I receive more than one Notice, proxy or voting instruction card?

It generally means your shares are registered differently or are in more than one account. Please provide voting instructions for all Notices, proxy cards and voting instruction cards you receive.

16. Are there other matters to be acted upon at the meeting?

The Company does not know of any matter to be presented at the Annual Meeting other than those described in this proxy statement. If, however, other matters are properly presented for action at the Annual Meeting, the proxy holders named in the proxy will have the discretion to vote on such matters in accordance with their best judgment.

17. Who is paying for the solicitation of proxies?

CSC is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. Our officers and employees may, without any compensation other than the compensation they receive in their capacities as officers and employees, solicit proxies personally or by telephone, facsimile, e-mail or further mailings. We will, upon request, reimburse brokerage firms and others for their reasonable expense in forwarding proxy materials to beneficial owners of CSC stock. We have engaged the services of Morrow & Co., LLC, 470 West Avenue, Stamford, CT 06902, with respect to proxy soliciting matters at an expected cost of approximately $10,000, not including incidental expenses.

18. What if I have any questions about voting, electronic delivery or Internet voting?

Questions regarding voting, electronic delivery or Internet voting should be directed to Investor Relations at 800.542.3070 or e-mail address, investorrelations@csc.com.

HOW DO I VOTE?

Your vote is important. You may vote on the Internet, by telephone, by mail or by attending the Annual Meeting and voting by ballot, all as described below. The Internet and telephone voting procedures are designed to authenticate stockholders by use of a control number and to allow you to confirm that your instructions have been properly recorded. If you vote by telephone or on the Internet, you do not need to return your Notice, proxy card or voting instruction card. Telephone and Internet voting facilities are available now and will be available 24 hours a day until 11:59 p.m., Eastern Time, on August 6, 2012.

Vote on the Internet

If you have Internet access, you may submit your proxy by following the instructions provided in the Notice, or if you requested printed proxy materials, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card. On the Internet voting site, you can confirm that your instructions have been properly recorded. If you vote on the Internet, you can also request electronic delivery of future proxy materials.

Vote by Telephone

You can also vote by telephone by following the instructions provided on the Internet voting site, or if you requested printed proxy materials, by following the instructions provided with your proxy materials and on your proxy card or voting instruction card.

Vote by Mail

If you elected to receive printed proxy materials by mail, you may choose to vote by mail by marking your proxy card or voting instruction card, dating and signing it, and returning it to Broadridge Financial Solutions, Inc. in the postage-paid envelope provided. If the envelope is missing, please mail your completed proxy card or voting instruction card to CSC, c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. Please allow sufficient time for mailing if you decide to vote by mail.

Voting at the Annual Meeting

The method or timing of your vote will not limit your right to vote at the Annual Meeting if you attend the Annual Meeting and vote in person. However, if your shares are held in the name of a bank, broker or other nominee, you must obtain a legal proxy, executed in your favor, from the holder of record to be able to vote at the Annual Meeting. You should allow yourself enough time prior to the Annual Meeting to obtain this proxy from the holder of record.

The shares voted electronically, by telephone or represented by the proxy cards received, properly marked, dated, signed and not revoked, will be voted at the Annual Meeting.

CORPORATE GOVERNANCE

CSC is committed to maintaining the highest standards of corporate governance, which we believe is essential for sustained success and long-term stockholder value. In light of this goal, the Board oversees, counsels and directs management in the long-term interests of the Company and our stockholders. The Board's responsibilities include, but are not limited to:

- overseeing the management of our business and the assessment of our business risks;
- overseeing the processes for maintaining our integrity with regard to our financial statements and other public disclosures, and compliance with law and ethics;
- reviewing and approving our major financial objectives and strategic and operating plans, and other significant actions; and
- overseeing our talent management and succession planning.

The Board discharges its responsibilities through regularly scheduled meetings as well as through telephonic meetings, action by written consent and other communications with management as appropriate. CSC expects directors to attend all meetings of the Board and the Board committees upon which they serve, and all annual meetings of the Company's stockholders at which they are standing for election or re-election as directors. During the fiscal year ended March 30, 2012 ("Fiscal Year 2012" or "Fiscal 2012"), the Board held 28 meetings. During Fiscal 2012, the Audit Committee held 10 meetings, the Compensation Committee held 10 meetings, and the Nominating/Corporate Governance Committee held 3 meetings. All directors attended 97% of the Board and standing committee meetings. No director attended fewer than 75% of the aggregate of (1) the total number of meetings of the Board, and (2) the total number of meetings held by all committees of the Board on which he or she served during Fiscal 2012. Each of the directors then serving attended the 2011 Annual Meeting of Stockholders.

Governance is a continuing focus at CSC, starting with the Board and extending to all employees. In this section, we describe some of our key governance policies and practices. In addition, we solicit feedback from our stockholders on governance and executive compensation practices and engage in discussions with various groups and individuals on governance issues and improvements.

Corporate Governance Guidelines

The Board has long adhered to governance principles designed to assure excellence in the execution of its duties and regularly reviews the Company's governance policies and practices. These principles are outlined in CSC's Corporate Governance Guidelines (the "Guidelines"), which, in conjunction with our Amended and Restated Articles of Incorporation ("Articles of Incorporation"), Amended and Restated Bylaws ("Bylaws"), Board committee charters and related policies, form the framework for the effective governance of CSC.

The full text of the Guidelines, the charters for each of the Board committees, the Code of Business Conduct (the "Code of Conduct"), the Equity Grant Policy, the Related Party Transactions Policy and Clawback Policy are available on CSC's Website, www.csc.com, under "Corporate Governance." These materials are also available in print to any person, without charge, upon request, by calling 800.542.3070 or writing to:

Investor Relations
CSC
3170 Fairview Park Drive
Falls Church, Virginia 22042

Board Leadership Structure

Under the Guidelines, the Board has the flexibility to select the appropriate leadership structure for the Company. In making leadership structure determinations, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company's stockholders. In connection with the CEO search conducted by the Board in Fiscal 2012, the Board reviewed its leadership structure and determined to separate the offices of Chairman and CEO effective upon the commencement of employment of J. Michael Lawrie as President and CEO of the Company on March 19, 2012. Effective on that date, Rodney F. Chase became non-executive Chairman of the Board. The Board believes that this structure provides independent board leadership and engagement as the CEO and Chairman are distinct and separate roles. This structure will also assure constructive engagement among the Board and the CEO, and will encourage objective viewpoints. In addition, this structure allows the CEO to focus on the Company's business, while the Chairman can focus on corporate governance matters.

In prior years, the CEO and Chairman roles were combined, and Mr. Michael W. Laphen served as the CEO and Chairman from 2007 to March 19, 2012. The Company believed that this structure was appropriate at the time as Mr. Laphen had over 30 years of experience at the Company and, as a result, had extensive knowledge about the global aspects of the Company's business and operations. To ensure independent oversight during this period, the Board designated a Lead Director. In Fiscal 2012, Irving W. Bailey, II, served as Lead Director until March 19, 2012, when Mr. Chase assumed the role of non-executive Chairman of the Board.

Board Leadership Structure

- Separation of Chairman and CEO roles
- Non-executive Chairman of the Board, Rodney F. Chase
- Strong Committee Chairs
- Active engagement by all Directors

The Board believes that this structure provides effective oversight of management.

CSC's governance processes include executive sessions of the independent directors before and after every board meeting, annual evaluations by the independent directors of the CEO's performance, succession planning, annual Board and committee self assessments and the various governance processes contained in the Guidelines and the Board committee charters.

Director Independence

Independent Directors. The Board assesses the independence of our directors and examines the nature and extent of any relations between the Company and our directors, their families and their affiliates. The Guidelines provide that a director is "independent" if he or she satisfies the New York Stock Exchange ("NYSE") requirements for director independence (as set forth in Appendix A) and the Board of Directors affirmatively determines that the director has no material relationship with CSC (either directly, or as a partner, stockholder or officer of an organization that has a relationship with CSC). In Fiscal 2012, the Board determined that, with the exception of our CEO, each of the remaining nine directors – Irving W. Bailey, II, David J. Barram, Stephen L. Baum, Erik Brynjolfsson, Rodney F. Chase, Judith R. Haberkorn, F. Warren McFarlan, Chong Sup Park and Thomas H. Patrick – is independent.

Independent Director Meetings. The non-management directors regularly meet in executive session prior to the commencement and/or after the conclusion of each regularly scheduled Board meeting, and meet at such additional times as they may determine. During Fiscal Year 2012, they held nine executive sessions in connection with regularly scheduled Board meetings and held ten additional meetings.

Committee Independence Requirements. All members serving on the Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee must be independent as defined by the Guidelines. In addition, Audit Committee members must meet heightened independence criteria under the rules and regulations of the NYSE and the SEC relating to audit committees and each Compensation Committee member must be a "non-employee director" pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") and an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code").

Oversight of Risk Management

We believe our Board leadership structure supports a risk-management process in which senior management is responsible for our day-to-day risk-management processes and the Board provides oversight of our risk management. As part of its oversight responsibility, the Board oversees and maintains the Company's governance and compliance processes and procedures to promote the highest standards of responsibility, ethics and integrity.

Management Role. In order for the Company to identify and mitigate the Company's risk exposures, the Company has established an Enterprise Risk Management ("ERM") function to (i) identify risks in the strategic, operational, financial reporting and compliance domains, for the Company as a whole, as well as for each operating unit, and (ii) evaluate the effectiveness of existing mitigation strategies. The ERM function reports to the CFO, and coordinates and reviews assessments of internal processes and controls for ongoing compliance with internal policies and legal regulatory requirements. The ERM function periodically reports potential areas of risk to the Board and its committees.

Board Role. The Board has overall responsibility for oversight of risk and assesses our strategic and operational risks throughout the year, with particular focus on these risks at its May Board meeting. At this meeting, senior management reports on the opportunities and risks faced by the Company in the markets in which the Company conducts business.

Committee Role. In fulfilling its oversight role, the Board delegates certain risk management oversight responsibility to the Board's committees. The committees meet regularly and report any significant issues and recommendations discussed during the committee meetings to the Board. Specifically, each committee fulfills the following oversight roles:

- The Audit Committee oversees risks related to accounting, financial reporting processes and internal controls of the Company as well as reviews the Company's policies and practices with respect to risk assessment and risk management. During the Audit Committee review, the Committee discusses the Company's major risk exposures and the steps that have been taken to monitor and control such exposures with management and meets separately with management, internal auditors and independent auditors. The Audit Committee reports the results of its review to the Board.
- The Compensation Committee monitors the risks associated with succession planning and leadership development as well as compensation plans, including evaluating the effect that the Company's executive and sales compensation plans may have on decision making.
- The Nominating/Corporate Governance Committee monitors the risks related to the Company's governance structure and process.

Compensation and Risk

During Fiscal 2012, CSC management reviewed its executive and non-executive (non-sales) compensation programs and also undertook a comprehensive global review of its sales force incentive compensation programs. Management determined that none of its compensation programs encourage or create unnecessary risk taking, and none are reasonably likely to have a material adverse effect on the Company. In conducting this assessment, CSC inventoried its executive, non-executive and sales plans and programs and analyzed the components and design features of these programs in the context of risk mitigation. A summary of the findings of the assessment was provided to the Compensation Committee and the Board. Overall, CSC concluded that (1) CSC's executive compensation programs provide a mix of awards with performance criteria and design features that mitigate excessive risk taking; (2) non-executive (non-sales) arrangements are primarily fixed compensation (salary and benefits) with limited incentive opportunity and do not encourage excessive risk taking; and (3) sales force compensation, based on multiple local or operating annual incentive compensation plans and its unit plans did not demonstrate any excessive risk. In Fiscal 2013, the Company is undertaking to further align its annual incentive compensation plans and its sales compensation plans to support the Company's turnaround strategy.

Equity Ownership Guidelines

Under stock ownership guidelines adopted by the Board, Board members, other than the CEO, have an equity ownership requirement of five times their annual retainer to be achieved over a three-year period. Restricted stock units, as well as directly held shares, are taken into account for purposes of determining whether requirements have been met. Stock ownership guidelines for the executive officers, including the CEO, are described under "Compensation Discussion and Analysis – Additional Compensation Policies - Equity Ownership Guidelines."

Talent Management and Succession Planning

The Company's Compensation Committee and Board are actively engaged and involved in succession planning and talent management, and they engage annually in a review of succession plans. The annual review focuses on emerging talent and key positions at the executive officer and operating unit leadership level that are important to the execution of the Company's strategic priorities and are critical to achieving the Company's business goals. The Compensation Committee is also updated on issues relating to the overall workforce such as diversity, health and welfare benefits, geographic differences in compensation practices, performance management, and in Fiscal Year 2013, turnover, attrition and engagement. In Fiscal Year 2012, the Company also adopted an Emerging and Key Technical Talent Award Program, which was reviewed at the December Compensation Committee and Board meeting.

Oversight of Related Party Transactions

The Company has adopted a written policy requiring the approval of the Nominating/Corporate Governance Committee of all transactions in excess of $120,000 between the Company and any related person ("Interested Transactions"). For the purposes of this policy, a related person is any person who was in any of the following categories at any time during Fiscal Year 2012:

- A director or executive officer of the Company;
- Any nominee for director;

- Any immediate family member of a director or executive officer, or of any nominee for director. Immediate family members are any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer or nominee for director, and any person (other than a tenant or employee) sharing the household of such director, executive officer or nominee for director; and

- Any person who was in any of the following categories when a transaction in which such person had a direct or indirect material interest occurred or existed:

  - Any beneficial owner of more than 5% of the Company's common stock; or

  - Any immediate family member of any such beneficial owner, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such security holder, and any person (other than a tenant or employee) sharing the household of such security holder.

A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

In determining whether to approve an interested transaction, the Nominating/Corporate Governance Committee will take into account, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party's interest in the transaction. No director will participate in any discussion or approval of an interested transaction for which he or she (or an immediate family member) is a related party, except that the director will provide all material information concerning the interested transaction to the Nominating/Corporate Governance Committee.

There have been no transactions since April 2, 2011 (*i.e.*, the first day of Fiscal 2012), nor are there any currently proposed transactions, in which the Company was or is to be a participant and the amount involved exceeds $120,000, which required the approval of the Nominating/Corporate Governance Committee under the Company's interested transaction policy or in which any related person had, has or will have a direct or indirect material interest and which is required to be disclosed under applicable SEC rules.

Code of Ethics and Standards of Conduct

CSC is committed to the highest standards of ethical conduct and professionalism, and our Code of Conduct confirms our commitment to ethical behavior in the conduct of all CSC activities. The Code of Conduct applies to all directors, officers and employees of CSC and it sets forth our policies and expectations on a number of topics including avoiding conflicts of interest, confidentiality, insider trading, protection of CSC and customer property and providing a proper and professional work environment. We maintain a worldwide toll-free and internet-based open line which employees can use to communicate any business ethics-related concerns, and training on ethics and compliance topics for all employees. The open line is administered by a third-party provider. The ethics and compliance function resides in the Ethics and Compliance Office and is managed by CSC's Chief Ethics and Compliance Officer.

In Fiscal 2012, there were no waivers of any provisions of the Code of Conduct or the Code of Ethics for the CEO, CFO and CAO. It is CSC's policy to promptly disclose (i) any waiver of a director or executive officer's compliance with the Code of Conduct, and (ii) any amendment or waiver of the Code of Ethics for the CEO, CFO and CAO on our website.

Board Diversity

The Company's policy on Board diversity is set forth in the Guidelines, which provide that Board membership should reflect diversity in many respects, by including, for example, persons diverse in geography, gender and ethnicity. In addition, the Nominating/Corporate Governance Committee seeks to maintain a mix of individuals who possess experience in the sectors in which the Company operates, such as international business, technology, health care, government service and public policy, as well as those having backgrounds as executives in operations, finance, accounting, marketing and sales. The Nominating/Corporate Governance Committee deems this policy to be effective.

Mandatory Retirement of Directors

Under our Bylaws, directors must retire by the close of the first annual meeting of stockholders held after they reach age 72, unless the Board determines that it is in the best interests of CSC and its stockholders for the director to continue to serve until the close of a subsequent annual meeting. Pursuant to the Bylaws, F. Warren McFarlan is retiring from the Board effective at the Annual Meeting.

Resignation of Employee Directors

Under the Guidelines, the CEO must offer to resign from the Board when he or she ceases to be a CSC employee. Accordingly, our former CEO, Michael W. Laphen, resigned from the Board effective March 19, 2012.

Communicating with the Board or the Chairman

Stockholders and other interested parties may communicate with the Board, individual directors, the non-management directors as a group, or with the non-executive Chairman, by writing in care of the Corporate Secretary, Computer Sciences Corporation, 3170 Fairview Park Drive, Falls Church, Virginia 22042. The Corporate Secretary reviews all submissions and forwards to members of the Board all appropriate communications that in her judgment are not offensive or otherwise objectionable and do not constitute commercial solicitations.

BOARD STRUCTURE AND COMMITTEE COMPOSITION

As of the date of this proxy statement, the Board has ten directors and four standing committees: the Audit Committee, the Compensation Committee, the Nominating/Corporate Governance Committee and the Executive Committee.

During Fiscal 2012, the Board established an Ad Hoc Search Committee which conducted the search for our new CEO. The members of the Committee were David J. Barram (Chairman), Rodney F. Chase, Judith R. Haberkorn, and Chong Sup Park. The Committee held 42 meetings during Fiscal 2012 and was dissolved in February 2012 upon the appointment of Mr. J. Michael Lawrie.

The Executive Committee was established by the Board on May 15, 2012.

Each director serving on the Audit Committee, Compensation Committee or Nominating/Corporate Governance Committee must be independent. In addition:

- Each Audit Committee member must meet heightened independence criteria under the rules and regulations of the NYSE and the SEC relating to audit committees, and must be financially literate. No member of the Audit Committee may simultaneously serve on the audit committees of more than three other public companies unless the Board determines that such simultaneous service would not impair the member's ability to effectively serve on the Audit Committee. Two members of the Audit Committee serve on no other public company audit committees, two serve on one other public company audit committee and one serves on two other public company audit committees. The Board has determined that such simultaneous service does not impair the ability of the members of the Audit Committee who serve on the other public company audit committees to effectively serve in their CSC Audit Committee roles.

- Messrs. Barram, Baum, and Patrick each qualifies as an "audit committee financial expert", for purposes of the rules of the SEC, and all members of the Committee are financially literate. Mr. Patrick has advised the Company that he will not be standing for re-election when his current term expires at the Annual Meeting. Mr. Patrick's decision not to stand for re-election was not due to any dispute or disagreement with the Company on any matter relating to the Company's operations, policies or practices. Lawrence A. Zimmerman, a nominee for election to the Board at the Annual Meeting, has extensive experience in corporation finance and accounting, including as former Chief Financial Officer of Xerox Corporation. If elected, Mr. Zimmerman will also serve on the Company's Audit Committee.

- Each Compensation Committee member must be a "non-employee director" for purposes of Rule 16b-3 promulgated under the Exchange Act and an "outside director" for purposes of Section 162(m) of the Internal Revenue Code. The Board has determined that each committee member satisfies all applicable requirements for membership on that committee.

- The current committee membership, the number of meetings during the last fiscal year and the function of each of the standing committees are described below.

Audit Committee

Committee	*Current Members*	*Primary Responsibilities*	*Number of Fiscal 2012 Meetings*
Audit	David J. Barram (Chairman) Stephen L. Baum Erik Brynjolfsson Thomas H. Patrick	➢ Oversees financial reporting, accounting, control and compliance matters. ➢ Appoints and evaluates the independent auditor. ➢ Reviews with the internal and independent auditors the scope, results and adequacy of their audits and effectiveness of internal controls. ➢ Reviews material financial disclosures. ➢ Pre-approves all audit and permitted non-audit services. ➢ Annually reviews the Company's compliance programs and receives regular updates about compliance matters. ➢ Annually reviews the Company's disclosure controls and procedures.	10

Anyone with questions or complaints regarding accounting, internal accounting controls or auditing matters may communicate them to the Audit Committee by calling CSC's Open Line available at http://www.cscopenline.ethicspoint.com. Calls may be confidential or anonymous. All such questions and complaints will be forwarded to the Audit Committee for its review and will be simultaneously reviewed and addressed under the direction of the Vice President, Internal Audit. The Audit Committee may direct special treatment, including the retention of outside advisors, for any concern communicated to it. The Code of Conduct prohibits retaliation against CSC employees for any report or communication made in good faith through the Open Line.

Compensation Committee

Committee	*Current Members*	*Primary Responsibilities*	*Number of Fiscal 2012 meetings*
Compensation	Chong Sup Park (Chairman) Irving W. Bailey, II Judith R. Haberkorn F. Warren McFarlan	➢ Approves the CEO's compensation based upon an evaluation of his performance by the independent Directors. ➢ Reviews and approves senior management's compensation and approves compensation guidelines for all other officers. ➢ Administers incentive and equity compensation plans and, in consultation with senior management, approves compensation policies. ➢ Reviews executive compensation disclosures and annual compensation program risk assessment.	10

Compensation Committee Interlocks and Insider Participation. None of the members of the Compensation Committee was at any time during Fiscal 2012, or at any other time, one of our officers or employees. No executive officer of the Company served or serves on the compensation committee or board of any company that employed or employs any member of the Compensation Committee or Board. For information regarding certain related party transactions, see "Oversight of Related Party Transactions."

Nominating/Corporate Governance Committee

Committee	***Current Members***	***Primary Responsibilities***	***Number of Fiscal 2012 meetings***
Nominating/ Corporate Governance	David J. Barram (Chairman) Stephen L. Baum Erik Brynjolfsson Judith R. Haberkorn F. Warren McFarlan	➢ Monitors the Board's structure and operations. ➢ Sets criteria for Board membership. ➢ Searches for and screens candidates to fill Board vacancies and recommends candidates for election. ➢ Evaluates Director and Board performance and assesses Board composition and size. ➢ Evaluates the Company's corporate governance process. ➢ Recommends to the Board whether to accept the resignation of incumbent Directors that fail to be re-elected in uncontested elections. ➢ Reviews, and makes recommendations to the Board about related person transactions.	3

Executive Committee

Committee	***Current Members***	***Primary Responsibilities***	***Number of Fiscal 2012 meetings***
Executive	J. Michael Lawrie (Chairman) David J. Barram Rodney F. Chase	➢ Assists the CEO in making decisions on how best to progress the strategy set by the Board between Board meetings. ➢ Assists in time sensitive decision-making to achieve strategic objectives. ➢ Assists in implementation of strategy set by the Board.	0

DIRECTOR COMPENSATION

Employee directors do not receive any separate compensation for their Board activities. The following table sets forth the annual retainer and attendance fees paid to our non-management directors. There were no adjustments to the retainers and fees paid to our non-management directors in Fiscal 2012, except for compensation relating to the role of non-executive chairman of the Board.

Fiscal 2012 Director Retainers and Fees

Annual Retainer[1]	$60,000
Annual Equity Award[2]	$125,000
Attendance Fee[1]	$2,000 per day of meetings
Lead Director Retainer[1, 3]	$35,000
Non-Executive Chairman Retainer[3]	$150,000
Audit Committee Chairman Retainer[1]	$20,000
Compensation Committee Chairman Retainer[1]	$15,000
Nominating/Corporate Governance Committee Chairman Retainer[1]	$10,000

1. Amounts payable in cash may be deferred pursuant to the Company's Deferred Compensation Plan, which is described further below in this proxy statement.
2. Restricted stock unit awards vest in full at the 2012 Annual Meeting and are automatically redeemed for CSC stock and dividend equivalents (plus interest) when a CSC director ceases to serve on the Board, either in a lump sum or in annual installments over periods of 5, 10 or 15 years, at the director's election. In addition, restricted stock units vest in full upon a change in control of the Company.
3. Prorated in Fiscal 2012.

The following table sets forth for each of the non-management directors certain information with respect to compensation earned in Fiscal Year 2012.

Name (a)	Fees Earned[1] or Paid in Cash (b)	Stock Awards[2] (c)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[3] (f)	All Other Compensation (g)	Total (h)
Irving W. Bailey, II	$169,750	$126,294	$39,630	$--	$335,674
David J. Barram[(4)(6)]	239,214	126,294	--	--	365,508
Stephen L. Baum.	134,000	126,294	26,451	--	286,745
Erik Brynjolfsson	142,000	126,294	--	--	268,294
Rodney F. Chase[(5)(6)]	202,500	126,294	--	--	328,794
Judith R. Haberkorn[(6)] . . .	198,000	126,294	--	--	324,294
F. Warren McFarlan.	134,000	126,294	9,849	--	270,143
Chong Sup Park[(6)]	211,000	126,294	7,937	--	345,231
Thomas H. Patrick.	124,000	126,294	--	--	250,294

1. Column (b) reflects all cash compensation earned during Fiscal Year 2012, whether or not payment was deferred pursuant to the Deferred Compensation Plan.

2. Column (c) reflects the grant date fair value computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 – Compensation – Stock Compensation ("FASB ASC Topic 718") in connection with the RSUs granted on August 15, 2011 to our directors then serving. For a discussion of the assumptions made in the valuation of restricted stock and RSUs, reference is made to the section of Note 1 of the Consolidated Financial Statements in the Company's 2012 Annual Report filed on Form 10-K providing details of the Company's accounting under FASB ASC Topic 718. The aggregate number of stock awards outstanding for each director at fiscal year-end are as follows:

Name	Aggregate Stock Awards Outstanding as of April 1, 2012
Irving W. Bailey, II	31,052
David J. Barram	20,400
Stephen L. Baum	28,119
Erik Brynjolfsson.	5,900
Rodney F. Chase.	26,840
Judith R. Haberkorn	14,300
F. Warren McFarlan	32,410
Chong Sup Park	15,000
Thomas H. Patrick	21,800

3. Column (f) reflects that portion of the interest credited to the director during Fiscal Year 2012 under the Deferred Compensation Plan, which is considered to be at above-market rates pursuant to SEC rules. The non-management directors do not have a pension plan.

4. Includes payment of $12,500 for Mr. Barram's service as Chairman of the Ad Hoc Search Committee.

5. In Fiscal Year 2012, the Board, on the recommendation of the Compensation Committee, approved a new compensation arrangement for Rodney F. Chase, who assumed the role of non-executive Chairman of the Board for a two-year term. The annual compensation is as follows: a $150,000 cash retainer, an award of restricted stock units granted effective May 22, 2012 having a value of $250,000 and a discretionary award of restricted stock units having a value of $100,000 for Fiscal Year 2013. The amount shown includes a pro rata payment of $5,357 for the Fiscal 2012 retainer for the period from March 19, 2012 to March 30, 2012. In addition, Mr. Chase's annual retainer and Audit Committee Chairman fees were prorated for the period prior to May 19, 2012.

6. Includes fees paid for service by such Directors on the Ad Hoc Search Committee. Members of such committee received meeting fees of $2,000 per day of meeting.

PROPOSAL 1 - ELECTION OF DIRECTORS

Our Board of Directors has nominated nine persons for election as directors at the 2012 Annual Meeting to hold office until their successors have been elected and qualified. Messrs. McFarlan and Patrick are retiring from the Board effective at the Annual Meeting. Under our Bylaws, directors must retire by the close of the first annual meeting of stockholders held after they reach age 72, unless the Board determines that it is in the best interests of CSC and its stockholders for the director to continue to serve until the close of a subsequent annual meeting. Under this mandatory retirement provision of the Bylaws, Mr. McFarlan is retiring from the Board effective at the Annual Meeting. Mr. Patrick advised the Company that he will not be standing for re-election when his current term expires at the Annual Meeting. Mr. Patrick's decision not to stand for re-election was not due to any dispute or disagreement with the Company on any matter relating to the Company's operations, policies or practices. The Board wishes to thank Messrs. McFarlan and Patrick for the valuable contributions they made during their tenure.

Directors are elected by a majority vote in uncontested elections; therefore, each director nominee must receive a majority of the votes cast with respect to such nominee at the Annual Meeting (the number of "FOR" votes must exceed the number of "AGAINST" votes). In accordance with the Guidelines, if an incumbent director nominee fails to receive the requisite number of votes, such director nominee shall promptly tender his or her resignation for consideration by the Nominating/Corporate Governance Committee.

It is intended that the accompanying proxy, if executed and returned with no voting instructions indicated, will be voted for the election to the Board of the nine director nominees in this proxy statement.

Director Nomination Process

The Nominating/Corporate Governance Committee is responsible for reviewing and assessing with the Board the appropriate skills, experience, and background sought of Board members in the context of our business and then-current membership on the Board. This assessment of Board skills, experience, and background includes numerous diverse factors including independence, experience, age and gender and ethnic diversity. In addition, the Board believes that current and potential directors collectively should possess the following mix of skills and attributes:

- Professional and personal ethics and values
- Senior level management or operations experience
- Government and public policy experience
- Experience in major academic institution
- Public company governance experience
- International business experience
- Financial literacy and expertise
- Experience in areas of CSC's business
- Independence

In evaluating potential director nominees, the Nominating/Corporate Governance Committee considers each of these attributes. The Committee then considers the contribution they would make to the quality of the Board's decision making and effectiveness. The Board has identified Lawrence A. Zimmerman as a nominee for election as an independent member of the Board of Directors at the Annual Meeting. Mr. Zimmerman was recommended as a nominee to the Board by the Nominating/Corporate Governance Committee. Mr. Zimmerman has accepted his nomination and has agreed to serve as a director if elected.

The Nominating/Corporate Governance Committee will also consider potential director candidates recommended by stockholders as described under "Business for 2013 Annual Meeting" at the end of this Proxy Statement. The Committee has retained from time to time third-party search firms to identify qualified director candidates and to assist the Committee in evaluating candidates that have been identified by others.

2012 Director Nominees

The biographies of each of the nominees below contains information as of the date of this proxy statement regarding the person's service as a director, director positions held currently or at any time during the last five years and skills, experience and qualifications that led to the conclusion that such person should serve as one of our directors.

Each of the nominees has a strong reputation and experience in areas relevant to the strategy and operations of the Company's businesses, particularly industries and growth segments that the Company serves, such as technology, financial services, international business and government, as well as key geographic markets where it operates. Each of the nominees holds or has held senior executive positions in large, complex organizations or has relevant operating experience or experience in a major academic institution. In these positions, they have also gained experience in core management skills, such as strategic and financial planning, public company financial reporting, corporate governance, risk management, thought leadership, executive management and leadership development. Each of our nominees also has experience serving on boards of directors and board committees of other public companies.

The Board also believes that each of the nominees has other key attributes that are important to an effective board: integrity and demonstrated high ethical standards, sound judgment, analytical skills, the ability to engage management and each other in a constructive and collaborative fashion, diversity of origin, background, experience and thought, and the commitment to devote significant time and energy to service on the Board and its Committees. A chart summarizing the attributes and skills of the Board as a whole is set forth further below.



Irving W. Bailey, II
Age: 71
Director Since: 1992

CSC Committees:
- Compensation

Public Directorships:
- AEGON N.V.
- Hospira, Inc.

Mr. Bailey is senior advisor to Chrysalis Ventures, Inc., a private equity fund. Prior to his service as senior advisor, Mr. Bailey served as managing director of Chrysalis from 2001 to 2005 and Chairman and Chief Executive Officer of Providian Corporation, an insurance and diversified financial services company from 1988 to 1997. Since 2004, Mr. Bailey has served as a director of Hospira, Inc. and AEGON N.V. and currently serves as AEGON's vice chairman. Until March 19, 2012, Mr. Bailey served as Lead Director of the CSC Board.

Skills and Qualifications:
- **Senior Level Management Experience**: Former Chief Executive Officer of Providian
- **Public Company Governance Experience**: Directorships at two public companies other than CSC
- **Experience in CSC's Business Areas**: Extensive executive experience in the financial services industry

---



David J. Barram
Age: 68
Director Since: 2004

CSC Committees:
- Audit (Chair)
- Nominating/Corporate Governance (Chair)
- Executive

Private Directorships:
- Mobibucks Corporation

Mr. Barram is director of Mobibucks Corporation, a provider of an alternate payment system and electronic loyalty card and coupon system. Prior to his service as director, Mr. Barram served as Chief Executive Officer of Mobibucks from 2006 to 2007 and Administrator of the U.S. General Services Administration, retired as of 2000. Mr. Barram also served as a director of Pope & Talbot, Inc., from 2001 to 2008, and NetIQ Corporation, from 2002 to 2006. He was also chairman of Mobibucks from 2007 to 2012.

Skills and Qualifications:
- **Senior Level Management Experience**: Former Chief Financial Officer of Silicon Graphics and Apple Computer
- **Government and Public Policy Experience**: Former Administrator of the U.S. General Services Administration
- **Experience in CSC's Business Areas**: Extensive executive experience in the technology sector
- **Financial Literacy**: Former Chief Financial Officer of two public companies



Stephen L. Baum
Age: 71
Director Since: 1999

CSC Committees:
- Audit
- Nominating/Corporate Governance

Mr. Baum is the former chairman and chief executive officer of Sempra Energy, a publicly held energy-services company, retired as of 2006. Mr. Baum served as Sempra's chairman from 2005 to 2006, chairman and chief executive officer from 2000 to 2005, and president from 2000 to 2004. Mr. Baum was a director of TransAlta Corporation from 2008 to 2012. He formerly served as a director of Enterprise Products Partners in 2006 and senior advisor to Sky Fuel, Inc., a solar energy company, from 2007 to 2009.

Skills and Qualifications:
- **Senior Level Management Experience**: Former Chief Executive Officer and President of Sempra Energy
- **Public Company Governance Experience**: Experience as a director of a public company in addition to CSC
- **Experience in CSC's Business Areas**: Extensive public company executive officer experience in the energy and technology sectors



Erik Brynjolfsson
Age: 50
Director Since: 2010

CSC Committees:
- Audit
- Nominating/Corporate Governance

Dr. Brynjolfsson is the Schussel Family Professor at the MIT Sloan School. Dr. Brynjolfsson also serves as the director of the MIT Center for Digital Business, since 2002, a research associate at the National Bureau of Economic Research, since 2006, and the Chairman of the MIT Sloan Management Review, since 2007. Dr. Brynjolfsson lectures worldwide on technology strategy, productivity and intangible assets. Dr. Brynjolfsson served as a director of CSK Corporation from 2006 to 2008.

Skills and Qualifications:
- **Public Company Governance Experience**: Experience as a director of a public company in addition to CSC
- **Major Academic Institution Experience**: Professor at the MIT Sloan School; director of the MIT Center for Digital Business
- **Experience in CSC's Business Areas**: Internationally recognized expert in technology strategy, productivity and intangible assets and director of the MIT Center for Digital Business



Rodney F. Chase,
Non-executive Chair
Age: 69
Director Since: 2001

CSC Committees:
- Audit (ex officio)
- Nominating/Corporate Governance (ex officio)
- Compensation (ex officio)
- Executive

Public Directorships:
- Genel Energy Ltd.
- Tesoro Corporation

Mr. Chase assumed the role of non-executive Chairman of the Board of CSC on March 19, 2012. He served as non-executive chairman of Petrofac Ltd., a provider of facilities solutions to the oil and gas industry, from 2005 to 2011. He is also the former Deputy Group Chief Executive and Managing Director of BP p.l.c., an oil and gas company, serving from 1992 to 2003. Mr. Chase served as Deputy Chairman of Tesco p.l.c., from 2002 to 2010, a director of Nalco Company from 2005 to 2011 and a director of Tesoro Corporation since 2005. He became non-executive Chairman of Genel Energy Ltd in 2011.

Skills and Qualifications:
- **Senior Level Management Experience**: Former Deputy Chief Executive and Managing Director of a major worldwide public company
- **Public Company Governance Experience**: Experience as a director in four other public companies in addition to CSC
- **International Business Experience**: Extensive chief executive and operational experience in a major international energy company
- **Experience in CSC's Business Areas**: Extensive experience in the energy industry



Judith R. Haberkorn
Age: 65
Director Since: 2007

CSC Committees:
- Compensation
- Nominating/Corporate Governance

Ms. Haberkorn was the President of Consumer Sales and Service of Verizon Communications (formerly Bell Atlantic), a provider of broadband, wireline and wireless communications for business, government and consumers, from 1998 to 2000. Ms. Haberkorn also served as a director of Express Jet Holdings, Inc. from 2006 to 2010, Armstrong World Industries from 1997 to 2010, Enesco Group, Inc. from 1993 to 2007 and MCI from 2003 to 2006.

Skills and Qualifications:
- **Senior Level Management Experience**: Former President of Consumer Sales and Service, Verizon Communications
- **Public Company Governance Experience**: Experience as a director of four public companies in addition to CSC
- **Experience in CSC's Business Areas**: Extensive branding, sales, marketing and executive experience at Verizon, a major U.S. technology company



J. Michael Lawrie
Age: 58
Director Since: 2012

CSC Committees:
- Executive (Chair)

Public Directorships
- Juniper Networks, Inc.

Mr. Lawrie became a member of the Board of Directors on February 7, 2012 and President and Chief Executive Officer of CSC on March 19, 2012. Prior to joining CSC, he served as Chief Executive Officer of UK-based Misys plc, a leading global IT solutions provider to the financial services industry, from November 2006 to March 2012. From 2008 to 2010, Mr. Lawrie also served as the Executive Chairman of Allscripts-Misys Healthcare Solutions, Inc., an industry leader in electronic health record solutions. Prior to that, Mr. Lawrie was a general partner with ValueAct Capital, a San Francisco-based private investment firm, from 2005 to 2006. He served as Chief Executive Officer of Siebel Systems, Inc., an international software and solutions company, from 2004 to 2005. Previously, Mr. Lawrie spent 27 years with IBM where he held various leadership positions, including Senior Vice President and Group Executive, responsible for sales and distribution of all IBM products and services worldwide; General Manager for operations in Europe, the Middle East and Africa; and General Manager of Industries for the Asia Pacific. Mr. Lawrie is the lead independent, non-executive Director of Juniper Networks, Inc., and is also a Trustee of Drexel University, Philadelphia.

Skills and Qualifications:
- **Senior Level Management Experience**: Former Chief Executive Officer of Misys plc and Siebel Systems, Inc. Former Executive Chairman of Allscripts-Misys Healthcare Solutions, Inc.
- **Public Company Governance Experience**: Experience as a former director of Allscripts-Misys Healthcare Solutions, Inc. and a director of Juniper Networks, Inc.
- **International Business Experience**: Extensive international experience as chief executive of a leading global IT solutions provider to the financial services industry
- **Experience in CSC's Business area**: Extensive experience in the IT sector



Chong Sup Park
Age: 64
Director Since: 2007

CSC Committees:
- Compensation (Chair)

Public Directorships:
- Brooks Automation, Inc.
- Ballard Power Systems Inc.
- Seagate Technology
- Enphase Energy Inc.

Dr. Park is the former Chairman and CEO of Maxtor Corporation, from 2004 to 2006, prior to its acquisition by Seagate Technology, a manufacturer and designer of hard disk drives. He also served as a director of Maxtor Corporation from 1994 to 2006 and has served as a director of Seagate Technology since 2006. Since 2008, Dr. Park has served as a director of Brooks Automation, Inc. Since 2007, he has served as a director of Ballard Power Systems Inc and formerly served as a director for Stats ChipPAC Ltd. from 2004 to 2007 and Smart Modular Technologies, Inc. from 2004 to 2010. Since June 2011, he has also served as director of Enphase Energy Inc.

Skills and Qualifications:
- **Senior Level Management Experience**: Former Chief Executive Officer of a worldwide computer products and components company
- **Public Company Governance Experience**: Experience as a director in five public companies other than CSC
- **International Business Experience**: Experience as a chief executive in a worldwide technology company
- **Experience in CSC's Business Areas**: Extensive experience in the technology industry at major corporations



Lawrence A. Zimmerman
Age: 69

Public Directorships:
- Delphi Automotive
- Brunswick Corporation

Mr. Zimmerman served as Vice Chairman from 2009 to 2011 and as Executive Vice President and Chief Financial Officer from 2002 to 2011, of Xerox Corporation, a worldwide technology and document equipment company. From 1998-1999, he served as Chief Financial Officer of System Software Associate, a software company. Prior to that, he spent 32 years with IBM where he held various positions, including Vice President and Corporate Controller. Since 2009, Mr. Zimmerman has served as a director of Delphi Automotive. Since 2006, he has served as a director of Brunswick Corporation, and formerly served as a director of Stanley, Black & Decker, Inc. from 2005 to 2011.

Skills and Qualifications:
- **Senior Level Management Experience:** Former Chief Financial Officer of Xerox Corporation, a worldwide technology, document equipment and services company
- **Public Company Governance Experience:** Experience as a director of two public companies other than CSC
- **Experience in CSC's Business Areas:** Extensive experience as a chief financial officer in a worldwide technology, document equipment and services company
- **Financial Literacy:** Extensive experience in corporation finance and accounting, including as former Chief Financial Officer of a publicly traded worldwide technology, document equipment and services company

Set forth below is a chart of the specific qualifications, attributes, skills and experience of the director nominees as a whole. While we look to each director or nominee to be knowledgeable in these areas, and "•" indicates that an item is a specific qualification, attribute, skill or experience that the director or nominee brings to the Board, the lack of a "•" for a particular item does not mean that the director or nominee does not possess that qualification, attribute, skill or experience:

Summary of Director Qualifications and Experience

	Bailey	Barram	Baum	Brynjolfsson	Chase	Haberkorn	Lawrie	Park	Zimmerman
Professional and Personal Ethics and Values is important given the critical role that ethics plays in the success of our business	•	•	•	•	•	•	•	•	•
Senior Level Management or Operations Experience signifies strong leadership qualities and an understanding of operating plans and strategies	•	•	•		•	•	•	•	•
Government and Public Policy Experience is relevant to the Company's role as a major government contractor		•							
Major Academic Institution Experience brings perspective regarding organizational management and academic research relevant to the Company's business				•					
Public Company Governance Experience supports our goals of strong accountability, transparency and protection of stockholder interests.	•	•	•	•	•	•	•	•	•
International Business Experience is important in understanding and reviewing our global business and strategy					•		•	•	
Experience in CSC's Business Areas is relevant to an understanding of the industries served by the Company	•	•	•	•	•	•	•	•	•
Financial Literacy and Expertise is important in understanding and overseeing our financial reporting and internal controls.	•	•	•	•	•	•	•	•	•
Independence is important to insure the effective oversight of management of the Company	•	•	•	•	•	•		•	•

The Board of Directors recommends a vote FOR each of its nine director nominees.

CERTAIN LITIGATION

On May 29, 2009, a class action lawsuit entitled *Shirley Morefield vs. Computer Sciences Corporation, et al.*, Case # A-09-591338-C, was brought in state court in Clark County, Nevada, against the Company and certain current and former officers and directors asserting claims for declarative and injunctive relief related to stock option backdating. The alleged factual basis for the claims is the same as that which was alleged in a prior derivative case, In re CSC Shareholder Derivative Litigation, CV 06-5288, filed in U.S. District Court in Los Angeles, which was dismissed on August 9, 2007, by such court. This dismissal was affirmed on appeal by the Ninth Circuit, which judgment is final. The defendants in the Morefield case deny the allegations in the complaint. On June 30, 2009, the Company removed the case to the United States District Court for the District of Nevada, Case No. 2:09-cv-1176-KJD-GWF. On motion made by the plaintiffs, the District Court remanded the case to state court on February 18, 2010. Defendants filed a motion to dismiss on April 30, 2010, and plaintiffs filed their opposition on June 14, 2010. A hearing took place on August 18, 2010. A decision is still pending. It is not possible to make a reasonable estimate of the amount or range of loss, if any, that could result from this matter at this time.

As previously disclosed in fiscal 2011, the Company initiated an investigation into out of period adjustments resulting from certain accounting errors in our MSS segment, primarily involving accounting irregularities in the Nordic region. Initially, the investigation was conducted by Company personnel, but outside Company counsel and forensic accountants retained by such counsel later assisted in the Company's investigation. On January 28, 2011, the Company was notified by the SEC's Division of Enforcement that it had commenced a formal civil investigation relating to these matters, which investigation has subsequently been expanded to other matters subsequently identified by the SEC, including matters specified in subpoenas issued to the Company from time to time by the SEC's Division of Enforcement as well as matters under investigation by the Audit Committee of the Board of Directors, as further described below. The Company is cooperating in the SEC's investigation.

On May 2, 2011, the Audit Committee commenced an independent investigation into the matters relating to the MSS segment and the Nordic region, matters identified by subpoenas issued by the SEC's Division of Enforcement, and certain other accounting matters identified by the Audit Committee and retained independent counsel to represent CSC on behalf of, and under the exclusive direction of, the Audit Committee in connection with such independent investigation. Independent counsel has retained forensic accountants to assist their work. Independent counsel also represents CSC on behalf of and under the exclusive direction of the Audit Committee in connection with the investigation by the SEC's Division of Enforcement.

The Audit Committee's investigation has been expanded to encompass (i) the Company's operations in Australia, (ii) certain aspects of the Company's accounting practices within its Americas Outsourcing operation, and (iii) certain of the Company's accounting practices that involve the percentage of completion accounting method, including the Company's contract with the U.K. National Health Service ("NHS"). In the course of the Audit Committee's expanded investigation, accounting errors and irregularities have been identified. As a result, certain personnel have been reprimanded, suspended, terminated and/or resigned. All of these investigative activities are ongoing.

The Company believes the SEC also has expanded its investigation into the foregoing areas as well as into certain related disclosure matters. The SEC's investigative activities are ongoing. In addition, the SEC's Division of Corporation Finance has issued comment letters to the Company requesting, among other things, additional information regarding its previously disclosed adjustments in connection with the above-referenced accounting errors, the Company's conclusions relating to materiality of such adjustments, and the Company's analysis of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting. The Division of Corporation Finance's comment letter process is ongoing, and the Company is continuing to cooperate with that process.

The investigations being conducted by the SEC's Division of Enforcement and the Audit Committee as well as the review of our financial disclosures by the SEC's Division of Corporation Finance are continuing and could identify other accounting errors, irregularities or other areas of review. As a result, we have incurred and will continue to incur significant legal and accounting expenditures, and a significant amount of time of our senior management has been focused on these matters that otherwise would have been focused on the growth of the Company. We are unable to predict how long the Division of Enforcement's and Audit Committee's investigations will continue or whether, at the conclusion of its investigation, the SEC will seek to impose fines or take other actions against us. In addition, we are unable to predict the timing of the completion of the Division of Corporation Finance's review of our financial disclosures or the outcome of such review. Publicity surrounding the foregoing or any enforcement action as a result of the SEC's investigation, even if ultimately resolved favorably for us, could have an adverse impact on our reputation, business, financial condition, results of operations or cash flows.

Between June 3, 2011, and July 21, 2011, four putative class action complaints were filed in the United States District Court for the Eastern District of Virginia, entitled *City of Roseville Employee's Retirement System v. Computer Sciences Corporation, et al.* (No. 1:11-cv-00610-TSE-IDD), *Murphy v. Computer Sciences Corporation, et al.* (No. 1:11-cv-00636-TSE-IDD), *Kramer v. Computer Sciences Corporation, et al.* (No. 1:11-cv-00751-TSE-IDD) and *Goldman v. Computer Sciences Corporation, et al.* (No. 1:11-cv-777-TSE-IDD). On August 29, 2011, the four actions were consolidated as *In re Computer Sciences Corporation Securities Litigation* (No. 1:11-cv-610-TSE-IDD) and Ontario Teachers' Pension Plan Board was appointed lead plaintiff. A consolidated class action complaint was filed by plaintiff on September 26, 2011, and names as defendants CSC, Michael W. Laphen, Michael J. Mancuso and Donald G. DeBuck. A corrected complaint was filed on October 19, 2011. The complaint alleges violations of the federal securities laws in connection with alleged misrepresentations and omissions regarding the business and operations of the Company. Specifically, the allegations arise from the Company's disclosure of the Company's investigation into certain accounting irregularities in the Nordic region and its disclosure regarding the status of the Company's agreement with NHS. Among other things, the plaintiff seeks unspecified monetary damages. The plaintiff filed a motion for class certification with the court on September 22, 2011, and the defendants filed a motion to dismiss on October 18, 2011. Both motions are fully briefed, a hearing was held on November 4, 2011, and the motions are now pending before the court. The defendants deny the allegations and intend to defend their position vigorously. It is not possible to make reasonable estimates of the amounts or range of losses that could result from this matter at this time.

On September 13, 2011, a shareholder derivative action entitled *Che Wu Hung v. Michael W. Laphen, et al.* (CL 20110013376) was filed in Circuit Court of Fairfax County, Virginia, against Michael W. Laphen, Michael J. Mancuso, the members of the Audit Committee and the Company as a nominal defendant asserting claims for breach of fiduciary duty and contribution and indemnification relating to alleged failure by the defendants to disclose accounting and financial irregularities in the MSS segment, primarily in the Nordic region, and the Company's performance under the NHS agreement and alleged failure to maintain effective internal controls. The plaintiff seeks damages, injunctive relief and attorneys fees and costs. On October 24, 2011, the defendants removed the action to the United States District Court for the Eastern District of Virginia. On November 23, 2011, the plaintiff filed a motion to remand the case to state court. Argument was held on December 15, 2011. During argument the plaintiff voluntarily dismissed his complaint without prejudice to refiling the action in state court. The Court granted the plaintiff's request, dismissed the complaint without prejudice and denied the motion to remand as moot. On December 22, 2011, the plaintiff refiled his complaint in Circuit Court of Fairfax County, Virginia in a shareholder derivative action entitled *Che Wu Hung v. Michael W. Laphen, et al.* (CL 2011 18046). Named as defendants are Michael W. Laphen, Michael J. Mancuso, the members of the Audit Committee and the Company as a nominal defendant. The complaint asserts claims for (i) breach of fiduciary duty relating to alleged failure by the defendants to disclose accounting and financial irregularities in the MSS segment, primarily in the Nordic region, and the Company's performance under the NHS agreement and alleged failure to maintain effective internal controls and (ii) corporate waste. The plaintiff seeks damages, injunctive relief and attorneys fees and costs. On April 6, 2012, the state court stayed the action until the earlier of (i) entry of an order on the pending motion to dismiss In re Computer Sciences Securities Litigation (No. 1:11-cv-610-TSE-IDD) or (ii) July 5, 2012.

On May 11, 2012, a separate shareholder derivative action entitled *Judy Bainto v. Michael W. Laphen et al.* (No. A-12-661695-C), was filed in District Court, Clark County, Nevada, against Messrs. Laphen and Mancuso, members of the Board of Directors and the Company as a nominal defendant. The complaint is substantively similar to the *Hung* complaint.

STOCK OWNERSHIP

The following table provides information on Common Stock beneficially owned as of June 11, 2012, by:

- each person or group believed by the Company to own beneficially more than 5% of the outstanding Common Stock;
- each of the seven executive officers named in the Summary Compensation Table under "Executive Compensation," appearing further below in this proxy statement (the "Named Executive Officers" or the "NEOs");
- each of the current directors of the Company; and
- all executive officers and directors, as a group.

Unless otherwise indicated, each person or group has sole voting and investment power with respect to all shares beneficially owned.

Name and Address of Beneficial Owner[1]	Number of Shares Beneficially Owned	Percent of Class
Dodge & Cox 555 California Street, 40th Floor San Francisco, California 94104	16,348,664[2]	10.5%[2]
T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, Maryland 21202	11,128,203[4]	7.2%[4]
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	9,348,974[3]	6.0%[3]
The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	8,619,556[5]	5.6%[5]
J. Michael Lawrie	0	
Michael W. Laphen	1,232,266[6,7]	[8]
Michael J. Mancuso	194,202[6]	[8]
James D. Cook	286,749[6]	[8]
Guy M. Hains	258,951[6]	[8]
Russell H. Owen	284,022[6]	[8]
James W. Sheaffer	251,336[6]	[8]
Irving W. Bailey, II	38,052[9]	[8]
David J. Barram	20,400[9]	[8]
Stephen L. Baum	30,119[9]	[8]
Erik Brynjolfsson	5,900[9]	[8]
Rodney F. Chase	36,340[9]	[8]
Judith R. Haberkorn	14,300[9]	[8]
F. Warren McFarlan	37,210	[8]
Chong Sup Park	15,000[9]	[8]
Thomas H. Patrick	21,800[9]	[8]
All executive officers and directors of the Company, as a group (21 persons)	3,158,843[6,9,10]	2.03%

1. Unless otherwise indicated, the address of each person or group is c/o Computer Sciences Corporation, 3170 Fairview Park Drive, Falls Church, Virginia 22042.

2. This information, which is not within the direct knowledge of the Company, has been derived from a Form 13F filed with the SEC on May 11, 2012. Based upon information contained in the filing, Dodge & Cox has sole voting power with respect to 15,353,164 of these shares and sole investment power with respect to 16,348,664 of these shares.

3. This information, which is not within the direct knowledge of the Company, has been derived from a Form 13F filed with the SEC on May 11, 2012. Based upon information contained in the filing, BlackRock, Inc. has sole voting and investment power with respect to these shares.

4. This information, which is not within the direct knowledge of the Company, has been derived from a Form 13F filed with the SEC on May 15, 2012. These securities are owned by various individual and institutional investors which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment adviser with power to direct investments and/or sole power to vote the securities. Based upon information contained in the filing, Price Associates has sole voting power with respect to 3,125,482 of these shares and sole investment power with respect to 11,128,203 of these shares.

5. This information, which is not within the direct knowledge of the Company, has been derived from a Form 13F filed with the SEC on May 14, 2012. Based upon information contained in the filing, The Vanguard Group has sole voting power with respect to 264,780 of these shares, sole investment power with respect to 8,368,695 of these shares and shared investment power with respect to 250,861 of these shares.

6. With respect to Messrs. Lawrie, Laphen, Mancuso, Cook, Hains, Owen, Sheaffer, and all executive officers and directors of the Company as a group, includes 0; 961,445; 119,065; 239,139; 236,416, 253,691; 206,304 and 2,369,413 shares of common stock, respectively, subject to employee options which were outstanding on June 11, 2012, and currently are exercisable or which are anticipated to become exercisable within 60 days thereafter. These shares have been deemed to be outstanding in computing the Percent of Class.

   With respect to Messrs. Lawrie, Laphen, Mancuso, Cook, Hains, Owen, Sheaffer and all executive officers and directors of the Company as a group, includes 0; 0; 0; 2,424; 3,636; 3,636; 12,833 and 24,650 shares of unvested restricted stock units outstanding on June 11, 2012 which are anticipated to vest within 60 days thereafter. Holders of unvested restricted stock units have no voting power and no investment power, with respect thereto. With respect to Messrs. Lawrie, Laphen, Mancuso, Cook, Owen, Sheaffer and all executive officers and directors of the Company, as a group, includes 0; 0; 470; 898; 1408; 853; and 7,672 shares of common stock, respectively, which are held for the accounts of such persons under the Company's Matched Asset Plan and with respect to which such persons had the right, as of June 11, 2012, to give voting instructions to the committee administering the Plan.

7. Mr. Laphen and his wife share voting and investment power with respect to 6,916 of these shares.

8. Less than 1%.

9. With respect to Mr. Bailey, Mr. Barram, Mr. Baum, Dr. Brynjolfsson, Mr. Chase, Ms. Haberkorn, Mr. McFarlan, Dr. Park, Mr. Patrick and all directors of the Company, as a group, includes 31,052; 20,400; 28,119; 5,900; 36,340; 14,300; 32,410; 15,000; 21,800; and 195,821 shares of Common Stock, respectively, which shares are subject to director RSUs that were outstanding on June 11, 2012, and which shares would, pursuant to such RSUs, be distributed to such directors if their directorships were to terminate on August 7, 2012. These shares have been deemed to be outstanding in computing the Percent of Class.

10. The executive officers and directors, as a group, have sole voting and investment power with respect to 3,151,587 of these shares, shared voting and/or investment power with respect to 6,916 of these shares, and no voting or investment power with respect to 340 of these shares.

AUDIT COMMITTEE REPORT

The Audit Committee reviewed and discussed with management and Deloitte & Touche LLP, the Company's independent auditors, the Company's audited financial statements for the Fiscal Year ended March 30, 2012, management's assessment of the effectiveness of the Company's internal control over financial reporting and Deloitte & Touche LLP's evaluation of the Company's internal control over financial reporting. The Audit Committee also discussed with the independent auditors the materials required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended and adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T. In addition, the Audit Committee received from Deloitte & Touche LLP the written disclosures and the letter required by the applicable requirements of the PCAOB, and discussed with them their independence.

Based on such review and discussions, the Audit Committee recommended to the Board of Directors, and the Board approved, the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the Fiscal Year ended March 30, 2012 for filing with the SEC.

The Audit Committee also appointed Deloitte & Touche LLP as the Company's independent auditors for the Fiscal Year ending March 29, 2013, and recommended to the Board of Directors that such appointment be submitted to the Company's stockholders for ratification.

David J. Barram, Chair
Stephen L. Baum
Erik Brynjolfsson
Thomas H. Patrick

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Discussion and Analysis set forth below discusses the Company's executive compensation programs and policies. The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management. Based on this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Chong Sup Park, Chair
Irving W. Bailey, II
Judith R. Haberkorn
F. Warren McFarlan

Compensation Discussion and Analysis

The Compensation Committee (the "Committee") and our Board of Directors are responsible for our executive compensation philosophy and programs, which are described in this Compensation Discussion and Analysis (the "CD&A"). The CD&A also describes our Fiscal 2012 compensation decisions and the factors we considered in making those decisions. The CD&A focuses on the compensation of our Fiscal 2012 NEOs:

- J. Michael Lawrie, President and Chief Executive Officer
- Michael W. Laphen, Former Chairman of the Board, President and Chief Executive Officer
- Michael J. Mancuso, Vice President and Chief Financial Officer
- James D. Cook, President, Business Solutions and Services Sector
- Guy M. Hains, President, International
- Russell H. Owen, Former President, Managed Services Sector
- James W. Sheaffer, President, North American Public Sector

Executive Summary

Approval of the Company's Fiscal 2011 Executive Compensation on an Advisory Basis

At our most recent annual meeting of stockholders, held on August 8, 2011, the Company conducted an advisory vote to approve its executive compensation for the fiscal year ended April 1, 2011 ("Fiscal 2011"). Stockholders expressed support for the compensation of our named executive officers, with approximately 84% of the votes present in person or represented by proxy at the meeting and entitled to vote on the matter cast to approve our Fiscal 2011 executive compensation. The Committee took into account the results of this advisory vote when making compensation decisions for the remainder of Fiscal 2012 and Fiscal 2013. The Committee also considered many other factors in evaluating our executive compensation programs, including the Company's pay for performance philosophy and a competitive market analysis of peer companies. Each of these factors bore on the Committee's decisions regarding our NEOs' compensation for Fiscal 2012, which is described below.

The Company also conducted an advisory vote on the frequency of future advisory votes to approve its executive compensation. Our stockholders indicated their preference for future advisory votes to be held annually. Consistent with the stockholders' vote on this matter, the Board adopted a policy providing for annual advisory votes to approve the Company's executive compensation.

Fiscal 2012 Executive Compensation Programs

Our executive compensation programs are designed to reflect our "pay for performance" philosophy and provide our executives with appropriate incentives to drive stockholders' interests. The Committee reviews our compensation policies and practices each year to ensure that the programs provide our executives with an appropriate mix of market-competitive compensation opportunities. During Fiscal 2012, the Committee also reviewed a company-wide risk assessment of compensation programs, which revealed no material risks that may adversely affect the Company.

CSC operates on a non-calendar-year fiscal year. In May 2011, following the close of Fiscal 2011, CSC established financial goals for Fiscal 2012 based on the performance expectations of our Board and our investors. As in the preceding fiscal year, a balanced set of measures incorporating these goals were used in our incentive plans: Revenue, Operating Income, Free Cash Flow, Earnings Per Share and Return on Invested Capital.

As explained in more detail below, the Committee considered a number of factors in setting Fiscal 2012 compensation opportunities for our NEOs, including the Company's performance in the prior fiscal year. Because Fiscal 2011 results fell considerably short of our goals and expectations, the Committee took the following actions with respect to NEO compensation for Fiscal 2012:

- Froze base salaries for each of our NEOs; and
- Decreased the long-term incentive grant values for Messrs. Laphen, Owen and Sheaffer.

Fiscal 2012 Executive Compensation and Pay for Performance

Our financial performance in Fiscal 2012 fell short of expectations due to a combination of factors, including goodwill impairment charges, a U.K. National Health Service charge, a U.S. claims settlement charge, a restructuring charge, higher corporate general and administrative expenses, and dilution from acquisitions. The amount of incentive compensation realized by our NEOs and the value of their outstanding equity awards declined significantly for Fiscal 2012 due to the Company's disappointing financial performance:

- No Annual Cash Incentive Payments: Because Revenue, Operating Income, Free Cash Flow, and Earnings Per Share for Fiscal 2012 were significantly below target, our NEOs received no cash incentive payments under our Annual Management Incentive Plan ("AMIP") for Fiscal 2012. See "Annual Incentive Compensation – Fiscal 2012 Financial Results and AMIP Payout" below for details.
- Performance Share Units Forfeited: Revenue growth significantly trailed that of our competitors and average Return On Invested Capital was significantly below target over the 3-year performance period of Fiscal Years 2010 to 2012, resulting in the performance-vested restricted stock units ("Performance Share Units") for that 3-year performance period being forfeited by our NEOs. See "Long-Term Incentive Compensation – Fiscal 2010 Performance Share Units Results" below for details.
- Underwater Stock Options: Stock options granted to our NEOs in June 2011 with an exercise price of $38.55 were significantly underwater at the end of Fiscal 2012 and thus had no intrinsic value.
- Decline in RSU Value: Restricted stock units granted to our NEOs in June 2011 with a grant date value of $38.55 per share declined significantly in value during Fiscal 2012.

Key Management Changes During Fiscal 2012

The Company took a number of important steps during Fiscal 2012 to address its underperformance, including key changes in senior management. On October 18, 2011, the Company announced the impending retirement of Mr. Laphen. Pursuant to a succession agreement, Mr. Laphen, a 35 year CSC veteran, agreed to retire as CSC's Chairman, President and Chief Executive Officer on or before October 31, 2012, entitling him to certain severance benefits under the terms of the succession agreement and his existing employment agreement with the Company. The succession agreement and the severance benefits to which Mr. Laphen become entitled when he retired in March 2012 are described in greater detail below.

After an extensive search for a new Chief Executive Officer, the Company entered into an employment agreement with Mr. Lawrie, effective February 7, 2012. Mr. Lawrie joined CSC as President and Chief Executive Officer on March 19, 2012, and began the process of reviewing CSC's business and organizational structure.

The Company also announced in February 2012 that Mr. Mancuso would retire upon the filing of the Company's Form 10-K for Fiscal 2012. The Company subsequently appointed Paul N. Saleh as Vice President and Chief Financial Officer effective May 29, 2012, the date the Company filed its Annual Report on Form 10-K for Fiscal 2012. In connection with Mr. Mancuso's retirement, the Committee agreed, as permitted under the terms of Mr. Mancuso's stock option and RSU agreements to accelerate the vesting of 53,574 options and 10,724 RSUs effective May 29, 2012.

Earlier in Fiscal 2012 the Company appointed Peter Allen, head of Global Sales and Marketing, as acting President of CSC's Managed Services Sector ("MSS"). Mr. Allen succeeded Mr. Owen, a NEO and the former President of MSS, effective September 16, 2011.

Key Compensation Changes to Drive our Fiscal 2013 Turnaround Strategy

Our Board is working with Mr. Lawrie and his management team to transform the Company and place it on a path of sustained profitability. We anticipate that Fiscal 2013 necessarily will be a transition year for the Company. Consistent with our turnaround strategy, the Committee has modified our Fiscal 2013 compensation programs to focus our executives on profitability and stockholder value through the following actions:

- Greater Emphasis on Profitability: Revised the funding of our annual cash incentive program to create a near-term focus on operating profit.
- Performance Vesting of Equity Awards: Beginning with the next annual Long-Term Incentive grants (in May 2012 for Fiscal 2013), all RSUs will be subject to performance vesting criteria, eliminating time-vested RSU grants for our NEOs; and
- Focus on EPS Growth: Simplified the financial metrics used in connection with Performance Share Units to add investor transparency to the program and focus solely on growth in Earnings Per Share, a key measure of progress for the Company's turnaround.

Fiscal 2012 Direct Compensation

Total Direct Compensation

The following chart summarizes the characteristics and primary purpose of each element of our executive compensation program. The first three of these elements comprise "Total Direct Compensation."

Compensation Element	Characteristics	Primary Purpose
Base Salary	Annual fixed cash compensation.	Provide a minimum, competitive fixed amount of cash compensation based on individual performance, experience, skills, responsibilities and competitive pay levels.
Annual Cash Incentives	Annual variable cash compensation determined by overall Company financial performance.	Motivate and reward the achievement of annual financial and other operating objectives and individual performance that drive stockholder value over time.
Long-Term Incentives	Long-term variable equity awards generally granted annually as a combination of stock options, Performance Share Units and service-based RSUs ("Service RSUs").	Motivate and reward profitable growth and increases in share price over time. Align pay with CSC's performance over multiple year performance cycles.
Post-Employment Benefits	Retirement and deferred compensation plans and "career" equity awards.	Offer competitive retirement compensation designed to attract and retain mid- and late-career senior executives.
Severance/Change-in-Control	Contingent short-term compensation.	Provide assurance of short-term compensation continuity to allow executives to remain focused on stockholder interests in a dynamic environment.
Perquisites and Benefits	Limited perquisites and health and welfare benefits.	Provide business-related benefits consistent with competitive practice to enhance executive work efficiency.

The Committee makes decisions regarding each element of Total Direct Compensation. Because our focus is on performance, the Committee does not consider aggregate amounts earned or benefits accumulated by an executive from prior service with the Company as a significant factor in making compensation decisions. The Total Direct Compensation opportunity and each of its components (base salary, annual cash incentives, and long-term incentives) for our CEO and other NEOs generally are targeted at the market median for similarly situated executives in companies against which we compete for executive talent. Please see "Review of Market Compensation Data" below for a discussion of our primary peer group and other data used to assess the competitive market.

Base Salary

General. Base salary is the only fixed component of our NEOs' compensation and constitutes a small percentage of Total Direct Compensation. Base salary is determined by the level of responsibility assumed by an executive, experience, performance and competitive pay practices. Base salary adjustment decisions also consider promotions, changes in responsibilities, performance, succession prospects, Company merit pay budgets and market trends. At the beginning of each fiscal year, the Committee reviews the base salary for each NEO and determines base salary adjustments, if any. The Committee considers how base salary adjustments affect annual cash incentive opportunities and long-term incentive grant values, as both are defined as a percentage of base salary.

Fiscal 2012 Compensation. The Committee and the Board froze the base salaries of our NEOs and all executive officers for Fiscal 2012 primarily in response to the Company's performance in Fiscal 2011, which fell significantly short of expectations.

The following table presents the Fiscal 2012 base salary for each of our NEOs and the percentage this base salary represents in Target Total Direct Compensation. Pursuant to his employment agreement, Mr. Lawrie began earning his annual base salary on March 19, 2012, his first day of employment with CSC.

Named Executive Officer	Fiscal 2012 Base Salary ($)	Percentage of Target Total Direct Compensation
J. Michael Lawrie*	1,250,000	10.5%
Michael W. Laphen	1,125,000	10.3%
Michael J. Mancuso	632,000	19.6%
James D. Cook	580,000	19.6%
Guy M. Hains**	605,511	21.7%
Russell H. Owen	583,000	20.8%
James W. Sheaffer	542,000	21.7%

*Annualized base salary. Because Mr. Lawrie joined CSC on March 19, 2012, he received $48,077 in base salary during Fiscal 2012.

**All NEOs are paid in U.S. dollars, with the exception of Mr. Hains, who is paid in pounds sterling. Except as otherwise noted below, all of Mr. Hains' compensation information is converted to U.S. dollars at an exchange rate of $1.597, which was the average exchange rate for Fiscal 2012.

At the beginning of Fiscal 2012, Mr. Laphen's base salary was 5% above the market median. The other NEOs' base salaries ranged from 13% below to 5% above the market median.

Annual Incentive Compensation

General. Annual cash incentives under the Company's Annual Management Incentive Plan ("AMIP") reward executive officers for performance relative to key financial measures that drive value for stockholders over time. Awards under the AMIP are directly linked to Company and individual performance and, for Fiscal 2012, were calculated using the following formula:

AMIP Award	=	***Base Salary***	X	***Target AMIP Percentage***	X	***Performance Payout Percentage***	X	***Individual Performance Modifier***

At the beginning of each fiscal year, the Committee establishes a Target AMIP Percentage for each NEO (which represents a percentage of base salary) and a scale of Performance Payout Percentages, which provide a range of payouts based on the Company's performance over several key financial measures. The Performance Payout Percentages range from 150%, if performance greatly exceeds the Company's targets, to 0%, if performance fails to reach minimum threshold levels. Through the application of an Individual Performance Modifier, the Committee also retains the discretion at the end of each fiscal year to (i) decrease AMIP payments on account of individual performance by up to 10% for executives subject to Section 162(m) of the Internal Revenue Code, and (ii) increase or decrease AMIP payments on account of individual performance by up to 10% for all other executives.

Target AMIP Percentage. Each NEO's target AMIP value was established in consideration of market practices, individual scope of responsibility and expected contribution. The table below reflects the Target AMIP Percentage, the corresponding Target AMIP Value, and the Target AMIP Value as a percentage of Target Total Direct Compensation. Mr. Lawrie was not eligible to participate in the AMIP for Fiscal 2012 and therefore is not included in the table.

Named Executive Officer	Target AMIP Percentage	Target AMIP Value ($)	Percentage of Target Total Direct Compensation
Michael W. Laphen	200%	2,250,000	20.5%
Michael J. Mancuso	110%	695,200	21.6%
James D. Cook	110%	638,000	21.6%
Guy M. Hains	110%	666,062	23.9%
Russell H. Owen*	110%	641,300	22.9%
James W. Sheaffer	110%	596,200	23.9%

*Under the terms of his separation agreement, Mr. Owen was not entitled to earn an AMIP payout for Fiscal 2012. See "Employment and Other Agreements" below.

In Fiscal 2012, Mr. Laphen's target annual incentive compensation was 7% above the market median. The other NEOs' target annual incentive compensation ranged from 10% below to 25% above the market median.

Fiscal 2012 AMIP Financial Measures and Performance Goals. An executive officer's earned AMIP award, subject to discretionary modification for individual performance (as described above), is determined by the Company's performance relative to targeted performance for the four key financial measures described below. In Fiscal 2012, the Committee retained the Fiscal 2011 financial measures and relative weighting of each measure in calculating the overall result. The Committee established these measures and corresponding performance goals to provide a balanced scorecard of the Company's annual operating performance using key business drivers that drive stockholder value over time. The Committee believes that the breadth of financial performance measures for 2012 AMIP awards mitigates excessive risk taking.

Management recommended specific goals for each financial measure, which are reviewed by the Committee and approved (subject to adjustment) by the Board in conjunction with an overall review of the Company's annual budget early in Fiscal 2012, and then communicated to AMIP participants. The table below describes each financial measure used in determining AMIP awards for Fiscal 2012, its relative weight in determining those awards and the Company's Fiscal 2012 financial goals.

Financial Measures	Purpose	Weight	FY 2012 Goals (millions, except per share data)
Revenue	Primary measure of growth which requires expansion of current business, capture of new business and conversion into a revenue stream.	30%	$16,750
Operating Income	Key component of profitability that reflects growth and profit margins.	30%	$1,465
Earnings Per Share	Primary measure of company-wide performance that reflects operating synergies and collaboration across lines of business.	20%	$4.80
Free Cash Flow	Key component of Company valuation reflecting liquidity and profitability.	20%	$687

Performance Payout Percentage. For Fiscal 2012, the Committee established two schedules that determine payouts at various performance levels, one for Earnings Per Share and another for Revenue, Operating Income and Free Cash Flow. These schedules provide for reduced payouts if results fall below target performance levels, down to a threshold level, below which no payouts are earned. Similarly, increased payouts are provided, subject to a maximum (150%), if results exceed target performance levels. In order to assure profitable Revenue in Fiscal 2012, the Committee determined that the Company must achieve or exceed the Operating Income target before the payout for Revenue results can exceed 100%. Further, in order to achieve any payout for Revenue, the Company must achieve 80% of the Operating Income target, which was increased from 75% of target Operating Income in Fiscal 2011.

Threshold, on-target and maximum payout percentages for AMIP performance measures are indicated below. Actual payouts are determined by extrapolating between multiple achievement/payout points interspersed between the points listed in the table below.

	Achievement (as a % of Target Performance Level)			
	Below Threshold (< 80%)	Threshold (80%)	Target (100%)	Maximum (120%)
Revenue	< $13,400	$13,400	$16,750	20,100
Operating Income	< $1,172	$1,172	$1,465	$1,758
Free Cash Flow	< $549.6	$549.6	$687	$824.4
	Below Threshold < 87.5%	Threshold 87.5%	Target 100%	Maximum 108.3%
Earnings Per Share	< $4.20	$4.20	$4.80	$5.20
	Performance Payout Percentage			
	0%	50%	100%	150%

Fiscal 2012 Financial Results and AMIP Payout. At the end of Fiscal 2012, the Committee reviewed the Company's performance against each financial measure and computed the Performance Payout Percentage for Fiscal 2012 by calculating the combined weighted average of the payout percentages for each financial measure. The results are as follows:

Fiscal Year 2012 AMIP Goals and Performance Results

Financial Measures	**Weight**	**Target (millions except EPS)**	**Results (millions except EPS)**	**Achievement**	**Payout**
Revenue*	30%	$16,750	$15,653	93%	0.0%
Operating Income**	30%	$1,465	$(1,165)	0%	0.0%
Earnings Per Share	20%	$4.80	$(27.02)	0%	0.0%
Free Cash Flow***	20%	$687	$55	8%	0.0%
Total	100%			Weighted Average Payout	0.0%

*Excludes revenue from acquisitions. No payout was earned for Revenue because Operating Income failed to achieve threshold.

**Consists of revenue less cost of services, depreciation and amortization expense and segment general and administrative (G&A) expense, excluding corporate G&A.

***Consists of operating cash flow, investing cash flow, excluding business acquisitions, dispositions and purchase or sale of available for sale securities and payments on capital leases and other long term asset financings.

Although the Committee retained the discretion to increase the AMIP payment on account of individual performance for those NEOs not subject to Section 162(m) of the Internal Revenue Code, it chose not to do so for Fiscal 2012. Therefore, as reflected in the following table, no annual incentive compensation was paid to any of the NEOs for Fiscal 2012.

Fiscal Year 2012 AMIP Awards

Named Executive Officer	Base Salary ($)	Target Percentage	Target Award ($)	Actual Award Paid ($)	Award Paid (as of % of Target)
Michael W. Laphen	1,125,000	200%	2,250,000	0	0.0%
Michael J. Mancuso	632,000	110%	695,200	0	0.0%
James D. Cook	580,000	110%	638,000	0	0.0%
Guy M. Hains	605,511	110%	666,062	0	0.0%
Russell H. Owen	583,000	110%	641,300	0	0.0%
James W. Sheaffer	542,000	110%	596,200	0	0.0%

Key Changes in AMIP for Fiscal 2013

- Fund AMIP pool based on achievement of overall CSC-wide Operating Income goal.
- Determine AMIP awards based on key turnaround objectives: Operating Income, Free Cash Flow, Revenue, strategic goals, client satisfaction, and individual performance.

Long-Term Incentive Compensation

General. Long-term incentive ("LTI") compensation is the largest component of our executive compensation program for NEOs. For Fiscal 2012, awards were comprised of annual grants of service-vested stock options ("Stock Options"), performance-vested restricted stock units ("Performance Share Units") and service-vested restricted stock units ("Service RSUs"). At the beginning of each fiscal year, the Committee establishes a target long-term incentive grant value for each NEO, expressed as a percentage of base salary, and the relative mix of award types. Individual target long-term incentive grant values were determined in light of market practices, individual performance and succession considerations.

Fiscal 2012 LTI Target Percentage. In light of the Company's underperformance in Fiscal 2011, the Committee decreased Mr. Laphen's target long-term incentive grant value from 750% to 675% of base salary; decreased Mr. Owen's target long-term incentive grant value from 300% to 270% of base salary; and decreased Mr. Sheaffer's target long-term incentive grant value from 300% to 250% of base salary. The target long-term incentive grant values for Messrs. Cook and Hains remained unchanged at 300% and 250% of base salary, respectively.

The following table presents the Fiscal 2012 target long-term incentive grant values, the Target LTI Percentage and long-term incentives as a percentage of Total Target Direct Compensation. Mr. Lawrie was not eligible to receive a LTI award in Fiscal 2012 and therefore is not included in the table.

Named Executive Officer	Base Salary ($)	Target LTI Percentage	Target LTI Value ($)	Percentage of Target Total Direct Compensation
Michael W. Laphen	1,125,000	675%	7,593,750	69.2%
Michael J. Mancuso	632,000	300%	1,896,000	58.8%
James D. Cook	580,000	300%	1,740,000	58.8%
Guy M. Hains	605,511	250%	1,513,778	54.4%
Russell H. Owen	583,000	270%	1,574,100	56.3%
James W. Sheaffer	542,000	250%	1,355,000	54.4%

In Fiscal 2012, Mr. Laphen's target long-term grant incentive value was 25% below the market median. The other NEOs' target long-term incentive compensation ranged from 38% below market median to 99% above market median. The highest value relative to median is for Mr. Hains, located in the UK, whose long-term incentive grants are consistent with other Company executives at his level and exceed local market practice in the UK.

Components of Long-Term Incentive Compensation. The graph below depicts the relative mix of Fiscal 2012 target long-term incentive grant values as broken down by Stock Options, Performance Share Units and Service RSUs.

Fiscal 2012 Long-Term Incentive Mix


PSUs
30%
Stock
Options
40%
Service RSUs
30%

Stock Options. The Committee determined that long-term incentives for Fiscal 2012 should be weighted most heavily toward Stock Options, which provide value to executives only if the market value of our common stock appreciates over time. The exercise price for each Option was the closing traded price of our common stock on the grant date. One-third of the Options become exercisable or "vest" on each of the first three anniversaries of the grant date. See "Long-Term Incentive Compensation – Fiscal 2012 Compensation" below for a discussion of how the number of shares underlying this and each other equity awards was determined.

Performance Share Units. Performance Share Units provide an opportunity for our executives to earn common stock if targeted performance goals are met over a three-year performance period. The end of Fiscal 2012 marks the completion of a three-year performance period for Performance Share Units awarded in May 2009 ("Fiscal 2010 Performance Share Units"). As noted below, none of the Fiscal 2010 Performance Share Units vested.

These annual awards are designed with overlapping performance periods, so the end of Fiscal 2012 also marks the second year of a three-year performance period for Performance Share Units awarded in May 2010 ("Fiscal 2011 Performance Share Units"). Finally, Fiscal 2012 marks the first year of a three-year performance period for Performance Share Units awarded in June 2011 ("Fiscal 2012 Performance Share Units").

Fiscal 2012 Performance Share Units. Fiscal 2012 Performance Share Units will vest at the end of Fiscal 2014 based on our three-year growth in revenue relative to an index of companies with which we compete in the commercial and public sector markets (the "Peer Index") and our three-year average Return on Invested Capital ("ROIC").

Financial Measure	Purpose
Relative Revenue Performance	Measures our market share performance, relative to our competitors, in the commercial and federal markets and requires both sustaining and growing current business and capturing new business.
ROIC*	Key component of profitability that challenges executives to achieve annual and long-term profitable growth.

*Return on Invested Capital Return (ROIC) is an effective indicator combining a focus on margins with efficient and productive net asset utilization. A combination of strong margins (measuring how effectively revenue is generated from investors' capital) is required to generate sufficient returns on capital. Strong working capital management also serves to minimize investment capital and increase returns. ROIC is calculated by multiplying profit before interest expense, special items, and after tax expense by the investment base turnover. Investment base turnover equals revenues divided by average debt and equity for the period.

In making the Fiscal 2012 Performance Share Unit grants, the Committee determined that our long-term revenue performance should be measured by CSC's ability to grow revenue relative to the aggregate revenue growth rate of companies with which CSC competes in all segments of our business. Therefore, the Committee will evaluate the Company's Relative Revenue Performance over the applicable performance period against revenue performance of our peer companies in the commercial and federal sectors, which are then combined into an overall Peer Index growth rate. The Committee believes this index represents an appropriate mix of companies to evaluate our effectiveness at both generating revenue and improving our market share.

Under the methodology employed to calculate Relative Revenue Performance, revenues are adjusted to reflect material acquisitions, divestitures and segment realignments. In addition, Peer Index companies are combined into either a federal or commercial index which allows the revenue growth results of each index to be weighted based on CSC's relative activity within these sectors.[1]

[1]The commercial sector companies are: Accenture Ltd., Automatic Data Processing, Inc., ATOS Origin, Cap Gemini S.A., CGI Group, Inc., Cognizant Technology Solutions Corp., Convergys Corporation, Deutsche TeleKom AG -Systems Solutions, HP – HP Enterprise Business-Services, IBM - Global Technology Services and Global Business Services, Siemens AG – IT Solutions and Services, Syntel, Inc., Tata Consultancy Services Limited, Unisys – Services and Wipro Ltd. The public sector companies are: Boeing - Global Services and Support, CACI International Inc., Dynamics Research Corp, General Dynamics Corp. – Information Systems and Technology, L-3 Communications Holdings Inc. – Government Services, Aircraft Modernization and Maintenance, Lockheed Martin – Information Systems & Global Services, ManTech International, MAXIMUS, Inc., NCI, Inc., Northrop Grumman – Information Systems, Technical Services, Raytheon – Intelligence and Information Systems, Technical Services, Network Centric Systems, SAIC, Inc. and SRA International Inc.

Performance Share Unit Payout Matrix. The following matrix depicts the payout for achievement of various combinations of Relative Revenue Performance and ROIC. The number of Fiscal 2012 Performance Share Units that vest at the end of Fiscal 2014 ranges from zero if revenue underperforms the Peer Index by 3% or ROIC is below 8.5%, to 200% of the target number of shares if revenue exceeds the Peer Index by 3% or more and ROIC reaches 11.5% or more. Each vested Performance Share Unit is settled in one share of common stock.

Payout Matrix: Fiscal 2012 Performance Share Units

% of Target Shares Earned		**Return On Invested Capital (ROIC)** Over Performance Period						
		8.5%	9.0%	9.5%	10.0%	10.5%	11.0%	11.5%
Relative Revenue Performance over Performance Period	3.0%	60%	83%	107%	130%	153%	177%	200%
	2.0%	50%	73%	97%	115%	143%	167%	190%
	1.0%	40%	63%	87%	**100%**	133%	157%	180%
	0.0%	30%	53%	77%	90%	123%	147%	170%
	-1.0%	20%	43%	67%	80%	113%	137%	160%
	-2.0%	10%	33%	57%	70%	103%	127%	150%
	-3.0%	0%	23%	47%	60%	93%	117%	140%

Fiscal 2010 Performance Share Units Results. The Fiscal 2012 performance measures and payout matrix also apply to our Fiscal 2010 and Fiscal 2011 Performance Share Units. At the end of the three-year performance period ended March 30, 2012, none of the Fiscal 2010 Performance Share Units vested because Company Revenue declined 2.31% and the Peer Index increased 4.52%, which resulted in a Relative Revenue Performance of (6.82)%. ROIC for the performance period was a disappointing (10.09)%. Relative Revenue Performance below -3.00% and negative ROIC resulted in no payout.

Service RSUs. Service RSUs provide an opportunity for executives to earn CSC common stock if they remain with the Company for a specified period of time. Service RSUs vest 100% on the third anniversary of the grant date and are settled in shares of CSC common stock. The Committee believes that these awards are effective in enhancing retention of key executives and motivating efforts to increase Company share price over the long term.

Fiscal 2012 Compensation. The target award value and the number of shares[2] granted for each element of LTI compensation is set forth in the table below. Mr. Lawrie was not eligible to receive an LTI award in Fiscal 2012 and therefore is not included in the table.

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[2]In accordance with CSC's Equity Grant Policy, the target award values listed in this table generally differ from the award values listed in the Summary Compensation Table. In order to determine the number of stock options to award, the target grant value for options is divided by the fair market value of an option determined by using the average closing price of CSC stock for the three-month period ending on the grant date and the Black Scholes option pricing model. In contrast, the grant values in the Summary Compensation Table are determined using the grant date closing price. The number of shares underlying our Performance Share Units and Service RSU grants is calculated by dividing the target value for each component by the average closing price of CSC stock for the three-month period ending on the grant date. This method is employed to reduce the impact of stock price spikes, either positive or negative, when determining the number of shares underlying these awards.

Fiscal 2012 Long-Term Incentive Awards

Named Executive Officer	Target Long-Term Incentives ($)	Stock Options		Performance Share Units		Service RSUs	
		Target Award Value ($)	Stock Options (#)	Target Award Value ($)	Share Units (#)	Target Award Value ($)	Share Units (#)
Michael W. Laphen*	7,593,750	3,037,500	236,724	2,278,125	50,502	2,278,125	50,502
Michael J. Mancuso	1,896,000	758,400	59,105	568,800	12,609	568,800	12,609
James D. Cook	1,740,000	696,000	54,242	522,000	11,572	522,000	11,572
Guy M. Hains**	1,528,468	611,388	47,648	458,540	10,165	458,540	10,165
Russell H. Owen	1,574,100	629,640	49,070	472,230	10,468	472,230	10,468
James W. Sheaffer	1,355,000	542,000	42,240	406,500	9,011	406,500	9,011

*Mr. Laphen forfeited all Fiscal 2012 Long-Term Incentive grants upon his retirement on March 19, 2012.

**Mr. Hains' compensation information is converted from pounds sterling to U.S. dollars at an exchange rate of $1.6125, which was the exchange rate at the beginning of Fiscal 2012.

Key Changes to Long-Term Incentives for Fiscal 2013

- Beginning in Fiscal 2013, all annual RSU grants to NEOs will be subject to performance vesting criteria.
- Performance Share Units granted in Fiscal 2013 will be earned based on achievement of a targeted Earnings Per Share, a key measure of stockholder value.

Fiscal 2012 Target Total Direct Compensation

The chart below displays the value of each element of Target Total Direct Compensation described above for our NEOs. As noted above in the discussion of each element of compensation, the value of compensation actually realized will vary from the Committee's targets based on our financial results and our stock price performance.

Named Executive Officer	Base Salary ($)	Target Annual Cash Incentives ($)	Target Long-Term Incentive Grant Value ($)	Target Total Direct Compensation ($)
J. Michael Lawrie*	1,250,000	-	-	1,250,000
Michael W. Laphen	1,125,000	2,250,000	7,593,750**	10,968,750
Michael J. Mancuso	632,000	695,200	1,896,000	3,223,200
James D. Cook	580,000	638,000	1,740,000	2,958,000
Guy Hains	605,511	666,062	1,513,778	2,785,351
Russell H. Owen	583,000	641,300	1,574,100	2,798,400
James W. Sheaffer	542,000	596,200	1,355,000	2,493,200

*This chart reflects Mr. Lawrie's annualized base salary. Mr. Lawrie joined CSC on March 19, 2012, and he received $48,077 in base salary during Fiscal 2012. In addition, he was not eligible to receive annual cash incentives or long-term incentives with respect to Fiscal 2012.

**Mr. Laphen forfeited all Fiscal 2012 long-term Incentives which were granted in Fiscal 2012 upon his retirement on March 19, 2012.

In Fiscal 2012, Mr. Laphen's Target Total Direct Compensation was 18% below the market median. The other NEOs' Target Total Direct Compensation ranged from 25% below market median to 45% above market median. The highest value relative to median is for Mr. Hains, who is located in the UK. As previously mentioned, his long-term incentive grants are consistent with other Company executives at his level and exceed local market practice in the UK.

Other Executive Compensation

Post-Employment Benefits

Retirement Plans. Retirement and deferred compensation benefits encourage long-term service and the Committee views such benefits as a component of our executive compensation program. As such, we offer our employees, including the NEOs, a retirement program that provides the opportunity to accumulate retirement income. We periodically review our benefits program against our peer group and aim for the program to be at or near the market median.

Retirement Plans

CSC Matched Asset Plan ("MAP")	Broad-based, qualified, defined contribution 401(k) plan with company match on a portion of employee contributions and directed investment alternatives.
Pension Plan	Prior to July 10, 2009, employees could participate in a broad-based, qualified pension plan which offered post retirement income based on a combination of employee and company contributions. Effective July 10, 2009, the plan was closed to new entrants and future accruals stopped for most participants, including the NEOs. Additional details can be found under "Pension Benefits" below.
Deferred Compensation Plan	CSC maintains the CSC Deferred Compensation Plan, which is offered to approximately 1,200 U.S. executives annually. This unfunded plan allows participants to defer receipt of annual incentive compensation and, in some cases, salary. Additional details can be found under "Fiscal Year 2012 Nonqualified Deferred Compensation" below.
Supplemental Executive Retirement Plan ("SERP") and Excess Plan	Prior to October 28, 2007, selected executive officers could participate in these unfunded defined benefit pension plans. The plans were closed to new participants as of October 28, 2007. Messrs. Laphen, Cook and Owen participate in the SERP and Excess Plan. Additional details can be found under "SERP and Excess Plan" below.

Career Shares. CSC grants Career Shares to a limited number of key executives who are not participants in the SERP and the Excess Plan. Career Shares are RSUs which vest (but with a deferred delivery date) upon a recipient reaching age 65, or age 55 or older with at least 10 years of service, or as otherwise determined by the Compensation Committee. Delivery of shares commences at retirement and is spread ratably in 10 annual installments following retirement, thereby continuing to tie a portion of the executive's post-retirement income to share value and promoting long-term alignment with stockholder interests. The Career Share program is a valuable tool in attracting and retaining mid-to-late career senior executives. Among our NEOs, Messrs. Mancuso, Sheaffer, and Hains each received a Career Share grant in Fiscal Year 2012. The Committee determines the number of Career Shares to award each year and determined to retain the award amount from Fiscal 2011. For Fiscal 2012, the value of a Career Share grant equaled 25% of base salary and AMIP earned (rather than target) for Fiscal 2011. Because the AMIP earned for Fiscal 2011 was below target, the Career Share awards in May 2012 were significantly less than in prior years.

Severance and Change-in-Control Compensation

In order to offer competitive total compensation packages to our executive officers, as well as to ensure the ongoing retention of these individuals, we offer certain post-employment benefits to a select group of executive officers, including our NEOs. With the exception of the CEO, these post-employment benefits are limited to the payments and benefits provided under the Severance Plan for Senior Management and Key Employees (the "Severance Plan"). The Severance Plan provides reasonable income and benefits continuity protection to the executive for the limited case in which the employment of the executive officer is terminated without cause or for good reason during a specified window of time following a change in control. The Severance Plan is intended to preserve executive productivity and encourage retention during an actual or potential change in control of the Company. We believe the importance of these benefits increases with the position and level of responsibility of the executive. Additional details regarding the Severance Plan can be found under "Severance Plan for Senior Management and Key Employees" below.

In addition to the Severance Plan, the Company has entered into employment agreements with Messrs. Lawrie and Laphen, which contain severance arrangements. Mr. Laphen's severance arrangement only applies to terminations absent a change in control and does not apply if the executive becomes eligible for change of control payments pursuant to the Severance Plan. The employment agreement for Mr. Lawrie, who does not participate in the Severance Plan, provides certain severance payments in connection with certain employment terminations. Additional details are provided under "Employment and Other Agreements" below. The Company maintains no other severance arrangements for the benefit of our executive officers.

The Company has entered into non-compete agreements with each of our executive officers other than the CEO. These agreements generally prohibit our executives from competing with CSC for 12 months following any termination of employment, prohibit our executives from soliciting our employees or clients for 24 months following any termination of employment, and contain a non-disclosure provision. We entered into these agreements in an effort to protect vital Company interests. Messrs. Lawrie and Laphen are subject to separate non-compete requirements under the terms of their employment agreements.

Perquisites and Other Benefits

Health Care and Other Benefits. CSC provides a comprehensive set of benefits to eligible employees, including medical, dental, life, disability and accident insurance. These benefits are available to all U.S. employees generally, including the NEOs, and are comparable to those provided by our peer group. These programs are designed to provide certain basic quality of life benefits and protections.

Perquisites. CSC provides certain limited perquisites to senior executives, including the NEOs, in order to enhance their security and productivity. The Compensation Committee reviews the perquisites provided to the NEOs annually as part of its overall review of executive compensation. The Compensation Committee continues to phase out CSC's automobile program, which historically had been offered to the NEOs and other members of senior management. Executives hired after July 1, 2009 are not eligible to participate in the automobile program. The Compensation Committee has determined that it is reasonable and competitive to provide relocation benefits to newly hired or relocated executives.

In addition, the CEO may use Company owned or leased aircraft for personal purposes and, at times, is advised to use such aircraft for security reasons even if for personal travel. The CEO is taxed on the value of this usage according to IRS rules and no tax gross-up is provided for personal usage of corporate aircraft. Security services are also provided to the CEO. See notes to the Summary Compensation Table.

Compensation Framework

Role of Management

The CEO, with the assistance of the Chief Human Resources Officer, conducts an annual review of the total compensation of each executive officer, including the NEOs. The CEO's review includes an assessment of each executive officer's performance, the performance of the individual's respective business or function, executive retention considerations, succession potential and the competitive market. Following such review, the CEO recommends the change in base salary (if any), target annual incentive award, and the target long-term incentive award for the executive officers to the Compensation Committee. Prior to his retirement, Mr. Laphen conducted a performance assessment of his senior leadership team, including the NEOs, on the basis of leadership, strategy and planning, operational excellence, customer relations and talent development. These assessments formed the basis of his recommendations for each element of Fiscal 2013 Target Direct Compensation. Mr. Lawrie reviewed each of these recommendations and further refined them.

Role of the Compensation Committee

The Compensation Committee, which is comprised entirely of independent directors, is responsible for overseeing the Company's compensation policies and programs. In fulfilling its responsibilities, the Committee undergoes an annual review of general trends in executive compensation, compensation design, and the total value and mix of compensation for our executive officers. This process includes the review and approval of the total compensation of each executive officer, taking into consideration internal pay equity, tenure and performance of various executive officers, potential future contributions, succession, and competitive market information. Pursuant to its charter, the Compensation Committee may delegate any of its responsibilities to a subcommittee or to Company employees or others. The Compensation Committee has not delegated its authority for compensation for executive officers. However, the Compensation Committee has delegated authority under the CSC Equity Plan to the CEO to grant equity awards to senior executives subject to certain pre-established limits.

Chief Executive Officer Compensation. The Compensation Committee works directly with its compensation consultant to provide a decision-making framework for setting the CEO's Target Total Direct Compensation. The Committee establishes the corporate goals and objectives relevant to the CEO's compensation and makes a recommendation to the Board for the CEO's compensation. The independent directors of the Board review the Committee's recommendations and determine the CEO's total compensation. This process resulted in Mr. Lawrie's employment agreement of February 7, 2012, which specifies his compensation for Fiscal 2013.

Role of Compensation Consultant

To assist the Compensation Committee in discharging its responsibilities, the Committee has retained an independent compensation consultant. See "Board Structure and Committee Composition" above for details regarding the Committee's authority to retain independent advisors. For Fiscal 2012, the Committee retained Pay Governance LLC as its independent compensation consultant.

In its role as an independent advisor, Pay Governance consulted with the Committee on executive compensation matters generally, including advising on trends and best practices in the design, composition and policies of executive compensation programs and providing commentary and advice on management proposals to the Committee. Specifically, during Fiscal 2012, the compensation consultant advised the Committee on:

- Pay practice trends
- Proxy trends
- Say on Pay
- CEO compensation
- Succession agreement for Mr. Laphen
- Employment agreement for Mr. Lawrie
- Pay for non-executive Chairman of the Board
- Non-employee director compensation
- Pay for performance; and
- Executive retirement benefit trends

The compensation consultant also attended most Committee meetings at the request of the Committee Chair. For Fiscal 2012, fees paid to Pay Governance for advising the Compensation Committee on executive and director compensation were $399,477. Other than the work it performed in Fiscal 2012 for the Compensation Committee, Pay Governance did not provide any consulting services to CSC or its executive officers.

Review of Market Compensation Data

CSC reviews market pay levels and practices for NEOs using a combination of survey data and proxy disclosures on pay for a selected peer group. The Committee reviews the peer group annually and identified the companies below as CSC's primary peer group for the purposes of reviewing pay levels as well as practices (the "Primary Peer Group"). The Committee chose these companies as our primary peers because they had annual revenues of approximately 50% to 200% of CSC's annual revenue, compete with CSC in the commercial and/or public sector market, share a common core technology which includes information technology services or technical systems, and compete with CSC for executive talent. CSC Fiscal Year 2012 Revenue was $15.9 billion, which ranked near the middle of the Primary Peer Group.

Company Name	Revenue ($ in billions)*
Honeywell International Inc.	37.2
General Dynamics Corp.	32.5
Accenture, plc	27.3
Northrop Grumman Corp.	25.9
Raytheon Co.	24.7
Xerox Corp.	22.7
EMC Corporation	20.5
L-3 Communications Holdings, Inc.	15.2
Texas Instruments, Inc.	13.5
Textron, Inc.	11.7
SAIC, Inc.	10.6
Automatic Data Processing, Inc.	10.5
Motorola Solutions, Inc.	8.3

*Represents reported revenue from April 2011 through March 2012 with the exception of Accenture (March 2011 – February 2012) and SAIC (February 2011 – January 2012)

Although the Compensation Committee has selected the companies listed above as our Primary Peer Group, the nature of CSC's public sector and global commercial business requires the Compensation Committee to utilize market data of certain companies on a standalone basis, as well as specific operating units within others of these corporations. The Compensation Committee faces difficulty in comparing CSC's compensation programs as it needs to compare CSC compensation levels against incongruent compensation and performance data. The individual operating units reviewed by the Compensation Committee include General Dynamics Corp. – Information Systems and Technology, L-3 Communications Holdings Inc. – Government Services, Lockheed Martin – Information Systems & Global Services, Northrop Grumman – Information Systems, Technical Services and Raytheon – Intelligence and Information Systems, Technical Services, Network Centric Systems. The compensation consultant combines the pay data from the Primary Peer Group, the operating units cited above, and appropriate surveys to determine an overall market pay rate for each NEO.

In addition, the Compensation Committee reviews the pay practices (not pay levels) of several other companies including Dell Inc., Oracle Corporation, Unisys Corp., Hewlett-Packard Company, International Business Machines Corp., and Lockheed Martin Corporation to gain insights into market trends in executive compensation.

Additional Compensation Policies

In addition to the components of our executive compensation program, we maintain the compensation policies described below.

Derivatives Trading

The Board of Directors has adopted a policy prohibiting directors, corporate officers and each employee of CSC or its subsidiaries who are financial insiders, and members of their immediate families, from entering into any transactions in CSC's securities except during announced trading periods, pursuant to a trading plan under 10b5-1 of the Exchange Act or as otherwise permitted by the Company's General Counsel prior to entering any such transaction. In addition, CSC prohibits directors, officers and financial insiders, and members of their immediate families, from derivative security transactions with respect to equity securities of CSC. CSC also discourages persons subject to such policy from margining or pledging CSC stock to secure a loan or purchase shares of CSC stock on margin.

Equity Ownership Guidelines

The Compensation Committee has adopted equity ownership guidelines for senior level executives to encourage them to build their ownership positions in our common stock over time and retain shares they earn through our equity incentive plans. The Compensation Committee believes that stock ownership by our executive officers further aligns their interests with those of long-term stockholders. Under the equity ownership guidelines, each senior level executive has five years from the date he becomes subject to such guidelines to achieve the following equity ownership levels:

Position	Stock Value as a Percentage of Base Salary
Chief Executive Officer	700%
Other Named Executive Officers	250 - 300%

The Compensation Committee reviews compliance with the guidelines on an annual basis and considers the amount of common stock held directly or through the Company's 401(k) plan, Career Shares, Performance Share Units and other RSUs in determining whether an executive has achieved his designated equity ownership level. As of the end of Fiscal 2012, all NEOs were in compliance with the ownership guidelines.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits a company's annual tax deduction for compensation to its CEO and its three other highest-paid executive officers employed at year-end (other than the CFO) to $1 million per person, unless, among other things, the compensation is "performance-based," as defined in Section 162(m), and provided under a plan that has been approved by the stockholders. It is our policy to design and administer our compensation program in a tax efficient manner and the Compensation Committee considers Section 162(m) deduction limitation's impact on the Company. As noted above, compensation decisions are made, among other things, to ensure market competitiveness, to reward outstanding performance, and to attract proven talent. Sometimes this results in compensation amounts being non-deductible under

Section 162(m). For example, since the CEO's salary is above the $1,000,000 threshold, a portion of his salary and his perquisites are not deductible by the Company. In Fiscal 2012, substantially all such compensation was deductible and the effects of any loss of such deduction were insignificant.

Compensation Recoupment Policy

CSC maintains a compensation recoupment or "clawback" policy that permits the Company to recover performance based compensation from participants whose fraud or intentional illegal conduct materially contributed to a financial restatement. The policy allows for the recovery of the difference between compensation awarded or paid and the amount which would have been paid had it been calculated based on the restated financial statements, excluding any tax payments. In addition, under the Company's equity grant agreements, employees may be required to forfeit awards or gains if a recipient breaches the non-competition, non-solicitation of employees, or non-disclosure provisions of such agreements.

Contracts and Agreements

Currently, the Company is not a party to any employment agreement with any of the NEOs, other than Messrs. Lawrie and Laphen. Additional details regarding these employment agreements can be found under "Employment and Other Agreements" below.

Summary Compensation Table

The following table provides information on the compensation of the Named Executive Officers in the Fiscal Years indicated.

Name & Principal Position[1] (a)	Fiscal Year (b)	Salary[2] ($) (c)	Stock Awards[3] ($) (d)	Option Awards[4] ($) (e)	Non-Equity Incentive Plan Compensation[5] ($) (f)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($) (g)	All Other Compensation[7] ($) (h)	Total ($) (i)
J. Michael Lawrie President and Chief Executive Officer	2012	48,077	–	–	–	–	1,442	49,519
Michael W. Laphen Former Chairman, President and Chief Executive Officer	2012	1,086,058	3,893,704	2,588,553	0	2,100,589	11,190,177	20,859,081
	2011	1,107,692	4,602,406	2,703,160	1,314,000	2,606,789	212,301	12,546,348
	2010	1,050,000	5,039,322	3,342,614	2,457,000	3,462,606	175,801	15,527,343
Michael J. Mancuso Vice President and Chief Financial Officer	2012	632,000	1,183,716	646,307	0	–	19,728	2,481,751
	2011	621,154	1,322,674	607,435	369,100	–	26,925	2,947,288
	2010	585,000	1,117,359	665,113	684,100	–	26,352	3,077,924
James D. Cook President, Business Solutions & Services Sector	2012	580,000	892,201	593,131	0	1,160,972	6,223	3,232,527
	2011	573,562	949,162	557,453	372,600	907,341	16,433	3,376,551
Guy M. Hains President, International	2012	605,511	989,078	521,026	0	–	80,072	2,195,687
Russell H. Owen Former President, Managed Services Sector	2012	583,000	807,082	536,576	0	1,551,570	8,284	3,486,512
	2011	570,769	954,080	560,339	374,500	942,675	17,777	3,420,140
James W. Sheaffer President, North American Public Sector	2012	542,000	882,062	461,890	0	61,501	8,177	1,955,630
	2011	528,569	1,138,377	520,930	348,200	51,442	9,034	2,596,552

1. Mr. Lawrie became President and Chief Executive Officer effective March 19, 2012. Mr. Laphen retired from his position as Chairman, President and Chief Executive Officer effective March 19, 2012. Rodney F. Chase was appointed Non-Executive Chairman of the Board effective March 19, 2012. Mr. Mancuso retired on May 29, 2012. Mr. Owen ceased to be an executive officer on September 16, 2011 and terminated employment on June 22, 2012.

2. The amounts shown in Column (c) reflect all salary earned during the fiscal year, whether or not payment was deferred pursuant to the Deferred Compensation Plan or any other plan. All executive officers listed above are paid in U.S. dollars, with the exception of Mr. Hains, who is paid in pounds sterling. For the purpose of the Summary Compensation Table and accompanying footnotes, Mr. Hains' information in pounds sterling is converted to U.S. dollars at an exchange rate of $1.597, which was the average exchange rate for Fiscal 2012.

3. The amounts shown in Column (d) reflect the aggregate grant date fair values computed in accordance with FASB ASC Topic 718 for Performance Share Units, Service RSUs, and Career Shares (where applicable) granted during the fiscal year. On his retirement, Mr. Laphen forfeited all equity awards granted to him in Fiscal 2012.

Pursuant to Regulation S-K Item 402(c)(2)(v), the amounts shown exclude the impact of estimated forfeitures. For a discussion of the assumptions made in the valuation of RSUs, reference is made to the section of Note 1 to the Company's consolidated financial statements set forth in the Company's 2012 Annual Report filed on Form 10-K providing details of the Company's accounting under FASB ASC Topic 718. Performance Share Units and Service RSUs canceled or forfeited during Fiscal Year 2012 are as follows:

Name	2012 Total Stock Award Cancellations/Forfeitures
Michael W. Laphen	146,582
Michael J. Mancuso	10,581
James D. Cook	7,489
Guy M. Hains	7,221
Russell H. Owen	6,443
James W. Sheaffer	6,563

Stock awards granted consisted of Service RSUs and Performance Share Units. The amounts shown in Column (d) for Fiscal Year 2010 do not include the One-Time Award granted in Fiscal Year 2010 which replaced the 2009 awards of Performance Share Units canceled in May 2009. The One-Time Award granted in Fiscal 2010 paid out at 0% of target based on the Company's performance over the two-year period. For all Performance Share Units, the amounts included in Column (d) reflect the value at the grant date based upon the estimated performance during the performance period. Based on grant date values, the maximum value of the 2012 stock awards is as follows:

Name	2012 Stock Awards at Maximum Value
Michael W. Laphen	$5,840,556*
Michael J. Mancuso	$1,669,793
James D. Cook	$1,338,302
Guy M. Hains	$1,380,938
Russell H. Owen	$1,210,624
James W. Sheaffer	$1,229,437

*Mr. Laphen forfeited these awards upon his retirement in March 2012.

4. The amounts shown in Column (e) reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for stock options granted during the fiscal year. On his retirement, Mr. Laphen forfeited all equity awards granted in Fiscal 2012.

Pursuant to Regulation S-K Item 402(c)(2)(vi), the amounts shown exclude the impact of estimated forfeitures. For a discussion of the assumptions made in the valuation of stock options, reference is made to the section of Note 1 to the Company's consolidated financial statements set forth in the Company's 2012 Annual Report on Form 10-K providing details of the Company's accounting under FASB ASC Topic 718. None of the NEOs other than Mr. Laphen forfeited stock options during Fiscal Year 2012.

5. The amounts shown in Column (f) reflect amounts earned during the fiscal year under the AMIP, whether or not payment was deferred pursuant to the Deferred Compensation Plan. Because Revenue, Operating Income, Free Cash Flow, and Earnings Per Share for Fiscal 2012 were significantly below target, no cash incentives under the AMIP were earned by the NEOs for Fiscal 2012 performance.

6. The amounts shown in Column (g) for Fiscal Year 2012 reflect the sum of (i) the aggregate annual change in the actuarial present value of the NEO's accumulated benefit under the Pension Plan, SERP and the Excess Plan plus (ii) the NEO's above market or preferential earnings during the fiscal year under the Deferred Compensation Plan, if any. Messrs. Laphen, Cook and Owen are participants in the Pension Plan, SERP and Excess Plan. Messrs. Sheaffer and Cook participate in the Deferred Compensation Plan.

Name	Annual Increase in Accumulated Benefit Under Pension Plan at March 30, 2012	Annual Increase in Accumulated Benefit Under SERP at March 30, 2012	Annual Increase in Accumulated Benefit Under Excess Plan at March 30, 2012	Preferential Earnings Under Deferred Compensation Plan During Fiscal Year 2012	Total
J. Michael Lawrie	–	–	–	–	–
Michael W. Laphen	$141,755	$1,854,537	$104,297	–	$2,100,589
Michael J. Mancuso	–	–	–	–	–
James D. Cook	$97,791	$952,345	$58,560	$52,276	$1,160,972
Guy M. Hains	–	–	–	–	–
Russell H. Owen	$118,199	$1,411,528	$21,843	–	$1,551,570
James W. Sheaffer	–	–	–	$61,501	$61,501

7. Column (h) includes the total dollar amount of all other compensation, perquisites and other property paid to the NEOs. The amount shown for Mr. Laphen includes certain severance-related payments and benefits he became contractually entitled to receive when he retired on March 19, 2012. Specifically, this amount includes (i) $6,750,000 in cash severance payments made pursuant to Mr. Laphen's employment agreement of December 20, 2010, (ii) $3,866,119, which represents the value associated with accelerating the vesting of certain outstanding Service RSUs, (iii) $150,375, which represents the value associated with accelerating the vesting of certain outstanding Performance Share Units, (iii) $106,199 in additional benefits under the SERP, (iv) $27,719 in additional benefits under the Excess Plan, and (v) $16,590 in COBRA continuation premiums. There will be a six-month delay in these severance-related payments and benefits to the extent they are determined to be subject to the provisions of Section 409A of the Internal Revenue Code. These severance-related payments and benefits are described in greater detail below under "Employment and Other Agreements."

The Company provided the following perquisites and other personal benefits, or property, to NEOs, except as otherwise indicated: personal use of Company aircraft (Mr. Laphen), financial planning assistance (Mr. Laphen), security (Mr. Laphen), and automobile (Messrs. Laphen, Mancuso, and Cook). In addition, the Company makes matching contributions to the Company's broad-based 401(k) defined contribution plan on behalf of the NEOs (other than Mr. Hains). The Company also pays premiums for life insurance policies for the benefit of the NEOs, none of whom has or will receive, or has been allocated, an interest in any cash surrender value under these policies. None of the NEOs received any tax reimbursements during Fiscal Year 2012.

The incremental cost of each perquisite representing more than 10% of the value of all of an executive's perquisites or, if greater, more than $25,000, and the amount of matching contributions to the defined contribution plan and life insurance premiums paid for each NEO in Fiscal Year 2012 are set forth below:

Name	Personal Use of Company Aircraft	Automobile	401(k) Plan Matching Contributions	Life Insurance Premiums
J. Michael Lawrie	–	–	$1,442	–
Michael W. Laphen	$198,836	$37,544	$6,490	$1,981
Michael J. Mancuso	–	$13,211	$5,265	$1,252
James D. Cook	–	$1,064	$4,010	$1,149
Guy M. Hains*	–	$4,989	*	*
Russell H. Owen	–	–	$7,129	$1,155
James W. Sheaffer	–	–	$7,103	$1,074

*As a CSC U.K. employee, Mr. Hains received a flexible spending amount of $75,083 for Fiscal 2012 under the Company's U.K. Flexible Benefit program, which allows employees to select from a variety of benefit options. Mr. Hains allocated his flexible spending fund, along with a portion of his annual base salary, towards the following benefits for Fiscal 2012: contributions to a defined contribution retirement plan ($81,388), life insurance (including dependent death-in-service pension) ($3,010), extended sick pay ($2,408), personal accident insurance ($169), private medical coverage ($2,530), and health screening benefits ($388).

The incremental cost of Mr. Laphen's use of Company aircraft is based on the variable costs to the Company, including fuel costs, on-board catering, landing/ramp fees and other miscellaneous variable costs. This calculation does not include fixed costs which do not change based on usage, such as depreciation, leasing costs, and flight crew salaries.

Summary of CEO Non-Severance Compensation Realized in Fiscal 2012

The table below provides a different perspective on compensation that is supplemental to the information contained in the Summary Compensation Table. As noted above, Mr. Laphen retired from the Company on March 19, 2012, and became entitled to certain severance-related payments and benefits under the terms of his employment agreement and October 2011 succession agreement. These severance-related payments represent unique one-time payments unrelated to the Company's performance in Fiscal 2012 and are therefore excluded from this table. The payments are separately detailed under "Employment and Other Agreements" below.

This table provides details of pre-tax income realized by Mr. Laphen during Fiscal 2012 from base salary, annual incentive compensation and from long term equity incentive compensation regardless of the year in which the equity award was granted. It does not include changes in pension value and non-qualified deferred compensation or other compensation included in column "h" of the Summary Compensation Table.

Non-Severance Cash Compensation	Applicable Period	Annual Rate/ Target ($)	Pre-Tax Realized Income ($)	Explanation
Salary	Fiscal 2012	$1,125,000	$1,086,058	Mr. Laphen's annual salary rate remained unchanged for Fiscal 2012. His pre-tax realized salary for Fiscal 2012 represents pay through his retirement date of March 19, 2012.
Annual Cash Incentive	Fiscal 2012	$2,250,000	0	Based upon CSC's Fiscal 2012 performance, Mr. Laphen received no actual annual cash incentive payment for Fiscal 2012. Please see "Annual Incentive Compensation" for additional details.
Total Non-Severance Cash Compensation		**$3,375,000**	**$1,086,058**	

Non-Severance Equity Compensation	Applicable Period	Award Date Value ($)	Pre-Tax Realized Income ($)	
Service-Vested RSU	6/2007 – 6/2011	836,845	596,989	The issuance of 15,152 shares on settlement of the RSUs is the second of three equal tranches, which vest on the third, fourth, and fifth anniversaries of the grant date. Pre-tax realized income was 28.66% below the grant date value, which is equal to the percentage decline in CSC stock price on the date of release ($38.50) relative to the share price on the grant date ($55.23).
Service-Vested RSU	5/2008 – 5/2011	2,116,382	1,773,738	A total of 43,538 Service RSU, representing 100% of the grant, vested on the third anniversary of the grant date pursuant to the original terms of the grant. Pre-tax realized income was 16.19% below the grant date value, which is equal to the percentage decline in CSC stock price on the date of release ($40.04) relative to the share price on the grant date ($48.61).
Service-Vested RSU	5/2006 – 5/2011	469,645	384,201	The issuance of 8,485 shares on settlement of the RSUs is the last of three equal tranches, which vest on the third, fourth, and fifth anniversaries of the grant date. Pre-tax realized income was 18.19% below the grant date value, which is equal to the percentage decline in CSC stock price on the date of release ($44.58) relative to the share price on the grant date ($55.35).
Total Non-Severance Equity Compensation		**$3,422,872**	**$2,754,928**	
Total Realized Non-Severance Compensation		**$6,797,872**	**$3,840,986**	

Grants of Plan-Based Awards

The following table provides information on AMIP awards, RSUs and stock options granted to the NEOs in the Fiscal Year ended March 30, 2012.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards[2]
Name (a)	Grant Date (b)	Approval Date (c)	Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold (#) (g)	Target (#) (h)	Maximum (#) (i)	(#) (j)	(#) (k)	($/Sh) (l)	($) (m)
Michael W. Laphen[4]												
AMIP	–	–	1,125,000	2,250,000	3,375,000	–	–	–	–	–	–	–
RSUs – Service[4]	6/20/2011	5/17/2011	–	–	–	–	–	–	50,502	–	–	1,946,852
RSUs – Performance[4]	6/20/2011	5/17/2011	–	–	–	5,050	50,502	101,004	–	–	–	1,946,852
Stock Options[4]	6/20/2011	5/17/2011	–	–	–	–	–	–	–	236,724	38.55	2,588,553
Michael J. Mancuso												
AMIP	–	–	347,600	695,200	1,042,800	–	–	–	–	–	–	–
RSUs – Service	6/20/2011	5/17/2011	–	–	–	–	–	–	12,609	–	–	486,077
RSUs – Performance	6/20/2011	5/17/2011	–	–	–	1,261	12,609	25,218	–	–	–	486,077
RSUs - Career Shares	6/20/2011	5/17/2011	–	–	–	–	–	–	5,488	–	–	211,562
Stock Options	6/20/2011	5/17/2011	–	–	–	–	–	–	–	59,105	38.55	646,307
James D. Cook												
AMIP	–	–	319,000	638,000	957,000	–	–	–	–	–	–	–
RSUs – Service	6/20/2011	5/17/2011	–	–	–	–	–	–	11,572	–	–	446,101
RSUs – Performance	6/20/2011	5/17/2011	–	–	–	1,157	11,572	23,144	–	–	–	446,101
Stock Options	6/20/2011	5/17/2011	–	–	–	–	–	–	–	54,242	38.55	593,131
Guy M. Hains												
AMIP	–	–	333,031	666,062	999,093	–	–	–	–	–	–	–
RSUs – Service			–	–	–	–	–	–	10,165	–	–	391,861
RSUs – Performance	6/20/2011	5/17/2011	–	–	–	1,017	10,165	20,330	–	–	–	391,861
RSUs – Career Shares	6/20/2011	5/17/2011	–	–	–	–	–	–	5,327	–	–	205,356
Stock Options	6/20/2011	5/17/2011	–	–	–	–	–	–	–	47,648	38.55	521,026
Russell H. Owen												
AMIP	–	–	320,650	641,300	961,950	–	–	–	–	–	–	–
RSUs – Service	6/20/2011	5/17/2011	–	–	–	–	–	–	10,468	–	–	403,541
RSUs – Performance	6/20/2011	5/17/2011	–	–	–	1,047	10,468	20,936	–	–	–	403,541
Stock Options	6/20/2011	5/17/2011	–	–	–	–	–	–	–	49,070	38.55	536,576
James W. Sheaffer												
AMIP	–	–	298,100	596,200	894,300	–	–	–	–	–	–	–
RSUs – Service	6/20/2011	5/17/2011	–	–	–	–	–	–	9,011	–	–	347,374
RSUs – Performance	6/20/2011	5/17/2011	–	–	–	901	9,011	18,022	–	–	–	347,374
RSUs – Career Shares	6/20/2011	5/17/2011	–	–	–	–	–	–	4,859	–	–	187,314
Stock Options	6/20/2011	5/17/2011	–	–	–	–	–	–	–	42,240	38.55	461,890

1. The amounts shown in Columns (d), (e) and (f) reflect the threshold, target and maximum amounts which could be earned under the AMIP for Fiscal 2012. Actual amounts earned for Fiscal 2012 under the AMIP are set forth in column (f) of the Summary Compensation Table. Due to the Company's performance in Fiscal 2012, there were no AMIP awards paid to the NEOs in Fiscal 2012.

2. The number of shares which vest ranges from zero if Revenue underperforms the Peer Index by 3% or ROIC drops to 8.5% to a maximum of two times the number of target shares if Revenue exceeds the Peer Index by 3% and ROIC reaches 11.5%. The threshold number contained in Column (g) represents achievement of 10% of target, but the actual payment could range to zero.

3. Career Shares are RSUs that vest upon the executive reaching age 65, or age 55 or older with at least 10 years of service, or as otherwise determined by the Compensation Committee. They are settled in shares of CSC stock at the rate of 10% of the shares granted on each of the first ten anniversaries of the executive's retirement date.

4. Mr. Laphen forfeited all Fiscal 2012 Long-Term Equity Incentive grants upon his retirement on March 19, 2012.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information on unexercised stock options and unvested RSUs held by the NEOs on March 30, 2012. Shaded awards represent stock options granted as all or part of an AMIP award. The practice of granting equity as all or part of an AMIP award was discontinued after payment of the Fiscal Year 2006 AMIP.

		Option Awards				Stock Awards			
Name (a)	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#) (f)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (g)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (h)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($) (i)
Michael W. Laphen[3]	05/25/2010	189,179	–	48.22	03/19/2017	–	–	47,723[4]	142,883
	05/26/2009	195,653	–	42.12	03/19/2017	–	–	–	–
	05/27/2008	119,582	–	48.61	03/19/2017	–	–	–	–
	06/18/2007	125,000	–	55.23	03/19/2017	–	–	–	–
	06/15/2007	100,000	–	55.15	03/19/2017	–	–	–	–
	05/22/2006	70,000	–	55.35	05/22/2016	–	–	–	–
	05/23/2005	60,000	–	44.30	05/23/2015	–	–	–	–
	05/12/2004	50,000	–	39.04	05/12/2014	–	–	–	–
	05/05/2003	2,031	–	8.29	05/05/2013	–	–	–	–
	04/01/2003	50,000	–	32.41	04/01/2013	–	–	–	–

Name (a)	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#) (f)	Market Value of Shares or Units of Stock That Have Not Vested [1] ($) (g)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (h)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [2] ($) (i)
Michael J. Mancuso	06/20/2011	–	59,105 [5]	38.55	06/20/2021	12,609 [6]	377,513	12,609 [7]	37,751
	05/25/2010	14,171	28,340 [8]	48.22	05/25/2020	10,724 [9]	321,077	10,724 [4]	32,108
	05/26/2009	25,954	12,977 [10]	42.12	05/26/2019	11,903 [11]	356,376	–	–
	01/15/2009	32,091	–	36.66	01/15/2019	–	–	–	–
James D. Cook	06/20/2011	–	54,242 [5]	38.55	06/20/2021	11,572 [6]	346,466	11,572 [7]	36,647
	05/25/2010	13,005	26,008 [8]	48.22	05/25/2020	9,842 [9]	294,669	9,842 [4]	29,467
	05/26/2009	29,394	14,696 [10]	42.12	05/26/2019	13,480 [11]	403,591	–	–
	05/27/2008	30,565	–	48.61	05/27/2018	–	–	–	–
	06/18/2007	20,000	–	55.23	06/18/2017	2,424 [12]	72,575	–	–
	05/22/2006	20,000	–	55.35	05/22/2016	–	–	–	–
	05/23/2005	17,500	–	44.30	05/23/2015	–	–	–	–
	05/12/2004	12,500	–	39.04	05/12/2014	–	–	–	–
	06/13/2002	50,394	–	45.61	06/13/2012	–	–	–	–
Guy M. Hains	06/20/2011	–	47,648 [5]	38.55	06/20/2021	10,165 [6]	304,340	10,165 [7]	30,434
	05/25/2010	10,819	21,636 [8]	48.22	05/25/2020	8,187 [9]	245,119	8,187 [4]	25,512
	05/26/2009	23,618	11,808 [10]	42.12	05/26/2019	10,832 [11]	324,310	–	–
	05/27/2008	39,649	–	48.61	05/27/2018	–	–	–	–
	06/18/2007	30,000	–	55.23	06/18/2017	3,636 [12]	108,862	–	–
	05/22/2006	17,500	–	55.35	05/22/2016	–	–	–	–
	05/23/2005	20,000	–	44.30	05/23/2015	–	–	–	–
	05/12/2004	15,000	–	39.04	05/12/2014	–	–	–	–
	05/05/2003	17,500	–	33.16	05/05/2013	–	–	–	–
	06/13/2002	23,821	–	45.61	06/13/2012	–	–	–	–

Name (a)	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Option Awards: Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Option Awards: Option Exercise Price ($) (d)	Option Awards: Option Expiration Date (e)	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#) (f)	Stock Awards: Market Value of Shares or Units of Stock That Have Not Vested[1] ($) (g)	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (h)	Stock Awards: Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($) (i)
Russell H. Owen	06/20/2011	–	49,070 [5]	38.55	06/20/2021	10,468 [6]	313,412	10,468 [7]	31,341
	05/25/2010	13,072	26,143 [8]	48.22	05/25/2020	9,893 [9]	296,196	9,893 [4]	29,620
	05/26/2009	25,289	12,644 [10]	42.12	05/26/2019	11,598 [11]	347,244	–	–
	05/27/2008	26,297	–	48.61	05/27/2018	–	–	–	–
	06/18/2007	30,000	–	55.23	06/18/2017	3,636 [12]	108,862	–	–
	05/22/2006	27,500	–	55.35	05/22/2016	–	–	–	–
	05/23/2005	22,500	–	44.30	05/23/2015	–	–	–	–
	05/12/2004	20,100	–	39.04	05/12/2014	–	–	–	–
	06/13/2002	46,860	–	45.61	06/13/2012	–	–	–	–
James W. Sheaffer	06/20/2011	–	42,240 [5]	38.55	06/20/2021	9,011 [6]	269,789	9,011 [7]	26,979
	05/25/2010	12,153	24,304 [8]	48.22	05/25/2020	9,197 [9]	275,358	9,197 [4]	27,536
	05/26/2009	25,757	12,878 [10]	42.12	05/26/2019	11,813 [11]	353,681	–	–
	05/27/2008	26,784	–	48.61	05/27/2018	–	–	–	–
	06/18/2007	30,000	–	55.23	06/18/2017	3,636 [12]	108,862	–	–
	05/22/2006	25,000	–	55.35	05/22/2016	–	–	–	–
	12/19/2005	25,000	–	49.10	12/19/2015	–	–	–	–
	05/23/2005	10,000	–	44.30	05/23/2015	–	–	–	–
	05/12/2004	7,500	–	39.04	05/12/2014	–	–	–	–
	03/03/2003	5,000	–	30.64	03/03/2013	–	–	–	–

1. As required by Regulation S-K Item 402(f)(2), the market value of Service RSUs shown in Column (f) is based on the $29.94 closing market price of CSC common stock on March 30, 2012.

2. As required by Regulation S-K Item 402(f)(2), the market value of unearned Performance Share Units shown in Column (i) is based on achieving threshold performance goals, which would result in a payout equal to 10% of the target payout.

3. Mr. Laphen retired on March 19, 2012. In accordance with his succession agreement dated October 18, 2011, the exercise periods for options granted prior to calendar year 2011 were extended to the earlier of 5 years from his retirement date or the original grant expiration date.

4. Represents Performance Share Units. Vesting will occur on March 29, 2013, provided that the performance conditions have been satisfied by certification from the Compensation Committee.

5. One-third of the grant vested June 20, 2012, and one-third vests on each of June 20, 2013, and June 20, 2014, respectively. The Committee has agreed, in exchange for Mr. Sheaffer's ongoing post-retirement co-operation, and as permitted under the terms of Mr. Sheaffer's outstanding options, to accelerate the vesting of all outstanding options that otherwise would have vested during the twelve-month period following Mr. Sheaffer's retirement on June 29, 2012, had he remained employed by the Company during that period. The Committee took the same action with regard to Mr. Mancuso, who retired on May 29, 2012. Therefore, Mr. Mancuso became vested in 53,574 options on May 29, 2012, and Mr. Sheaffer will become vested in 26,232 options on June 29, 2012.

6. Represents Service RSUs. Units vest 100% on June 20, 2014.

7. Represents Performance Share Units that vest, subject to satisfaction of performance conditions, on March 28, 2014.

8. One-half of the grant vested on May 25, 2012 and one-half vests on May 25, 2013, respectively. See footnote 5 above with respect to additional options vesting for Mr. Sheaffer and Mr. Mancuso on their respective retirement dates.

9. Represents Service RSUs. Units vest 100% on May 25, 2013. The Committee has agreed, in exchange for Mr. Sheaffer's ongoing post-retirement co-operation, and as permitted under the terms of Mr. Sheaffer's outstanding Service RSUs, to accelerate the vesting of all outstanding Service RSUs that otherwise would have vested during the twelve-month period following Mr. Sheaffer's retirement on June 29, 2012, had he remained employed by the Company during that period. The Committee took the same action with regard to Mr. Mancuso, who retired on May 29, 2012. Therefore, Mr. Mancuso became vested in 10,724 Service RSUs on May 29, 2012, and Mr. Sheaffer will become vested in 9,197 Service RSUs on June 29, 2012.

10. Represents one-third of the grant, which vested on May 26, 2012.

11. Represents Service RSUs. Units vested 100% on May 26, 2012.

12. Represents one-third of the grant, which vested on June 18, 2012.

Option Exercises and Stock Vested

The following table provides information on stock options held by the NEOs that were exercised and RSUs held by the NEOs that vested, during the Fiscal Year ended March 30, 2012.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting[1] (#) (d)	Value Realized on Vesting ($) (e)
Michael W. Laphen	—	—	189,870 [2]	6,570,994
Michael J. Mancuso	—	—	14,135 [3]	341,360
James D. Cook	—	—	15,976	646,951
Guy M. Hains	—	—	20,194	812,596
Russell H. Owen	—	—	16,544	671,953
James W. Sheaffer	—	—	16,419 [4]	665,572

1. Reflects the gross number of underlying shares for restricted stock units on the vest date. Amounts exclude Performance Share Units granted in Fiscal 2010, which paid out at 0% of target based on the Company's performance over the relevant three-year performance period. The total number of shares acquired and the value realized net of shares withheld for tax payment to each of the Named Executive Officers are as follows:

Name	# of Shares Issued on Vesting	Value Realized on Vesting ($)
Michael W. Laphen	162,027	5,468,784
Michael J. Mancuso	9,435	227,855
James D. Cook	10,711	433,743
Russell H. Owen	11,215	455,508
James W. Sheaffer	10,646	431,551
Guy M. Hains	9,692	390,002

2. Includes 122,695 RSUs that vested as of March 19, 2012, Mr. Laphen's retirement date. Settlement in shares are subject to deferral as required under Internal Revenue Code Section 409A. RSUs will be settled in shares, net of shares withheld for taxes, on September 21, 2012 along with dividend equivalents earned on the vested units.

3. Excludes 5,488 Career Shares that vested on June 20, 2012. One-tenth of this amount will be settled in shares of Common Stock on each of the 1st - 10th anniversaries of Mr. Mancuso's retirement date.

4. Excludes 10,073 Career Shares in which 5,214 shares vested on May 15, 2011 when the vesting terms were met and 4,859 shares vested on June 20, 2012. One-tenth of this amount will be settled in shares of Common Stock on each of the 1st - 10th anniversaries of Mr. Sheaffer's retirement date.

Pension Benefits

In addition to a tax-qualified Pension Plan, the Company has a supplemental executive retirement plan and an excess benefit plan (the "SERP" and the "Excess Plan", respectively). Messrs. Lawrie, Mancuso, Hains and Sheaffer do not participate in the Pension Plan, SERP or the Excess Plan.

The following table provides information on the actuarial value of each NEO's accumulated benefit under the Pension Plan, the SERP and the Excess Plan as of March 30, 2012, as applicable, determined using the assumptions set forth in Note 12 of the Company's 2012 Annual Report filed on Form 10-K.

Name (a)	Plan Name (b)	Number of Years Credited Service[1] (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Michael W. Laphen	Pension Plan	22	1,382,056	—
	SERP	35	12,951,803	—
	Excess Plan	14	660,188	—
James D. Cook	Pension Plan	11	594,701	—
	SERP	16	6,255,334	—
	Excess Plan	11	344,324	—
Russell H. Owen	Pension Plan	20	597,929	—
	SERP	20	4,748,404	—
	Excess Plan	9	107,458	—

1. The Number of Years of Credited Service for each of the NEOs under the plans does not exceed such officer's total years of service with the Company and its affiliates. For the Pension Plan, the Number of Years of Credited Service equals all years of service except for years for which any required employee contributions were not made. For the SERP, the Number of Years of Credited Service equals all years of service with the Company and with any affiliates. For the Excess Plan, the Number of Years of Credited Service means the number of years since the executive's entry into a predecessor supplemental executive retirement plan, of which the Excess Plan is a successor plan.

Pension Plan. The Pension Plan is a contributory, career average defined benefit pension plan. The Pension Plan generally provides for annual retirement benefits, calculated on a single life annuity basis, equal to 2.25% of the participant's base salary during all years of participation. The Pension Plan was "frozen" for most participants, including all NEOs, effective July 10, 2009, and no new accruals have occurred after that date.

Pursuant to Internal Revenue Code requirements, the maximum benefits payable under the Pension Plan and the maximum base salary used to compute Pension Plan benefits are limited each year. For calendar year 2012, the maximum annual benefit is $200,000 and the maximum base salary is $250,000. To the extent that an additional benefit that would be payable under the Pension Plan absent these limitations (the "Excess Benefit") is not paid under the Pension Plan, that Excess Benefit is paid under the Excess Plan to persons who participate in those Plans. However, compensation for periods of time prior to the executive's date of first participation in the Excess Plan is not taken into account. Normal retirement is defined as age 65 or older under the Pension Plan and the Excess Plan, and there is a 6% reduction in benefits for each year by which a participant's age at retirement is less than 65.

SERP. The SERP is an unfunded plan which provides a retirement benefit to a participant for his or her lifetime in an annual amount equal to 50% of the participant's average cash compensation for the highest three (of the last five) fiscal years ("highest three fiscal years") for which a bonus has been determined, less 100% of the amount of Company-provided defined benefit plan benefits. For purposes of this calculation:

(i) "Average cash compensation" means the sum of (a) the average base salary earned during the highest three fiscal years, plus (b) the lesser of (1) the average bonus earned during the highest three fiscal years or (2) 100% of the average base salary rate on the last day of each of the highest three fiscal years.

(ii) "Company-provided defined benefits" means the aggregate amount the participant is entitled to receive on a periodic basis, for life, from governmental or private pension or defined benefit pension plans or similar vehicles, but only to the extent attributable to contributions or funding by the Company. This amount is generally equal to the sum of (a) 50% of the amount of primary Social Security benefits payable at the time of determination, (b) the amount of the Pension Plan benefits attributable to Company funding, and (c) 100% of Excess Plan benefits.

As indicated above, the SERP benefit is subject to offsets from other Company pension plans and government plans, and these offset amounts are subject to change. However, the SERP benefit at a participant's termination date, in conjunction with Company-funded benefits payable as of that date and Company-funded government benefits (payable as of that date, or age 62, if later), generally will not be less than 50% of the participant's average cash compensation (at his termination date) for the highest three fiscal years for which a bonus has been determined, as described above. Upon the participant's death, a spousal benefit of 50% of the participant's benefit is payable for the spouse's lifetime.

Payment of the SERP benefit commences upon normal retirement at age 62 or older with at least 12 years of continuous employment, or upon early retirement at age 55 or older with at least ten years of continuous employment. The amount of the SERP benefit payable will be reduced by 5% for each year by which a participant's age at retirement is less than 62, and by 1/12 for each year by which the participant's period of continuous employment is less than 12 years. If the participant's age plus years of service at retirement is 85 or more, however, the reduction for age less than 62 shall be 2.5% per year, rather than 5% per year.

There is a potential six-month delay in payments under the SERP to certain specified employees (as determined under Section 409A of the Internal Revenue Code) for amounts deemed to be deferred on or after January 1, 2005. The SERP provides for the crediting of interest during any such payment delay period.

The Company pays a participant's FICA taxes attributable to SERP benefits and pays the participant a tax gross-up to cover the federal, state and local income taxes on the amount of the FICA tax payment.

Additional benefits may be payable following a Change in Control, as discussed below under "Potential Payments Upon Change in Control and Termination of Employment; SERP and Excess Plan."

Excess Plan. The Excess Plan is a separate, unfunded plan for SERP participants, providing a retirement benefit which generally restores the shortfall of Pension Plan benefits resulting from Internal Revenue Code limits prospectively from the date of first participation as described above under "Pension Plan." See "Potential Payments Upon Change in Control and Termination of Employment; SERP and Excess Plan" below for a description of the circumstances following a Change in Control under which a participant may, in accordance with a prior election, receive a lump sum payment equal to the present value of all remaining Excess Plan benefits and/or any spousal benefits in lieu of any further payments under the Excess Plan, subject to the potential six-month delay (due to Section 409A of the Internal Revenue Code) and the crediting of interest during such delay period as discussed above for SERP benefits.

Fiscal Year 2012 Nonqualified Deferred Compensation

The Deferred Compensation Plan is an unfunded, nonqualified plan which permits participants to defer U.S. federal and most state income tax on all or part of their annual cash incentive award, all or part of their annual base salary in excess of a specified amount ($245,000 for calendar years 2010 and 2011, and $250,000 for calendar year 2012) or amounts payable in cash to non-employee directors for board services. Amounts deferred are credited each year with a return equal to the 120 month rolling average yield to maturity of the Merrill Lynch U.S. Corporate, A Rated, 15+ Years Index, calculated as of December 31 of the preceding year. Participants elect when they wish to receive distributions of their Deferred Compensation Plan account balances upon termination of employment on or after age 62, death, disability, change in control or a date certain. If participants terminate employment prior to age 62, the full value of their account is paid to them as a lump sum on or about 30 days after termination. There is a potential six-month delay in payments under the Deferred Compensation Plan to certain specified employees (as determined under Section 409A of the Internal Revenue Code) for amounts deferred on or after January 1, 2005 (as determined under Section 409A). The Deferred Compensation Plan provides for the crediting of interest during any such payment delay period.

The following table summarizes, for each NEO, the contributions and earnings under the Deferred Compensation Plan in Fiscal Year 2012 and the aggregate account balance as of March 30, 2012.

Name (a)	Executive Contributions in Last FY ($) (b)	Aggregate Earnings in Last FY ($) (c)	Aggregate Withdrawals/Distribution ($) (d)	Aggregate Balance at Last FYE($) (e)
Michael W. Laphen	—	—	—	—
Michael J. Mancuso	—	—	—	—
James D. Cook	—	146,282	—	2,400,685
Guy M. Hains	—	—	—	—
Russell H. Owen	—	—	—	—
James W. Sheaffer	174,100	190,689	—	3,171,158

The Summary Compensation Table provides for each of the NEOs preferential earnings, if any, during the fiscal year under the Deferred Compensation Plan. In this proxy statement, such amounts (which are a subset of the amounts set forth in Column (c) of this table) are included in Column (g) of the Summary Compensation Table and are described in note 6 to that table. The Executive Contributions set forth on Column (b) of this table are not reported as compensation in the Summary Compensation Table.

Potential Payments Upon Change in Control and Termination of Employment

Mr. Laphen retired from the Company effective March 19, 2012, the date Mr. Lawrie assumed the role of President and CEO. Potential payments to Mr. Laphen upon a change in control or termination of employment are not described in the sections below. Instead, payments actually made to Mr. Laphen as a result of his termination are described separately under "Employment and Other Agreements" below.

Change in Control Termination Benefits

We offer certain post-employment benefits to a select group of executive officers, including our NEOs, in connection with a change of control. With the exception of the CEO, these post-employment benefits are limited to the payments and benefits provided under the Severance Plan for Senior Management and Key Employees (the "Severance Plan"). Mr. Lawrie does not participate in the Severance Plan; however, he is entitled to certain change in control termination benefits under his employment agreement.

The table below reflects the value of compensation and benefits that would become payable to each of the NEOs under plans and arrangements existing as of March 30, 2012, if a change in control had occurred on that date and, in circumstances explained below, the executive's employment had terminated. These amounts are reported based upon the executive's compensation and service levels as of such date and, if applicable, and in accordance with SEC regulations, based on the Company's closing stock price of $29.94 on March 30, 2012. These benefits are in addition to benefits available prior to the occurrence of any termination of employment, including under then-exercisable stock options, retirement plans and deferred compensation plans, and benefits available generally to salaried employees, such as distributions under the Company's broad based 401(k) plan.

The actual amounts that would be paid upon a NEO's termination of employment in connection with a change in control can be determined only at the time of any such event. Due to the number of factors that affect the nature and amount of any benefits provided upon such an event, any actual amounts paid or distributed may be higher or lower than reported below. Factors that could affect these amounts include the timing during the year of any such event, the Company's stock price and the executive's age and service.

The benefits payable as a result of a change in control as reported in the columns of this table are as follows:

- Cash Severance Benefit: Under the Severance Plan and Mr. Lawrie's employment agreement, upon an involuntary termination or a voluntary termination for good reason following a change in control (and, in the case of executives other than Mr. Lawrie, within a specified number of years following a change in control), executives are paid a multiple of base salary plus average annual earned/paid AMIP;

- Pro-Rata Bonus: Mr. Lawrie's employment agreement provides that, in the event of an involuntary termination or termination for good reason following a change in control, Mr. Lawrie also will receive a pro-rata annual bonus for the year in which the termination occurs based on his target bonus for the fiscal year in which the termination occurs;

- Benefits Continuation: The Severance Plan and Mr. Lawrie's employment agreement provide that upon an involuntary termination for good reason following a change in control (and, in the case of executives other than Mr. Lawrie, within a specified number of years following a change in control), executives also receive the continuation of certain health and welfare benefits for a specified period following the termination of employment;

- SERP and Excess Plan: The amounts reported in the table below are the increased value in the lump sum benefit payable under terms of the SERP and the Excess Plan, provided that upon an involuntary termination or a voluntary termination within specified periods following a change in control, benefits from the SERP shall not be less than those that would be payable if the participant were age 62 or older and had at least 12 years of continuous employment and as if the participant was 100% vested in benefits accrued under the SERP and benefits from the Excess Plan shall not be less than those that would be payable as if the participant was 100% vested in benefits accrued under that Plan;

- Equity Awards: The amounts reported in the table below are the intrinsic value of stock options and RSU awards (including Performance Share Units and Career Shares) that vest upon a change in control regardless of whether the executive officer's employment terminates; and

- Excise Tax and Gross Up: The Severance Plan provides that the Company would reimburse participants for all excise taxes they would be required to pay as a consequence of a change in control. The excise tax gross up has been eliminated for persons who become participants in the Plan in Fiscal Year 2009 and thereafter. Of the NEOs, Messrs. Cook and Owen are entitled to the excise tax gross up. To the extent that any payments or benefits provided to Mr. Lawrie constitute "excess parachute payments" under Section 280G of the Internal Revenue Code, his employment agreement provides that these payments will be reduced to the maximum amount that Mr. Lawrie may receive without becoming subject to the excise tax imposed under Section 4999 of the Code if it is determined that Mr. Lawrie would retain more money, on an after-tax basis, having such payments so reduced.

Additional information regarding the conditions under which these benefits are payable and the definitions used under the arrangements for determining whether an event triggering the benefit has occurred are discussed further following the table.

					Early Vesting of:			
Name	Cash Severance Benefit ($)	Benefits Continuation ($)	SERP ($)	Excess Plan	Stock Options[1] ($)	RSUs[1] ($)	Excise Tax & Gross Up ($)	Aggregate Payments ($)
J. Michael Lawrie	2,500,000	33,265	N/A	N/A	N/A	N/A	0	
Michael J. Mancuso	2,098,733	2,674	N/A	N/A	—	2,109,932	N/A	4,211,339
James D. Cook	2,239,133	24,011	1,149,988	N/A	—	2,162,027	0	
Guy M. Hains	2,260,521	9,418	N/A	N/A	—	1,856,400	N/A	4,126,339
Russell H. Owen	2,145,933	23,901[2]	7,416,336[3]	N/A	—	2,022,567	0	
James W. Sheaffer	2,081,066	23,298	N/A	N/A	—	1,906,519	N/A	4,010,883
Totals	**13,325,386**	**116,567**	**8,566,324**		—	**10,057,445**		

1. The intrinsic value of RSUs, per share is equal to the closing market price per share of CSC stock on March 30, 2012 ($29.94). The intrinsic value of a stock option, per share, is equal to the excess of (a) the closing market price of CSC stock on March 30, 2012 ($29.94), over (b) the option exercise price per share. RSUs include Service RSUs, Performance Share Units and Career Shares.
2. Does not include the value of tax equalization benefits provided under the terms of Mr. Owen's separation agreement, which is described under "Employment and Other Agreements" below.
3. Unlike the other NEO who participates in the SERP, Mr. Owen had not, as of March 30, 2012, reached the earliest age (age 55) at which a SERP benefit would be payable absent a change in control. Thus, unlike the other SERP participant listed in the table, Mr. Owen would not receive any payment under the SERP if his employment had terminated on March 30, 2012, absent a change of control. Mr. Owen's employment terminated on June 22, 2012.

Severance Plan for Senior Management and Key Employees

Each of the NEOs other than Mr. Lawrie participates in the Severance Plan, which provides certain benefits to participants in the event of a Change of Control (as defined below) of the Company. If there were a Change of Control and any of them either:

- had a voluntary termination of employment for Good Reason (as defined below) within two years afterward, or
- had an involuntary termination of employment, other than for death, disability or Cause (as defined below), within three years afterward,

then he would receive a one-time payment and certain health and welfare benefits during a specified period after termination.

The amount of the one-time payment is equal to two times the participant's then-current annual base salary plus the average of the three most recent annual AMIP awards paid or determined. The number of years after termination of employment during which a participant would receive health and welfare benefits is equal to the same applicable multiple.

The Severance Plan also provides that the Company would reimburse participants for all excise taxes they would be required to pay as a consequence of a Change of Control. The excise tax gross up has been eliminated for persons who become participants in the Plan in Fiscal Year 2009 and thereafter. Of the NEOs, Messrs. Cook and Owen are entitled to the excise tax gross up.

There is a potential six-month delay in payments and benefits provided under the Severance Plan to certain specified employees (as determined under Section 409A of the Internal Revenue Code). The Severance Plan provides for the crediting of interest during any such payment or benefits delay period.

For purposes of the Severance Plan, the following definitions apply:

- "Change of Control" means the consummation of a "change in the ownership" of the Company, a "change in effective control" of the Company or a "change in the ownership of a substantial portion of the assets" of the Company, in each case, as defined under Section 409A of the Internal Revenue Code.
- A participant's termination of employment with the Company is deemed for "Good Reason" if it occurs within six months of any of the following without the participant's express written consent:
    - A substantial change in the nature, or diminution in the status, of the participant's duties or position from those in effect immediately prior to the Change of Control;
    - A reduction by the Company in the participant's annual base salary as in effect on the date of a Change of Control or as in effect thereafter if such compensation has been increased and such increase was approved prior to the Change of Control;
    - A reduction by the Company in the overall value of benefits provided to the participant, as in effect on the date of a Change of Control or as in effect thereafter if such benefits have been increased and the increase was approved prior to the Change of Control;
    - A failure to continue in effect any stock option or other equity-based or non-equity based incentive compensation plan in effect immediately prior to the Change of Control, or a reduction in the participant's participation in any such plan, unless the participant is afforded the opportunity to participate in an alternative incentive compensation plan of reasonably equivalent value;
    - A failure to provide the participant the same number of paid vacation days per year available to him or her prior to the Change of Control, or any material reduction or the elimination of any material benefit or perquisite enjoyed by the participant immediately prior to the Change of Control;
    - Relocation of the participant's principal place of employment to any place more than 35 miles from the participant's previous principal place of employment;
    - Any material breach by CSC of any provision of the Severance Plan or of any agreement entered into pursuant to the Severance Plan or any stock option or restricted stock agreement;
    - Conduct by the Company, against the participant's volition, that would cause the participant to commit fraudulent acts or would expose the participant to criminal liability; or
    - Any failure by the Company to obtain the assumption of the Severance Plan or any agreement entered into pursuant to the Severance Plan by any successor or assign of CSC;

provided that for purposes of bullets 2 through 5 above, "Good Reason" will not exist (i) if the aggregate value of all salary, benefits, incentive compensation arrangements, perquisites and other compensation is reasonably equivalent to the aggregate value of salary, benefits, incentive compensation arrangements, perquisites and other compensation as in effect immediately prior to the Change of Control, or as in effect thereafter if the aggregate value of such items has been increased and such increase was approved prior to the Change of Control, or (ii) if the reduction in aggregate value is due to reduced performance by the Company, the operating unit of the Company for which the participant is responsible, or the participant, in each case applying standards reasonably equivalent to those utilized by the Company prior to the Change of Control.

- "Cause" means:
  - fraud, misappropriation, embezzlement or other act of material misconduct against the Company or any of its affiliates;
  - conviction of a felony involving a crime of moral turpitude;
  - willful and knowing violation of any rules or regulations of any governmental or regulatory body material to the business of the Company; or
  - substantial and willful failure to render services in accordance with the terms of the Severance Plan (other than as a result of illness, accident or other physical or mental incapacity), provided that (i) a demand for performance of services has been delivered to the participant in writing by or on behalf of CSC's Board of Directors at least 60 days prior to termination identifying the manner in which the Board believes that the participant has failed to perform and (ii) the participant has thereafter failed to remedy such failure to perform.

SERP and Excess Plan

If there were a Change in Control (as defined below) and a participant in the SERP and the Excess Plan, either:

- had an involuntary termination of employment or a voluntary termination of employment for Good Reason (as defined below) within three years thereafter, or
- had any voluntary termination of employment (including by death) more than one but within three years afterwards,

then payment of benefits under the SERP would commence upon termination of employment and would be calculated as if the participant were age 62 or older and had at least 12 years of continuous employment and as if the participant were 100% vested in such benefits and payment of benefits under the Excess Plan would commence upon termination of employment and would be calculated as if the participant were 100% vested in such benefits. Within 30 days after individuals first become participants in the SERP and the Excess Plan, they have the opportunity to elect to receive, upon a termination of employment prior to the third anniversary of a Change in Control, a lump sum payment equal to the present value of all remaining SERP and Excess Plan benefits, including spousal benefits. This lump sum payment is in lieu of any further payments under those plans and is subject to the potential six month delay (due to Section 409A of the Internal Revenue Code) discussed previously and the crediting of interest during such delay period.

For purposes of the SERP and the Excess Plan, the following definitions apply:

- "Change in Control" has the same meaning as described above (for a Change of Control) under "*Severance Plan for Senior Management and Key Employees*"; and
- "Good Reason" has the same meaning as described above under "Severance Plan for Senior Management and Key Employees," excluding the last bullet.

Stock Options and RSUs

Equity Issued as an AMIP Award in Prior Years. In prior fiscal years, CSC had a program pursuant to which some or all of an AMIP award was paid in the form of RSUs (Fiscal Year 2006), restricted stock (Fiscal Year 2005) or discounted stock options with an exercise price equal to 25% of the market value of the underlying shares on the grant date (Fiscal Year 2004 and earlier) (collectively, "AMIP Equity Securities"). All outstanding AMIP Equity Securities are currently vested.

Non-AMIP Equity Securities. All stock options, RSUs and restricted stock awards held by the NEOs that were not issued as payment of AMIP awards (collectively, "Non-AMIP Equity Securities") provide for accelerated vesting in full upon a Change in Control (as defined in "Severance Plan for Senior Management and Key Employees" above), although in some cases the accelerated vesting can be prevented by action of the Compensation Committee. Stock options and RSUs, including Performance Share Units and Career Shares, granted after Fiscal Year 2009, provide for accelerated vesting in full upon a Change in Control, defined as a change in ownership of the Company, a change in effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, in each case as defined in Section 409A of the Internal Revenue Code.

Vesting of Equity Awards upon Other Terminations of Employment

All AMIP Equity Securities which are stock options and which are vested but unexercised upon termination of employment remain exercisable until the earlier of (a) the option expiration date or (b) the fifth anniversary of employment termination (for all terminations at age 62 or older other than for Cause), the third anniversary of employment termination (for involuntary terminations without Cause, or voluntary terminations for Good Reason, at age 61 or younger), the first anniversary of employment termination (for terminations for death or permanent disability) or three months after employment termination (for all other terminations).

All Non-AMIP Equity Securities provide for accelerated vesting in full, unless the Compensation Committee determines otherwise, upon retirement, other than for Cause (as defined below), at age 62 or older with at least ten years of service. Stock options other than AMIP Equity Securities, which are vested but unexercised upon termination of employment remain exercisable until the earlier of (a) the option expiration date or (b) the fifth anniversary of employment termination (for all terminations at age 62 or older other than for Cause), the first anniversary of employment termination (for terminations due to death or permanent disability) or three months after employment termination (for all other terminations). "Cause" means:

- fraud, misappropriation, embezzlement or other act of material misconduct against the Company or any of its affiliates;
- conviction of a felony involving a crime of moral turpitude;
- willful and knowing violation of any rules or regulations of any governmental or regulatory body material to the business of the Company; or

- substantial and willful failure to render services in accordance with the terms of his or her employment (other than as a result of illness, accident or other physical or mental incapacity), provided that (i) a demand for performance of services has been delivered to the Employee in writing by the Employee's supervisor at least 60 days prior to termination identifying the manner in which such supervisor believes that the Employee has failed to perform and (ii) the Employee has thereafter failed to remedy such failure to perform.

There are provisions in the award agreements for all stock options, RSUs, including Performance Share Units and Career Shares, and restricted stock, other than AMIP Equity Securities, which require the holder of such securities to deliver to the Company an amount in cash equal to the intrinsic value of the securities on the date (the "Realization Date") they vested (in the case of RSUs or restricted stock) or were exercised (in the case of stock options) if the holder:

- competes with the Company after voluntary termination of employment and prior to six months after the Realization Date, or
- solicits the Company's customers or solicits for hire or hires the Company's employees, or discloses the Company's confidential information, after voluntary or involuntary termination of employment and prior to one year after a Realization Date.

These forfeiture provisions do not apply if there has been a Change in Control within three years prior to the employment termination date. In addition, the Company has entered into new Non-Competition Agreements with all member of Senior Management.

Employment and Other Agreements

Currently, the Company is not a party to an employment agreement with any of the NEOs, other than Mr. Lawrie. The Company is a party to a succession agreement with Mr. Laphen, as well as a separation agreement with Mr. Owen, each of which is described below.

Employment Agreement with Mr. Lawrie. The Company and Mr. Lawrie entered into an employment agreement on February 7, 2012, pursuant to which the Company agreed to employ Mr. Lawrie as its President and Chief Executive Officer through March 31, 2017, at a minimum annual base salary of $1,250,000 and an annual bonus with a target amount of 150% of base salary and a maximum amount of 300% of base salary. In addition, in respect of each fiscal year of the Company which commences during the term of his employment agreement, Mr. Lawrie will receive time-vesting stock options with an aggregate value equal to 280% of base salary and performance share units with an aggregate value of 420% of base salary, in each case on terms and conditions that are generally consistent with those applicable to awards granted to other senior executive officers of the Company. In addition, Mr. Lawrie generally is eligible to participate in the Company's employee benefits plans. Mr. Lawrie reports directly to the Board of Directors, and his salary and target incentive are subject to annual review and increase by the Board.

In the event that Mr. Lawrie is terminated by the Company without "cause" or if he resigns from the Company for "good reason" (as each such term is defined in the employment agreement and collectively referred to as a "Qualifying Termination"), he will receive the following payments under the terms of the agreement:

- a pro-rata annual bonus for the year in which the termination occurs, based on the Company's actual performance for the entire fiscal year, payable at the time annual bonuses are generally paid (the "Pro-Rata Bonus");
- a severance payment equal to two times the sum of Mr. Lawrie's (A) base salary and (B) target annual bonus, payable in twenty-four equal monthly installments following Mr. Lawrie's termination; and
- COBRA premiums for a period of eighteen months following termination.

In the event of Qualifying Termination prior to April 1, 2017, any then-vested stock options will remain exercisable for the lesser of two years following the date of termination or the expiration of their term. The employment agreement also provides that upon the termination of Mr. Lawrie's employment due to death or disability, he will be eligible to receive a Pro-Rata Bonus.

Accordingly, absent a Change in Control, if Mr. Lawrie's employment had terminated on March 30, 2012, due to his resignation for good reason or termination by the Company without cause, he would have received: (i) base salary through the date of termination; (ii) a $2,500,000 severance payment; and (iii) reimbursement of COBRA premiums in the amount of $24,270.

The severance benefits described above are subject to Mr. Lawrie's continued compliance with certain restrictive covenants as set forth in the employment agreement and the non-competition agreement described below and the execution and non-revocation of a release of claims against the Company and certain related parties.

There will be a six-month delay in payments and benefits provided under the employment agreement following certain terminations of Mr. Lawrie's employment if such payments and benefits are determined to be subject to the provisions of Section 409A of the Internal Revenue Code at the time of termination. The employment agreement provides for the crediting of interest during any such payment or benefits delay period.

Succession Agreement with Mr. Laphen. In connection with Mr. Laphen's anticipated retirement, the Company and Mr. Laphen entered into a succession agreement, effective October 18, 2011. Under the terms of the succession agreement, Mr. Laphen's retirement is treated as a termination by the Company "without cause" for purposes of all existing contractual entitlements, including under the amended and restated employment agreement between Mr. Laphen and the Company, effective December 10, 2010.

The succession agreement confirms that Mr. Laphen will receive the following benefits, each of which is provided for under the existing terms of his employment agreement:

- earned base salary, annual bonus for a completed fiscal year, unreimbursed business expenses and benefits under the Company's employee benefit plans (offset by any amounts Mr. Laphen owes the Company);
- a pro-rated annual incentive award for the fiscal year of termination, based on the Company's actual performance for the entire year and the number of calendar months during the fiscal year that Mr. Laphen was employed, and paid when annual bonuses for that year are regularly paid;
- a severance payment of two times the sum of (i) base salary plus (ii) target annual incentive award paid in equal installments over 24 months; and
- COBRA premiums for 18 months, provided that Mr. Laphen elects COBRA continuation coverage under the Company's group health plan.

Under the terms of the succession agreement, Mr. Laphen also will be entitled to SERP and Excess Plan retirement benefits, computed as if he had reached age 62 at the time of his retirement. Mr. Laphen will reach age 62 in October 2012.

In addition, the succession agreement provides that the Compensation Committee will, as permitted by the terms of the equity based awards, approve the termination of Mr. Laphen's employment as a retirement at age 62 for the purposes of accelerating the vesting, upon his termination date, of his outstanding unvested equity-based awards, but not including equity awards granted in calendar year 2011. Equity awards granted in calendar year 2011 that have not vested in accordance with their terms on or before Mr. Laphen's termination date will be forfeited. The two year post-termination exercise period for vested options provided under Mr. Laphen's employment agreement will be extended to five years (but not beyond the maximum remaining term of the option). Any vested Performance Share Units will be paid at the end of their applicable three year performance period, assuming all applicable performance metrics are otherwise met.

Accordingly, when Mr. Laphen's employment terminated on March 19, 2012, he became contractually entitled to receive the following amounts:

					Early Vesting of:			
Pro-rated Annual Incentive Award ($)	Cash Severance Benefit ($)	Benefits Continuation ($)	SERP ($)[1]	Excess Plan ($)[1]	Stock Options ($)[2]	Service RSUs ($)[3]	Performance Share Units ($)[4]	Aggregate Payments ($)
0	6,750,000	16,590	106,199	27,719	0	3,866,119	150,375	10,917,002

1. Represents the additional benefit of treating Mr. Laphen as if he had reached age 62 at the time of his retirement on March 19, 2012. Mr. Laphen will reach age 62 in October 2012.

2. Represents the intrinsic value of stock options vested pursuant to the terms of Mr. Laphen's succession agreement based on the $31.51 closing market price of CSC common stock on March 19, 2012, Mr. Laphen's retirement date.

3. Represents the market value of Service RSUs vested pursuant to the terms of Mr. Laphen's succession agreement based on the $31.51 closing market price of CSC common stock on March 19, 2012, Mr. Laphen's retirement date.

4. Represents the market value of Performance Share Units vested pursuant to the terms of Mr. Laphen's succession agreement based on (i) the $31.51 closing market price of CSC common stock on March 19, 2012, and (ii) achieving threshold performance goals, which would result in a payout equal to 10% of the target payout. The actual value realized by Mr. Laphen, if any, will depend on the Company's actual performance over the 3-year performance period ending with Fiscal 2013.

There will be a six-month delay in payments and benefits provided under the succession agreement following Mr. Laphen's termination to the extent such payments and benefits are determined to be subject to the provisions of Section 409A of the Internal Revenue Code at the time of termination. The succession agreement provides for the crediting of interest during any such payment or benefits delay period.

Separation Agreement with Mr. Owen. The Company entered into a separation agreement with Mr. Owen, effective September 16, 2011. Under the terms of the separation agreement, Mr. Owen will remain employed by the Company until June 22, 2012, at which point he will become entitled to early retirement benefits under the SERP. The agreement does not provide Mr. Owen with any additional severance benefits or payments, other than certain tax equalization benefits for the 2011 and 2012 tax years. Additionally, Mr. Owen agreed to waive any right to payments under the Company's annual incentive program for Fiscal 2012.

If Mr. Owen's employment with the Company is terminated by the Company for "cause" or by Mr. Owen for any reason, then his entitlement to benefits under the SERP will be governed by the terms and conditions of the SERP. For this purpose, "cause" means: (i) fraud, misappropriation, embezzlement or any act of material misconduct against the Company, any of its affiliates, or stockholders; (ii) conviction of a felony involving a crime of moral turpitude; (iii) willful or knowing violation of the CSC Code of Ethics and Standards of Conduct, or any rules or regulations of any governmental or regulatory body material to the business of the Company; (iv) substantial and willful failure to render services in accordance with the terms of this Agreement (other than as a result of illness, accident or other physical or mental incapacity); or (v) failure or unwillingness to cooperate in any internal investigation; provided that with respect to clauses (iv) and (v), Cause shall not exist unless (A) the Company delivers a written statement to the executive at least 15 days prior to termination identifying the grounds for terminating the executive for Cause and (B) the executive has thereafter failed to remedy such grounds within 15 days of receiving the written statement.

Mr. Owen's employment terminated without cause on June 22, 2012.

PROPOSAL 2 - ADVISORY VOTE APPROVING EXECUTIVE COMPENSATION

In accordance with Section 14A of the Exchange Act we are providing our stockholders the opportunity to approve, on a nonbinding, advisory basis, the compensation of our Named Executive Officers as disclosed in this proxy statement. We urge the stockholders to read the CD&A appearing elsewhere in this proxy statement, as well as the 2012 Summary Compensation Table and related compensation tables and narrative, which provide detailed information on our compensation policies and practices and our named executive officers' compensation. As disclosed in the Compensation Discussion & Analysis, the Company's compensation programs focus on aligning pay to performance.

The actual incentive compensation realized by our Named Executive Officers for Fiscal 2012 reflects our performance relative to our goals:

- Fiscal 2012 Revenue, Operating Income, Free Cash-Flow, and Earnings Per Share – the financial measures of performance used in our Annual Management Incentive Plan ("AMIP") – resulted in annual incentive compensation payments at 0% of target. See "Annual Incentive Compensation – Fiscal 2012 Financial Results and AMIP Payout" for details.

- Company performance over the three-year period ending with Fiscal 2012 resulted in all Performance Share Units for that period being forfeited. See "Long-Term Incentive Compensation – Fiscal 2010 Performance Share Units Results" above for details.

Stock options granted at $38.55 in June 2011 have no intrinsic value as of the date hereof, and restricted stock units granted in May 2011 have declined in potential value.

The Compensation Committee has taken Fiscal 2012 performance into account in setting compensation for the NEOs for Fiscal 2013.

We believe that the information provided in this proxy statement demonstrates that our compensation policies and practices are aligned with our stockholder's interests and reward our Named Executive Officers for performance. We are therefore asking our stockholders to approve the following advisory resolution at the 2012 Annual Meeting of Stockholders:

> RESOLVED, that the stockholders of Computer Sciences Corporation approve, on an advisory basis, the compensation of the Named Eexecutive Officers, as disclosed in the Computer Sciences Corporation 2012 definitive proxy statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and the accompanying footnotes and narratives.

The vote on the compensation of our Named Executive Officers as disclosed in this proxy statement is advisory, and therefore not binding on the Company, the Compensation Committee or our Board. Our Board and our Compensation Committee value the opinions of our stockholders and to the extent there is any significant vote against the NEO compensation as disclosed in this proxy statement, we will consider our stockholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns. We have determined that our stockholders should cast an advisory vote on the compensation of our named executive officers on an annual basis. Unless this policy changes, the next advisory vote on the compensation of our named executive officers will be at the 2013 annual meeting of stockholders. The affirmative vote of a majority of votes cast is required to approve, on an advisory basis, the compensation of the Named Executive Officers, as disclosed in the Company's proxy statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, the Summary Compensation Table and the other related tables and disclosure.

The Board of Directors recommends a vote FOR the approval of the advisory resolution on executive compensation.

PROPOSAL 3 - RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed Deloitte & Touche LLP as independent auditors for the fiscal year ending March 29, 2013. As a matter of good corporate governance, the Board of Directors is submitting the appointment of Deloitte & Touche LLP for ratification at the Annual Meeting. If stockholders do not ratify the appointment of the independent auditors, the Audit Committee will evaluate the stockholder vote when considering the selection of a registered public accounting firm for the audit engagement for the 2014 Fiscal Year.

We expect that a representative of Deloitte & Touche LLP will attend the Annual Meeting. He will have an opportunity to make a statement, if desired, and will be available to respond to appropriate questions.

Fees

The following table summarizes the aggregate fees billed by the Company's principal accounting firm, Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates, which include Deloitte Consulting, for services provided during the last two fiscal years:

	FY2012	FY2011
Audit Fees[1]	$18,358,000	$10,242,000
Audit-Related Fees[2]	2,057,000	2,312,000
Tax Fees[3]	3,754,000	2,983,000
All Other Fees[4]	47,000	258,000
	$24,216,000	$15,795,000

1. Includes fees associated with the audit of our consolidated annual financial statements, review of our consolidated interim financial statements, statutory audits of international subsidiaries and the audit of our internal control over financial reporting.
2. Consists primarily of fees for third party data center reviews, accounting research, employee benefit plan audits and a carve-out audit for a divestiture.
3. Consists of fees for tax compliance and consultation, and expatriate tax services.
4. Consists primarily of technical training services.

Pre-Approval Policy

The Audit Committee pre-approves all audit, audit-related and tax and all other services to be provided by the independent auditors. The Committee has delegated to its Chairman the authority to pre-approve services to be provided by the independent auditors. The Chairman reports each such pre-approval decision to the full Audit Committee at its next scheduled meeting.

Vote Required

A majority of the votes cast at the Annual Meeting is necessary for the approval of this proposal.

The Board of Directors recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP as independent auditors for Fiscal Year 2013.

ADDITIONAL INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires CSC directors and executive officers, and persons who own more than 10% of the CSC stock, to file with the SEC initial reports of ownership and reports of changes in ownership of CSC stock and other equity securities of the Company. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of information furnished to us, reports filed through us and representations that no other reports were required, all of our executive officers, directors and greater than 10% beneficial owners filed the reports required under Section 16(a) on a timely basis.

Business for 2013 Annual Meeting

Stockholder Proposals. For a stockholder proposal to be considered for inclusion in CSC's proxy statement for the 2013 Annual Meeting, the written proposal must be received by CSC's Corporate Secretary at our principal executive offices not later than February 22, 2013. If the date of next year's annual meeting is moved more than 30 days before or after the anniversary date of this year's annual meeting, then the deadline for inclusion of a stockholder proposal in CSC's proxy statement is instead a reasonable time before CSC begins to print and mail its proxy materials. The proposal must comply with the requirements of SEC Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:

Corporate Secretary
CSC
3170 Fairview Park Drive
Falls Church, Virginia 22042
Facsimile: (703) 641-3168

Stockholders seeking to nominate directors at the 2013 Annual Meeting or who wish to bring a proposal before the meeting that is not intended to be included in CSC's proxy statement for the 2013 Annual Meeting must comply with the advance notice deadlines contained in CSC's Bylaws. The Bylaws provide that any such notice must be given not later than the close of business on the 90th day and not earlier than the close of business on the 120th day prior to the anniversary date of the preceding year's annual meeting. In addition, the Bylaws specify that in the event that the date of the upcoming annual meeting is more than 30 days before or more than 60 days after the anniversary date of the previous year's annual meeting, notice by the stockholder to be timely must be received not earlier than the close of business on the 120th day prior to the upcoming annual meeting and not later than the close of business on the later of (x) the 90th day prior to the upcoming annual meeting and (y) the 10th day following the date on which public announcement of the date of such upcoming meeting is first made. The term "public announcement" means disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service, in a document publicly filed by CSC with the SEC, or in a notice pursuant to the applicable rules of an exchange on which the securities of CSC are listed. For the 2013 Annual Meeting, a stockholder's notice, to be timely, must be delivered to, or mailed and received at our principal executive offices:

- not earlier than the close of business on April 9, 2013; and
- not later than the close of business on May 9, 2013.

Householding; Availability of 2012 Annual Report and Proxy Statement

The SEC permits the Company to deliver a single proxy statement and annual report to an address shared by two or more stockholders. This delivery method, referred to as "householding," can result in significant cost savings for the Company. In order to take advantage of this opportunity, the Company, and banks and brokerage firms that hold your shares, have delivered only one proxy statement and annual report to multiple stockholders who share an address unless one or more of the stockholders has provided contrary instructions. The Company will deliver promptly, upon written or oral request, a separate copy of the proxy statement and annual report to a stockholder at a shared address to which a single copy of the documents was delivered.

If you would like an additional copy of the 2012 Annual Report or this proxy statement, these documents are available on the Company's Website, www.csc.com, under "Investor Relations/SEC Filings." They are also available without charge to any stockholder, upon request, by calling 800.542.3070 or writing to:

Investor Relations
CSC
3170 Fairview Park Drive
Falls Church, VA 22042

If you share the same address with other CSC stockholders and would like to start or stop householding for your account, you can call 800.542.1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, NY 11717, including your name, the name of your broker or other holder of record and your account number(s).

If you consent to householding, your election will remain in effect until you revoke it. If you revoke your consent, you will be sent separate copies of documents mailed at least 30 days after receipt of your revocation.

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Appendix A - INDEPENDENCE STANDARDS

A director is "independent" if the Board of Directors has determined that he or she has no material relationship with Computer Sciences Corporation or any of its consolidated subsidiaries (collectively, the "Company"), either directly, or as a partner, stockholder or officer of an organization that has a relationship with the Company. For purposes of this definition, the Board has determined that a director is not "independent" if:

1. The director is, or has been within the last three years, an employee of the Company, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Company;

2. The director has received, or has an immediate family member who has received, during any 12-month period during the last three years, more than $120,000 in direct compensation from the Company (other than Board and committee fees, and pension or other forms of deferred compensation for prior service). Compensation received by an immediate family member for service as an employee (other than an executive officer) of the Company is not considered for purposes of this standard;

3. (a) The director, or an immediate family member of the director, is a current partner of the Company's internal or external auditor; (b) the director is a current employee of the Company's internal or external auditor; (c) an immediate family member of the director is a current employee of the Company's internal or external auditor who participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or (d) the director, or an immediate family member of the director, was within the last three years (but is no longer) a partner or employee of the Company's internal or external auditor and personally worked on the Company's audit within that time;

4. The director, or an immediate family member of the director, is, or has been within the last three years, employed as an executive officer of another company where any of the Company's present executive officers serves or served at the same time on that company's compensation committee; or

5. The director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, the Company for property or services in an amount that, in any of the last three fiscal years, exceeds the greater of $1 million or 2% of the other company's consolidated gross revenues.

An "immediate family" member includes a director's spouse, parents, children, siblings, mother and father-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than a domestic employee) who shares the director's home.

CSC